Form 20-F
period 2019-07-31
ATIF Holdings Ltd
filed 2019-12-02
CIK 1755058

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended July 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number 001-38876

ATIF Holdings Limited
(Exact name of Registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Room 3803, Dachong International Centre, 39 Tonggu Road Nanshan district, Shenzhen, China +(86) 0755-8695-0818
(Address of principal executive offices)

Jun Liu, Chief Executive Officer Telephone: +(86) 0755-8695-0818 Email: info@atifchina.com At the address of the Company set forth above
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	ATIF	The Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g)

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

37,074,672 ordinary shares were outstanding as of July 31, 2019

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registration has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which consolidated financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

INTRODUCTION

“We,” “us,” “our,” or “Company” are to ATIF Holdings Limited (“ATIF”), a British Virgin Islands business company, and its Affiliated Entities (defined below), as the case may be. Neither ATIF nor any of its Affiliated Entities are in any way or manner related to or associated with a digital publishing company incorporated and registered in Hong Kong, Asia Times Holdings Limited. Unless the context otherwise requires, in this annual report on Form 20-F references to:

•	“Affiliated Entities” are to our subsidiaries and Qianhai (defined below);

•	“ATIF HK” are to the indirect wholly-owned subsidiary of ATIF, ATIF Limited, a Hong Kong corporation;

•	“AT Consulting Center” are to Asia Era International Financial Consulting Center, which is owned and operated by Qianhai (defined below);

•	“BVI” are to the “British Virgin Islands”;

•	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

•	“CNNM” are to www.chinacnnm.com, a news and media platform owned and operated by ATIF HK;

•	“Huaya”, “Huaya Consultant,” or “WFOE” are to Huaya Consultant (Shenzhen) Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by ATIF HK;

•	“Qianhai” are to Qianhai Asia Era (Shenzhen) International Financial Services Co., Ltd., a limited liability company organized under the laws of the PRC, which we control via a series of contractual arrangements between WFOE and Qianhai;

•	“shares,” “Shares,” or “Ordinary Shares” are to the Ordinary Shares of the Company, par value $0.001 per share; and

•	“VIE” are to variable interest entity.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended July 31, 2019, 2018, and 2017.

This annual report contains translations of certain Renminbi (“RMB”) and Hong Kong Dollar (“HK$”) amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of RMB into U.S. dollars has been made at RMB6.8833 to US$1.00 and the translation of HK$ into U.S. dollars has been made at HK$7.8275 to US$1.00, the noon buying rates in effect on July 31, 2019, as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any RMB/HK$ or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB/HK$, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. The noon buying rate of RMB was RMB7.0389 to US$1.00 and that of HK$ was HK$7.8242 to US$1.00 on November 22, 2019.

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data

The following table sets forth selected historical statements of operations for the fiscal years ended July 31, 2019, 2018, and 2017, and balance sheet data as of July 31, 2019, 2018, and 2017, which have been derived from our audited consolidated financial statements included elsewhere in this annual report. The consolidated financial statements are prepared and presented in accordance with GAAP. Historical results are not necessarily indicative of the results for any future periods.

Selected Statements of Operations Information:

	For the Years Ended July 31,
	2019	2018	2017
Revenues	$3,078,758	$5,307,891	$3,635,371
Operating expenses:
Selling expenses	1,096,195	1,773,159	2,301,567
General and administrative expenses	1,310,959	807,053	408,739
Total operating expenses	2,407,154	2,580,212	2,710,306
Income from operations	671,604	2,727,679	925,065
Other income (expenses):
Interest income	1,994	16,303	469
Other income (expenses), net	32,452	(80,283)	(67,549)
Total other income (expense)	34,446	(63,980)	(67,080)
Income before income taxes	706,050	2,663,699	857,985
Provision for income taxes	276,823	716,816	217,025
Net income	429,227	1,946,883	640,960
Other comprehensive income(loss):
Foreign currency translation gain (loss)	(17,642)	(113,090)	74,963
Comprehensive income	$411,585	$1,833,793	$715,923
Earnings Per share
Basic and diluted	$0.01	$0.06	$0.02
Weighted Average Shares Outstanding
Basic and diluted	35,522,931	35,000,000	35,000,000

Selected Balance Sheets Information:

	As of July 31,
	2019	2018
Cash and cash equivalents	$6,459,702	$72,965
Accounts receivable, net	1,472,258	137,550
Due from a related party	-	14,966
Loans receivable	-	2,750,078
Prepaid expenses and other current assets	2,655,332	721,817
Total current assets	10,587,292	3,697,376
TOTAL ASSETS	$12,342,594	$3,746,754
Deferred revenue	$415,392	$547,235
Taxes payable	669,069	861,683
Due to related parties	-	31,366
Accrued expenses and other current liabilities	56,928	291,679
Total current liabilities	1,141,389	1,731,963
Total stockholders’ equity	11,201,205	2,014,791
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$12,342,594	$3,746,754

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to our Business

We have a limited operating history and are subject to the risks encountered by early-stage companies.

We have only been in business since November 2015. We did not generate any revenue until the fiscal year ended July 31, 2016. We launched AT Consulting Center, which offers financial and advisory services to our clients in August 2018 and acquired CNNM, a media and news platform, in September 2018. As a start-up company, our business strategies and model are constantly being tested by the market and operating results, and we pursue to adjust our allocation of resources accordingly. As such, our business may be subject to significant fluctuations in operating results in terms of amounts of revenues and percentages of total with respect to the business segments.

We are, and expect for the foreseeable future to be, subject to all the risks and uncertainties, inherent in a new business and in an industry which is in the early stages of development in China. As a result, we must establish many functions necessary to operate a business, including expanding our managerial and administrative structure, assessing and implementing our marketing program, implementing financial systems and controls and personnel recruitment. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays, and difficulties frequently encountered by companies with a limited operating history. These risks and challenges are, among other things:

•	we operate in an industry that is or may in the future be subject to increasing regulation by various governmental agencies in China;

•	we may require additional capital to develop and expand our operations which may not be available to us when we require it;

•	our marketing and growth strategy may not be successful;

•	our business may be subject to significant fluctuations in operating results; and

•	we may not be able to attract, retain and motivate qualified professionals.

Our future growth will depend substantially on our ability to address these and the other risks described in this annual report. If we do not successfully address these risks, our business would be significantly harmed.

Our historical financial results may not be indicative of our future performance.

Our business has achieved rapid growth since our inception. Our net revenue increased from $104,174 for the period from November 3, 2015 (when we started our consulting business), through July 31, 2016, to $3,635,371 for the fiscal year ended July 31, 2017, $5,307,891 for the fiscal year ended July 31, 2018, and $3,078,758 for the fiscal year ended July 31, 2019. Our net loss was $1,231,677 for the period from November 3, 2015, through July 31, 2016, and increased to a net income of $640,960 for the fiscal year ended July 31, 2017, $1,946,883 for the fiscal year ended July 31, 2018, and $429,227 for the fiscal year ended July 31, 2019. However, our historically growth rate and the limited history of operation make it difficult to evaluate our prospects. We may not be able to sustain our historically rapid growth or may not be able to grow our business at all.

Changes in the U.S. capital markets could make our services less attractive to our clients and adversely affect our business and financial condition.

Our consulting services help our clients based in mainland China become public companies. We are expanding our consulting services to include Chinese domestic exchanges and the Hong Kong Stock Exchange, but currently, all of our former and current clients have chosen to go public in the U.S. We believe this is due to the more flexible rules provided by the U.S. OTC markets and exchanges than the Chinese domestic exchanges, as well as the attractive financing and growth opportunities the U.S. capital market, which has remained relatively stable comparing to the Chinese capital market, are perceived to be able to provide to the Chinese enterprises. As a result, our going public consulting business has flourished since its inception in 2015. However, changes in the U.S. capital markets could make our service less desirable to Chinese enterprises. For example, if the U.S. OTC markets and exchanges make their rules more stringent to Chinese enterprises, then fewer Chinese enterprises will be able to use our consulting services to go public in the U.S., and our business and financial condition will be adversely affected as a result.

Because we lack a diversified client base, a severe or prolonged downturn in Chinese economy could materially and adversely affect our business and our financial condition.

Our goal is to become an international business serving clients throughout Asia, but as of the date of this annual report all our former and current clients are based in mainland China. Accordingly, we do not have a geographically diversified client base, and there will be a potentially devastating effect on our business if the Chinese economy experiences a severe or prolonged downturn.

Failure to maintain or enhance our brand or image could have a material and adverse effect on our business and results of operations.

We believe our “ATIF” brand is associated with a well-recognized, integrated consulting services company in the market that it operates, with comprehensive personalized one-stop consulting services to suit our clients’ needs. Our brand is integral to our sales and marketing efforts. Our continued success in maintaining and enhancing our brand and image depends to a large extent on our ability to satisfy customers’ needs by further developing and maintaining quality of services across our operations, as well as our ability to respond to competitive pressures. If we are unable to satisfy customers’ needs or if our public image or reputation were otherwise diminished, our business transactions with our clients may decline, which could in turn adversely affect our results of operations.

We may not be successful in implementing important new strategic initiatives, which may have an adverse impact on our business and financial results.

There is no assurance that we will be able to implement important strategic initiatives in accordance with our expectations, which may result in an adverse impact on our business and financial results. Our new strategic initiatives, AT Consulting Center and CNNM, which were launched in 2018, and the investment and financing analysis reporting business, which was launched in July 2019, are designed to create growth, improve our results of operations and drive long-term shareholder value. However, our management may lack required experience, knowledge, insight, or human and capital resources to carry out the effective implementation to expand into new spaces outside the financial consulting industry. As such, we may not be able to realize our expected growth, and our business and financial results will be adversely impacted.

Increasing competition within our industry could have an impact on our business prospects.

The financial consulting market is an industry where new competitors can easily enter into since there are no significant barriers to entry. Competing companies may have significantly greater financial and other resources than we do and may offer services that are more attractive to companies seeking funds; increased competition would have a negative impact on both our revenues and our profit margins.

Our results of operations and cash flows may fluctuate due to the non-recurring nature of our going public consulting services provided to our clients.

We generated the bulk of our total revenues from going public consulting services provided to small and medium-sized enterprises in China. Unlike other service businesses that have the potential of retaining their clients for long-term and recurring services, our consulting contractual relationships with our clients usually last for 12 months; there is no recurring business from our clients once they become public companies. Therefore, we face the constant challenge of identifying and recruiting new clients in order to maintain our operations and cash flows, which are difficult for us to predict from year to year.

In addition, even though we screen our prospective clients carefully before entering into service agreements, occasionally we have to discontinue our consulting services due to a variety of unforeseeable reasons such as the client’s shortage in funds, disagreements regarding the going public process, and changes in the client’s business and expectations, among others. Due to the fact that our consulting fee is paid on installments, we will not be able to realize the complete contracted amounts under these circumstances, without getting into potentially costly litigations.

Arbitration proceedings, legal proceedings, investigations, and other claims or disputes, which are costly to defend and, if determined adversely to us, could require us to pay fines or damages, undertake remedial measures, or prevent us from taking certain actions, any of which could adversely affect our business.

In the course of our business, we are, and in the future may be, a party to arbitration proceedings, legal proceedings, investigations, and other claims or disputes, which have related and may relate to subjects including commercial transactions, intellectual property, securities, employee relations, or compliance with applicable laws and regulations. For instance, we are currently engaged in an arbitration proceeding relating to a going public consulting service agreement with a former customer in the PRC. While we believe that the claim against us is without merit and that we have factual and legal defenses to the petitioner’s claim, this and other arbitration proceedings, legal proceedings, and investigations are inherently uncertain and we cannot predict their duration, scope, outcome, or consequences. There can be no assurance that this or any such matters that have been or may in the future be brought against us will be resolved favorably.

As the operator of a website www.chinacnnm.com, we may be subject to damages resulting from unauthorized access or hacking and other cyber risks.

Hacking is the process of attempting to gain or successfully gaining unauthorized access to computer system. As with any website, our website may be subject to hacking regardless of whether we have in place securities systems which limit access to our platform. When a person engages in website hacking, he or she takes control of the website from the website owner. Password hacking is obtaining a user’s secret password from data that has been stored in or transmitted by a computer system. Computer hacking is obtaining access to and viewing, creating or editing material without authorization. Hackers can bring a website down by causing large numbers of users to seek to access the website without the knowledge of the users, which is known as denial of service hacking. Despite our disclaimers, injured parties may seek to obtain damages from us for their loss. Thus, in additional to any financial or reputation losses that we may sustain, it is possible that a court or administrative body may hold us liable for damages sustained by others. Any such losses could materially impair our financial condition and our ability to conduct business.

If we fail to hire, train, and retain qualified managerial and other employees, our business and results of operations could be materially and adversely affected.

We place substantial reliance on the consulting and financial service industry experience and knowledge of our senior management team as well as their relationships with other industry participants. The loss of the services of one or more members of our senior management could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for our current senior management could be difficult, and competition for such personnel of similar experience is intense. If we fail to retain our senior management, our business and results of operations could be materially and adversely affected.

Our consulting service personnel are critical to maintaining the quality and consistency of our services, brand, and reputation. It is important for us to attract qualified managerial and other employees who have experience in consulting services and are committed to our service approach. There may be a limited supply of such qualified individuals. We must hire and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our operations. We must also provide continuous training to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decrease, which in turn, may cause a negative perception of our brand and adversely affect our business.

Any failure to protect our trademarks and other intellectual property rights could have a negative impact on our business.

We believe our trademarks, “亞洲時代” in Hong Kong (which has been approved by the trademark office and published for opposition), “ATIF” in Hong Kong and China, “亚洲时代” in China, “CNNM” in Hong Kong (and currently being reviewed by the trademark office in the U.S.), and “INTERNATIONAL SCHOOL OF FINANCE” in Hong Kong, and other intellectual property rights are critical to our success. Any unauthorized use of our trademarks and other intellectual property rights could harm our competitive advantages and business. Historically, China has not protected intellectual property rights to the same extent as the United States, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing unauthorized use are difficult. The measures we take to protect our intellectual property rights may not be adequate. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially.

As internet domain name rights are not rigorously regulated or enforced in China, other companies may incorporate in their domain names elements similar in writing or pronunciation to the “ATIF”, “CNNM,” and “INTERNATIONAL SCHOOL OF FINANCE” trademarks or their Chinese equivalents. This may result in confusion between those companies and our company and may lead to the dilution of our brand value, which could adversely affect our business.

Risks Relating to Doing Business in China

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

Although the Chinese economy has grown steadily in the past decade, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the People’s Bank of China and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe, and Africa, which have resulted in volatility in oil and other markets. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wages in China are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Our consulting service is heavy on labor costs, as the main cost of our business is compensation and benefits for our professionals. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008, its implementing rules that became effective in September 2008 and its amendments that became effective in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementing rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

There are uncertainties under the Foreign Investment Law relating to the status of businesses in China controlled by foreign invested projects primarily through contractual arrangements, such as our business.

The MOFCOM, and the National Development and Reform Commission, or “NDRC,” promulgated the Special Measures for Foreign Investment Access (2019 version), or the “2019 Negative List,” on June 30, 2019, which took effective on July 30, 2019. According to the 2019 Negative List, the financial consulting service sector, in which we are currently engaged in business operations, is not deemed to be either “restricted” or “prohibited” for foreign investors. The MOFCOM and NDRC, however, publish new Catalogues from time to time that may change the scope of the “negative list,” and as such it is uncertain whether future Catalogues may re-classify the financial consulting service sector in the “negative list.”

The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015, or the “2015 FIL Draft,” which expanded the definition of foreign investment and introduced the principle of  “actual control” in determining whether a company is considered an FIE. Under the 2015 FIL Draft, VIEs that are controlled via contractual arrangement would also be deemed as FIEs if they are ultimately “controlled” by foreign investors. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the PRC, or the “FIL,” which will come into effect on January 1, 2020, repealing simultaneously the Law of the PRC on Sino-foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises, and the Law of the PRC on Sino-foreign Cooperative Joint Ventures, together with their implementation rules and ancillary regulations. Pursuant to the FIL, foreign investment refers to any investment activity directly or indirectly carried out by foreign natural persons, enterprises, or other organizations, including investment in new construction project, establishment of foreign funded enterprise or increase of investment, merger and acquisition, and investment in any other way stipulated under laws, administrative regulations, or provisions of the State Council. Although the FIL has deleted the particular reference to the concept of  “actual control” and contractual arrangements in the 2015 FIL Draft, there is still uncertainty regarding whether our VIE would be identified as a FIE in the future. As a result, we cannot assure you that the FIL, when it becomes effective, will not have a material and adverse effect on our ability to conduct our business through our contractual arrangements.

If we are deemed to have a non-PRC entity as a controlling shareholder, the provisions regarding control through contractual arrangements could reach our VIE arrangement, and as a result Qianhai could become subject to restrictions on foreign investment, which may materially impact the viability of our current and future operations. Specifically, we may be required to modify our corporate structure, change our current scope of operations, obtain approvals or face penalties or other additional requirements, compared to entities which do have PRC controlling shareholders. Uncertainties exist with respect to the interpretation and implementation of FIL and how it may impact the viability of our current corporate structure, corporate governance and business operations.

It is uncertain whether we would be considered as ultimately controlled by Chinese parties. A majority of our outstanding voting securities are currently owned by PRC citizens. It is uncertain, however, if this would be sufficient to give them control over us under the FIL. If future revisions or implementation rules of the FIL mandate further actions, such as the MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, there may be substantial uncertainties as to whether we can complete these actions in a timely manner, if at all, and our business and financial condition may be materially and adversely affected

Changes in the policies of the PRC government could have a significant impact upon our ability to operate profitably in the PRC.

Currently, we conduct all of our operations and all of our revenue is generated, in the PRC. Accordingly, economic, political, and legal developments in the PRC will significantly affect our business, financial condition, results of operations, and prospects. Policies of the PRC government can have significant effects on economic conditions in the PRC and the ability of businesses to operate profitably. Our ability to operate profitably in the PRC may be adversely affected by changes in policies by the PRC government, including changes in laws, regulations or their interpretation that may affect our ability to operate as currently contemplated.

Because our business is dependent upon government policies that encourage a market-based economy, change in the political or economic climate in the PRC may impair our ability to operate profitably, if at all.

Although the PRC government has been pursuing a number of economic reform policies for more than two decades, the PRC government continues to exercise significant control over economic growth in the PRC. Because of the nature of our business, we are dependent upon the PRC government pursuing policies that encourage private ownership of businesses. Restrictions on private ownership of businesses would affect the securities business in general and businesses using real estate service in particular. We cannot assure you that the PRC government will pursue policies favoring a market-oriented economy or that existing policies will not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting political, economic, and social life in the PRC.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

We are not in compliance with the PRC’s regulations relating to offshore investment activities by PRC residents, and as a result, we and our shareholders may be subject to severe penalties if we are not able to remediate the non-compliance.

In July 2014, SAFE promulgated the Circular on Issues Concerning Foreign Exchange Administration Over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents Via Special Purpose Vehicles, or Circular 37, which replaced Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 75. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, referred to in Circular 37 as a “special purpose vehicle” for the purpose of holding domestic or offshore assets or interests. Circular 37 further requires amendment to a PRC resident’s registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. Under these regulations, PRC residents’ failure to comply with specified registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on capital inflows from the offshore entity to the PRC entity, including restrictions on its ability to contribute additional capital to its PRC subsidiaries. Further, failure to comply with the SAFE registration requirements could result in penalties under PRC law for evasion of foreign exchange regulations.

Qiuli Wang, Renyan Ou, Xueqing Liu, Haiyun Liu, Yanru Zhou, and Ronghua Liu (each, a “Beneficial Owner,” and together, the “Beneficial Owners”), who are our beneficial owners and are PRC residents, have not completed the initial foreign exchange registrations. We have requested our shareholders who are Chinese residents to make the necessary applications, filings, and amendments as required under Circular 37 and other related rules. However, we cannot provide any assurances that all of our shareholders who are Chinese residents will comply with our request to make or obtain any applicable registration. Any failure by any of our shareholders who is a PRC resident, or is controlled by a PRC resident, to comply with relevant requirements under these regulations could subject us to fines or sanctions imposed by the PRC government, including restrictions on WFOE’s ability to pay dividends or make distributions to us and on our ability to increase our investment in the WFOE. Although we believe that our agreements relating to our structure are in compliance with current PRC regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future.

We were not in compliance with the PRC’s regulations relating to employees’ social insurance fees for a period from November 2015 to September 2018, and as a result, we and our shareholders may be subject to penalties if we are not able to remediate the non-compliance.

Qianhai did not deposit social insurance fees for employees in full since its establishment to September 2018. However, Qianhai has deposited the social insurance fees in full for all the employees in compliance with the relevant regulations since October 2018. Shenzhen social insurance fund administration has issued a statement showing that there is no significant violations of relevant laws and regulations by Qianhai since its establishment. Ronghua Liu and Qiang Chen, shareholders of Qianhai, have signed consent to undertake and guarantee to fully reimburse and compensate us for any possible losses due to its non-compliance of the rules and regulations governing employees’ social insurance fees, in case we are required by relevant government authorities to make up for any outstanding payments and penalties for employees’ social insurance fees in the future.

We are not in compliance with the PRC’s regulations relating to employees’ housing funds, and as a result, we and our shareholders may be subject to penalties if we are not able to remediate the non-compliance.

In accordance with the Regulations on Management of Housing Provident Fund (the “Regulations of HPF”), which were promulgated by the PRC State Council on April 3, 1999, and last amended on March 24, 2002, employers must register at the designated administrative centers and open bank accounts for employees’ housing funds deposits. Employers and employees are also required to pay and deposit housing funds, in an amount no less than 5% of the monthly average salary of each of the employees in the preceding year in full and on time. Qianhai has registered at the designated administrative centers and opened bank accounts for its employees’ housing funds deposits; however, Qianhai did not deposit employees’ housing funds in accordance with the Regulations of HPF, and there is a risk of administrative penalty being imposed by the designated administrative center to Qianhai. Ronghua Liu and Qiang Chen, shareholders of Qianhai, have signed consents to guarantee that they will assume the full compensatory liabilities if we are to be subjected to such penalties.

Because our business is conducted in RMB and the price of our Ordinary Shares is quoted in U.S. dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in the PRC, our books and records are maintained in RMB, which is the currency of the PRC, and the financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rate between the RMB and U.S. dollar affect the value of our assets and the results of our operations in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, and financial condition.

Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

The EIT Law and its implementing rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” under PRC tax laws. The implementing rules promulgated under the EIT Law define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. In April 2009, the State Administration of Taxation, or SAT, issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management bodies” of a PRC-controlled enterprise that is incorporated offshore is located in China. However, there are no further detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body.” Although our board of directors and management are located in the PRC, it is unclear if the PRC tax authorities would determine that we should be classified as a PRC “resident enterprise.”

If we are deemed as a PRC “resident enterprise,” we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25%, although dividends distributed to us from our existing PRC subsidiary and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material and adverse effect on our overall effective tax rate, our income tax expenses, and our net income. Furthermore, dividends, if any, paid to our shareholders may be decreased as a result of the decrease in distributable profits. In addition, if we were considered a PRC “resident enterprise”, any dividends we pay to our non-PRC investors, and the gains realized from the transfer of our Ordinary Shares may be considered income derived from sources within the PRC and be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty). It is unclear whether holders of our Ordinary Shares would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. This could have a material and adverse effect on the value of your investment in us and the price of our Ordinary Shares.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our PRC subsidiary is wholly-owned by our Hong Kong subsidiary. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the tax payer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These beneficial owners of the relevant dividends and the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, projects, or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the relevant Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority. As of the date of this annual report, we have not commenced the application process for a Hong Kong tax resident certificate from the relevant Hong Kong tax authority, and there is no assurance that we will be granted such a Hong Kong tax resident certificate.

Even after we obtain the Hong Kong tax resident certificate, we are required by applicable tax laws and regulations to file required forms and materials with relevant PRC tax authorities to prove that we can enjoy 5% lower PRC withholding tax rate. ATIF HK intends to obtain the required materials and file with the relevant tax authorities when it plans to declare and pay dividends, but there is no assurance that the PRC tax authorities will approve the 5% withholding tax rate on dividends received from ATIF HK.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our PRC subsidiary and VIE, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiary and VIE, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, the combined amount of offshore capital contributions and loans cannot exceed the FIE’s approved total investment amount. Any capital contributions to our PRC subsidiary must be filed with MOFCOM or its local counterparts, and registered with a local bank authorized by the State Administration of Foreign Exchange, or SAFE. In addition, (a) any loan provided by us to WFOE, which is a FIE, cannot exceed the difference between its total investment amount and registered capital, and must be registered with SAFE or its local counterparts, and (b) any loan provided by us to our VIE which is a domestic PRC entity, over a certain threshold, must be approved by the relevant government authorities and must be registered with SAFE or its local counterparts. Given that the registered capital and total investment amount of WFOE are currently the same, if we seek to make a capital contribution to WFOE we must first apply to increase both its registered capital and total investment amount, while if we seek to provide a loan to WFOE, we must first increase its total investment amount. Although we currently do not have any immediate plans to utilize the proceeds from our initial public offering (“IPO”) to make capital contribution into WFOE or provide any loan to WFOE or to our VIE, if we seek to do so in the future, we may not be able to obtain the required government approvals or complete the required registrations on a timely basis, if at all. If we fail to receive such approvals or complete such registrations, our ability to use the proceeds of our IPO and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the RMB fund converted from their foreign exchange capitals for expenditure beyond their business scopes, providing entrusted loans or repaying loans between non-financial enterprises. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and relevant foreign exchange regulatory rules may significantly limit our ability to use RMB converted from the net proceeds of our IPO to fund the establishment of new entities in China by our consolidated affiliates, to invest in or acquire any other PRC companies through our PRC subsidiary or consolidated affiliates or to establish new consolidated affiliates in the PRC, which may adversely affect our business, financial condition, and results of operations.

Our contractual arrangements with Qianhai and its shareholders may not be effective in providing control over Qianhai.

All of our current revenue and net income generated from consulting services are derived from Huaya and its VIE Qianhai. Pursuant to the terms of a trust deed executed on December 11, 2017, Ronghua Liu, as trustee, is holding 4,925,000 shares, or 98.5%, of the total issued and outstanding shares of Qianhai, for the benefit of Qiuli Wang, who beneficially owns 74.58% of our issued and outstanding Ordinary Shares. We do not have an equity ownership interest in Qianhai but rely on contractual arrangements with it to control and operate its business. However, these contractual arrangements may not be effective in providing us with the necessary control over Qianhai and its operations. Any deficiency in these contractual arrangements may result in our loss of control over the management and operations of Qianhai, which will result in a significant loss in the value of an investment in our company. We rely on contractual rights through our VIE structure to effect control over the management of Qianhai, which exposes us to the risk of potential breach of contract by the shareholders of Qianhai.

Because we conduct our consulting business through Qianhai, a VIE entity, if we fail to comply with the applicable laws, we could be subject to severe penalties and our business could be materially and adversely affected.

We operate our consulting business through Qianhai, a VIE entity, through a series of contractual arrangements, as a result of which, under United States generally accepted accounting principles, the assets and liabilities of Qianhai are treated as our assets and liabilities and the results of operations of Qianhai are treated in all aspects as if they were the results of our operations. There are uncertainties regarding the interpretation and application of PRC laws, rules, and regulations, including but not limited to the laws, rules, and regulations governing the validity and enforcement of the contractual arrangements between WFOE and Qianhai.

On or around September 2011, various media sources reported that the China Securities Regulatory Commission (the “CSRC”) had prepared a report proposing pre-approval by a competent central government authority of offshore listings by China-based companies with VIE structures that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to VIE structures will be adopted or what they would provide.

If WFOE, Qianhai, or their ownership structure or the contractual arrangements are determined to be in violation of any existing or future PRC laws, rules, or regulations, or WFOE or Qianhai fails to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of WFOE or Qianhai;

•	discontinuing or restricting the operations of WFOE or Qianhai;

•	imposing conditions or requirements with which we, WFOE, or Qianhai may not be able to comply;

•	requiring us, WFOE, or Qianhai to restructure the relevant ownership structure or operations which may significantly impair the rights of the holders of our Ordinary Shares in the equity of Qianhai;

•	restricting or prohibiting our use of the proceeds from our IPO to finance our business and operations in China; and

•	imposing fines.

We cannot assure you that the PRC courts or regulatory authorities may not determine that our corporate structure and contractual arrangements violate PRC laws, rules, or regulations. If the PRC courts or regulatory authorities determine that our contractual arrangements are in violation of applicable PRC laws, rules, or regulations, our contractual arrangements will become invalid or unenforceable, and Qianhai will not be treated as a VIE entity and we will not be entitled to treat Qianhai’s assets, liabilities, and results of operations as our assets, liabilities, and results of operations, which could effectively eliminate the assets, liabilities, revenue, and net income of Qianhai from our balance sheet and statement of income. This would most likely require us to cease conducting our business and would result in the delisting of our Ordinary Shares from Nasdaq Capital Market and a significant impairment in the market value of our Ordinary Shares.

Our Shareholders are subject to greater uncertainties because we operate through a VIE structure due to restrictions on the transfer of Qianhai shares imposed by applicable PRC laws even though the PRC laws and regulations do not currently prohibit direct foreign ownership of our operating company, Qianhai, in China.

Investment in the PRC by foreign investors and foreign-invested enterprises must comply with the Catalogue for the Guidance of Foreign Investment Industries (the “Catalogue”) (2017 Revision), which was last amended and issued by MOFCOM and NDRC on June 28, 2017, and became effective since July 28, 2017, and the 2019 Negative List. The Catalogue and the 2019 Negative List contain specific provisions guiding market access for foreign capital and stipulate in detail the industry sectors grouped under the categories of encouraged industries, restricted industries, and prohibited industries. The VIE structure has been adopted by many PRC-based companies, to conduct business in the industries that are currently subject to foreign investment restrictions in China, or are on the 2019 Negative List, due to the fact that direct foreign ownership of these companies are prohibited. Any industry not listed in the 2019 Negative List is a permitted industry unless otherwise prohibited or restricted by other PRC laws or regulations. Currently, the financial consulting industry falls within the permitted category in accordance with the Catalogue and the 2019 Negative List. Therefore, we are not prohibited from direct foreign ownership of our VIE, Qianhai, in China.

However, we opted for a VIE structure instead of direct ownership due to restrictions on certain share transfer under article 141 of the Company Law of the People’s Republic of China (“the Company Law”), which was promulgated on December 29, 1993, and last amended on October 26, 2018. According to Article 141, directors, supervisors, and senior management of a “company limited by share” shall not transfer more than 25% of their shares in the company during their term of appointment or transfer their shares within one year from the date on which the shares of the company are listed on a stock exchange. The aforesaid persons also cannot transfer their shares in the company within half a year after leaving their post.

Qianhai is registered as “a company limited by shares” in PRC. Therefore its shareholders’ transfers of their shares in Qianhai are subject to the limitation under article 141 of the Company Law. Since Ronghua Liu served as Qianhai’s director from the date of establishment and resigned on September 7, 2018, he is not allowed to transfer his shares in Qianhai to WFOE until six months after his resignation. As a result of the above limitation, WFOE is currently unable to control Qianhai by direct ownership and can only exert control over Qianhai via the VIE structure. As a result, our corporate structure and VIE contractual arrangements may be subject to greater scrutiny and by various PRC government authorities, and subject our shareholders to greater uncertainty with regard to the legality of their share ownership.

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly-owned PRC subsidiary, our VIE, and its shareholders is valid, binding, and enforceable in accordance with its terms. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, there can be no assurance that the PRC government authorities, such as the Ministry of Commerce, or the MOFCOM, or other authorities would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price, and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto, and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our business, and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from growing our business. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our stock.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act of 1933 (the “Securities Act”) and the Securities Exchange Act of 1934 (the “Exchange Act”). Our SEC reports and other disclosures and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by the China Securities Regulatory Commission, a PRC regulator that is responsible for oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings, and our other public pronouncements with the understanding that no local regulator has done any review of us, our SEC reports, other filings or any of our other public pronouncements.

The failure to comply with PRC regulations relating to mergers and acquisitions of domestic entities by offshore special purpose vehicles may subject us to severe fines or penalties and create other regulatory uncertainties regarding our corporate structure.

On August 8, 2006, MOFCOM, joined by the CSRC, the State-owned Assets Supervision and Administration Commission of the State Council, the SAT, the State Administration for Industry and Commerce (the “SAIC”), and SAFE, jointly promulgated regulations entitled the Provisions Regarding Mergers and Acquisitions of Domestic Entities by Foreign Investors (the “M&A Rules”), which took effect as of September 8, 2006, and as amended on June 22, 2009. These regulations, among other things, have certain provisions that require offshore special purpose vehicles formed for the purpose of acquiring PRC domestic companies and controlled directly or indirectly by PRC individuals and companies, to obtain the approval of MOFCOM prior to engaging in such acquisitions and to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock market. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval.

The application of the M&A Rules with respect to our corporate structure remains unclear, with no current consensus existing among leading PRC law firms regarding the scope and applicability of the M&A Rules. Thus, it is possible that the appropriate PRC government agencies, including MOFCOM, would deem that the M&A Rules required us or our entities in China to obtain approval from MOFCOM or other PRC regulatory agencies in connection with WFOE’s control of Qianhai through contractual arrangements. If the CSRC, MOFCOM, or another PRC regulatory agency determines that government approval was required for the VIE arrangement between WFOE and Qianhai, or if prior CSRC approval for overseas financings is required and not obtained, we may face severe regulatory actions or other sanctions from MOFCOM, the CSRC, or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines or other penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from overseas financings into the PRC, restrict or prohibit payment or remittance of dividends to us, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation, and prospects, as well as the trading price of our Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to delay or cancel overseas financings, to restructure our current corporate structure, or to seek regulatory approvals that may be difficult or costly to obtain.

The M&A Rules, along with certain foreign exchange regulations discussed below, will be interpreted or implemented by the relevant government authorities in connection with our future offshore financings or acquisitions, and we cannot predict how they will affect our acquisition strategy. For example, Qianhai’s ability to remit its profits to us or to engage in foreign-currency-denominated borrowings, may be conditioned upon compliance with the SAFE registration requirements by Qianhai, principal shareholder of the Registrant and the VIE, over whom we may have no control.

Our contractual arrangements with Qianhai are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under these contractual arrangements.

As all of our contractual arrangements with Qianhai are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Disputes arising from these contractual arrangements between us and Qianhai will be resolved through arbitration in China, although these disputes do not include claims arising under the United States federal securities law and thus do not prevent you from pursuing claims under the United States federal securities law. The legal environment in the PRC is not as developed as in the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these contractual arrangements, through arbitration, litigation, and other legal proceedings remain in China, which could limit our ability to enforce these contractual arrangements and exert effective control over Qianhai. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event that we are unable to enforce these contractual arrangements, we may not be able to exert effective control over Qianhai, and our ability to conduct our business may be materially and adversely affected.

Risks Relating to the Trading Market

Since our President owns approximately 74.58% of our Ordinary Shares, she has the ability to elect directors and approve matters requiring shareholder approval by way of resolution of members.

Ms. Qiuli Wang, our President, and Chairman of the Board, is currently the beneficial owner of 27,650,000, or 74.58% of our outstanding Ordinary Shares (50.03% directly held by Tianzhen Investments Limited, an entity 100% owned by Ms. Wang, and the remaining 24.55% beneficially owned by Ms. Wang through a proxy agreement entered with Eno Group Limited on September 30, 2018). Ms. Wang has the power to elect all directors and approve all matters requiring shareholder approval without the votes of any other shareholder, significant influence over a decision to enter into any corporate transaction, and the ability to prevent any transaction that requires the approval of shareholders, regardless of whether or not our other shareholders believe that such a transaction is in our best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Ordinary Shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their Ordinary Shares.

Since we are deemed a “controlled company” under the Nasdaq listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Our largest shareholder owns more than a majority of the voting power of our outstanding ordinary shares. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules even though we are deemed a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. As we are an “emerging growth company,” we are expected to first include a management report on our internal controls over financial reporting in our annual report in the second fiscal year end following the effectiveness of our IPO. As such, these requirements are expected to first apply to our annual report on Form 20-F for the fiscal year ending on July 31, 2020. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Prior to our IPO, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. We plan to remedy our material weaknesses and other control deficiencies in time to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act. If we fail to timely achieve or maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our Ordinary Shares. Furthermore, we anticipate that we will incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance.

The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our revenue and other operating results;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	lawsuits threatened or filed against us; and

•	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Ordinary Shares.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from disclosure and other requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. After we are no longer an “emerging growth company,” we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance increased disclosure requirements.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting, and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. We may cease to qualify as a foreign private issuer in the future and therefore be subject to such requirements.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq Listing Rule requires listed companies to have, among other things, a majority of their board members be independent. As a foreign private issuer, however, we are permitted to, and we may, follow home country practice in lieu of the above requirements, or we may choose to comply with the Nasdaq requirement within one year of listing. The corporate governance practice in our home country, the BVI, does not require a majority of our board to consist of independent directors. Since a majority of our board of directors may not consist of independent directors, fewer board members may be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. However, we may consider following home country practice in lieu of the requirements under the Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

Anti-takeover provisions in our amended and restated memorandum and articles of association may discourage, delay, or prevent a change in control.

Some provisions in our amended and restated memorandum and articles of association, may discourage, delay, or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the following:

•	provisions that permit our board of directors by resolution to amend certain provisions of the memorandum and articles of association, including to create and issue classes of shares with preferred, deferred or other special rights or restrictions as the board of directors determine in their discretion, without any further vote or action by our shareholders. If issued, the rights, preferences, designations, and limitations of any class of preferred shares would be set by the board of directors by way of amendments to relevant provisions of the memorandum and articles of association and could operate to the disadvantage of the outstanding ordinary shares the holders of which would not have any pre-emption rights in respect of such an issue of preferred shares. Such terms could include, among others, preferences as to dividends and distributions on liquidation, or could be used to prevent possible corporate takeovers; and

•	provisions that restrict the ability of our shareholders holding in aggregate less than thirty percent (30%) of the outstanding voting shares in the company to call meetings and to include matters for consideration at shareholder meetings.

Because we are a BVI company and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain.

We are incorporated in the BVI and conduct our operations primarily in China, and substantially all of our assets are located outside of the United States. In addition, almost all of our directors and officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the BVI and of China may not permit you to enforce a judgment against our assets or the assets of our directors and officers.

Our board of directors may decline to register transfers of ordinary shares in certain circumstances.

Our board of directors may, in its sole discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of us; or (vi) a fee of such maximum sum as Nasdaq Capital Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Certain types of class or derivative actions generally available under U.S. law may not be available as a result of the fact that we are incorporated in the BVI. As a result, the rights of shareholders may be limited.

Whilst statutory provisions do exist in British Virgin Islands law for derivative actions to be brought in certain circumstances, these rights may be more limited than the rights afforded to minority shareholders under the laws of states in the United States and shareholders of BVI companies may not have standing to initiate a shareholder derivative action in a court of the United States. Furthermore, questions of interpretation of our memorandum and articles of association will be questions of BVI law and determined by the BVI courts. In any event, the circumstances in which any such action may be brought, if at all, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The BVI courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law or to impose liabilities against us, in original actions brought in the BVI, based on certain liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the BVI of judgments obtained in the United States, although the courts of the BVI will in certain circumstances recognize such a foreign judgment and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary provided that:

(i)	the U.S. court issuing the judgment had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process; is final and for a liquidated sum;

(ii)	the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company;

(iii)	in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;

(iv)	recognition or enforcement of the judgment would not be contrary to public policy in the BVI; and

(v)	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

In appropriate circumstances, a BVI Court may give effect in the British Virgin Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

You may have more difficulty protecting your interests than you would as a shareholder of a U.S. corporation.

Our corporate affairs are governed by the provisions of our memorandum and articles of association, as amended and restated from time to time, the BVI Business Companies Act, 2004 as amended from time to time (the “BVI Act”) and the common law of the BVI. The rights of shareholders and the statutory duties and fiduciary responsibilities of our directors and officers under BVI law may not be clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

These rights and responsibilities are governed by our amended and restated memorandum and articles of association, the BVI Act and the common law of the BVI. The common law of the BVI is derived in part from judicial precedent in the BVI as well as from English common law, which has persuasive, but not binding, authority on a court in the BVI. In addition, BVI law does not make a distinction between public and private companies and some of the protections and safeguards (such as statutory pre-emption rights, save to the extent expressly provided for in the amended and restated memorandum and articles of association) that investors may expect to find in relation to a public company are not provided for under BVI law.

There may be less publicly available information about us than is regularly published by or about U.S. issuers. Also, the BVI regulations governing the securities of BVI companies may not be as extensive as those in effect in the United States, and the BVI law and regulations regarding corporate governance matters may not be as protective of minority shareholders as state corporation laws in the United States. Therefore, you may have more difficulty protecting your interests in connection with actions taken by our directors and officers or our principal shareholders than you would as a shareholder of a corporation incorporated in the United States.

The laws of BVI provide limited protections for minority shareholders, so minority shareholders will not have the same options as to recourse in comparison to the United States if the shareholders are dissatisfied with the conduct of our affairs.

Under the laws of the BVI there is limited statutory protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protections under BVI statutory law are derivative actions, actions brought by one or more shareholders for relief from unfair prejudice, oppression and unfair discrimination and/or to enforce the BVI Act or the amended and restated memorandum and articles of association. Shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the amended and restated memorandum and articles of association, and are entitled to payment of the fair value of their respective shares upon dissenting from certain enumerated corporate transactions.

The common law of the BVI is derived in part from judicial precedent in the BVI as well as from English common law, which has persuasive, but not binding, authority on a court in the BVI. There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the BVI is less extensive than that of England. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to seek to have the affairs of the company conducted properly according to law and the constitutional documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (i) a company is acting or proposing to act illegally or beyond the scope of its authority; (ii) the act complained of, although not beyond the scope of the authority, could only be effected if duly authorized by more than the number of votes which have actually been obtained; (iii) the individual rights of the plaintiff shareholder have been infringed or are about to be infringed; or (iv) those who control the company are perpetrating a “fraud on the minority.”

These rights may be more limited than the rights afforded to minority shareholders under the laws of states in the United States.

There are no pre-emptive rights in favor of holders of ordinary shares so you may not be able to participate in future equity offerings.

There are no pre-emptive rights applicable under the BVI Act or the amended and restated memorandum and articles of association in favor of holders of ordinary shares in respect of further issues of shares of any class. Consequently, you will not be entitled under applicable law to participate in any such future offerings of further ordinary shares or any preferred or other classes of shares.

If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

•	At least 75% of our gross income for the year is passive income; or

•	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our ordinary shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of assets held for the production of passive income, it is possible that, for our 2019 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, because we control Qianhai’s management decisions, and also because we are entitled to the economic benefits associated with Qianhai, we are treating Qianhai as our wholly-owned subsidiary for U.S. federal income tax purposes. For purposes of the PFIC analysis, in general, according to Internal Revenue Code Section 1297(c), a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the stock by value. Although we do not technically own any stock in Qianhai, the control of Qianhai’s management decisions, the entitlement to economic benefits associated with Qianhai, and the inclusion of Qianhai as part of the consolidated group (in accordance with Accounting Standards Codification (ASC) Topic 810, “Consolidation,”) is akin to holding a stock interest in Qianhai, and therefore we consider our interest in Qianhai as a deemed stock interest. As a result, the income and assets of Qianhai should be included in the determination of whether or not we are a PFIC in any taxable year. Should the IRS challenge our position and consider that we are as owning Qianhai for United States federal income tax purposes, we would likely be treated as a PFIC.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

On January 5, 2015, we established a holding company, ATIF, under the laws of the BVI. ATIF owns 100% of ATIF HK, a Hong Kong company incorporated on January 6, 2015 (formerly known as China Elite International Holdings Limited).

On May 20, 2015, WFOE (Huaya Consultant (Shenzhen) Co., Ltd.) was incorporated pursuant to the PRC law as a wholly foreign owned enterprise. ATIF HK holds 100% of the equity interests in WFOE.

On November 3, 2015, our VIE, Qianhai was incorporated pursuant to the PRC law as a limited company. We operate our going public financial consulting services through Qianhai.

On December 11, 2015, Qianhai established a wholly-owned subsidiary, Qianhai Asia Era (Shenzhen) International Fund Management Co., Ltd. (“Asia Era Fund”). We disposed of our entire equity ownership in Asia Era Fund on September 19, 2018.

As of the date of this annual report, Qianhai has two shareholders, both are PRC residents. Ronghua Liu, as trustee, is holding 4,925,000 shares (the “Beneficial Shares”), for their beneficial owner, Qiuli Wang (the “Beneficiary”), pursuant to a trust deed entered into and executed under the PRC law on December 11, 2017. The trust deed stipulates, among other customary provisions, that (1) all dividends and interest accrued on the Beneficial Shares shall be payable as directed by the Beneficiary in writing, and (2) the Beneficiary may transfer the Beneficial Shares to a third-party company or individual as required.

In August 2018, Qianhai launched AT Consulting Center to provide financial consulting services.

On September 20, 2018, ATIF HK acquired and started operating CNNM, a news and media platform based in Hong Kong.

On March 7, 2019, ATIF HK changed its name from ASIA TIMES INTERNATIONAL FINANCE LIMITED to ATIF LIMITED. On March 8, 2019, ATIF changed its name from ASIA TIMES HOLDINGS LIMITED to ATIF HOLDINGS LIMITED.

On April 29, 2019, we completed the closing of our IPO of 2,074,672 Ordinary Shares at a public offering price of $5.00 per share. Our Ordinary Shares commenced trading on the Nasdaq Capital Market on May 3, 2019, under the symbol “ATIF.”

Pursuant to PRC law, each entity formed under PRC law shall have a business scope as submitted to the Administration of Industry and Commerce or its local counterpart. Depending on the particular business scopes, approval by the relevant competent regulatory agencies may be required prior to commencement of business operations. WFOE’s business scope is to primarily engage in investment consulting, business management consulting, corporate image engineering, and communication product development. Since the sole business of WFOE is to provide Qianhai with technical support, consulting services, and other management services relating to its day-to-day business operations and management in exchange for a service fee approximately equal to Qianhai’s net income after the deduction of the required PRC statutory reserve, such business scope is appropriate under PRC law. Qianhai, on the other hand, is also able to, pursuant to its business scope, provide financial consulting businesses. Qianhai is approved by the competent regulatory body in Shenzhen that regulates financial consulting businesses, to engage in financial consulting business operations.

Mr. Ronghua Liu was the majority shareholder of Qianhai prior to our IPO. However, we control Qianhai through contractual arrangements, which are described under “—B. Business Overview—Contractual Arrangements between WFOE and Qianhai.”

Our principal executive offices are located at Room 3803, Dachong International Centre, 39 Tonggu Road, Nanshan District, Shenzhen City, Guangdong Province, China, and our telephone number is (+86) 0755-8695-0818. We maintain a website at www.atifchina.com. Our website or any other website does not constitute a part of this annual report.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, (1) presenting only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations in this annual report, (2) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (3) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (4) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We could remain an emerging growth company for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;
•	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;
•	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;
•	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;
•	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and
•	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

B. Business Overview

Overview

We are a consulting company providing financial consulting services to small and medium-sized enterprises (“SMEs”). Since our inception in 2015, the main focus of our consulting business has been providing comprehensive going public consulting services designed to help SMEs become public companies on suitable markets and exchanges. Our goal is to become an international financial consulting company with clients and offices throughout Asia. We have to date primarily focused on helping clients going public on the OTC markets and exchanges in the U.S., but we are in the process of expanding our service to listing clients on domestic exchanges in China as well as the Hong Kong Stock Exchange.

Since our inception until July 31, 2019, our revenue was mainly generated from our going public consulting services. We also generated a small portion of our revenue from a one-time registration fee charged to our new clients. We generated a total revenue of approximately $3,635,000, $5,308,000, and $3,079,000 for the fiscal years ended July 31, 2017, 2018, and 2019, respectively. The revenues generated from going public consulting services were $3,469,224, $5,236,196, and $3,078,758 for the fiscal years ended July 31, 2017, 2018, and 2019, respectively.

Beginning in August 2018, to complement and facilitate the growth of our going public consulting service, we launched AT Consulting Center to offer financial consulting programs in Shenzhen, and in September 2018, we acquired CNNM, or www.chinacnnm.com, a news and media website focused on distributing financial news and information. In July 2019, we launched an investment and financing analysis reporting business. Although upfront capital and human investments are required in connection with the aforementioned developments, we believe positive synergies can be generated by effectively integrating these three new business ventures with our existing going public consulting services, and we expect these to contribute to our growth in the long run.

In China, a fast-growing economy and a positive market environment have created many entrepreneurial and high-growth enterprises, many of which need assistance in obtaining development funds through financing. China has relatively immature financial systems compared to developed countries. Due to restrictions imposed by China’s foreign exchange regulations, it is difficult for foreign capital to enter China’s capital market. Because of the strict listing policies and a relatively closed financial environment in mainland China, most small to medium sized enterprises in the development stage are unable to list on domestic exchanges in China. Therefore, many Chinese enterprises strive to enter international capital markets through overseas listing for equity financing. However, in China, there is a general lack of understanding of international capital markets, as well as a lack of professional institutions that provide overseas going public consulting services to these companies, and many of them may not be familiar with overseas listing requirements.

We launched our consulting services in 2015. Our aim was to assist these Chinese enterprises by filling the gaps and forming a bridge between PRC companies and overseas markets and exchanges. We have a team of qualified and experienced personnel with legal, regulatory, and language expertise in several overseas jurisdictions. Our services are designed to help SMEs in China achieve their goal of becoming public companies. We create a going public strategy for each client based on many factors, including our assessment of the client’s financial and operational situations, market conditions, and the client’s business and financing requirements. Since our inception and up to July 31, 2019, we have successfully helped seven Chinese enterprises to be quoted on the U.S. OTC markets and are currently assisting our other clients in their respective going public efforts. All of our current and past clients have been Chinese companies, and we plan to expand our operations to other Asian countries, such as Malaysia, Vietnam, and Singapore, by the year of 2020.

Contractual Arrangements between WFOE and Qianhai

Neither we nor our subsidiaries own any equity interest in Qianhai. Instead, we control and receive the economic benefits of Qianhai’s business operation through a series of contractual arrangements. WFOE, Qianhai, and its shareholders entered into a series of contractual arrangements, also known as VIE Agreements, on September 5, 2018. The VIE Agreements are designed to provide WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the sole equity holder of Qianhai, including absolute control rights and the rights to the assets, property and revenue of Qianhai.

On October 9, 2018, the shareholders of Qianhai, Ronhua Liu and Ka Feng, transferred a total of 75,000 shares (25,000 shares from Ronghua Liu and 50,000 shares from Feng Ka) of Qianhai’s stock to Qiang Chen, who is the CEO of Qianhai. As a result of the transfers, Ronghua Liu now holds 4,925,000 shares, or 98.5%, of the issued and outstanding shares of Qianhai; Qiang Chen now holds 75,000 shares, or 1.5% of the issued and outstanding shares of Qianhai; and Ka Feng ceased to be a shareholder of Qianhai. WFOE, Qianhai, Ronghua Liu, and Feng Ka executed cancellation agreements for each of the VIE agreements executed on September 5, 2018. At the same time, WFOE, and Qianhai entered into and executed VIE agreements with Qianhai’s new shareholders, Ronghua Liu and Qiang Chen, together holding 100% of Qianhai’s shares (the “Qianhai Shareholders”).

According to the Exclusive Service Agreement, Qianhai is obligated to pay service fees to WFOE approximately equal to the net income of Qianhai after deduction of the required PRC statutory reserve.

Each of the VIE Agreements is described in detail below:

Exclusive Service Agreement

Pursuant to the Exclusive Service Agreement between Qianhai and WFOE, WFOE provides Qianhai with technical support, consulting services, intellectual services, and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, Qianhai granted an irrevocable and exclusive option to WFOE to purchase from Qianhai, any or all of its assets at the lowest purchase price permitted under PRC laws. Should WFOE exercise such option, the parties shall enter into a separate asset transfer or similar agreement. For services rendered to Qianhai by WFOE under this agreement, WFOE is entitled to collect a service fee calculated based on the time of services rendered multiplied by the corresponding rate, the plus amount of the services fees or ratio decided by the board of directors of WFOE based on the value of services rendered by WFOE and the actual income of Qianhai from time to time, which is approximately equal to the net income of Qianhai after deduction of the required PRC statutory reserve.

The Exclusive Service Agreement shall remain in effect for 20 years unless it is terminated earlier by Qianhai and WFOE in writing.

The executive director of WFOE, Mr. Qiang Chen, who is the CEO of Qianhai, is currently managing Qianhai pursuant to the terms of the Exclusive Service Agreement. WFOE has absolute authority relating to the management of Qianhai, including but not limited to decisions with regard to expenses, salary raises and bonuses, hiring, firing, and other operational functions. Our audit committee is required to review and approve in advance any related party transactions, including transactions involving WFOE or Qianhai.

Equity Pledge Agreement

Under the Equity Pledge Agreement between WFOE, Qianhai, and the Qianhai Shareholders, the Qianhai Shareholders pledged all of their equity interests in Qianhai to WFOE to guarantee the performance of Qianhai’s obligations under the Exclusive Service Agreement. Under the terms of the Equity Pledge Agreement, in the event that Qianhai or the Qianhai Shareholders breach their respective contractual obligations under the Exclusive Service Agreement, WFOE, as the pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. The Qianhai Shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Pledge Agreement, WFOE is entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. The Qianhai Shareholders further agreed not to dispose of the pledged equity interests or take any actions that would prejudice WFOE’s interest.

The Equity Pledge Agreement is effective until all payments due under the Exclusive Service Agreement have been paid by Qianhai. WFOE shall cancel or terminate the Equity Pledge Agreement upon Qianhai’s full payment of fees payable under the Exclusive Service Agreement.

The purposes of the Equity Pledge Agreement are to (1) guarantee the performance of Qianhai’s obligations under the Exclusive Service Agreement, (2) make sure the Qianhai Shareholders do not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice WFOE’s interests without WFOE’s prior written consent, and (3) provide WFOE control over Qianhai. In the event Qianhai breaches its contractual obligations under the Exclusive Service Agreement, WFOE will be entitled to foreclose on the Qianhai Shareholders’ equity interests in Qianhai and may (1) exercise its option to purchase or designate third parties to purchase part or all of their equity interests in Qianhai and WFOE may terminate the VIE Agreements after acquisition of all equity interests in Qianhai or form a new VIE structure with the third parties designated by WFOE; or (2) dispose of the pledged equity interests and be paid in priority out of proceed from the disposal in which case the VIE structure will be terminated.

Call Option Agreement

Under the Call Option Agreement, the Qianhai Shareholders irrevocably granted WFOE (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in Qianhai. The option price is equal to the capital paid in by the Qianhai Shareholders subject to any appraisal or restrictions required by applicable PRC laws and regulations. As of the date of this annual report, if WFOE exercised such option, the total option price that would be paid to all of the Qianhai Shareholders would be RMB5,000,000 (approximately $726,396), which is the aggregate registered capital of Qianhai. The option purchase price shall increase in case the Qianhai Shareholders make additional capital contributions to Qianhai, including when the registered capital is increased upon Qianhai receiving the proceeds from our IPO.

Under the Call Option Agreement, WFOE may at any time under any circumstances, purchase, or have its designee purchase, at its discretion, to the extent permitted under PRC law, all or part of the Qianhai Shareholders’ equity interests in Qianhai. The Call Option Agreement, together with the Equity Pledge Agreement, Exclusive Service Agreement, and the Shareholders’ Voting Rights Proxy Agreement, enable WFOE to exercise effective control over Qianhai.

The Call Option Agreement remains effective for a term of 20 years and may be renewed at WFOE’s election.

Shareholders’ Voting Rights Proxy Agreement

Under the Shareholders’ Voting Rights Proxy Agreement, the Qianhai Shareholders authorize WFOE to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer and other senior management members of Qianhai.

The term of the Shareholders’ Voting Rights Proxy Agreement is the same as the term of the Call Option Agreement. The Shareholders’ Voting Rights Proxy Agreement is irrevocable and continuously valid from the date of execution of the Shareholders’ Voting Rights Proxy Agreement, so long as the Qianhai Shareholders are shareholders of Company.

Competitive Strengths

We believe that the following strengths enable us to capture opportunities in the financial service industry in China and differentiate us from our competitors:

Experienced and Highly Qualified Team

We have a highly qualified professional service team with extensive experience in going public consulting services. Our professional team members have an average of five years of experience in their respective fields of international finance and capital market, cross-border and domestic listing services, and marketing. The majority of the members of our team previously worked in the technology or finance industries. Our President, Ms. Qiuli Wang, has five years of experience in corporate management. She maintains a strong network with various government agencies and business leaders. She has extensive experience in domestic and overseas capital markets, M&A, FinTech, and other related fields. Ms. Wang was previously the deputy general manager of Morgan Networks, an integrated B2C online shopping mall utilizing its proprietary Morgan Payment Instant Settlement System. The CEO of Qianhai, Mr. Qiang Chen, has 10 years of experience in the Chinese, U.S. and Hong Kong capital markets. He has personally assisted three companies to go public in the U.S., and has provided financing, corporate restructuring, and M&A strategy consulting services. We highly value members of our qualified professional team and are on the constant lookout for new talents to join our team.

Recognition and Reputation Achieved from Our Previous Success

Since our inception in 2015, we have successfully helped seven clients to be quoted on the U.S. OTC markets. Our proven track records and professionalism have won us recognition and reputation within the consulting service industry in China. We believe we are one of the few going public consulting service providers that possess the necessary resources and expertise to provide comprehensive personalized one-stop going public consulting services to clients.

Long-Term Cooperation Relationship with Third-Party Professional Providers

We have established long-term professional relationships with a group of well-known third-party professional providers both domestically and in the U.S., such as investment banks, certified public accounting firms, law firms, and investor relations agencies, whose services and support are necessary for us to provide high-quality one-stop going public consulting service to our clients. It took us years of hard work to demonstrate to these professional organizations that we are a worthy partner capable of providing high-quality professional services that conforms to their high standards. As a result, our clients are able to gain direct access to and obtain high-quality professional services from our third-party professional providers.

Long-Term Cooperation Relationships with Local Chamber of Commerce and Associations

We believe our recent success was at least partially attributable to our long-term cooperation relationships with local chambers of commerce and associations. There are no contractual relationships between us and these organizations. We were able to gain access to many prospective clients through events organized by these organizations. Our cooperation relationships with these local organizations help us to: (1) understand the evolving needs of our potential clients; (2) recognize the trends of the local business community we strive to serve; and (3) provide timely feedbacks to our potential clients and maintain open communication channels with local business communities.

Growth Strategies

Since our inception in 2015, we have grown our consulting business. Our goal is to continue building upon the prior success, expand our consulting services from China to the rest of Asia, and grow into an international consulting service company. We believe the following strategies will help us achieve our goal.

Attract and recruit highly-qualified professionals to join our team.

As a consulting company, the services we offer our clients are based on the knowledge, expertise, and insight of our professional team. In order to expand and grow our business, we need to aggressively recruit and attract highly-qualified professionals to join our team. We have an internal promotion system and a vocational training program as part of our staff benefits. The Chinese economy has grown steadily in recent years, but its financial system is not yet fully developed and there has been a lack of qualified professionals well-versed in the operations of international financial markets. One of our main objectives for launching AT Consulting Center is to educate, train, and cultivate qualified professionals for China’s fast expanding financial industry, with the potential of becoming a source of supply of highly-qualified members of our growing consulting team.

Expand our going public consulting services from U.S. based markets and exchanges to include Chinese domestic exchanges and the Stock Exchange of Hong Kong.

To develop our business, we need to expand our client base. In April 2018, the Stock Exchange of Hong Kong (SEHK) announced a set of new listing rules designed to accommodate Chinese enterprises. These new rules have made the SEHK more attractive and accessible to Chinese enterprises, while also presenting an opportunity for us to expand our client base to include those who would prefer to be listed on the SEHK rather than on PRC domestic or overseas exchanges. We are presently in the process of assembling a team specialized in SEHK consulting listing services. In addition, for enterprises not willing to list abroad but meeting the requirements of the Chinese domestic exchanges, we will develop personalized going public consulting service to guide them through the domestic listing process.

Invest in new complementary business ventures to facilitate the growth of our consulting services business and create more additional sources of revenues.

In 2018, we made the strategic decision to launch our AT Consulting Center. Due to the growth of the Chinese economy, there is a high demand for financial consulting services. With a population of 1.4 billion, China has a consumer market unmatched by any country in the World. According to statistics from Credit Suisse’s 2015 Global Wealth Report, China’s total household wealth reached 22.8 trillion US dollars in 2015, second only to the United States. With newly accumulated wealth, more individuals, families, and enterprises need financial services. However, we believe that traditional consulting organizations are not meeting such market demand by offering professional financial consulting services; we have practical knowledge and hands-on experience in financial planning and capital markets operations, and other resources to offer such financial consulting services. AT Consulting Center was launched to meet the demand for real world financial advisory services designed specifically to meet the needs of each of our three targeted groups - enterprises, individuals, and families.

Although an upfront capital investment is necessary to fund the launch and operations of AT Consulting Center, we anticipate a positive revenue flow will be realized in consulting fees for our services. In addition, we also plan to utilize AT Consulting Center as a marketing platform to expand and promote our going public consulting business.

On September 20, 2018, we acquired CNNM, www.chinacnnm.com, a news and media on line platform with over 10 million registered users. We are currently in the planning and development phase to implement a number of business initiatives for CNNM. One of the initiatives is to build a portal for our consulting business on CNNM, where information and news about overseas capital markets relating to our consulting services will be broadcasted.

In July 2019, we launched an investment and financing analysis reporting business to provide investment and financing analysis reports to SMEs and due diligence reports to investors. Through these reports, we aim to help SMEs with their self-diagnosis and financial planning, thereby increasing the options available for obtaining equity financing, and help investors analyze and explore the investment value of venture companies in a comprehensive and multi-perspective manner to aid in decision making and minimize investment risks.

We believe, if we are able to successfully implement and execute our business strategies for AT Consulting Center, CNNM, and investment and financing analysis reporting business, then each will have the potential to bring additional revenue streams, and together, combined with our existing going public consulting business, will form an integrated business that is capable of continued growth and expansion into a successful international enterprise.

Our Services

Our Going Public Consulting Services

We started our consulting services in China in November 2015, and while currently still in the development stage, we have steadily grown into a company that has achieved some degree of recognition in the going public consulting services industry in China. In 2016, for the purpose of promoting and generating awareness of our business, we held nearly one hundred forums and lectures in Shenzhen, Guangzhou, Hangzhou, Shenyang, Dalian, Jilin, and Xiamen with local government, organizations, and enterprises covering cross-border listing related topics. We also aggressively grew our relationship resources with prospective clients by establishing cooperation with various provincial and city chambers of commerce and business associations throughout mainland China, such as the Wenzhou Chamber of Commerce in Shenyang, Zhejiang Chamber of Commerce in Shenzhen, Shenzhen Elite Chamber of Commerce, and SME Service Platform for the Northeast China. As a result, our consulting services grew rapidly and we were able to achieve profitability in the following years. In 2016, we entered into consulting agreements with three enterprises, which became public companies in the U.S. by being quoted on the OTC market in 2017 under our guidance. We entered into new consulting agreements with three enterprises in fiscal year 2017, twelve in fiscal year 2018, and three in fiscal year 2019. As of the date of this annual report, all our clients are based in mainland China; however, we plan to expand our operations throughout Asia in the near future. We have an experienced professional service team, with extensive experience in going public consulting services, and a network of third-party service providers including accounting firms, law firms, institutional investors, and investment banks.

We provide each client with comprehensive one-stop going public consulting services adapted to each client’s specific needs. Before becoming a client, a prospective client must first meet a set of requirements similar to the eligibility standards of its targeted exchange or markets. If we are able to confirm the qualifications of the prospective client after an initial due diligence investigation, we enter into a service agreement and our professional consulting team starts to guide the client through the going public process in each of the following three phases.

Phase I

We carry out the following evaluation and planning in order to assess and prepare our client for becoming a public company through the following steps:

•	we conduct a due diligence investigation and evaluation of the business and financial position of the client, including its assets and liabilities, capital structure, management, development prospect, and business model;
•	we research the capital market and study the feasibility of raising capital on the market; and
•	we help the client integrate its resources to highlight the value of its business.

Phase II

Based on the result of our evaluation of the client in the pre-listing phase we devise a detailed going public plan on behalf of our client through the following steps:

•	we offer assistance in streamlining and standardization of the client’s business model and organization structure to achieve optimization;
•	we help the client become familiar with regulations of the securities markets and assist it in meeting the standards for going public;
•	we assist the client in identifying potential employees, advisory board members, board of director members, consultants, advisors, market experts, and any other persons that can add value to the client’s strategy and/or business;
•	we assist the client in identifying qualified professional firms in legal, accounting, investment banking, investor relations, and other required service to support the client’s transition to a public company and its subsequent offerings and investor awareness campaigns;
•	we help review documents related to the going public process such as VIE contracts;
•	we work with other third-party professional parties engaged by the client to identify the most suitable path in going public for the client by means of (i) IPO; (ii) acquisition by or merger with a public company with business operations, (iii) merger with a public company with nominal operations other than a “special purpose acquisition company” (“SPAC”), or (iv) merger with a SPAC;

•	we assess to validate or modify the equity position of the client, and work with qualified investment bankers, certified public accountants, and attorneys to set up the capital structure, stock par value, and holding percentages of its shareholders, and, where necessary, help the clients build a new equity structure in accordance with requirements of the relevant securities regulatory commission;
•	we connect the client facing funding shortages with venture capital funds, banks, or other financial institutions that can provide potential assistance in its financing needs; and
•	we provide business management trainings to the client’s management to prepare them for the responsibilities and requirements that come with being a public company.

Phase III

After the client starts its going public process through public filings, we continue to work with the client to navigate the path to become a public company, to that effect:

•	we help the client establish an effective corporate governance system, including the board of directors, audit committee, compensation committee, corporate governance and nominating committee, when applicable, to oversee the client’s management team;
•	we assist, using outside legal counsel as required, with the preparation of all internal corporate documents, including corporate resolutions, minutes, changes and amendments to corporate documents, as required;
•	we assist the client in meeting public reporting requirements and the preparation of required legal and regulatory documents, including, but not limited to disclosure statements and agreements, subscription agreements, federal, state and regulatory filings, as required;
•	we assist the client in preparation for investor presentations, assembling due diligence material required for interested investors or investment banks in financing the client’s going public process;
•	we assist the client with key negotiations with various third parties and help the client navigate the process and procedure of listing on an exchange;
•	we assist in liaising with investors for the purposes of raising capital, as required; and
•	we assist the clients in up-listing, debt and equity financing, as required.

We strive to complete the going public process for our clients within a pre-defined time period, and once listed in the chosen exchange, we continue supporting our clients for the next six months to assist with transitioning from private companies to public companies. We also offer options, through a separate engagement agreement, to extend our services after the end of our initial going public service, if a client expresses interest.

Our Fee Structure for Going Public Consulting Service

Our consulting fees are negotiated on a case-by-case basis, taking into consideration the specific services that our team provides, the nature of the business and requirements, and our business relationship with each client.

We charge our clients a fixed consulting fee in installments determined by the projected completion phases of services rendered. Our fees range from $1,000,000 to $2,500,000 based on the technical complexity and conditions of each individual client. In general, the first installment is due within three days following the signing of the service agreement; the second installment is due once we complete the work for Phase I; the third and the subsequent installments are due once we complete certain predefined milestones during the going public process. The installment payment schedule is designed to ensure that we get compensated in a timely manner while affording our clients flexibility in securing the funds for our consulting fees.

Occasionally, for certain clients who demonstrate outstanding growth potential, such as a 30% or more year-to-year growth of revenues for at least the past three years, and (or) possess excellent market positions, represented by at least a 5% market share in the Chinese domestic market in the industry the company operates, we are willing to adopt a fee structure that includes both cash payment and partial equity ownership, which usually amounts to 3 - 10% of the clients’ total equity shares. Such approach has the potential to bring us a considerable return on capital while easing the clients’ burden of raising funds for going public. Currently, we do not hold any position in any of our clients’ equities.

Consulting Services Clients

The majority of our clients are small to medium-sized enterprises seeking growth and expansion through going public on recognized exchanges, and 100.0% of our total revenues of $3,078,758 was generated from our consulting services for the fiscal year ended July 31, 2019. Since our inception in 2015 through July 31, 2019, all of our former and current clients were based in mainland China. The number of our new consulting service clients was three, twelve, and three for the fiscal years ended July 31, 2017, 2018, and 2019, respectively. Due to the nature of our consulting business, which requires us to dedicate a large amount of resources to each of our clients, we were able to generate a relatively large revenue from a small number of clients. As a result, we had three, two, and three clients that accounted for more than 10% of our total revenues, for the fiscal years ended July 31, 2017, 2018, and 2019, respectively. As we continue to expand and grow the number of clients, we expect the number of clients that account for more than 10% of our total revenue will decrease accordingly.

Some of Our Representative Clients

Fortune Valley Treasures, Inc. (“FVTI”)

FVTI engages in the business of retail and wholesale of a wide spectrum of wine products in China and Hong Kong. We entered into a consulting agreement with FVTI on May 25, 2016, and completed our services on April 19, 2018. We assisted FVTI in a reverse merger with a U.S. OTC quoted company under the ticker “FVTI.”

Porter Holding International Inc. (“ULNV”)

ULNV operates an online to offline (O2O) business platform for consumer manufacturing enterprises utilizing cloud technology to provide Internet-based intelligent e-commerce information services. We entered into a consulting agreement with ULNV on August 28, 2016, and completed our services on April 14, 2018. We assisted ULNV in a reverse merger with a U.S. OTC quoted company under the ticker “ULNV.”

Addentax Group Corp. (“ATXG”)

ATXG provides garment decoration and textile printing services. It focuses on producing images on multiple surfaces, such as glass, leather, plastic, ceramic, and textile using 3D sublimation vacuum heat transfer machine. We entered into a consulting agreement with ATXG on September 27, 2016, and completed our services on June 15, 2018. We assisted ATXG in a reverse merger with a U.S. OTC quoted company under the ticker “ATXG.”

Bangtong Technology International Limited (“LBAO”)

LBAO is a startup e-commerce company with operations in China. We entered into a consulting agreement with LBAO on December 20, 2017, and completed our services on June 21, 2019. We assisted LBAO in a reverse merger with a U.S. OTC quoted company under the ticker “LBAO.”

Shenzhen Micro Union Gold League Electronic Commerce Technology Co., Ltd. (“MUGL”)

MUGL operates through its e-commerce platform under a community-based e-commerce retail model to create a global brand for coffee, tea, and health preservation culture. We entered into a financial consulting service agreement with MUGL on July 8, 2019. Pursuant to the agreement, we agreed to provide services including business consulting, capital market advising for business planning and strategy development, planning and assisting with fund raising activities, and investor and public relations services. Currently we are in the process of preparing for a reverse merger of MUGL.

Client A.

This company operates an agriculture park in Hubei Province in China. The park covers about 3,300 acres land dedicated to ecological agriculture and leisure agriculture. We entered into a consulting agreement with the company on July 25, 2017. Currently we are in the process of assisting the company completing a reverse merger with a U.S. OTC quoted company.

Client B.

This company is a full-service real estate agent located in Liaoning China and was founded in November 2016. It owns 177 directly operated stores and has over 2000 employees, servicing realty markets in Heilongjiang, Liaoning, Hebei and Hainan provinces in North East China. We entered into a consulting agreement with the company on December 29, 2017. Currently we are in the process of assisting the company in its going public process.

Client C.

This company is a multimedia investment and marketing company located in Northeast China, specializing in movie trailers, commercials, and multimedia marketing. It also invests in television and film original content and manages movie theaters across China. We entered into a listing agreement with the company on May 14, 2018, to assist with its planned IPO on Nasdaq.

Costs Related to the Operation of Our Consulting Services

Our costs to provide consulting services consist of fees paid to our third-party professional providers, operational and administrative expenses, such as rent for our office space located in Shenzhen, and compensation for our employees. From time to time, we also incur expenses for marketing and promotional events such as organized forums, salons, and lectures.

Asia Era International Financial Consulting Center

In August 2018, our management launched Asia Era International Financial Consulting Center (“AT Consulting Center”) in Shenzhen, upon recognizing a general lack of consulting services designed to meet the growing demand for financial consulting services arising from the rapid accumulation of wealth of the Chinese population.

Advisors of AT Consulting Center

Our advisors are experts in their respective fields and many enjoy stellar reputations in the consulting industry. The followings are some of our advisors:

Jun Liu - Mr. Liu is our CEO. Mr. Liu earned his Doctorate degree in International Finance from Camden University in the U.S., in 2015. He was awarded “China’s outstanding innovative entrepreneur” in 2009. He is a former expert committee member of E-government of Chinese Academy of Science, and former Director of the Shenzhen Service Centre of the National Internet Project. Mr. Liu served as the Head of Sales for Alibaba’s South China District from December 2000 to December 2001. He is the founder of B2B.CN, one of China’s top 10 largest e-commerce companies. He is also the founder of Morgan Network Ltd., a B2C online shopping mall. Mr. Liu has theoretical and practical experience in domestic and overseas capital markets, financing, mergers and acquisitions.

Jinsheng Guan - Mr. Guan is the president of Shanghai Jiusong Shanhe Equity Investment Fund Management Limited. He has a Master’s degree in French Literature from Shanghai International Studies University, and a Master’s degree in Business Administration from Brussels University of Liberty in Belgium. He is the founder of Shenyin Wanguo Securities Co., Ltd., and is nicknamed as “China’s Securities Godfather.”

Lingyao Li - Ms. Li is a part-time professor at the School of Economics of Peking University, as well as a special professor at Tsinghua University and a well-known economist in China. She studied computer science at the Research Institute of University of Maryland. Since 1985, she has toured dozens of cities in China to give speeches, and was received by the Chinese state leaders and local government leaders as recognitions for her achievements and contributions to China.

Xiangfa Zhang - Mr. Zhang is a senior partner of Beijing Dentons (Guangzhou) Law Firm. He has in-depth knowledge of securities and capital markets (IPO, new third board, delisted old third board and re-listing), domestic and foreign investment and financing (mergers and acquisitions, foreign investment, cross-border investment and financing, corporate bonds and private equity funds), Hong Kong-related legal affairs (notarization of Hong Kong, international notarization, Hong Kong litigation and arbitration, and offshore companies), real estate investment (project investment and development, engineering construction and commercial housing sales), corporate governance and corporate legal risk management, and litigation and dispute resolution.

Programs of AT Consulting Center

AT Consulting Center is currently offering financial consulting programs structured to target three groups of clients, enterprises, families, and individual. For enterprise clients, the program is called “Becoming Public” with a fee of  $20,000; for individual clients, the program is called “Family Wealth Management,” with fees ranging from $5,000 to $20,000; and for family clients, the program is called “Career Planning,” with fees ranging from $5,000 to $10,000.

Becoming Public

Becoming Public targets enterprise executive clients by offering a comprehensive and in-depth program covering various aspects of the domestic and foreign capital markets, as well as the processes, operations, and management of taking private companies public. The program is offered over six months, and is comprised of the following 11 sections: Capital Market Introduction, How to Become a Public Company, Business Plan Workshop, Management, Asset-Backed Securitization, Red-chip Structures, Financial and Tax Rules, Business Valuation, Public Company Management, Market Value of Public Companies, and Equity Financing.

Family Wealth Management

Family Wealth Management targets our family clients by offering a program designed to help families with financial planning, investment, and management. The program is offered over six days and is comprised of the following three sections: Family Wealth Planning I, Family Investing, and Family Wealth Planning II.

Career Planning

Career Planning targets our individual clients by offering career planning and training consultations designed to help professionals achieve a more successful and rewarding career. The program is offered over 12 weeks and covers the following sections: Logical Thinking, How to Study Effectively, Effective Speech, Influence Training, Dealing with Personal Emotions, Social Relations, Career Planning, Practical Application of Philosophy, Family Relations, and The Meaning of Life.

Our Lectures and Events

We intend to develop AT Consulting Center as a platform that facilitates the marketing of our consulting business by offering private lectures and events for entrepreneurs, business managers, and financial professionals. Since the establishment of the AT Consulting Center in August 2018, we have held two private lectures, each with about 100 participants.

On September 14, 2018, we held the “Becoming Public” lecture. The expert speakers included Mr. Jun Liu, our CEO and president of Elite Trade Association; Mr. Ming, president of the Elite Chamber of Commerce; Mr. Jianwen Huang, committee member of Datong World International; Mr. Xiao Liu, Chairman of board of Bausch & Lomb Glasses; Mr. Wei Xu, Chairman of the board of Xinmingguang Holding Group; Ms. Wei Zhang, Chairman of Jingjian Investment Co.; Mr. Xiangfa Zhang, senior partner of Dentons Law Firm; and Ms. Jingwen Li, a professional financial auditor. We invited more than 50 enterprises and dozens of financial investment institutions to participate at the lecture, during which our expert speakers carried out evaluations and offered valuable professional guidance for the participating enterprises’ going public projects.

On September 28, 2018, we held another lecture, at which Mr. Jun Liu, our CEO and president of the Elite Trade Association, spoke about the wisdom of life. Mr. Liu analyzed the true meaning of an “excellent life” from various aspects such as self-improvement, career development, and fulfillment. Speaking about his own life experience, Mr. Liu provided an outlook of an “excellent life” through the perspectives of a successful entrepreneur, and illustrated the importance of continuing learning and pursuing of excellence in life.

Financial and News Platform CNNM (www.chinacnnm.com)

On September 20, 2018, we acquired CNNM, a financial and news website at www.chinacnnm.com. CNNM’s operation was suspended for nearly a year due to lack of operational funds prior to our acquisition, and currently there are about 50,000 daily page views and approximately ten million registered users. CNNM is operated by ATIF HK, our wholly-owned subsidiary. Currently we are in the process of setting up a team to revitalize management and operation and developing business initiatives for CNNM, some of which, among others, are:

•	building a portal on CNNM as a platform to market and promote our consulting services to potential clients;
•	assisting engaged enterprises to enhance their corporate images through various information dissemination channels which are currently being built on CNNM; and
•	establishing an extensive public relations and journalism network to develop awareness and publicity for engaged enterprises.

Although CNNM did not generate any revenue during fiscal year 2019, we expect the website to generate revenues from advertising, content subscriptions, and customer news dissemination services in the future. For advertising services, we expect our revenues to be based on the number of times and display positions the advertisements are displayed on our website over a specified period of time. Our planned initial charge for this service will be in the range of HK$1,500 (approximately $192) to HK$5,000 (approximately $641) per month or HK$10,000 (approximately $1,282) to HK$40,000 (approximately $5,128) per year. In addition, we will accept sponsorships for particular sections of our website and the planned initial charge will be about HK$6,000 (approximately $769) per month or HK$50,000 (approximately $6,410) per year. For content subscriptions, our plan is to publish exclusive news and original articles for subscriptions under a payment plan of HK$1 (approximately $0.128) per piece of news or article. We estimate that 40% of this payment will be retained by us as income and the remaining 60% will be paid out to the content contributors. For our customer news dissemination service, we plan to assist our consulting service customers with their publicity and public relations by means of posting news, interviews, articles, and videos about the companies and their businesses periodically. Our planned initial charge for this service will be about HK$60,000 (approximately $7,692) for six months or HK$100.000 (approximately $12,820) for one year. In addition to bringing new sources of revenue, we also expect that CNNM will help promote and accelerate the growth of our financial consulting business in the near future.

Investment and Financing Analysis Reporting

In July 2019, we launched an investment and financing analysis reporting business. We expect to provide SMEs with comprehensive investment and financing analysis reports for their sustainable development, and to provide investors with objective and fair due diligence reports so that they can accurately understand market positioning and investment opportunities of SMEs.

Marketing

We believe the success of our consulting business requires building mutually beneficial long-term relationships with relevant and influential entities, and we have developed our main marketing channels based on these relationships.

Since our inception, we have cultivated and maintained cooperation with a number of city and provincial chambers of commerce and business associations in China, including the Zhejiang Chamber of Commerce in Shenzhen and Guangdong, Shenzhen Industrial Park Association, Meixian Chamber of Commerce in Shenzhen, Wenzhou Chamber of Commerce in Shenyang, Shenzhen Elite Chamber of Commerce, and the SME Service Platform in Northeast China. There are no contractual relationships between us and these organizations. However, these local business organizations have helped our marketing efforts greatly, due to the fact that: (1) they have access to the information of local enterprises and often recommend and connect us with potential clients; (2) they help us organize going public briefings and international financial lectures with local enterprises; and (3) they are able to utilize relationships with local government to initiate and organize government sponsored financial forums to promote and introduce our consulting services to the local enterprises.

We also strive to maintain professional relationships with our former and prospective clients. Our former clients have benefited from our services and oftentimes are willing and able to introduce prospective clients to us. After nearly three years operating as a consulting service provider specialized in cross-border going public services, we have developed a database consisting of former and prospective clients, using each as a resource for business connections and social relations.

Our employees have been working in various industries for many years, and accumulated networks of business and social relations including personal connections, corporate associations, and governmental affiliations, which are all valuable resources through which we can potentially obtain new clients.

We are constantly seeking new and effective marketing channels in order to grow into an international consulting company with clients and branches throughout Asia. To complement and facilitate our growth perspectives, in 2018, we launched AT Consulting Center and acquired a financial and news media platform CNNM, both of which, we believe, have the great potential in becoming instrumental in our marketing efforts for continued growth of our consulting business.

In addition to our marketing efforts described above, we also market our consulting services, through:

•	Social media, principally WeChat and Weibo;
•	Newsletters to our prospective clients; and

•	Business relationships with well-known corporations and web platforms with large online traffics that can direct traffic to our website through links on their websites.

Competition

We face competition from a number of consulting companies providing going public consulting services such as Greenpro Capital Corp., Forward Capital, and Dragon Victory, who recently entered going public consulting services in 2018. We believe that our relatively mature operating history of nearly three years differentiates our company from other competitors. Our comprehensive one-stop consulting services, through which we are directly involved in each of the three pre-defined phases of our clients’ going public process (see —Our Going Public Consulting Services), are unlike the services provided by many of our competitors, who often act as mere initial order takers, and then outsource a majority of services to third-party providers.

Currently, many of the going public consulting providers in China operate on a relatively small scale, only with a few employees. We believe that we are currently one of the few consulting companies capable of providing comprehensive one-stop going public services to qualified enterprises. However, due to favorable market conditions, which may have been overheated by various Chinese government stimulus programs offered recently to encourage and reward enterprises going public, a number of companies have entered and are entering the going public consulting business. As such, we expect competition will become more intense, and it is possible that we will not be able to maintain the growth rate we have achieved previously.

Employees

As of July 31, 2019, we had approximately 33 full time employees. None of our employees are subject to collective bargaining agreements governing their employment with us. We believe our employee relations are good.

Seasonality

We currently do not experience seasonality in our operations.

Legal Proceedings

Except for the arbitration proceeding disclosed below, we are not currently a party to any legal or arbitration proceeding the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business, operating results, cash flows, or financial condition.

On November 4, 2019, Shenzhen Court of International Arbitration notified Qianhai regarding the request for arbitration initiated by Huale Group Co., Limited (“Huale”) related to a Going Public Consulting Service Agreement dated March 2, 2017, by and between Qianhai and Huale. Huale claimed that Qianhai failed to refund a deposit of $300,000 after the parties terminated the agreement. Huale asserted its claim at $300,000 (RMB2,073,750), plus any related arbitration fees. On November 14, 2019, Qianhai submitted a counterclaim request, claiming that the $300,000 shall not be refunded since it constituted service fees for consulting services provided to Huale by Qianhai pursuant to the Going Public Consulting Service Agreement. Qianhai asserted its counterclaim for legal fees of RMB88,000, plus any related arbitration fees and travel, translation, and other expenses related to this arbitration proceeding. Qianhai intends to vigorously defend itself and pursue its counterclaim in this proceeding. Our management does not expect this arbitration proceeding to have a material adverse effect on our business, financial condition, or results of operations.

Tax

Qianhai and WFOE, as PRC entities, are subject to enterprise income tax (“EIT”) according to applicable PRC tax rules and regulations.

PRC enterprises are required to prepay the EIT on a monthly or quarterly basis and to file provisional EIT returns with the tax authorities within 15 days of the end of each quarter based on actual monthly or quarterly profits. Enterprises that have difficulty in paying monthly or quarterly tax based on actual monthly or quarterly profits may make payments based on the monthly or quarterly average taxable income in the preceding calendar year, or by any other methods approved by the relevant tax authorities. Qianhai and WFOE, have filed all quarterly EIT returns based on actual quarterly profits since inception.

ATIF HK, a Hong Kong entity, has not generated revenues as July 31, 2019, but it will be subject to 16.5% tax rate according to Hong Kong tax rules and regulations, if it starts to generate revenue in the future.

Facilities/Property

Please refer to “Item 4. Information on the Company—D. Property, Plants and Equipment.”

Intellectual Property

We have received the approval for the following trademark registrations:

Trademark	Jurisdiction	Category	Effective Date	Expiration Date
ATIF	China	36	May 7, 2019	May 6, 2029
ATIF	Hong Kong	36	January 31, 2019	August 28, 2028
亚洲时代	China	36	May 14, 2017	May 13, 2027
CNNM	Hong Kong	35; 38	August 29, 2018	August 28, 2028
INTERNATIONAL SCHOOL OF FINANCE	Hong Kong	41	August 29, 2018	August 28, 2028

In addition, our trademark registration for “亞洲時代” in Hong Kong has been approved and published for opposition, and we are in the process of applying for trademark registrations for “CNNM” in the U.S.

Below are images of our trademarks:

We also own five domain names: asiaerachina.com, chinacnnm.com, atifchina.com, atifus.com, and atifcn.com.

PRC Regulations

We operate our business in China under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the SAIC, and their respective local offices, and Ministry of Housing & Urban-Rural Development (the “MHURD”) and their respective local offices. This section summarizes the principal PRC regulations applicable to our business.

PRC Laws and Regulations relating to Foreign Investment

Investment in the PRC by foreign investors and foreign-invested enterprises shall comply with the Catalogue for the Guidance of Foreign Investment Industries (the “Catalogue”) (2017 Revision), which was last amended and issued by MOFCOM and NDRC on June 28, 2017, and became effective since July 28, 2017, and the Special Management Measures for Foreign Investment Access (2019 version), or the Negative List, which came into effect on June 30, 2019. The Catalogue and the Negative List contains specific provisions guiding market access for foreign capital and stipulates in detail the industry sectors grouped under the categories of encouraged industries, restricted industries and prohibited industries. Any industry not listed in the Negative List is a permitted industry unless otherwise prohibited or restricted by other PRC laws or regulations. The management consulting industry falls within the permitted category in accordance with the Catalogue and the Negative List.

PRC Laws and Regulations relating to Wholly Foreign-owned Enterprises

The establishment, operation and management of corporate entities in China are governed by the PRC Company Law, which was promulgated by the Standing Committee of the National People’s Congress on December 29, 1993 and became effective on July 1, 1994. It was last amended on December 28, 2013 and the amendments became effective on March 1, 2014. Under the PRC Company Law, companies are generally classified into two categories, namely, limited liability companies and joint stock limited companies. The PRC Company Law also applies to limited liability companies and joint stock limited companies with foreign investors. Where there are otherwise different provisions in any law on foreign investment, such provisions shall prevail.

The Law of the PRC on Wholly Foreign-invested Enterprises was promulgated and became effective on April 12, 1986, and was last amended and became effective on October 1, 2016. The Implementing Regulations of the PRC Law on Foreign-invested Enterprises were promulgated by the State Council on October 28, 1990. They were last amended on February 19, 2014, and the amendments became effective on March 1, 2014. The Provisional Measures on Administration of Filing for Establishment and Change of Foreign Investment Enterprises were promulgated by MOFCOM and became effective on October 8, 2016, and were last amended on July 20, 2017 with immediate effect. The above-mentioned laws form the legal framework for the PRC Government to regulate WFOEs. These laws and regulations govern the establishment, modification, including changes to registered capital, shareholders, corporate form, merger and split, dissolution and termination of WFOEs. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the PRC, or the “FIL,” which will come into effect on January 1, 2020, repealing simultaneously the Law of the PRC on Sino-foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises, and the Law of the PRC on Sino-foreign Cooperative Joint Ventures, together with their implementation rules and ancillary regulations.

According to the above regulations, a wholly foreign-owned enterprise should get approval by MOFCOM before its establishment and operation. WFOE is a wholly foreign-owned enterprise since established, and has obtained the approval of the local administration of MOFCOM. Its establishment and operation are in compliance with the above-mentioned laws. Qianhai is a PRC domestic company, and it is not subject to the record-filling or examination applicable to FIE.

PRC Laws and Regulations Relating to Management Consulting Industry

Law of the People’s Republic of China on Promotion of Small and Medium-sized Enterprises (the “SME Promotion Law”) was promulgated by the standing committee of the National People’s Congress on June 29, 2002, amended on September 1, 2017, and became effective on January 1, 2018. According to the SME Promotion Law, the government encourage all kinds of services organization to provide services including training and counselling on entrepreneurship, intellectual property protection, management consulting, information consulting, credit service, marketing, development of projects, investment and financing, accounting and taxation, equity transaction, technology support, talent introduction, foreign cooperation, exhibition, and legal consulting.

Pursuant to the Opinions of the State Council on Further Promoting The Development of Small And Medium-sized Enterprises (the “Opinions”), which were promulgated by the State Council on September 19, 2009, the government supports organizations of management consulting for SMEs and activities of management consulting to guide SMEs to use external sources to improve their level on management.

According to the SME Promotion Law and the Opinions, our business is encouraged by the government and is in compliance with relevant regulations in PRC. There are no further regulations on management consulting industry in the PRC presently. However, we cannot assure that there will not be more regulations on the management consulting industry to be issued by PRC government in the future that could affect our business.

Regulation on Intellectual Property Rights

Regulations on trademarks

The Trademark Law of the People’s Republic of China was adopted at the 24th meeting of the Standing Committee of the Fifth National People’s Congress on August 23, 1982. Three amendments were made on February 22, 1993, October 27, 2001, and August 30, 2013, respectively. The last amendment was implemented on May 1, 2014. The regulations on the implementation of the trademark law of the People’s Republic of China were promulgated by the State Council of the People’s Republic of China on August 3, 2002, and took effect on September 15, 2002. It was revised on April 29, 2014 and became effective as of May 1, 2014. According to the trademark law and the implementing regulations, a trademark which has been approved and registered by the trademark office is a registered trademark, including a trademark of goods, services, collective trademark, and certification trademark. The trademark registrant shall enjoy the exclusive right to use the trademark and shall be protected by law. The trademark law also specifies the scope of registered trademarks, procedures for registration of trademarks, and the rights and obligations of trademark owners. For a detailed description of our trademark registrations, please refer to “—Intellectual Property.”

Regulations on domain names

The Ministry of Industry and Information Technology of the PRC, or the MIIT, promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017, and replaced the Administrative Measures on China Internet Domain Name promulgated by the MIIT on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide true, accurate, and complete information of their identities to domain name registration service institutions. The applicant will become the holder of such domain names upon completion of the registration procedure. As of July 31, 2019, we had completed registration of five domain names, “asiaerachina.com,” “chinacnnm.com,” “atifchina.com,” “atifus.com,” and “atifcn.com,” in the PRC and became the legal holder of such domain names.

PRC Laws and Regulations Relating to Merger and Acquisition

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. The application of the M&A Rules remains unclear.

Our PRC counsel has advised us based on their understanding of the current PRC laws, rules, and regulations that the CSRC’s approval should not be required for the listing and trading of our ordinary shares on the NASDAQ in the context of our IPO, given that: (i) we established our PRC subsidiary, WFOE, by means of direct investment rather than by merger with or acquisition of PRC domestic companies; and (ii) no explicit provision in the M&A Rules classifies the respective contractual arrangements between WFOE, Qianhai, and its shareholders as a type of acquisition transaction falling under the M&A Rules.

However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and the CSRC’s opinions summarized above are subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If the CSRC or any other PRC regulatory agencies subsequently determines that we need to obtain the CSRC’s approval for our IPO or if the CSRC or any other PRC government agencies promulgates any interpretation or implements rules that would require us to obtain CSRC or other governmental approvals for our IPO, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. Sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from our IPO into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation, and prospects, as well as the trading price of our ordinary shares. In addition, if the CSRC or other PRC regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our IPO, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of ordinary shares.

PRC Laws and Regulations Relating to Foreign Exchange

General administration of foreign exchange

The principal regulation governing foreign currency exchange in the PRC is the Administrative Regulations of the PRC on Foreign Exchange (the “Foreign Exchange Regulations”), which were promulgated on January 29, 1996, became effective on April 1, 1996, and were last amended on August 5, 2008. Under these rules, RMB is generally freely convertible for payments of current account items, such as trade- and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as capital transfer, direct investment, investment in securities, derivative products, or loans unless prior approval by competent authorities for the administration of foreign exchange is obtained. Under the Foreign Exchange Regulations, foreign-invested enterprises in the PRC may purchase foreign exchange without the approval of SAFE to pay dividends by providing certain evidentiary documents, including board resolutions, tax certificates, or for trade- and services-related foreign exchange transactions, by providing commercial documents evidencing such transactions.

Circular No. 75, Circular No. 37, and Circular No. 13

Circular 37 was released by SAFE on July 4, 2014, and abolished Circular 75 which had been in effect since November 1, 2005. Pursuant to Circular 37, a PRC resident should apply to SAFE for foreign exchange registration of overseas investments before it makes any capital contribution to a special purpose vehicle, or SPV, using his or her legitimate domestic or offshore assets or interests. SPVs are offshore enterprises directly established or indirectly controlled by domestic residents for the purpose of investment and financing by utilizing domestic or offshore assets or interests they legally hold. Following any significant change in a registered offshore SPV, such as capital increase, reduction, equity transfer or swap, consolidation or division involving domestic resident individuals, the domestic individuals shall amend the registration with SAFE. Where an SPV intends to repatriate funds raised after completion of offshore financing to the PRC, it shall comply with relevant PRC regulations on foreign investment and foreign debt management. A foreign-invested enterprise established through return investment shall complete relevant foreign exchange registration formalities in accordance with the prevailing foreign exchange administration regulations on foreign direct investment and truthfully disclose information on the actual controller of its shareholders.

If any shareholder who is a PRC resident (as determined by Circular 37) holds any interest in an offshore SPV and fails to fulfil the required foreign exchange registration with the local SAFE branches, the PRC subsidiaries of that offshore SPV may be prohibited from distributing their profits and dividends to their offshore parent company or from carrying out other subsequent cross-border foreign exchange activities. The offshore SPV may also be restricted in its ability to contribute additional capital to its PRC subsidiaries. Where a domestic resident fails to complete relevant foreign exchange registration as required, fails to truthfully disclose information on the actual controller of the enterprise involved in the return investment or otherwise makes false statements, the foreign exchange control authority may order them to take remedial actions, issue a warning, and impose a fine of less than RMB300,000 (approximately $42,549) on an institution or less than RMB50,000 (approximately $7,199) on an individual.

Circular 13 was issued by SAFE on February 13, 2015, and became effective on June 1, 2015. Pursuant to Circular 13, a domestic resident who makes a capital contribution to an SPV using his or her legitimate domestic or offshore assets or interests is no longer required to apply to SAFE for foreign exchange registration of his or her overseas investments. Instead, he or she shall register with a bank in the place where the assets or interests of the domestic enterprise in which he or she has interests are located if the domestic resident individually seeks to make a capital contribution to the SPV using his or her legitimate domestic assets or interests; or he or she shall register with a local bank at his or her permanent residence if the domestic resident individually seeks to make a capital contribution to the SPV using his or her legitimate offshore assets or interests.

As of the date of this annual report, our Beneficial Owners have not completed registrations in accordance with Circular 37, they are currently working on their registrations in the local Administration of Exchange Control. The failure of our Beneficial Owners to comply with the registration procedures may subject each of our Beneficial Owners to fines of less than RMB50,000 (approximately $7,199). If the registration formalities cannot be processed retrospectively, then the repatriation of the financing funds, profits, or any other interests of our shareholders obtained through special purpose vehicles, for use in China, would be prohibited. As a result, any cross-border capital flows between our PRC subsidiary and its offshore parent company, including dividend distributions and capital contributions, would be illegal

Circular 19 and Circular 16

Circular 19 was promulgated by SAFE on March 30, 2015, and became effective on June 1, 2015. According to Circular 19, foreign exchange capital of foreign-invested enterprises shall be granted the benefits of Discretional Foreign Exchange Settlement (“Discretional Foreign Exchange Settlement”). With Discretional Foreign Exchange Settlement, foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau, or for which book-entry registration of monetary contribution has been completed by the bank, can be settled at the bank based on the actual operational needs of the foreign-invested enterprise. The allowed Discretional Foreign Exchange Settlement percentage of the foreign exchange capital of a foreign-invested enterprise has been temporarily set to be 100%. The RMB converted from the foreign exchange capital will be kept in a designated account and if a foreign-invested enterprise needs to make any further payment from such account, it will still need to provide supporting documents and to complete the review process with its bank.

Furthermore, Circular 19 stipulates that foreign-invested enterprises shall make bona fide use of their capital for their own needs within their business scopes. The capital of a foreign-invested enterprise and the RMB if obtained from foreign exchange settlement shall not be used for the following purposes

•	directly or indirectly used for expenses beyond its business scope or prohibited by relevant laws or regulations;
•	directly or indirectly used for investment in securities unless otherwise provided by relevant laws or regulations;

•	directly or indirectly used for entrusted loan in RMB (unless within its permitted scope of business), repayment of inter-company loans (including advances by a third party) or repayment of bank loans in RMB that have been sub-lent to a third party; and
•	directly or indirectly used for expenses related to the purchase of real estate that is not for self-use (except for foreign-invested real estate enterprises).

Circular 16 was issued by SAFE on June 9, 2016. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to RMB on a self-discretionary basis. Circular 16 provides an integrated standard for conversion of foreign exchange capital items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis applicable to all enterprises registered in the PRC. Circular 16 reiterates the principle that an enterprise’s RMB converted from foreign currency-denominated capital may not be directly or indirectly used for purposes beyond its business scope or purposes prohibited by PRC laws or regulations, and such converted RMB shall not be provided as loans to non-affiliated entities.

Circulars 16 and 19 address foreign direct investments into the PRC, and stipulate the procedures applicable to foreign exchange settlement. As we do not plan to transfer proceeds raised in our IPO to our WFOE or VIE in the PRC, the proceeds raised in our IPO would not be subject to Circular 19 or Circular 16. However, if and when circumstances require funds to be transferred to our WFOE or VIE in the PRC from our offshore entities, then any such transfer would be subject to Circulars 16 and 19.

PRC Laws and Regulations Relating to Taxation

Enterprise Income Tax

The EIT Law was promulgated by the Standing Committee of the National People’s Congress on March 16, 2007, and became effective on January 1, 2008, and was later amended on February 24, 2017. The Implementation Rules of the EIT Law (the “Implementation Rules”) were promulgated by the State Council on December 6, 2007, and became effective on January 1, 2008. According to the EIT Law and the Implementation Rules, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises shall pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC shall pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises whose incomes having no substantial connection with their institutions in the PRC, shall pay enterprise income tax on their incomes obtained in the PRC at a reduced rate of 10%.

The Arrangement between the PRC and Hong Kong Special Administrative Region for the Avoidance of Double Taxation the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Arrangement”) was promulgated by the State Administration of Taxation (“SAT”) on August 21, 2006, and came into effect on December 8, 2006. According to the Arrangement, a company incorporated in Hong Kong will be subject to withholding tax at the lower rate of 5% on dividends it receives from a company incorporated in the PRC if it holds a 25% interest or more in the PRC company. The Notice on the Understanding and Identification of the Beneficial Owners in the Tax Treaty (the “Notice”) was promulgated by SAT and became effective on October 27, 2009. According to the Notice, a beneficial ownership analysis will be used based on a substance-over-form principle to determine whether or not to grant tax treaty benefits.

WFOE and Qianhai are resident enterprises and pay EIT tax at the rate of 25% in PRC. It is more likely than not that we and our offshore subsidiary would be treated as a non-resident enterprise for PRC tax purposes. Please see Section of “Item 10. Additional Information—Taxation—People’s Republic of China Taxation.”

Value-added Tax

The Provisional Regulations on Value-Added Tax of the PRC (the “VAT Regulations”) were promulgated by the State Council on December 13, 1993, and took effect on January 1, 1994, which were last amended on November 19, 2017. The Rules for the Implementation of the Provisional Regulations on Value Added Tax of the PRC (the “Rules”) were promulgated by the Ministry of Finance (“MOF”) on December 25, 1993, and were last amended on October 28, 2011. Pursuant to the VAT Regulations and the Rules, entities or individuals in the PRC engaged in the sale of goods, the provision of processing, repairs, and replacement services and the importation of goods are required to pay VAT, on the value added during the course of the sale of goods or provision of services. Unless otherwise specified, the applicable VAT rate for the sale or importation of goods and provision of processing, repair, and replacing services is 17%.

The SAT and the MOF jointly promulgated the Circular on Comprehensively Promoting the Pilot Program of the Collection of Valued-added Tax in lieu of Business Tax on March 23, 2016, which became effective on May 1, 2016. Pursuant to this new circular, entities and individuals shall pay VAT at a rate of 6% for any taxable activities unless otherwise stipulated.

According to the above-regulations, our PRC subsidiary and consolidated affiliated entities are generally subject to a 6% VAT rate.

Dividend Withholding Tax

The Enterprise Income Tax Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes (“Double Tax Avoidance Arrangement”) and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties (the “SAT Circular 81”) issued on February 20, 2009, by SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018, by the SAT and took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in 12 months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

We have not commenced the application process for a Hong Kong tax resident certificate from the relevant Hong Kong tax authority, and there is no assurance that we will be granted such a Hong Kong tax resident certificate. We also have not filed required forms or materials with the relevant PRC tax authorities to prove that we should enjoy the 5% PRC withholding tax rate.

PRC Laws and Regulations Relating to Employment and Social Welfare

Labor Law of the PRC

Pursuant to the Labor Law of the PRC, which was promulgated by the Standing Committee of the NPC on July 5, 1994, with an effective date of January 1, 1995, and was last amended on August 27, 2009, and the Labor Contract Law of the PRC, which was promulgated on June 29, 2007, became effective on January 1, 2008, and was last amended on December 28, 2012, with the amendments coming into effect on July 1, 2013, enterprises and institutions shall ensure the safety and hygiene of a workplace, strictly comply with applicable rules and standards on workplace safety and hygiene in China, and educate employees on such rules and standards. Furthermore, employers and employees shall enter into written employment contracts to establish their employment relationships. Employers are required to inform their employees about their job responsibilities, working conditions, occupational hazards, remuneration, and other matters with which the employees may be concerned. Employers shall pay remuneration to employees on time and in full accordance with the commitments set forth in their employment contracts and with the relevant PRC laws and regulations. Qianhai has entered into written employment contracts with all its employees and performed its obligations required under the relevant PRC laws and regulations.

Social Insurance and Housing Fund

Pursuant to the Social Insurance Law of the PRC, which was promulgated by the Standing Committee of the NPC on October 28, 2010, and became effective on July 1, 2011, employers in the PRC shall provide their employees with welfare schemes covering basic pension insurance, basic medical insurance, unemployment insurance, maternity insurance, and occupational injury insurance. Qianhai did not deposit social insurance fees for employees in full for the period from its establishment to September 2018. However, Qianhai has deposited the social insurance fees in full for all the employees in compliance with the relevant regulations since October 2018. Shenzhen social insurance fund administration has issued a statement showing that there is no significant violations of relevant laws and regulations by Qianhai since its establishment.

In accordance with the Regulations on Management of Housing Provident Fund, which were promulgated by the State Council on April 3, 1999, and last amended on March 24, 2002, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

Qianhai has registered at the designated administrative centers and opened bank accounts for depositing employees’ housing funds; however, Qianhai has not deposited employees’ housing funds in full according the Regulations of HPF. There is a risk of administrative penalty imposed by the designated administrative center.

Ronghua Liu and Qiang Chen, shareholders of Qianhai, have signed a consent to undertake and guarantee to fully reimburse and compensate us for any possible losses due to its non-compliance of the rules and regulations governing employees’ social insurance and housing funds, in case we are required by relevant government authorities to make up for any outstanding payments and penalties for employees’ social insurance and housing funds in the future

Hong Kong Regulations

We own and operate CNNM, www.chinacnnm.com, a news and media platform, in Hong Kong. The following is a summary of certain aspects of major Hong Kong laws and regulations that are or may be applicable to us.

Regulations on Digital Media Publication, Domain Name Registration, and Advertising Services

There are no specific legislations governing domain name registration or digital media publication in Hong Kong. There are certain ordinances which contain provisions that may be applicable to digital media publication business and advertising services in Hong Kong: the Control of Obscene and Indecent Articles Ordinance (Chapter 390 of the Laws of Hong Kong), the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong), the Copyright Ordinance (Chapter 528 of the Laws of Hong Kong), the Defamation Ordinance (Chapter 21 of the Laws of Hong Kong), the Undesirable Medical Advertisements Ordinance (Chapter 231 of the Laws of Hong Kong), and the Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong). Contravention of the relevant laws and regulations may expose us to criminal and civil liabilities including penalties, fines, damages, and other sanctions. These ordinances are discussed in further details below.

Control of Obscene and Indecent Articles Ordinance (Chapter 390 of the Laws of Hong Kong) (the “COIAO”)

There are no specific regulations targeting advertising practice or digital media publication in Hong Kong. However, COIAO is applicable to digital materials and contents posted on our website, www.chinacnnm.com.

Section 21 of the COIAO stipulates that any person who publishes, or possesses for the purpose of publication, any obscene article commits an offence and is liable to a fine of HK$1,000,000 (approximately US$127,646) and may be subject imprisonment for up to three years.

Section 22 of the COIAO stipulates that any person who publishes any indecent material accessible to a juvenile commits an offence, whether intentionally or unintentionally. Such offences impose a fine of HK$400,000 (approximately US$51,064) and imprisonment of 12 months on first conviction. A second or subsequent conviction will give rise to a fine of HK$800,000 (approximately US$102,128) and imprisonment of up to 12 months.

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”)

We, as a data user, need to comply with the PDPO to ensure that personal data it collects are accurate, securely kept, and used only for the purpose for which they are collected.

The PDPO protects the privacy interests of living individuals in relation to personal data and regulates the conducts of a data user, i.e., any person who, either alone or jointly or in common with other persons, controls the collection, holding, processing, or use of personal data. Pursuant to section 2 of the PDPO, personal data means any data (i) relating directly or indirectly to a living individual; (ii) from which it is practicable for the identity of the individual to be directly or indirectly ascertained; and (iii) in a form in which access to or processing of the data is practicable. In general, the personal data shall be lawfully and fairly collected and steps should be taken to ensure that the data collection subject is explicitly and implicitly informed on or before the data collection.

There are six principles under the PDPO which regulate the purpose and manner of collection of data, the accuracy and duration of retention of collected data, the use of personal data, the security of personal data, and the access to personal data. As we may collect personal data of users of its website, www.chinacnnm.com, it is subject to the following principles, which are:

Principle 1 - Data Collection Principle

Personal data must be collected in a lawful and fair way, for the purpose directly related to a function/activity of the data user. Data collection subjects must be notified of the purpose of the collection and the classes of persons to whom the data may be transferred. Data collection should be necessary, and not excessive for the purpose of collection.

Principle 2 - Accuracy & Retention Principle

Personal data must be accurate and should not be kept for a period longer than is necessary to fulfil the purpose for which it is used.

Principle 3 - Data Use Principle

Personal data must be used for the purpose for which the data is collected or for a directly related purpose, unless voluntary and explicit consent of a new purpose is obtained from the data collection subject.

Principle 4 - Data Security Principle

A data user needs to take practical steps to safeguard personal data from unauthorized or accidental access, processing, erasure, loss, or use.

Principle 5 - Openness Principle

A data user must make personal data policies and practices known to the public regarding the types of personal data it holds and how the data is used.

Principle 6 - Data Access & Correction Principle

A data collection subject must be given access to his/her personal data and allowed to make corrections if it is inaccurate.

Pursuant to the PDPO, if any of the above principles are not complied with, the Privacy Commissioner for Personal Data (the “PDPD”) may serve an enforcement notice to direct the data user to remedy the contravention and/or instigate prosecution actions. Further, section 50A of the PDPO provides that contravention of an enforcement notice is an offence which could result in a maximum fine of HK$50,000 (approximately US$6,383) and imprisonment for two years. The PDPO also criminalizes misuse or inappropriate use of personal data in direct marketing activities under Part VI of the PDPO.

As we may collect and possess private and confidential data of the users of www.chinacnnm.com, we are subject to the principles set out in the PDPO regarding the collection, use, retention, accuracy, and security of and access to personal data.

Copyright Ordinance (Chapter 528 of the Laws of Hong Kong) (the “Copyright Ordinance”)

The Copyright Ordinance provides comprehensive protection for recognized categories of work such as literary, dramatic, musical, and artistic works, as well as for films, television broadcasts, and cable diffusion, and works made available to the public on the internet.

In the course of providing advertising services and digital media publication, certain copyrights may subsist in the works we create in relation to its publications, digital media content, and advertising materials, including artistic works (such as artworks and photos), films (such as videos), or literary works (such as text) that qualify for copyright protection without registration. It is not necessary to register a copyright nor are there other formalities required to obtain copyright protection for a work in Hong Kong. There is no official registry in Hong Kong for registration of copyright works.

The Copyright Ordinance restricts certain acts such as copying and/or issuing or making available copies to the public of a copyright work without the authorization from the copyright owner which, if done, constitutes “primary infringement” of copyright which does not require knowledge of infringement.

The Copyright Ordinance permits certain acts that can be done in relation to copyright works without authorization from the copyright owner, one of which being fair dealing with a copyright work for the purpose of criticism, review, or reporting current events if accompanied by a sufficient acknowledgement of such copyright work and its author.

Under the Copyright Ordinance, a person may incur civil liability for “secondary infringement” if that person, amongst others, possesses, sells, distributes, or deals with a copy of a work which is, and which he knows or has reason to believe to be, an infringing copy of the work for the purposes of or in the course of any trade or business without the consent of the copyright owner. However, the person will only be liable if, at the time he committed the act, he knew or had reason to believe that he was dealing with infringing copies of the work.

Defamation Ordinance (Chapter 21 of the Laws of Hong Kong) (the “DO”)

As our website, www.chinacnnm.com, may contain information and or/news from other sources and such information and/or news may not be independently verified by us, such information may lead to defamatory matters.

Under the DO, any person who maliciously publishes defamatory matter regarding another person or an organization in writing or by word of mouth or by conduct may be liable for defamation. In general, there are two main kinds of defamation, libel and slander. Libel is the malicious publication of defamatory matter in writing or in some other permanent form. Slander is the publication of defamatory matter by word of mouth or in some other transient (temporary) form.

Section 5 of the DO provides that any person who maliciously publishes any defamatory libel, knowing the same to be false, shall be liable to imprisonment for two years, and, in addition, to pay such fine as the court may award.

There are several defenses available, including but not limited to (a) unintentional defamation; (b) an offer of amends; (c) defense of justification, which means the words were true in substance and in fact; (d) fair comment; and (e) publication which was privileged as prescribed in the schedule of the DO.

Undesirable Medical Advertisements Ordinance (Chapter 231 of the Laws of Hong Kong) (the “UMAO”)

As our website, www.chinacnnm.com, may contain information and/or advertisements relating to medical aspects, we may be subject to the provisions under the UMAO. The UMAO aims to protect public health through prohibiting or restricting advertisements which may induce the seeking of improper management of certain health conditions.

As defined in the UMAO, “advertisement” includes any notice, poster, circular, label, wrapper, or document, and any announcement made orally or by means of producing or transmitting light or sound. These include advertisements published in newspapers and magazines, leaflets, on radio, television, and internet, as well as on the label of a container or package containing any medicine, surgical appliance, treatment, or orally consumed product.

Pursuant to the UMAO, no person shall publish, or cause to be published any advertisements likely to lead to the use of any medicine, surgical appliance, or treatment for: (a) the purpose of treating human beings for, or preventing them from contracting any of the diseases or conditions specified in the UMAO which include, among others, any disease of the skin, hair, or scalp except for a purpose specified in the UMAO which, among others, include prevention of pimples and relief or prevention of minor skin conditions including dry and chapped skin; or (b) treating human beings for any purpose specified in the UMAO which include, among others, the restoration of lost youth and the correction of deformity or the surgical alteration of a person’s appearance.

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) (the “BRO”)

The BRO requires every person, whether a company or an individual, who carries on a business in Hong Kong to apply for business registration certificate from the Inland Revenue Department within one month from the date of commencement of the business, and to display the valid business registration certificate at the place of business. Any person who fails to apply for business registration or display a valid business registration certificate at the place of business shall be guilty of an offence, and shall be liable to a fine of HK$5,000 (approximately US$638) and to imprisonment for one year.

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

D. Property, Plants and Equipment

Our principal executive office is located at Room 3803, Dachong International Centre, 39 Tonggu Road, Nanshan District, Shenzhen City, Guangdong Province, China. We lease an aggregate of 890 square meters of property from an unrelated third party pursuant to the terms of a lease agreement. The term of the lease is from November 27, 2019, through December 27, 2021, with monthly rental expenses of RMB172,642.2 (approximately $25,081).

On April 1, 2019, we entered into a lease agreement to lease office space in Hong Kong in order to provide additional administration and service department office space for our subsidiary ATIF Limited. The term of the lease is from April 1, 2019, through December 27, 2019, with monthly rental expenses of HK$100,000 (approximately $12,780). We do not plan to renew the lease agreement upon its expiration. On October 30, 2019, we entered into another lease agreement to rent a larger office space in Hong Kong. The term of the lease is from November 18, 2019, through November 17, 2021, with monthly rental expenses of HK$175,584 (approximately $22,432).

On August 16, 2019, we entered into a lease agreement to lease an office space in California. The term of the lease is three years from September 1, 2019, to August 31, 2022, with total rental expenses of $175,662.

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. See “Item 5. Operating and Financial Review and Prospects—G. Safe Harbor.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

Overview

We are a consulting company offering financial consulting services to small and medium-sized enterprise customers in China. Our goal is to become an international financial consulting company with clients and offices throughout Asia. Since our inception in 2015, we have primarily focused on helping clients going public on the OTC markets and exchanges in the U.S., but we are in the process of expanding our service to listing clients on domestic exchanges in China as well as the Hong Kong Stock Exchange.

For the year ended July 31, 2017, we successfully helped three Chinese clients go public in the U.S, and for the year ended July 31, 2018, we entered into consulting service agreements with 12 companies. For the year ended July 31, 2019, we provided consulting services to five companies, among which two companies aimed to go public in the U.S. through IPOs and the remaining three clients aimed to go public through reverse mergers. The decrease in the number of customers in fiscal year 2019 was affected by the uncertainties arising from the trade disputes between China and the United States, which negatively impacted customers’ confidence to go public through IPOs in the United States. Our total revenue amounted to $3,078,758, $5,307,891, and $3,635,371 for the years ended July 31, 2019, 2018, and 2017, respectively. Revenue generated from our consulting services accounted for 100.0%, 98.6%, and 95.4% of our total revenue, while revenue from customer’s initial registration fee accounted for 0.0%, 1.4%, and 4.6% of our total revenue, for the years ended July 31, 2019, 2018, and 2017, respectively.

	For the years ended July 31,
	2019		2018		2017
	Amount	% of total revenue	Amount	% of total revenue	Amount	% of total revenue
Revenue from consulting services	$3,078,758	100.0%	$5,236,196	98.6%	$3,469,224	95.4%
Revenue from customer's initial registration fee	-	0.0%	71,695	1.4%	166,147	4.6%
Total revenue	$3,078,758	100.0%	$5,307,891	100.0%	$3,635,371	100.0%

In order to expand our consulting business and diversify our revenue sources, in August 2018, we made the strategic decision to launch our AT Consulting Center, which offers financial consulting and advisory services to enterprises, government entities, and individuals. In September 2018, we also acquired a financial and news platform CNNM (www.chinacnnm.com) with approximately 10 million registered users. We plan to use CNNM as a platform to market our consulting services to potential clients, as well as help our clients distribute corporate news and worldwide press releases.

Key Factors that Affect Operating Results

We believe the following key factors may affect our financial condition and results of operations:

The trade disputes between China and the United States has negatively impacted our business.

During the past two years, the U.S. government has, among other actions, imposed new or higher tariffs on specified products imported from China to penalize China for what it characterizes as unfair trade practices and China has responded by imposing new or higher tariffs on specified products imported from the United States. The uncertainties arising from the trade disputes between China and the United States negatively impacted our potential customers’ confidence to go public through IPOs in the United States in fiscal year 2019. As a result, both the number of our new going public consulting service customers and our going public consulting service revenue decreased in fiscal year 2019.

Our business success depends on our ability to acquire customers effectively.

Our ability to increase our revenue largely depends on our ability to attract and engage potential customers. Our sales and marketing efforts include those related to customer acquisition and retention, and general marketing. We intend to continue to dedicate significant resources to our sales and marketing efforts and constantly seek to improve the effectiveness of these efforts to grow our revenues.

Our customer acquisition channels primarily include our sales and marketing campaigns and existing customer referrals. In order to acquire customers, we have made significant efforts in building mutually beneficial long-term relationships with local government, academic institutions, and local business associations. In addition, we also market our consulting services through social media, such as WeChat or Weibo. If any of our current customer acquisition channels becomes less effective, if we are unable to continue to use any of these channels or if we are not successful in using new channels, we may not be able to attract new customers in a cost-effective manner or convert potential customers into active customers or even lose our existing customers to our competitors. To the extent that our current customer acquisition and retention efforts become less effective, our service revenue may be significantly impacted, which would have a significant adverse effect on our revenues, financial condition, and results of operations.

Our consulting business faces strong market competition.

We are currently facing intense market competition. Some of our current or potential competitors have significantly more financial, technical, marketing, and other resources than we do and may be able to devote greater resources to the development, promotion, and support of their customer acquisition and retention channels. In light of the low barriers to entry in the financial consulting industry, we expect more players to enter this market and increase the level of competition. Our ability to differentiate our services from other competitors will have significant impact on our business growth in the future.

Changes in PRC regulatory environment may impact our business and results of operations.

The regulatory environment for the financial consulting industry in China is evolving. Recently, many local governments have established various subsidization schemes and policies to stimulate and encourage local business enterprises to go public, and this may stimulate the growth of more financial consulting firms to become new players given the low barrier of entry into the financial consulting industry as well. As more players enter into the competition, PRC governmental authorities may publish and promulgate various new laws and rules to regulate the financial consulting marketplace. We have been closely tracking the development and implementation of new rules and regulations likely to affect us. We will continue to ensure timely compliance with any new rules and regulations and believe that such timely compliance is essential to our growth. To the extent that we may be required to adapt our operations to new laws and regulations, our operating costs may increase which will impact our profitability.

Our business depends on our ability to attract and retain key personnel.

We rely heavily on the expertise and leadership of our directors and officers to maintain our core competence. Under their leadership, we have been able to achieve rapid expansion and significant growth since our inception in 2015. As our business scope increases, we expect to continue to invest significant resources in hiring and retaining a deep talent pool of financial consultancy professionals. Our ability to sustain our growth will depend on our ability to attract qualified personnel and retain our current staff.

A. Operating Results

Comparison of Operation Results for the Years Ended July 31, 2019 and 2018

The following table summarizes the results of our operations for the years ended July 31, 2019 and 2018, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	Year ended		Year ended
	July 31, 2019		July 31, 2018
	Amount	As % of Total revenue	Amount	As % of Total revenue	Amount Increase (Decrease)	Percentage Increase (Decrease)
Revenue	$3,078,758	100.0%	$5,307,891	100.0%	$(2,229,133)	(42.0)%
Operating expenses
Selling expenses	1,096,195	35.6%	1,773,159	33.4%	(676,964)	(38.2)%
General and administrative expenses	1,310,959	42.6%	807,053	15.2%	503,906	62.4%
Total operating expenses	2,407,154	78.2%	2,580,212	48.6%	(173,058)	(6.7)%
Income from operations	671,604	21.8%	2,727,679	51.4%	(2,056,075)	(75.4)%
Other income (expense)
Interest income	1,994	0.1%	16,303	0.3%	(14,309)	(87.8)%
Other income (expense)	32,452	1.1%	(80,283)	(1.5)%	112,735	(140.4)%
Total other income (expense), net	34,446	1.1%	(63,980)	(1.2)%	98,426	(153.8)%
Income before income taxes	706,050	22.9%	2,663,699	50.2%	(1,957,649)	(73.5)%
Provision for income taxes	276,823	9.0%	716,816	13.5%	(439,993)	(61.4)%
Net income	$429,227	13.9%	$1,946,883	36.7%	$(1,517,656)	(78.0)%

Revenues. Our total revenue decreased by $2,229,133, or 42.0%, to $3,078,758 for the fiscal year ended July 31, 2019, from $5,307,891 for the fiscal year ended July 31, 2018. Revenue from consulting services accounted for 100.0% and 98.6% of our total revenue, while revenue from registration fees accounted for 0.0% and 1.4% of our total revenue, for the years ended July 31, 2019 and 2018, respectively.

	For the years ended July 31,
	2019		2018		Changes
	Amount	% of total revenue	Amount	% of total revenue	Amount	%
Revenue from consulting services	$3,078,758	100.0%	$5,236,196	98.6%	$(2,157,438)	(41.2)%
Revenue from customer's initial registration fee	-	0.0%	71,695	1.4%	(71,695)	(100.0)%
Total revenue	$3,078,758	100.0%	$5,307,891	100.0%	$(2,229,133)	(42.0)%

Revenue from consulting services decreased by $2,157,438, or 41.2%, from $5,236,196 in fiscal year 2018, to $3,078,758 in fiscal year 2019, primarily attributable to decreased going public consulting services provided to customers during fiscal year 2019, as compared to fiscal year 2018. The total number of customers engaged us for going public consulting services decreased from 12 in fiscal year 2018, to five in fiscal year 2019. In fiscal year 2018, we focused on providing consulting services to customers to help them go public through reverse merger transactions, such services include pre-listing knowledge education and tutoring, due diligence, market information analysis and business plan drafting, shell company identification, and reverse merger transaction assistance. In contrast, since August 2018, we started to provide consulting services to customers going public through an IPO, which normally takes us a longer time to select customers, check their backgrounds, and negotiate consulting services, and we are also required to provide more extensive consulting services to qualified IPO customers, including but not limited to due diligence, market information collection and analysis, business planning, pre-listing education and tutoring, legal structure re-organization advisory services, auditing and legal firms recommendation, investors referral and pre-listing financing coordination, as well as follow-up services. In addition, the uncertainties arising from the trade disputes between China and the United States also negatively impacted customers’ confidence to go public through IPOs in the United States. As a result, our consulting service revenue decreased as we only provided going public consulting services to five customers in fiscal year 2019, including two customers for IPO consulting services and three customers for reverse merger transactions.

We charge our new customers an initial non-refundable registration fee for account setup before we post their information and profiles on our website, at which point, we recognize such registration fee as revenue. We do not charge our customers additional profile maintenance fees after the initial posting is completed as limited efforts are required for us to maintain such information on an on-going basis. Registration fee decreased by $71,695, or 100.0%, when comparing fiscal year 2019 to fiscal year 2018 because we did not sign on any new customer in fiscal year 2019, as compared to four new customers in fiscal year 2018.

Although our revenue decreased during fiscal year 2019, as compared to fiscal year 2018, we are planning to establish new branch offices in Hong Kong and the United States to increase our exposure, and we also plan to hire more specialized and talented employees in order to provide better services to our customers in the future. We believe our competitive strengths, including but not limited to, highly qualified professional service team with extensive experience in going public and financial consulting services, recognition and reputation of our services achieved from our previous success helping our clients going public, established long-term professional relationships with a group of well-known third-party professional providers both domestically and in the U.S, and established long-term cooperation relationships with local chambers of commerce and associations, will continue to help us develop more customers for our consulting services to generate increased revenue in the future.

Expenses

	Years ended July 31,				Changes	Changes
	2019($)	2019(%)	2018($)	2018(%)	($)	(%)
Selling expenses	$1,096,195	45.5	1,773,159	68.7	(676,964)	(38.2)%
General and administrative expenses	1,310,959	54.5	807,053	31.3	503,906	62.4%
Total operating expenses	$2,407,154	100.0	2,580,212	100.0	(173,058)	(6.7)%

Selling expenses. Selling expenses decreased by $676,964, or 38.2%, from $1,773,159 in fiscal year 2018 to $1,096,195 in fiscal year 2019. The decrease in our selling expenses was primarily due to reduced use of third-party providers as we continue hiring and retaining more qualified and competent employees in fiscal year 2019; this enabled us to bring more services in house and to save the outsourcing costs by $924,218 from $1,465,831 in fiscal year 2018 to $541,612 in fiscal year 2019. The decrease in our selling expenses was offset by an increase in salary and employee welfare expenses by approximately $226,189 because we hired more sales personnel to promote business development. In fiscal year 2018, we initiated more marketing and promotional campaigns and seminars in order to attract and educate potential enterprise customers, and accordingly, we incurred substantial related expenses. In fiscal year 2019, with a greater reputation on the market, our promotional campaigns related expenditures were reduced accordingly. As a percentage of sales, our selling expenses were 35.6% and 33.4% of our total revenues for the years ended July 31, 2019 and 2018, respectively.

We expect our overall sales and marketing expenses, including but not limited to, brand promotion, salary, incentive, and servicing expense, will continue to increase in the foreseeable future as and if our business further grows.

General and administrative expenses. Our general and administrative expenses increased by $503,906, or 62.4%, from $807,053 in fiscal year 2018 to $1,310,959 in fiscal year 2019. The increase was mainly due to increased office lease expenses by approximately $114,859, increased office expense by approximately $96,177, increased bad debt reserve by approximately $65,790, and increased professional fees by approximately $212,329 such as auditing fees, investor relations fees, legal counsel fees, capital market advisory fees as well as secretary company services fees. As a percentage of sales, our general and administrative expenses were 42.6% and 15.2% of our total revenues for the years ended July 31, 2019 and 2018, respectively.

We expect our general and administrative expenses, including, but not limited to, salaries and business consulting, to continue to increase in the foreseeable future, as our business further grows. We expect our rental expenses to remain consistent unless we need to further expand our administrative office due to lack of office spaces. We expect our professional fees for legal, audit, and advisory services will increase as we have become a public company.

Interest income. Our interest income decreased by $14,309 from $16,303 in fiscal year 2018 to $1,994 in fiscal year 2019. From February to July 2018, we advanced a short-term loan of $2,750,078 (RMB18,743,157) to a third-party company, Jinqisheng Technology Co., Ltd. with an interest rate of 5% per annum. The related interest income had been accrued for the fiscal year ended July 31, 2018. The loan was repaid in full in July 2018, which led to our decreased interest income in fiscal year 2019.

Other income (expense). Other income primarily includes interest income, tax refund from local government authorities, and subsequent bad debt collection after write-off provision. Our other income increased by $112,735 from other expense of $80,283 in fiscal year 2018 to other income of $32,452 in fiscal year 2019. In fiscal year 2018, we sold the subsidiary of Qianhai, Asia Era Fund and recorded a disposal loss of $79,994 (RMB520,000). In fiscal year 2019, we received payment of $38,285 from Asia Era Fund after the 2018 write-off provision, which had been recorded as non-operating income for fiscal year 2019.

Income taxes. Our parent company ATIF was incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, ATIF is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

ATIF HK is subject to Hong Kong profits tax at a rate of 16.5%. However, it did not have any assessable profits arising in or derived from Hong Kong for the fiscal years ended July 31, 2019 and 2018, and accordingly no provision for Hong Kong profits tax had been made in these periods.

Huaya and Qianhai were incorporated in the PRC. Under the Income Tax Laws of the PRC, Huaya is subject to income tax at a rate of 10% under the preferential tax treatment to Smaller-scale Taxpayers, and Qianhai is subject to the standard unified income tax at a rate of 25%.

Income tax expense decreased by $439,993, or 61.4%, from $716,816 in fiscal year 2018, to $276,823 in fiscal year 2019. The decrease was mainly due to decreased taxable income in fiscal year 2019.

Net Income. Net income was $429,227 for the year ended July 31, 2019, a decrease of $1,517,656 from $1,946,883 in fiscal year 2018. The decrease in net income was the result of decreased revenue and gross profit, and increased general and administrative expenses as discussed above.

Comparison of Operation Results for the Years Ended July 31, 2018 and 2017

The following table summarizes the results of our operations for the years ended July 31, 2018 and 2017, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	Year ended July 31, 2018		Year ended July 31, 2017
	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Revenue	$5,307,891	100.0%	$3,635,371	100.0%	$1,672,520	46.0%
Operating expenses
Selling expenses	1,773,159	33.4%	2,301,567	63.3%	(528,408)	(23.0)%
General and administrative expenses	807,053	15.2%	408,739	11.2%	398,314	97.4%
Total operating expenses	2,580,212	48.6%	2,710,306	74.6%	(130,094)	(4.8)%
Income from operations	2,727,679	51.4%	925,065	25.4%	1,802,614	194.9%
Other income (expense)
Interest income	16,303	0.3%	469	0.0%	15,834	3376.1%
Other expense	(80,283)	(1.5)%	(67,549)	(1.9)%	(12,734)	18.9%
Total other expense, net	(63,980)	(1.2)%	(67,080)	(1.8)%	3,100	(4.6)%
Income before income taxes	2,663,699	50.2%	857,985	23.6%	1,805,714	210.5%
Provision for income taxes	716,816	13.5%	217,025	6.0%	499,791	230.3%
Net income	$1,946,883	36.7%	$640,960	17.6%	$1,305,923	203.7%

Revenues. Our revenue increased by $1,672,520, or 46.0%, from $3,635,371 in fiscal year 2017 to $5,307,891 in fiscal year 2018, primarily due to increased going public consulting services provided to customers during fiscal year 2018. In fiscal year 2017, we only provided such consulting services to three customers for pre-listing knowledge education and tutoring, due diligence, market information analysis and business plan drafting, shell company identification, and reverse merger transaction assistance. In contrast, we provided more extensive consulting services to 12 customers in fiscal year 2018, including but not limited to due diligence, market information collection and analysis, business planning, pre-listing education and tutoring, legal structure re-organization advisory services, shell company identification and recommendation, auditing and legal firms recommendation, investors referral and pre-listing financing coordination as well as follow-up services. Through these comprehensive consulting services provided to customers, we enhanced our public awareness and acquired more customers in fiscal year 2018. Our revenue increased accordingly as we successfully rendered more consulting services to our customers in fiscal year 2018.

We charge our new customers an initial non-refundable registration fee for account setup before we post their information and profiles on our website, at which point, we recognize such registration fee as revenue. We do not charge our customers additional profile maintenance fees after the initial posting is completed as limited efforts are required for us to maintain such information on an on-going basis. Registration fee decreased by $94,452, or 56.8%, when comparing fiscal year 2018 to fiscal year 2017 because we only signed on four new customers in 2018 as compared to seven new customers in 2017.

In fiscal year 2017, we successfully helped three customers become public companies in the United States through reverse merger transactions. The service fees charged to these customers were higher in fiscal year 2017 than the fees we currently charge because we lacked internal resources to provide legal and accounting advisory services and had limited shell company identification channel. As a result, we had to outsource some of the services to third-party service providers to assist us in providing the consulting services we promised to our customers. As we accumulated more experience and hired more qualified employees in fiscal year 2018, we had brought many outsourced services in house to save costs, and also more customers elected to go public through an IPO as opposed to a reverse merger; accordingly, we lowered the service fees charged to our customers in fiscal year 2018, and provided going public consulting services to 12 customers in fiscal year 2018.

Although the average service fees decreased by approximately $0.73 million when comparing fiscal year 2018 to fiscal year 2017, the total number of customers increased from 3 customers in fiscal year 2017 to 12 customers in fiscal year 2018 and our overall revenue in fiscal year 2018 increased by $1.67 million, or 46.0%, as compared to fiscal year 2017.

Expenses

	Years ended July 31,				Changes	Changes
	2018($)	2018(%)	2017($)	2017(%)	($)	(%)
Selling expenses	$1,773,159	68.7	2,301,567	84.9	(528,408)	(23.0)%
General and administrative expenses	807,053	31.3	408,739	15.1	398,314	97.4%
Total operating expenses	$2,580,212	100.0	2,710,306	100.0	(130,094)	(4.8)%

Selling expenses. Our selling expenses decreased by $528,408, or 23.0%, from $2,301,567 in fiscal year 2017 to $1,773,159 in fiscal year 2018. Our selling expenses decreased primarily because we reduced our use of third-party providers as we hired and retained more qualified and competent employees in fiscal year 2018; this enabled us to bring more services in house and to save costs by approximately $496,386 as compared to fiscal year 2017. In addition, the decrease in our selling expenses was attributable to an approximate $48,025 decrease in business conference, travel, and meal expenses in fiscal year 2018 as compared to fiscal year 2017. In fiscal year 2017, we initiated more marketing and promotional campaigns and seminars in order to attract and educate potential enterprise customers, and accordingly, we incurred substantial related expenses. In fiscal year 2018, with a greater reputation on the market, our promotional campaigns related expenditures were reduced accordingly.

General and administrative expenses. Our general and administrative expenses increased by $398,314, or 97.4%, from $408,739 in fiscal year 2017 to $807,053 in fiscal year 2018. Such an increase in fiscal year 2018 was largely due to IPO audit fees of $200,000, and increased office lease expenses by $180,616 for a larger office space leased to meet our business expansion demand. We expect our general and administrative expenses, including, but not limited to, salaries and business consulting, to continue to increase in the foreseeable future, as our business further grows. We expect our rental expenses to remain consistent unless we need to further expand our administrative office due to lack of office spaces. We expect our professional fees for legal, audit, and advisory services to increase as we become a public company upon the completion of this offering.

Interest income. Our interest income increased by $15,834 from only $469 in fiscal year 2017 to $16,303 in fiscal year 2018. From February to July 2018, we advanced a short-term loan of $2,750,078 (RMB18,743,157) to a third-party company, Jinqisheng Technology Co., Ltd. with interest rate of 5% per annum. The related interest income of $15,536 had been accrued for the fiscal year ended July 31, 2018. This led to our increased interest income in fiscal year 2018.

Income taxes. Our parent company ATIF was incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, ATIF is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

ATIF HK is subject to Hong Kong profits tax at a rate of 16.5%. However, it did not have any assessable profits arising in or derived from Hong Kong for the fiscal years ended July 31, 2018 and 2017, and accordingly no provision for Hong Kong profits tax has been made in these periods.

Huaya and Qianhai were incorporated in the PRC. Under the Income Tax Laws of the PRC, these companies are subject to income tax at a rate of 25%.

Our income tax expense increased by $499,791 when comparing fiscal year 2018 to 2017, primarily due to increased revenue and taxable income in fiscal year 2018.

Net Income. As a result of the foregoing, we reported a net income of $1,946,883 for the fiscal year ended July 31, 2018, compared to a net income of $640,960 for the fiscal year ended July 31, 2017.

B. Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations, working capital loans from our major shareholders, and proceeds from our initial public offering. We plan to support our future operations primarily from cash generated from our operations and cash on hand.

As of July 31, 2019, we had $6,459,702 cash and cash equivalents compared to $72,965 as of July 31, 2018. We also had $1,472,258 accounts receivable from three customers for consulting services rendered. We collected approximately $0.2 million, or 14%, of such accounts receivable subsequently during the August to October 2019 period and expect to substantially collect the remaining accounts receivable within the next few months if these three customers close their IPO transactions before March 31, 2020. As of July 31, 2019, we also had deferred revenue of $415,392 derived from customer deposits for consulting services. Such amount will be recognized as revenue as our consulting services are gradually provided.

As of July 31, 2019, we had positive working capital of  approximately $9.4 million. Our working capital requirements are influenced by the level of our operations, the numerical volume and dollar value of our sales contracts, the progress of execution on our customer contracts, and the timing of accounts receivable collections.

We believe that our current cash and cash flows provided by operating activities, loans from our principal shareholders, and the net proceeds from our IPO will be sufficient to meet our working capital needs in the next 12 months. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we determine to accelerate our growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

Substantially all of our operations are conducted in China and all of our revenue, expenses, cash, and cash equivalents are denominated in RMB. Due to the PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars, we may have difficulty distributing any dividends outside of China.

We have not declared nor paid any cash dividends to our shareholders. We do not plan to pay any dividends out of our restricted net assets as of July 31, 2019.

We have limited financial obligations denominated in U.S. dollars, thus the foreign currency restrictions and regulations in the PRC on the dividends distribution will not have a material impact on our liquidity, financial condition, and results of operations.

The following table sets forth summary of our cash flows for the years indicated:

	For the Years Ended July 31,
	2019	2018	2017
Net cash (used in) provided by operating activities	$(3,018,838)	$2,036,439	$153,718
Net cash provided by (used in) investing activities	739,084	(2,898,916)	(20,483)
Net cash provided by financing activities	8,741,487	755,139	-
Effect of exchange rate change on cash	(74,996)	35,490	1,703
Net increase (decrease) in cash	6,386,737	(71,848)	134,938
Cash, beginning of year	72,965	144,813	9,875
Cash, end of year	$6,459,702	$72,965	$144,813

Operating Activities

Net cash used in operating activities was $3,018,838 in fiscal year 2019, primarily including the following:

(1)	net income of $429,227 generated from providing consulting services to our customers.
(2)	Our accounts receivable increased by $1,411,180, because in fiscal year 2019, we focused on providing IPO related consulting services to customers. Given the longer duration of the IPO process, we extended the credit terms to customers, which led to increased accounts receivable balance as of July 31, 2019. As of July 31, 2019, most of our accounts receivable are aged below one year. Two customers are in the process of their IPO fund raising and have promised to pay upon closing of their IPO. Subsequently during August to October 2019 period, we had collected approximately $0.2 million, or 14%, of our accounts receivable from our customers and we expect to fully collect the remaining amount within the next few months.
(3)	Our prepaid expenses and other current assets increased by $1,686,683. the increase in our prepaid expenses and other current assets balance was due to the following reasons: (i) In January 2019, we signed a contract with Honest Smart Holdings Limited (“HSHL”) and engaged HSHL to help identify and refer potential new customers to us for consulting services, and also help these customers to resolve their capital funding demand. As a result, we prepaid approximately $0.73 million (RMB5 million) to HSHL for these consulting services, and such prepaid consulting expense is amortized over the contracted service period from January 2019 to June 30, 2020; (ii) In late July 2019, we signed another consulting service agreement with Achievable Wisdom Limited (“AWL”) and engaged AWL to provide consulting services such as oversea capital market information collection, market research and investigation, and shell company search. Total consulting service fee amounted to approximately $421,580 (HK$3.3 million), and such prepaid consulting expenses is amortized over the contracted service period from July 2019 to November 2019; (iii) In June 2019, we signed a service contract with Shenzhen Hubao Media Company (“Hubao”) and engaged Hubao to produce media films to advertise our brand name and business. We prepaid approximately $400,895 (RMB2.76 million) for such advertising services. Subsequently in August 2019, we terminated the service agreement with Hubao and the prepaid advertising service fee of $400,895 has been fully collected back; and (iv) In May 2019, we signed a contract with a vendor China Artificial Intelligence Co., Ltd. (“CAIC”) and engaged CAIC to design a stock trading platform for us in order to improve our future business service process and enhance our competitiveness in the market. We prepaid $180,000 to CAIC for the stock trading platform development. CAIC expects to deliver the platform to us before March 31, 2020. The overall increase in our prepaid expenses and other current assets balance reflected the above combined factors.
(4)	Our taxes payable decreased by $185,246 due to decreased taxable income.

Net cash provided by operating activities amounted to $2,036,439 for the fiscal year ended July 31, 2018, including net income of $1,946,883 generated from providing consulting services to our customers. In addition, our accounts payable decreased by $571,121 because we had decreased outsourcing arrangements in the fiscal year 2018. Our taxes payable also increased by $688,781 due to our increased taxable income in the fiscal year 2018. Our deferred revenue decreased by $472,721 because some of the cash deposits we received in the fiscal year 2017 from customers for our going public consulting services and other services had been rendered in the fiscal year 2018. The overall increase in our cash flow from operating activities reflected the above combined factors.

Net cash provided in operating activities amounted to $153,718 for the fiscal year ended July 31, 2017, including our net operating income of  $640,960 as adjusted by an increase in prepaid expenses and other current assets by $386,018, and a decrease in accounts payable by $311,355, which was offset by an increase in tax payable by $204,423.

Investing Activities

Net cash provided by investing activities was $739,084 in fiscal year 2019, as compared to net cash used in investing activities of $2,898,916 in fiscal year 2018, primarily includes the following:

(1)	Purchase of property and equipment of $20,762;
(2)	Purchase of intangible assets of $458,100, because in September 2018, in order to diversify our business and revenue source, we entered into a purchase agreement with Shenzhen Shangyuan Electronic Commerce Co., Ltd. (“Shangyuan”) to acquire a financial and news media platform www.chinacnnm.com from Shangyuan, for a total cash consideration of approximately $0.46 million (or RMB3 million). We acquired only the financial and news platform/website from Shangyuan, not the equity interest of Shangyuan. Thus, we determined that the acquisition constituted as an acquisition of assets for financial statement purposes, rather than an acquisition of a business.
(3)	Prepayment to vendor for fixed assets purchase of $247,534. In July 2019, we purchased a used Bentley car from a seller S.H.WATCH CASE & PAPTS MANUFACTURER LTD with a total purchase price of approximately $310,436 (HK$ 2.43 million). We prepaid $248,349 (HK$1.94 million) to the seller as of July 31, 2019, and will make the remaining payment when the vehicle title and license are transferred to us. Subsequently in November 2019, we obtained the vehicle title and license, and the prepayment has been reclassified as our fixed assets;
(4)	A collection of loans receivable from third-party of $2,741,430. In prior years, we advanced a short-term loans to a third-party company, Jinqisheng Technology Co., Ltd., to generate interest income at an interest rate of 5% per annum. We fully collected this loan receivable in August 2018.

(5)	An increase in investment deposit on life insurance contract of $1,275,950. On July 29, 2019, we made an investment deposit of $1,277,514 (HK$10 million) with Manulife (International) Limited (“Manulife”) in order to purchase a long-term life insurance investment instrument from Manulife to earn interest income, with ATIF Limited as the insurance beneficiary. We expect to hold this investment for five years in order to avoid surrender charge. Early redemption fee applies to subscription less than five years. The insurance company Manulife will invest the funds in certain portfolio of financial instruments, including money market funds, private fund, bonds or mutual funds, with variable rates of return on the investment. Historically, the rates of return on similar investments with Manulife ranged from 8.69% to 11.49%, with an average of 9.48% per annum. Interest income is to be paid to us on a monthly basis. The interest earned will be recognized in the consolidated statements of income and comprehensive income over the contractual term of this investment, unless we elect to early terminate the contract. The life insurance policy subsequently became effective on August 3, 2019, and the investment of $1,277,514 represents the carrying amount (surrender value) of the contract if it is to be terminated by us.

Net cash used in investing activities amounted to $2,898,916 for the fiscal year ended July 31, 2018, including purchases of property and equipment of  $26,765, an increase in loans receivable of  $2,872,151 because we advanced a short-term loan to a third-party company, Jinqisheng Technology Co., Ltd., to generate interest income at an interest rate of 5% per annum. We fully collected this loan receivable in August 2018.

Net cash used in investing activities amounted to $20,483 for the fiscal year ended July 31, 2017, which included purchases of property and equipment of $14,965 and an increase in loans receivable of $5,518.

Financing Activities

Net cash provided by financing activities was $8,741,487 in fiscal year 2019, which was mainly the net proceeds of $8,772,754 from our IPO, offset by repayment of related borrowing of $31,267.

Net cash provided by financing activities amounted to $755,139 for the fiscal year ended July 31, 2018, representing proceeds from capital contributions from our shareholders to meet the paid in capital requirement of Qianhai during fiscal year 2018.

There was no cash provided by or used in financing activities for the fiscal year ended July 31, 2017.

C. Research and Development, Patents and Licenses, etc.

Research and Development

None.

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended July 31, 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that are reasonably likely to cause the disclosed information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the years ended July 31, 2019 and 2018, that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

F. Tabular Disclosure of Contractual Obligations

We lease office space under non-cancellable operating lease arrangements. Operating lease expense amounted to $515,010, $400,151, and $219,536 for the years ended July 31, 2019, 2018, and 2017, respectively.

Future minimum lease payments under non-cancelable operating leases are as follows as of July 31, 2019:

12 months ending July 31,	Lease payments
2020	$656,330
2021	658,806
2022	274,241
2023	4,928
Total	$1,594,305

G. Safe Harbor

This annual report contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

•	our ability to execute our growth and expansion, including our ability to meet our goals;

•	current and future economic and political conditions;

•	our ability to compete in an industry with low barriers to entry;

•	our ability to continue to operate through our VIE structure;

•	our capital requirements and our ability to raise any additional financing which we may require;

•	our ability to attract new clients, and further enhance our brand recognition;

•	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

•	trends and competition in the financial consulting services industry; and

•	other assumptions described in this annual report underlying or relating to any forward-looking statements.

You should thoroughly read this annual report and the documents that we refer to in this annual report with the understanding that our actual results in the future may be materially different from or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely affect our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

The forward-looking statements made in this annual report relate only to events or information as of the date on which these statements are made in this annual report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this annual report. You should not rely upon forward-looking statements as predictions of future events.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is Room 3803, Dachong International Centre, 39 Tonggu Road, Nanshan district, Shenzhen, China.

Name	Age	Position(s)
Qiuli Wang	45	President and Chairman and Director
Jun Liu	43	Chief Executive Officer and Director
Fang Cheng	56	Chief Financial Officer
Kwong Sang Liu	57	Independent Director
Yongyuan Chen	56	Independent Director
Longdley Zephirin	48	Independent Director

The following is a brief biography of each of our executive officers and directors:

Ms. Qiuli Wang has been our president and chairman of the Board since July 2018. Ms. Wang served as our CEO from November 2018 to June 2019. Ms. Wang served as the CEO of Shenzhen Haorong Guarantee Ltd. from January 2010 to June 2018. From May 2007 to December 2009, Ms. Wang served as the VP at Shenzhen Morgan Network Technology Ltd. She graduated from the Shaanxi University of Technology. As a successful entrepreneur, she jointly founded B2B.cn, an E-commerce group and within six years grew it into one of the top ten network marketing companies in China at that time, with 12 branches and nearly 2,000 employees. Ms. Wang received her Senior College degree in Industrial Automation from Shanxi University of Technology in 1996.

Mr. Jun Liu has been our CEO and director since June 2019. Mr. Liu has served as the President and Director of Asian Equity Exchange Group Co., Ltd., a subsidiary of a U.S. public company Asia Equity Exchange Group, Inc. (“AEEX”), since November 2015. Mr. Liu served as the Chairman of the Board of Directors, President, and CEO of AEEX from July 2015 to September 2017, and the Chief Financial Officer of AEEX from December 2015 to July 2016. Previously, Mr. Liu founded Shenzhen Hubao Brother TV Co., Ltd. in November 2011 and was responsible for the company’s operations until June 2015. From May 2008 to December 2009, he served as the Chairman and President of Morgan Networks, an online shopping center in China. In December 2001, he founded an e-commerce company called the B2B.cn Group and served as Chairman and President and was responsible for company management and development planning until December 2007. During his six years in office, the B2B.cn Group developed into one of China’s ten largest e-commerce companies with 12 branches and 2,000 employees. From December 2000 to December 2001, he served as the head of marketing for the South China Branch of Alibaba. From February 2000 to December 2000, he served as the Vice President and President, successively, of the ZhongHua United Network. Mr. Liu received his Ph.D. in International Finance from Camden University U.S.A. in 2015 and his Senior College degree in Applied Physics from the Harbin Institute of Technology in 1998.

Ms. Fang Cheng has been our Chief Financial Officer (“CFO”) since September 2018. Ms. Cheng has also served as the CFO of Qianhai Asia Era (Shenzhen) International Financial Services Co., Ltd. since November 2015. From July 1984 to October 2015, Ms. Cheng served as the Chief Accountant of China Railway Zhuzhou Bridge Co., Ltd. She graduated from Correspondence College of Central Party School with a bachelor's degree in Economic Management in 1997 and has a strong understanding of international accounting and tax policies.

Mr. Kwong Sang Liu has served as our independent director since April 2019. Since May 1997, Mr. Liu has managed K.S. Liu & Company, CPA Limited, a company he founded. Mr. Liu is a practicing accountant in Hong Kong for over 20 years specializing in audit, taxation, and corporate financial advisory. He is currently a non-executive director in a number of Hong Kong Stock Exchange listed companies. Mr. Liu graduated with honors from the Hong Kong Polytechnic University with a bachelor’s degree in Accountancy in 1997 and obtained a Master of Business Administration degree from the University of Lincoln, England in 2002. He is a certified tax advisor and fellow member of the Institute of Chartered Accountants in England and Wales, the Association of Chartered Certified Accountants, the Institute of Financial Accountants of the United Kingdom, the Institute of Certified Public Accountants of Australia, the Institute of Certified Public Accountants of Hong Kong, the Taxation Institute of Hong Kong, and the Society of Registered Financial Planners.

Mr. Yongyuan Chen has served as our independent director since April 2019. Mr. Chen is a practicing lawyer in China and Australia for over 20 years. He is currently the director of China Commercial Law Co. Australia Pty Limited specializing in foreign investment, merger, and acquisition and intellectual property laws. He received a bachelor’s degree in international law from Jilin University of China in 1986, a Master’s degree in international economic law from Renmin University of China in 1988, and a Doctor’s degree in law from the University of Sydney in 2002. Mr. Chen is a member of the Pacific Rim Bar Association and All-China Law Society, a legal assistant to the Standing Committee of the Shenzhen Municipal People’s Congress, and a member of the WTO Committee of the Shenzhen Bar Association. He formerly served as legal counsel of the Ministry of Foreign Economic Relations and Trade, China National Technology Import and Export Corporation, and chief of the Policy and Regulation Division of Shenzhen Science and Technology Bureau. From April 2011, Mr. Chen has worked as senior partner at Guangdong Huashang Law Firm, Sydney Branch. From October 2007 to April 2008, Mr. Chen worked as senior partner at the Beijing office of the UK Law Firm Lovells.

Mr. Longdley Zephirin has served as our independent director since April 2019. Mr. Zephirin was selected as the No. 1 Stock Picker by the Thomson Reuters Analyst Survey in 2010, and as a Master Stock Picker by the Wall Street Journal in 2008. Mr. Zephirin has served as the CEO and Director of Research at The Zephirin Group, Inc. since January 2014. From March 2015 to December 2016, he worked as a consultant at Barclays Wealth; from October 2006 to December 2012, he worked as an analyst consultant at Deutsche Asset Management. He received a bachelor's degree in Finance and International Law from Pace University Lubin School of Business in 1997. Mr. Zephirin was a member of the board and benefit committee of Complexions Contemporary Ballet and Wiyo Ltd.

Family Relationships

None of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

The following table sets forth certain information with respect to compensation for the fiscal year ended July 31, 2019, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded $100,000.

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total ($)
Qiuli Wang* President of ATIF	43,293	0	0	0	0	0	0	43,293

Jun Liu** CEO of ATIF	20,031	0	0	0	0	0	0	20,031

Qiang Chen*** Former CEO of ATIF and CEO of Qianhai	42,131	0	0	0	0	0	0	42,131

Fang Cheng CFO of ATIF and Qianhai	28,631	0	0	0	0	0	0	28,631

*	Qiuili Wang was appointed as our CEO on November 26, 2018, and ceased to be our CEO on June 6, 2019.

**	Jun Liu was appointed as our CEO on June 6, 2019.

***	Qiang Chen ceased to be our CEO on November 26, 2018.

Our PRC subsidiary is required by PRC laws and regulations to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment, and other statutory benefits. Our PRC subsidiary paid retirement and similar benefits for our officers and directors in the fiscal year ended July 31, 2019.

For the fiscal year ended July 31, 2019, we paid aggregate compensation and benefits of approximately $17,189 to our independent directors as a group and reimbursed them for out-of-pocket expenses incurred in connection with their attendance at meetings of the board of directors.

C. Board Practices

Pursuant to our amended and restated articles of association, the minimum number of directors shall consist of not less than one person unless otherwise determined by the shareholders in a general meeting. Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if any is held. At any annual general meeting held, our directors will be elected by a majority vote of shareholders eligible to vote at that meeting. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Controlled Company

Our president, Ms. Qiuli Wang, beneficially owns approximately 74.58% of the aggregate voting power of our outstanding ordinary shares. As a result, we are deemed a “controlled company” for the purpose of the Nasdaq listing rules and are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

•	the requirement that our director nominees be selected or recommended solely by independent directors; and

•	the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules even though we are deemed a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Board of Directors

Our board of directors consist of five directors as of the date of this annual report.

Duties of Directors

Under British Virgin Islands law, our directors owe fiduciary duties both at common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, our directors also have a duty to exercise the care, diligence and skills that a reasonable director would exercise in comparable circumstances, taking into account without limitation the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our amended and restated memorandum and articles of association or the BVI Act. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	appointing officers and determining the term of office of the officers;

•	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds, or associations as deemed advisable;

•	exercising the borrowing powers of the company and mortgaging the property of the company;

•	executing checks, promissory notes, and other negotiable instruments on behalf of the company; and

•	maintaining or registering a register of relevant charges of the company.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Kwong Sang Liu, Yongyuan Chen, and Longdley Zephirin. Kwong Sang Liu is the chairman of our audit committee. We have determined that Kwong Sang Liu, Yongyuan Chen, and Longdley Zephirin satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Kwong Sang Liu qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Kwong Sang Liu, Yongyuan Chen, and Longdley Zephirin. Longdley Zephirin is the chairman of our compensation committee. We have determined that Kwong Sang Liu, Yongyuan Chen, and Longdley Zephirin satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

•	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

•	reviewing and recommending to the board with respect to the compensation of our directors;

•	reviewing periodically and approving any long-term incentive compensation or equity plans;

•	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

•	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee currently consists of Kwong Sang Liu, Yongyuan Chen, and Longdley Zephirin. Yongyuan Chen is the chairman of our nominating and corporate governance committee. Kwong Sang Liu, Yongyuan Chen, and Longdley Zephirin satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

•	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to our board the directors to serve as members of committees;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Employment Agreements

On September 29, 2018, we entered into employment agreements with Qiuli Wang and Fang Cheng; on June 6, 2019, we entered into an employment agreement with Jun Liu. Pursuant to employment agreements, the form of which is filed as Exhibit 10.3 to our F-1 registration statement filed with the SEC on December 11, 2018, we agree to employ each of our executive officers for a specified time period, which will be renewed upon both parties’ agreement thirty days before the end of the current employment term, and payment of cash compensation and benefits became payable when we became a public reporting company in the US. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

Our employment agreement with Qiuli Wang, our President, is for a term of three years beginning on October 1, 2018, and provides for an annual salary of $87,108, the payment of which commenced when we became a public reporting company in the US. On November 26, 2018, we amended the employment agreement with Qiuli Wang to provide that she would also be acting as our CEO. On June 6, 2019, we amended our employment agreement with Qiuli Wang to clarify that she had ceased to be employed as our CEO.

Our employment agreement with Fang Cheng, our CFO, is for a term of three years beginning on October 1, 2018, and provides for an annual salary of $87,108, the payment of which commenced when we became a public reporting company in the US.

Our employment agreement with Jun Liu, our CEO, is for a term of three years beginning on June 6, 2019, and provides for an annual salary of $240,000.

D. Employees

As of July 31, 2019, we had approximately 33 full-time employees, including 30 in Shenzhen and three in Hong Kong. The table below sets forth the numbers of employees by functions as of July 31, 2019:

Function	Number of Employees	% of Total
Executive Office	3	9
Administration Department	5	15
Financial Department	4	12
Business Department	9	27
Consulting Services Department	6	18
Media Department	1	3
Technology Department	5	15
Total	33	100

There is no labor union. We believe our relations with our employees are good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this annual report.

•	each of our directors and executive officers who beneficially own our Ordinary Shares; and

•	each person known to us to own beneficially more than 5.0% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 37,074,672 Ordinary Shares outstanding as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them.

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers(1):
Qiuli Wang(2)	27,650,000	74.58%
Jun Liu	0	0%
Fang Cheng	0	0%
Kwong Sang Liu	0	0%
Yongyuna Chen	0	0%
Longdley Zephirin	0	0%

All directors and executive officers as a group (six persons):	27,650,000	74.58%

5% Shareholders(1):
Haiyun Liu(3)	2,800,000	7.55%

(1)	Unless otherwise indicated, the business address of each of the individuals is Room 3803, Dachong International Centre, 39 Tonggu Road, Nanshan District, Shenzhen, China.

(2)	Qiuli Wang, our president, beneficially owns 18,550,000 Ordinary Shares through her 100% ownership of Tianzhen Investment Limited, which owns 50.03% of our Ordinary Shares, and 9,100,000 shares through a proxy agreement entered with Eno Group Limited, which owns 24.55% of our Ordinary Shares.

(3)	Haiyun Liu beneficially owns 2,800,000 Ordinary Shares through her 100% equity ownership in Great State Investments Limited.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with WFOE, Qianhai, and Its Shareholders

We conduct our financial services business through Qianhai, a VIE entity that we control through a series of contractual arrangements between our PRC subsidiary WFOE, Qianhai and its shareholders including but not limited to our principal shareholder, Qiuli Wang. Such contractual arrangements provide us (i) the power to control Qianhai, (ii) the exposure or rights to variable returns from our involvement with Qianhai, and (iii) the ability to affect those returns through use of our power over Qianhai to affect the amount of our returns. Therefore, we control Qianhai. For a description of these contractual arrangements, see “Item 4. Information on the Company—B. Business Overview—Contractual Arrangements between WFOE and Qianhai.”

Material Transactions with Related Parties

On February 27, 2019, our pre-IPO shareholders surrendered an aggregated 15,000,000 Ordinary Shares, par value $0.001 per share, which were subsequently cancelled, for no consideration, and resulted in a reduction in our issued and outstanding shares from 50,000,000 ordinary shares, par value $0.001 per share, to 35,000,000 ordinary shares with a par value of $0.001 per share, as listed in the following table:

Number of shares prior to Surrender	Amount Paid Per Share	Number of Shares after Surrender	Amount Paid Per Share	Name of Shareholder
2,000,000	USD0.001	1,400,000	USD0.001	Ronghua Liu
26,500,000	USD0.001	18,550,300	USD0.001	Tianzhen Investments Limited
13,000,000	USD0.001	9,100,000	USD0.001	Eno Group Limited
4,000,000	USD0.001	2,800,000	USD0.001	Great State Investments Limited
2,100,000	USD0.001	1,470,000	USD0.001	Xueqing Liu
2,400,000	USD0.001	1,680,000	USD0.001	Renyan Ou
50,000,000		35,000,000

On November 2, 2018, we issued 49,950,000 Ordinary Shares to our Beneficial Owners, in private transactions, for a total consideration of  $49,950: 26,473,500 Ordinary Shares were issued to Tianzhen Investments Limited, an entity that owned 53% of our outstanding shares, and is 100% controlled by Qiuli Wang, our President and Chairman of the board of directors; 12,987,000 Ordinary Shares were issued to Eno Group Limited, an entity that owned 26% of our outstanding Shares, and is 100% controlled by our Beneficial Owner, Yanru Zhou; 3,996,000 Ordinary Shares were issued to Great State Investments Limited, an entity that owned 8% of our outstanding shares and is 100% controlled by our Beneficial Owner, Haiyun Liu; and 1,998,000 Ordinary Shares were issued to our Beneficial Owner, Ronghua Liu, who owned 98.5% equity of Qianhai, our VIE.

On August 23 and September 27, 2018, we issued 26,500 Ordinary Shares to Tianzhen Investments Limited, an entity 100% controlled by Qiuli Wang, our President and Chairman of the board of directors; and 2000 Ordinary Shares to Ronghua Liu, who owns 98.5% equity of Qianhai, our VIE.

On August 13, 2018, through a reorganization in connection with the intended IPO, Qianhai sold 45% of its equity ownership in its former wholly-owned subsidiary, Asia Era Fund, for a total price of RMB31,500 (approximately $4,586) to Yanru Zhou, who beneficially owns 13,000 shares, or 26% of our Ordinary Shares, through his 100% ownership in the equity of Eno Group Limited. Qianhai’s remaining 55% equity ownership interest in Asia Era Fund was sold to two unrelated individuals in September 2018.

Due from Related Parties

From April 2016 to October 2017, we had a plan to develop a guarantee business and accordingly advanced cash to Shenzhen Haorong Guarantee Co., Ltd. (“Haorong”), an entity controlled by our major shareholder, Ronghua Liu, in order to conduct business planning. The advance is due on demand and non-interest bearing. As of July 31, 2018, the outstanding advance was $14,966. As of August 6, 2018, the outstanding advance was $580. We substantially collected the balance from Haorong in September 2018, and there was no due from related party balance as of July 31, 2019.

Due to Related Parties

On October 25, 2015, Mr. Qiang Chen, the CEO of Qianhai, made a due-on-demand and non-interest bearing loan in the amount of RMB99,500 (approximately $14,791) to us. As of July 31, 2018, this outstanding loan payable to Mr. Chen was $14,791. As of July 31, 2019, this outstanding loan payable to Mr. Chen was $Nil.

On February 1, 2017, Mr. Qiang Chen, the CEO of Qianhai, made another due-on-demand and non-interest bearing loan in the amount of RMB100,000 (approximately $14,866) to us. As of July 31, 2018, this outstanding loan payable to Mr. Chen was $14,866. As of July 31, 2019, this outstanding loan payable to Mr. Chen was $Nil.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations, and claims incidental to the conduct of our business. We are currently engaged in an arbitration proceeding relating to a going public consulting service agreement with a former customer in the PRC. See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings” for additional information.

Dividend Policy

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Subject to the BVI Act and our amended and restated memorandum and articles of association, our board of directors may authorize declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. There is no further BVI statutory restriction on the amount of funds which may be distributed by us by dividend.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, ATIF HK.

Current PRC regulations permit our indirect PRC subsidiary to pay dividends to ATIF HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiary and VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiary and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations through the current contractual arrangements, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%. See “Item 10. Additional Information—Taxation—People’s Republic of China Taxation.”

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC entity. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, ATIF HK. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. ATIF HK intends to apply for the tax resident certificate when WFOE plans to declare and pay dividends to ATIF HK. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Ordinary Shares have been listed on the Nasdaq Capital Market since May 3, 2019, under the symbol “ATIF.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares have been listed on the Nasdaq Capital Market since May 3, 2019, under the symbol “ATIF.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association and Exhibit 3.1 contained in our registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—PRC Regulations—PRC Laws and Regulations Relating to Foreign Exchange.”

E. Taxation

British Virgin Islands Taxation

The Government of the British Virgin Islands does not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax, or withholding tax upon us or our shareholders who are not tax residents in the British Virgin Islands.

We and all distributions, interest, and other amounts paid by us to persons who are not tax residents in the British Virgin Islands will not be subject to any income, withholding, or capital gains taxes in the British Virgin Islands, with respect to our Ordinary Shares owned by them and dividends received on such shares, nor will they be subject to any estate or inheritance taxes in the British Virgin Islands.

No estate, inheritance, succession or gift tax, rate, duty, levy, or other charge is payable by persons who are not tax residents in the British Virgin Islands with respect to any of our shares, debt obligations, or other securities.

Except to the extent that we have any interest in real property in the British Virgin Islands, all instruments relating to transactions in respect of our shares, debt obligations, or other securities and all instruments relating to other transactions relating to our business are exempt from the payment of stamp duty in the British Virgin Islands.

People’s Republic of China Taxation

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

We are a holding company incorporated in the British Virgin Islands and we gain income by way of dividends paid to us from our PRC subsidiary. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property, and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although ATIF does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of ATIF and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half  (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of ATIF, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that ATIF and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. Our PRC counsel believes that it is more likely than not that we and our offshore subsidiaries would be treated as a non-resident enterprise for PRC tax purposes because they do not meet some of the conditions out lined in SAT Notice. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of this annual report. Therefore we believe that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a ‘resident enterprise’ of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Our company pays an EIT rate of 25% for WFOE. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that WFOE a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

United States Federal Income Tax Considerations

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;
•	financial institutions;
•	insurance companies;
•	regulated investment companies;
•	consulting investment trusts;
•	broker-dealers;
•	persons that elect to mark their securities to market;
•	U.S. expatriates or former long-term residents of the U.S.;
•	governments or agencies or instrumentalities thereof;
•	tax-exempt entities;
•	persons liable for alternative minimum tax;
•	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;
•	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);
•	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation; or
•	persons holding our Ordinary Shares through partnerships or other pass-through entities.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following brief description sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares and applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Share and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign, and other tax consequences to them of the purchase, ownership, and disposition of our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the British Virgin Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

•	at least 75% of its gross income for such taxable year is passive income; or
•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raised in our IPO will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in our IPO) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets, we do not expect to be treated as a PFIC under the current PFIC rules. However, we must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating Qianhai as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with Qianhai, and as a result, we are treating Qianhai as our wholly-owned subsidiary for U.S. federal income tax purposes. If we are not treated as owning Qianhai for United States federal income tax purposes, we would likely be treated as a PFIC. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our IPO. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;
•	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
•	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of  “marketable stock” (as defined below) in a PFIC may make a mark-to-market election, under Section 1296 of the US Internal Revenue Code, for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election, under Section 1295(b) of the US Internal Revenue Code, with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange, or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding, under Section 3406 of the US Internal Revenue Code with, at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statements on Form F-1 (File Number 333-228750), as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our functional currency is the RMB. Any significant revaluation of RMB against U.S. dollar may materially the value of, and any dividends payable on, our Ordinary Shares in U.S. dollars in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the PRC—Because our business is conducted in RMB and the price of our Ordinary Shares is quoted in U.S. dollars, changes in currency conversion rates may affect the value of your investments.”

Concentration Risks

For the years ended July 31, 2019, 2018 and 2017, a substantial part of our assets were located in the PRC and a substantial part of our revenues were derived from our subsidiary and VIE located in the PRC.

For the year ended July 31, 2019, three customers accounted for approximately 44.1%, 28.6%, and 18.8% of our total revenue. For the year ended July 31, 2018, two customers accounted for approximately 32.9% and 20.7% of our total revenue. For the year ended July 31, 2017, three customers accounted for approximately 34.0%, 30.8%, and 30.3% of our total revenue.

As of July 31, 2019, four customers accounted for approximately 60.7%, 14.5%, 13.7%, and 11.1% of our outstanding accounts receivable. As of July 31, 2018, one customer accounted for 100% of our outstanding accounts receivable.

Risks related to our VIE structure

We believe that the contractual arrangements with our VIE and respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the our ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•	revoke the business and operating licenses of our PRC subsidiary and VIE;
•	discontinue or restrict the operations of any related-party transactions between our PRC subsidiary and VIE;
•	limit our business expansion in China by way of entering into contractual arrangements;
•	impose fines or other requirements with which our PRC subsidiary and VIE may not be able to comply;
•	require us or our PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or
•	restrict or prohibit our use of the proceeds from the IPO to finance our business and operations in China.

Our ability to conduct its consulting services business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, we may not be able to consolidate our VIE in our consolidated financial statements as we may lose the ability to exert effective control over the VIE and its respective shareholders and we may lose the ability to receive economic benefits from our VIE. We, however, does not believe such actions would result in the liquidation or dissolution of us, our PRC subsidiary, or our VIE.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-228750) for our IPO of up to 4,000,000 Ordinary Shares, which was declared effective by the SEC on February 8, 2019. In April 2019, we completed our IPO in which we issued and sold an aggregate of 2,074,672 Ordinary Shares, at a price of $5.00 per Ordinary Share for a total offering size of approximately $10,373,360. The net proceeds raised from the IPO were $9,558,243.47 after deducting underwriting commissions and the offering expenses payable by us. Boustead Securities, LLC was the underwriter of our IPO.

We incurred approximately $1,440,680 in expenses in connection with our IPO, which included approximately $720,253 in underwriting commissions for the IPO and approximately $720,427 in other costs and expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the IPO were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

As of July 31, 2019, we have used approximately $3,624,851 of the net proceeds from our IPO, including (i) $793,609 for daily operations, (ii) $479,421 for outsourced services, (iii) $244,698 for marketing, (iv) $191,908 for IPO related expenses, (v) $180,000 for stock trading platform development; (vi) 1,452,792 for investment in financial instruments, and (vii) 282,423 for purchases of fixed assets. We intend to use the remaining net proceeds from our IPO in the manner as disclosed in our registration statement on Form F-1, as amended (File Number 333-228750).

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of July 31, 2019. Based on that evaluation, our management has concluded that, as of July 31, 2019, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized, and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Our conclusion is based on the fact that we do not have in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules. Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Kwong Sang Liu qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Kwong Sang Liu satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

We adopted a code of ethics as of the date of the filing of their Form F-1 on December 11, 2018, and filed it as exhibit 99.1 to the Form F-1.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Friedman LLP, our independent registered public accounting firm for the periods indicated.

	For the Fiscal Years Ended July 31,
	2019	2018
Audit Fees (1)	$200,000	$225,000
Audit-Related Fees	0	0
Tax Fees	0	0
All Other Fees	0	0
Total	$200,000	$225,000

(1)	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our IPO in 2019.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Friedman LLP, our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On February 27, 2019, our pre-IPO shareholders surrendered an aggregated 15,000,000 Ordinary Shares, par value $0.001 per share, which were subsequently cancelled, for no consideration, and resulted in a reduction in our issued and outstanding shares from 50,000,000 ordinary shares, par value $0.001 per share, to 35,000,000 ordinary shares with a par value of  $0.001 per share.

The following table contains our purchases of equity securities in the fiscal year ended July 31, 2019.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May yet Be Purchased Under the Plans or Programs
August 1, 2018, to August 30, 2018	15,000,000	$0	-	-
September 1, 2018, to September 30, 2018	-	-	-	-
October 1, 2018, to October 31, 2018	-	-	-	-
November 1, 2018, to November 30, 2018	-	-	-	-
December 1, 2018, to December 31, 2018	-	-	-	-
January 1, 2019, to January 31, 2019	-	-	-	-
February 1, 2019, to February 28, 2019	-	-	-	-
March 1, 2019, to March 31, 2019	-	-	-	-
April 1, 2019, to April 30, 2019	-	-	-	-
May 1, 2019, to May 31, 2019	-	-	-	-
June 1, 2019, to June 30, 2019	-	-	-	-
July 1, 2019, to July 31, 2019	-	-	-	-
TOTAL	15,000,000	$0	-	-

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

Item 16G. CORPORATE GOVERNANCE

As a British Virgin Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market corporate governance listing standards. However, Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the Nasdaq Capital Market corporate governance listing standards.

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the British Virgin Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Capital Market corporate governance listing standards.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of ATIF Holdings Limited, and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.1	Agreement of Website (CNNM) Transfer dated September 20, 2018, between ATIF HK and Shenzhen Shangyuan Electronic Commerce Ltd. (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.2	Voting Right Proxy Agreement dated September 30, 2018, between Qiuli Wang and Eno Group (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.3	Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.4	Form of Indemnification Agreement between directors and the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.5	Exclusive Service Agreement dated October 9, 2018, between WFOE and VIE (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.6	Equity Pledge Agreement dated October 9, 2018, between WFOE, Beneficial Owners, and VIE (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.7	Exclusive Call Option Agreement dated October 9, 2018, between WFOE, Beneficial Owners, and VIE (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.8	Shareholders’ Voting Rights Proxy Agreement dated October 9, 2018, between WFOE, Beneficial Owners, and VIE (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.9	Equity Transfer Agreement dated August 13, 2018, by and between WFOE and Yanru Zhou (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.10	Equity Transfer Agreement dated September 19, 2018, by and between WFOE and Zhuorong Cai (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.11	Equity Transfer Agreement dated September 19, 2018, by and between WFOE and Zehong Lai (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)

4.12		Trust Deed dated December 11, 2017, by and between Ronghua Liu and Qiuli Wang (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.13		Letter of Undertaking by Qianhai Shareholder (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.14*		English Translation of Lease Agreement dated October 31, 2019, by and between Qianhai and Shenzhen Dedian Investment Ltd.
4.15*		Lease Agreement dated October 30, 2019, by and between ATIF HK and Begin Land Limited
4.16*		Life Insurance Investment Agreement dated July 12, 2019, by and between ATIF HK and Manulife (International) Limited
8.1		List of subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21.1 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
11.1		Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
12.1*		Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*		Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1 **		Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2 **		Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101. INS*		XBRL Instance Document
101. SCH*		XBRL Taxonomy Extension Schema Document
101. CAL*		XBRL Taxonomy Calculation Linkbase Document
101. DEF*		XBRL Taxonomy Extension Definition Linkbase Document
101. LAB*		XBRL Taxonomy Extension Label Linkbase Document
101. PRE*		XBRL Taxonomy Extension Presentation Linkbase Document
	*	Filed with this annual report on Form 20-F
	**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ATIF Holdings Limited

	By:	/s/ Jun Liu
Jun Liu
Chief Executive Officer

Date: December 2, 2019

INDEX TO FINANCIAL STATEMENTS

ATIF HOLDINGS LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

ATIF Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ATIF Holdings Limited (the “Company”) as of July 31, 2019 and 2018, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended July 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended July 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2018.

New York, New York

December 2, 2019

ATIF HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

	As of July 31,
	2019	2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$6,459,702	$72,965
Accounts receivable, net	1,472,258	137,550
Due from a related party	-	14,966
Loans receivable	-	2,750,078
Prepaid expenses and other current assets	2,655,332	721,817
Total current assets	10,587,292	3,697,376

Property and equipment, net	49,029	49,378
Intangible assets, net	428,759	-
Investment deposit for life insurance contract	1,277,514	-
TOTAL ASSETS	$12,342,594	$3,746,754

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Deferred revenue	$415,392	$547,235
Taxes payable	669,069	861,683
Due to related parties	-	31,366
Accrued expenses and other current liabilities	56,928	291,679
Total current liabilities	1,141,389	1,731,963

Commitments

STOCKHOLDERS’ EQUITY
Ordinary shares, $0.001 par value, 100,0000,000 shares authorized, 37,074,672 shares and 35,000,000 shares issued and outstanding as of July 31, 2019 and 2018, respectively	37,075	35,000
Additional paid-in capital	9,492,893	720,139
Statutory reserve	355,912	278,836
Retained earnings	1,391,040	1,038,889
Accumulated other comprehensive loss	(75,715)	(58,073)
Total stockholders’ equity	11,201,205	2,014,791

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$12,342,594	$3,746,754

The accompanying notes are an integral part of these consolidated financial statements.

ATIF HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended July 31,
	2019	2018	2017
Revenues	$3,078,758	$5,307,891	$3,635,371

Operating expenses:
Selling expenses	1,096,195	1,773,159	2,301,567
General and administrative expenses	1,310,959	807,053	408,739
Total operating expenses	2,407,154	2,580,212	2,710,306

Income from operations	671,604	2,727,679	925,065

Other income (expenses):
Interest income	1,994	16,303	469
Other income (expenses), net	32,452	(80,283)	(67,549)
Total other income (expense)	34,446	(63,980)	(67,080)

Income before income taxes	706,050	2,663,699	857,985
Provision for income taxes	276,823	716,816	217,025
Net income	429,227	1,946,883	640,960

Other comprehensive income(loss):
Foreign currency translation gain (loss)	(17,642)	(113,090)	74,963
Comprehensive income	$411,585	$1,833,793	$715,923

Earnings Per share
Basic and diluted	$0.01	$0.06	$0.02

Weighted Average Shares Outstanding
Basic and diluted	35,522,931	35,000,000	35,000,000

The accompanying notes are an integral part of these consolidated financial statements.

ATIF HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED JULY 31, 2019, 2018, AND 2017

	Ordinary Share		Additional Paid in	Statutory	Retained Earnings (accumulated	Accumulated Other Comprehensive
	Shares	Amount	Capital	Reserves	deficit)	Loss	Total
Balance at July 31, 2016	35,000,000	$35,000	$-	$-	$(1,270,118)	$(19,946)	$(1,255,064)
Subscription receivable	-	-	(35,000)	-	-	-	(35,000)
Appropriation to statutory reserve	-	-	-	64,111	(64,111)	-	-
Net income for the year	-	-	-	-	640,960	-	640,960
Foreign currency translation gain	-	-	-	-	-	74,963	74,963
Balance at July 31, 2017	35,000,000	$35,000	$(35,000)	$64,111	$(693,269)	$55,017	$(574,141)
Capital contribution	-	-	755,139	-	-	-	755,139
Appropriation to statutory reserve	-	-	-	214,725	(214,725)	-	-
Net income for the year	-	-	-	-	1,946,883	-	1,946,883
Foreign currency translation loss	-	-	-	-	-	(113,090)	(113,090)
Balance at July 31, 2018	35,000,000	$35,000	$720,139	$278,836	$1,038,889	$(58,073)	$2,014,791
Proceeds from initial public offering	2,074,672	2,075	8,772,754	-	-	-	8,774,829
Appropriation to statutory reserve	-	-	-	77,076	(77,076)	-	-
Net income for the year	-	-	-	-	429,227	-	429,227
Foreign currency translation loss	-	-	-	-	-	(17,642)	(17,642)
Balance at July 31, 2019	37,074,672	$37,075	$9,492,893	$355,912	$1,391,040	$(75,715)	$11,201,205

The accompanying notes are an integral part of these consolidated financial statements.

ATIF HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended July 31,
	2019	2018	2017
Cash flows from operating activities:
Net income	$429,227	$1,946,883	$640,960
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	50,323	16,458	11,320
Change in bad debt allowance	65,790	-	-
Changes in operating assets and liabilities:
Accounts receivable	(1,411,180)	(144,202)	-
Due from a related party	14,919	(7,691)	(7,625)
Prepaid expenses and other current assets	(1,686,683)	329,750	(386,018)
Deferred revenue	(61,860)	(472,721)	(12,920)
Accounts payable	-	(571,121)	(311,355)
Taxes payable	(185,246)	688,781	204,423
Accrued expenses and other liabilities	(234,128)	250,302	14,933
Net cash (used in) provided by operating activities	(3,018,838)	2,036,439	153,718

Cash flows from investing activities:
Purchase of property and equipment	(20,762)	(26,765)	(14,965)
Purchase of intangible assets	(458,100)	-	-
Prepayment for fixed assets purchase	(247,534)	-	-
Loans to a third party	-	(2,872,151)	(5,518)
Collection of third party loans	2,741,430	-	-
Investment deposit for life insurance contract	(1,275,950)	-	-
Net cash provided by (used in) investing activities	739,084	(2,898,916)	(20,483)

Cash flows from financing activities:
Capital contribution	-	755,139	-
Net proceeds from initial public offering	8,772,754	-	-
Repayment of related party borrowings	(31,267)	-	-
Net cash provided by financing activities	8,741,487	755,139	-

Effect of exchange rate changes on cash	(74,996)	35,490	1,703
Net increase (decrease) in cash	6,386,737	(71,848)	134,938
Cash, beginning of year	72,965	144,813	9,875
Cash, end of year	$6,459,702	$72,965	$144,813

Supplemental disclosure of cash flow information:
Cash paid for interest expenses	$-	$-	$-
Cash paid for income tax	$490,397	$142,681	$31,499

The accompanying notes are an integral part of these consolidated financial statements.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

ATIF Holdings Limited (“ATIF” or the “Company”), formerly known as Eternal Fairy International Limited and Asia Times Holdings Limited, was incorporated under the laws of the British Virgin Islands (“BVI”) on January 5, 2015, as a holding company to develop business opportunities in the People’s Republic of China (the “PRC” or “China”). The Company adopted its current name on March 7, 2019.

ATIF owns 100% equity interest of ATIF Limited (“ATIF HK”), formerly known as China Elite International Holdings Limited and Asia Times International Finance Limited, a limited liability company established in Hong Kong on January 6, 2015, and adopted its current name on March 7, 2019. ATIF HK is currently not engaging in any active business and merely acting as a holding company. ATIF HK acquired a financial and news media platform www.chinacnnm.com in September 2018.

On May 20, 2015, ATIF HK incorporated Huaya Consultant (Shenzhen) Co., Ltd. (“Huaya”) as a Wholly Foreign Owned Enterprise (“WFOE”) in China. On September 5, 2018, Huaya entered into a series of contractual arrangements with the owners of Qianhai Asia Era (Shenzhen) International Financial Service Co., Ltd. (“Qianhai”), a company incorporated on November 3, 2015, under the laws of China with a registered capital of RMB5 million (approximately $0.75 million), which had been fully paid in December 2017. Qianhai is primarily engaged in providing going public consulting and financial consulting services to small and medium-sized enterprise customers in the PRC.

Qianhai originally owned a 100% controlled subsidiary Qianhai Asia Era (Shenzhen) International Fund Management Co., Ltd. (“Asia Era Fund”), which had limited operation since its inception on December 11, 2015. In connection with the reorganization of the legal structure for the initial public offering (“IPO”) of the Company, on August 13, 2018, Qianhai sold 45% of its equity interest in Asia Era Fund for a total price of RMB31,500 (approximately $4,586) to a related party Mr. Yanru Zhou, who beneficially owns 13,000 shares, or 26% of the Company’s Ordinary Shares. In September 2018, Qianhai sold its remaining 55% equity interest in Asia Era Fund to two unrelated individuals: Ms. Zehong Lai and Mr. Zhuorong Cai, for a total price of RMB34,500 (approximately $5,023). After these transactions, Asia Era Fund was considered completely spun off.

Reorganization

A reorganization of the Company’s legal structure was completed on September 19, 2018 (the “Reorganization”). The Reorganization involved the transfer of the ownership interest in ATIF from original shareholders to the current controlling shareholders, and the spinoff of Asia Era Fund. ATIF became the ultimate holding company of ATIF HK, Huaya, and Qianhai, which were all controlled by the same shareholders before and after the Reorganization.

On September 5, 2018, Huaya entered into a series of contractual arrangements with the owners of Qianhai. These agreements include an Exclusive Service Agreement, an Equity Pledge Agreement, a Call Option Agreement, and a Shareholders’ Voting Rights Proxy Agreement (collectively “VIE Agreements”). Pursuant to the above VIE Agreements, Huaya has the exclusive right to provide Qianhai consulting services related to business operations including technical and management consulting services. All the above contractual arrangements obligate Huaya to absorb a majority of the risk of loss from business activities of Qianhai and entitle Huaya to receive a majority of Qianhai’s residual returns. In essence, Huaya has gained effective control over Qianhai. Therefore, the Company believes that Qianhai should be considered as a Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation.”

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS (continued)

Initial Public Offering

On April 29, 2019, the Company completed its IPO of 2,074,672 ordinary shares at a public offering price of $5.00 per share. The gross proceeds were approximately $10.4 million before deducting the underwriter’s commissions and other offering expenses, resulting in net proceeds of approximately $8.8 million to the Company. In connection with the offering, the Company’s ordinary shares began trading on the NASDAQ Capital Market on May 3, 2019, under the symbol “ATIF.”

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). The consolidated financial statements of the Company include the accounts of the Company, its subsidiaries, and its VIE. All intercompany balances and transactions have been eliminated upon consolidation.

The Company, together with its wholly-owned subsidiary Huaya and its VIE, are effectively controlled by the same shareholders before and after the Reorganization and therefore the Reorganization is considered under common control. The consolidation of the Company and its subsidiaries and VIE has been accounted for at historical cost as of the beginning of the first period presented in the accompanying consolidated financial statements.

The Company, through its subsidiaries and VIE, is engaged in providing financial consulting services to customers in the PRC.

The Company’s consolidated financial statements reflect the operating results of the following entities:

	Date of incorporation	Place of incorporation	Percentage of ownership	Principal activities
ATIF	January 5, 2015	British Virgin Islands	100%	Parent Holding
Wholly owned subsidiaries
ATIF HK	January 6, 2015	Hong Kong	100%	Investment holding
Huaya	May 20, 2015	PRC	100%	WFOE, Consultancy and information technology support
VIE
Qianhai	November 3, 2015	PRC	VIE	Listing and financial consulting services

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The VIE contractual arrangements

Foreign investments in domestic Chinese companies that engage in private equity investment business are restricted in China under current PRC laws and regulations. Huaya is a WFOE and is subject to such legal restrictions. Therefore, the Company’s main operating entity Qianhai is controlled through contractual arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries.

Risks associated with the VIE structure

The Company believes that the contractual arrangements with its VIE and respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIE may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds from the IPO to finance the Company’s business and operations in China.

The Company’s ability to conduct its consulting services business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIE in its consolidated financial statements as it may lose the ability to exert effective control over the VIE and its respective shareholders and it may lose the ability to receive economic benefits from its VIE. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary, or its VIE.

The Company has not provided any financial support to the VIE for the years ended July 31, 2019, 2018, and 2017. The following financial statement amounts and balances of the VIE were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	As of July 31,
	2019	2018
Current assets	$3,673,890	$3,689,028
Non-current assets	68,375	49,378
Total assets	3,742,265	3,738,406
Current liabilities	980,364	1,512,761
Non-current liabilities	-	-
Total liabilities	980,364	1,512,761
Net assets	$2,761,901	$2,225,645

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The summarized operating results of the VIE’s are as follows:

	For the years ended July 31,
	2019	2018	2017
Operating revenue	$2,777,618	$5,341,271	$3,657,223
Income from operations	884,789	2,927,679	925,065
Income before income taxes	930,361	2,863,744	2,147,253
Net income	$697,631	$2,146,927	$641,107

The summarized cash flow information of the VIE are as follows:

	For the years ended July 31,
	2019	2018	2017
Net cash (used in) provided by operating activities	$(3,380,071)	$2,036,439	$153,718
Net cash provided by (used in) investing activities	2,700,687	(2,898,916)	(20,483)
Net cash provided by (used in) financing activities	$(14,626)	$755,139	$-

Use of Estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts and loan receivable, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, revenue recognition and provision necessary for contingent liabilities. Actual results could differ from those estimates.

Cash and cash equivalents

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of its bank accounts in the PRC. Cash balances in bank accounts in the PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Accounts Receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Allowance for uncollectible balances amounted to $65,335 and $Nil as of July 31, 2019 and 2018, respectively.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Prepaid expenses

Prepaid expenses primarily consist of prepayment to third-party vendors for outsourced consulting services such as potential new customer identification and referral and assistance in capital funding for customers, advance payment to vendors for purchase of fixed assets, prepaid advertising expenses and prepaid rental deposits. Prepaid expenses are interest free, unsecured, and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. As of July 31, 2019 and 2018, there was no allowance recorded as the Company considers all of such advances fully realizable.

Property and Equipment, net

Property and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Useful life
Electronic equipment	3 years
Office furniture	5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible Assets, net

Intangible assets consist primarily of purchased accounting software and a financial and news platform www.chinacnnm.com acquired in fiscal year 2019 to be used to market the Company’s going public consulting services to potential clients and to help existing clients distribute news and worldwide press releases (see Note 7).

Intangible assets are stated at cost less accumulated amortization. The straight-line method is used to compute amortization over the estimated useful lives of the intangible assets, as follows:

Useful life
Accounting software	5 years
Financial and news platform	15 years

Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market value. There were no impairments of long-lived assets as of July 31, 2019 and 2018.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.
●	Level 3 - inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash and cash equivalents, accounts receivable, loan receivable, due from a related party, prepaid expenses and other current assets, taxes payable, deferred revenue, due to related parties, accrued expenses and other current liabilities approximate their fair values because of the short-term nature of these instruments.

Revenue Recognition

On August 1, 2018, the Company adopted ASC 606 Revenue from Contracts with Customers (“ASC 606”), using the modified retrospective approach. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements, no adjustments to opening retained earnings were made as the Company’s revenue was recognized based on the amount of consideration expects to receive in exchange for satisfying the performance obligations.

ASC 606 establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the Company’s contracts to provide services to customers. The core principle requires the Company to recognize revenue to depict the transfer of services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those services recognized as performance obligations are satisfied.

ASC 606 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that may result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company currently generates its revenue from the following main sources:

(1)	Revenue from customer’s initial registration fee

In order to engage with the Company for various consulting services, a new customer is required to pay an initial non-refundable registration fee to the Company and the Company will then post the customer’s information and profiles on its website, at which point, the Company’s performance obligations are satisfied and such registration fee is recognized as revenue. The Company does not charge additional customer profile maintenance fee after the initial posting is completed as limited effort is required for the Company to maintain such information on an on-going basis.

(2)	Revenue from consulting services

The Company provides various consulting services to its members, especially to those who have the intention to be publicly listed in the stock exchanges in the United States and other countries. The Company categorizes its consulting services into three Phases:

Phase I consulting services primarily include due diligence review, market research and feasibility study, business plan drafting, accounting record review, and business analysis and recommendations. Management estimates that Phase I normally takes about three months to complete based on its past experience.

Phase II consulting services primarily include reorganization, pre-listing education and tutoring, talent search, legal and audit firm recommendation and coordination, VIE contracts and other public-listing related documents review, merger and acquisition planning, investor referral and pre-listing equity financing source identification and recommendations, and independent directors and audit committee candidate’s recommendation. Management estimates that Phase II normally takes about eight months to complete based on its past experience.

Phase III consulting services primarily include shell company identification and recommendation for customers expecting to become publicly listed through reverse merger transaction; assistance in preparation of customers’ public filings for IPO or reverse merger transactions; and assistance in answering comments and questions received from regulatory agencies. Management believes it is very difficult to estimate the timing of this phase of service as the completion of Phase III services is not within the Company’s control.

Each phase of consulting services is stand-alone and fees associated with each phase are clearly identified in service agreements. Revenue from providing Phase I and Phase II consulting services to customers is recognized ratably over the estimated completion period of each phase as the Company’s performance obligations related to these services are carried out over the whole duration of each Phase. Revenue from providing Phase III consulting services to customers is recognized upon completion of the reverse merger transaction or IPO transaction when the Company’s promised services are rendered and the Company’s performance obligations are satisfied. Revenue that has been billed and not yet recognized is reflected as deferred revenue on the balance sheet.

Depending on the complexity of the underlying service arrangement and related terms and conditions, significant judgments, assumptions, and estimates may be required to determine when substantial delivery of contract elements has occurred, whether any significant ongoing obligations exist subsequent to contract execution, whether amounts due are collectible and the appropriate period or periods in which, or during which, the completion of the earnings process occurs. Depending on the magnitude of specific revenue arrangements, adjustment may be made to the judgments, assumptions, and estimates regarding contracts executed in any specific period.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Contract Assets and Liabilities

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs.

The Company’s contract assets, consist primarily of accounts receivable related to providing going public consulting services to the customers in which the Company’s contracted performance obligations have been satisfied, amount billed and the Company has an unconditional right to payment. Accounts receivable related to going public consulting services amounted to $1,472,258 and $137,550 as of July 31, 2019 and 2018, respectively. For accounts receivable balance as of July 31, 2019, approximately 14% has been subsequently collected back as of the date of this Report and the remaining balances are expected to be collected within the next few months.

The Company’s contract liabilities, which are reflected in its consolidated balance sheets as deferred revenue, consist primarily of the Company’s unsatisfied performance obligations associated with going public consulting services to be provided to customers as of the balance sheet dates. Contract liabilities amounted to $415,392 and $547,235 as of July 31, 2019 and 2018, respectively. The July 31, 2019 contract liabilities balances are expected to be recognized as revenue within one year when the Company’s performance obligations are satisfied.

Disaggregation of Revenues

Revenue disaggregated by service type was as follows for the years ended July 31, 2019, 2018, and 2017:

	For the years ended July 31,
	2019	2018	2017
Revenue from consulting services	$3,078,758	$5,236,196	$3,469,224
Revenue from customer’s initial registration fee	-	71,695	166,147
Total revenue	$3,078,758	$5,307,891	$3,635,371

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. Management does not believe that there was any uncertain tax position as of July 31, 2019 and 2018. As of July 31, 2019, PRC tax returns filed in 2016 to 2018 remain open for statutory examination by PRC tax authorities

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings per Share

Basic earnings per share are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. There were no dilutive shares for the years ended July 31, 2019, 2018, and 2017.

Foreign Currency Translation

The accounts of the Company and its subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The Company’s functional currency is the U.S. Dollar (“USD”) while its subsidiary in Hong Kong reports its financial positions and results of operations in Hong Kong Dollar (“HKD”) and the Company’s subsidiary in China reports its financial positions and results of operations in Renminbi (“RMB”). The accompanying consolidated financial statements are presented in USD. The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the results of operations.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	July 31, 2019		July 31, 2018		July 31, 2017
Foreign currency	Balance Sheet	Profits/Loss	Balance Sheet	Profits/Loss	Balance Sheet	Profits/Loss
RMB: 1USD	0.1453	0.1463	0.1467	0.1538	0.1487	0.1466
HKD: 1USD	0.1278	0.1276	0.1274	0.1278	0.1280	0.1287

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains, and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. The Company’s other comprehensive loss for the year ended July 31, 2019, 2018, and 2017, consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currency.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainty

The Company’s major operations are conducted in the PRC. Accordingly, the political, economic, and legal environments in the PRC, as well as the general state of the PRC’s economy may influence the Company’s business, financial condition, and results of operations.

The Company’s major operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic, and legal environment. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, and rates and methods of taxation, among other things. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on the balance sheet for all leases, including operating leases, with a term in excess of 12 months. The guidance also expands the quantitative and qualitative disclosure requirements. The guidance will be effective in fiscal year 2020, with early adoption permitted, and must be applied using a modified retrospective approach. In July 2018, the FASB issued updates to the lease standard making transition requirements less burdensome. The update provides an option to apply the transition provisions of the new standard at its adoption date instead of at the earliest comparative period presented in the company’s financial statements. The new guidance requires the lessee to record operating leases on the balance sheet with a right-of-use asset and corresponding liability for future payment obligations. FASB further issued ASU 2018-11 “Target Improvement” and ASU 2018-20 “Narrow-scope Improvements for Lessors.” As an emerging growth company, the Company will adopt this guidance effective August 1, 2019. The Company has evaluated the impact of this guidance and estimated that the adoption of ASU 2016-02 will recognize additional operating liabilities of approximately $1.2 million, with corresponding right of use (“ROU”) assets of the same amount based on the present value of the remaining minimum rental payments under current leasing standards for existing operating leases with a term longer than 12 months.

In February 2018, the FASB has issued Accounting Standards Update (ASU) No. 2018-02, “Reclassification of Certain Tax Effects From Accumulated Other Comprehensive Income.” The ASU amends ASC 220, Income Statement — Reporting Comprehensive Income, to “allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act.” In addition, under the ASU, an entity will be required to provide certain disclosures regarding stranded tax effects. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

In March 2018, the FASB issued ASU 2018-05 — Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 (“ASU 2018-05”), which amends the FASB Accounting Standards Codification and XBRL Taxonomy based on the Tax Cuts and Jobs Act (the “Act”) that was signed into law on December 22, 2017, and Staff Accounting Bulletin No. 118 (“SAB 118”) that was released by the SEC. The Act changes numerous provisions that impact U.S. corporate tax rates, business-related exclusions, and deductions and credits and may additionally have international tax consequences for many companies that operate internationally. The Company does not believe this guidance will have a material impact on its consolidated financial statements.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

On June 20, 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718) - Improvements to Nonemployee Share-Based Payment Accounting, which aligns the accounting for share-based payment awards issued to employees and nonemployees. Under ASU No. 2018-07, the existing employee guidance will apply to nonemployee share-based transactions (as long as the transaction is not effectively a form of financing), with the exception of specific guidance related to the attribution of compensation cost. The cost of nonemployee awards will continue to be recorded as if the grantor had paid cash for the goods or services. In addition, the contractual term will be able to be used in lieu of an expected term in the option-pricing model for nonemployee awards. The new standard is effective for all public entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted, but not before an entity adopts ASC 606. The Company does not believe this guidance will have a material impact on its consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. As an emerging growth company, the Company will adopt this guidance effective August 1, 2023. The Company is currently evaluating the impact of its pending adoption of ASU 2016-13 on its consolidated financial statements.

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company is currently evaluating the impact of adopting ASU No. 2018-13 on its consolidated financial statements.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

	As of July 31,
	2019	2018
Accounts receivable	$1,537,593	$137,550
Less: allowances for doubtful accounts	(65,335)	-
Accounts receivables, net	$1,472,258	$137,550

Accounts receivable represents balance due from providing going public consulting services to customers in which the Company’s contracted performance obligations have been satisfied, amount billed and the Company has an unconditional right to payment. In fiscal year 2019, the Company primarily focused on providing IPO related consulting services to customers. Given the longer duration of the IPO process, the Company extended the credit terms to customers, which led to increased accounts receivable balance as of July 31, 2019. Approximately 14% of the July 31, 2019 accounts receivable balance has been subsequently collected as of the date of this Report and the remaining balances are expected to be collected within the next few months.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – ACCOUNTS RECEIVABLE, NET (continued)

The aging of the Company’s accounts receivable as of July, 2019 and 2018, are as follows:

	As of July 31,
	2019	2018
1-90 days past due	$364,430	$137,550
90-180 days past due	147,722	-
180-360 days past due	894,771	-
Greater than 360 days past due	130,670	-
Total gross accounts receivable	$1,537,593	$137,550

Allowance for doubtful accounts amounted to $65,335 and $Nil as of July 31, 2019 and 2018, respectively.

NOTE 4 – LOANS RECEIVABLE

From February to July 2018, the Company advanced a total of $2,750,078 (RMB18,743,157) one-year short-term loans to a third party Jinqisheng Technology Co., Ltd. (“Jinqisheng”) as working capital. The loans bear interest rate of 5% per annum. Interest income of $15,536 was accrued for the year ended July 31, 2018. The Company fully collected the loans receivable before their maturity dates during fiscal year 2019, and there was no outstanding loans receivable as of July 31, 2019.

NOTE 5 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of July 31,
	2019	2018
Advance to employees for business development purposes (a)	$700,940	$595,397
Prepaid consulting service fees (b)	891,098	-
Prepayment for advertising services (c )	400,895	-
Security deposits for operating lease and auto license plate (d)	155,397	98,971
Advance to vendor for fixed assets purchase (e)	248,349	-
Advance to vendor for a trading platform development (f)	180,000	-
Interest receivable (g)	-	14,819
Others (h )	78,653	12,630
Total	$2,655,332	$721,817

(a)	Other receivables primarily include short-term advances to employees for business development and marketing campaign, which are normally expensed within three months when invoices and other supporting documents been submitted for reimbursement. Subsequently in August 2019, approximately $284,757 (RMB1.96 million) employee advances had been collected back.

(b)	In January 2019, the Company signed a contract with Honest Smart Holdings Limited (“HSHL”) and engaged HSHL to help to identify and refer potential new customers to the Company for consulting services, and also help these customers resolve their capital funding demand. As a result, the Company prepaid approximately $0.73 million (RMB5 million) to HSHL for these consulting services, and such prepaid consulting expense is amortized over the contracted service period from January 2019 to June 30, 2020. Amortization of prepaid consulting expense for the years ended July 31, 2019, 2018, and 2017 was $282,434, $Nil, and $Nil, respectively.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – PREPAID EXPENSES AND OTHER CURRENT ASSETS (continued)

In late July 2019, the Company signed another consulting service agreement with Achievable Wisdom Limited (“AWL”) and engaged AWL to provide consulting services such as oversea capital market information collection, market research and investigation, and shell company search for related services. Total consulting service fee amounted to approximately $421,580 (HKD3.3 million), and such prepaid consulting expense is amortized over the contracted service period from July 2019 to November 2019. No amortization expense was recorded for the year ended July 31, 2019, since the agreement was signed in late July.

(c)	Prepayment for advertising services: In June 2019, the Company signed a service contract with Shenzhen Hubao Media Company (“Hubao”) and engaged with Hubao to produce media films to advertise the Company’s brand name and business. The Company prepaid approximately $400,895 (RMB2.76 million) for such advertising services. Subsequently in August 2019, the Company terminated the service agreement with Hubao and the prepaid advertising service fee of $400,895 had been fully collected back.

(d)	These amounts represent security deposit for the Company’s operating leases for its offices in Shenzhen and Hong Kong, as well as a security deposit for a vehicle license plate. Such security deposits are fully refundable.

(e)	Advance to vendor for fixed assets purchase: in July 2019, the Company purchased a used Bentley car from seller S.H.WATCH CASE & PAPTS MANUFACTURER LTD with a total purchase price of approximately $310,436 (HKD2.43 million). The Company prepaid $248,349 (HKD1.94 million) to the seller as of July 31, 2019, and will make the remaining payment when the vehicle title and license are transferred to the Company. Subsequently in November 2019, the Company obtained the vehicle title and license, and the prepayment has been reclassified as the Company’s fixed assets.

(f)	Advance to vendor for stock trading platform development: In May 2019, the Company signed a contract with vendor China Artificial Intelligence Co., Ltd. (“CAIC”) and engaged CAIC to design a stock trading platform for the Company in order to improve its future business service process and enhance its competitiveness in the market. The Company prepaid $180,000 to CAIC for the stock trading platform development. CAIC expects to deliver the platform to the Company before March 31, 2020.

(g)	Interest receivable: in connection with the Company’s loans receivable as disclosed in Note 4, the Company recorded interest receivable of $14,819 as of July 31, 2018, which had been fully collected during fiscal year 2019.

(h)	Other prepaid expenses primarily include prepayment to logistic companies for express mail services and prepaid employee housing fund, which normally are expensed when the invoices are received and reimbursed.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET

Property and equipment stated at cost less accumulated depreciation consisted of the following:

	As of July 31,
	2019	2018
Office equipment	$64,126	$48,907
Furniture	34,489	29,880
Total	98,615	78,787
Less: accumulated depreciation	(49,586)	(29,409)
Property and equipment, net	$49,029	$49,378

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET (continued)

Depreciation expense was $20,615, $16,458, and $11,320 for the years ended July 30, 2019, 2018, and 2017, respectively.

NOTE 7 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of July 31,
	2019	2018
Financial and news platform (a)	$438,657	$-
Accounting software	19,842	-
Total	458,499	-
Less: accumulated amortization	(29,740)	-
Intangible assets, net	$428,759	$-

(a)	In order to diversify the Company’s business and revenue source, on September 20, 2018 (the “Acquisition Date”), ATIF HK entered into a purchase agreement with Shenzhen Shangyuan Electronic Commerce Co., Ltd. (“Shangyuan”) to acquire a financial and news media platform www.chinacnnm.com from Shangyuan, for a total cash consideration of approximately $0.46 million (or RMB3 million).The purchase price was based on the estimated fair value of this asset as of the Acquisition Date in accordance with the valuation report of an independent appraisal firm. The transaction costs (including title search and legal costs) associated with the news media platform acquisition were immaterial and transaction cost capitalization is not deemed necessary. The Company acquired only the financial and news platform/website from Shangyuan, not the equity interest of Shangyuan. Thus, the Company determined that the acquisition constituted as an acquisition of assets for financial statement purposes, rather than an acquisition of a business. The Company does not believe that purchase price allocation is necessary in this transaction because only one intangible asset is identified. The Company plans to use this financial and news platform to market its listing consulting services to potential clients and to help existing clients distribute news and worldwide press releases.

Amortization expense was $29,707, $Nil, and $Nil for the years ended July 31, 2019, 2018 and 2017, respectively.

Estimated future amortization expense is as follows:

Year ending July 31,	Amortization expense
2020	$31,228
2021	31,228
2022	31,228
2023	31,228
2024	31,228
Thereafter	272,619
Total	$428,759

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – INVESTMENT DEPOSIT FOR LIFE INSURANCE POLICY

On July 29, 2019, the Company made an investment deposit of $1,277,514 (HKD10 million) with Manulife (International) Limited (“Manulife”) in order to purchase a long-term life insurance investment instrument from Manulife to earn interest income, with ATIF Limited as the insurance beneficiary. The Company expects to hold this investment for five years in order to avoid surrender charge. Early redemption fee applies to subscription less than five years. The insurance company Manulife will invest the funds in certain portfolio of financial instruments, including money market funds, private fund, bonds or mutual funds, with variable rates of return on the investment. Historically, the rates of return on similar investments with Manulife ranged from 8.69% to 11.49%, with an average of 9.48% per annum. Interest income is to be paid to the Company on a monthly basis. The interest earned will be recognized in the consolidated statements of income and comprehensive income over the contractual term of this investment, unless the Company elects to early terminate the contract. The life insurance policy subsequently became effective on August 3, 2019, and the investment of $1,277,514 represents the carrying amount (surrender value) of the contract if it is to be terminated by the Company (see Note 16).

NOTE 9 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of July 31,
	2019	2018
Accrued payroll and welfare	$56,928	$17,976
Accrued professional fees	-	200,000
Deposit payable	-	47,417
Others	-	26,286
Total	$56,928	$291,679

NOTE 10 – DEFERRED REVENUE

Deferred revenue consists of amounts received from customers for going public consulting services not yet completed as of the balance sheet dates. Such amount represents the Company’s unsatisfied performance obligations. Deferred revenue amounted to $415,392 and $547,235 as of July 31, 2019 and 2018, respectively.

NOTE 11 – RELATED PARTY TRANSACTIONS

a.	Due from related parties

As of July 31, 2019 and 2018, the balances due from related parties were as follows:

		As of July 31,
Due from a related party:	Relationship	2019	2018
Shenzhen Haorong Guarantee Co., Ltd. (“Haorong”)	An affiliate controlled by the Company’s major shareholder	$-	$14,966

The Company originally had a plan to develop the guarantee business and accordingly advanced cash to Haorong, an entity controlled by the Company’s majority shareholder, in order to conduct business planning. The Company substantially collected the balance from Haorong in September 2018. There was no due from related party balance as of July 31, 2019.

b.	Due to related parties

Due to related parties are comprised of advances from the Company’s principal officers and used for working capital. These advances are non-interest bearing and due upon demand.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – TAXES

(a) Corporate Income Taxes (“CIT”)

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

ATIF HK is subject to Hong Kong profits tax at a rate of 16.5%. However, it did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended July 31, 2019, 2018, and 2017, and accordingly no provision for Hong Kong profits tax has been made in these periods.

PRC

Huaya and Qianhai were incorporated in the PRC. Under the Income Tax Laws of the PRC, these companies are subject to income tax rate of 25%

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the years ended July 31,
	2019	2018	2017
	%	%	%
China income tax rate	25.0	25.0	25.0
Permanent difference on non-deductible expenses	0.1	1.9	0.3
Utilization of the VIE’s Net Operating Loss (“NOL”) from prior years	(1.7)	-	-
Losses incurred in foreign entities (BVI and HK) that are non-deductible	15.8	-	-
Effective tax rate	39.2	26.9	25.3

The provision for income tax consists of the following:

	For the years ended July 31,
	2019	2018	2017
Current income tax provision
BVI	$-	$-	$-
Hong Kong	-	-	-
China	276,823	716,816	217,025
Subtotal	276823	716,816	217,025

Deferred income tax provision
BVI	-	-	-
Hong Kong	-	-	-
China	-	-	-
Total income tax provision	$276,823	$716,816	$217,025

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – TAXES (continued)

(b) Taxes Payable

The Company’s taxes payable consists of the following:

	July 31, 2019	July 31, 2018
Value added tax payable	$91,978	$65,368
Income tax payable	574,778	794,853
Other tax payable	2,313	1,462
Total taxes payable	$669,069	$861,683

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of July 31, 2019 and 2018, the Company did not have any significant unrecognized uncertain tax positions.

NOTE 13 – EQUITY

Ordinary Shares

The Company was established under the laws of the British Virgin Islands on January 5, 2015. Prior to the Reorganization, the authorized capital was 100,000,000 ordinary shares with par value of $0.0004 per share and 50,000,000 shares were issued at par value. On August 21, 2018, the Company amended its Memorandum of Association to cancel the 50,000,000 shares issued at par value of $0.0004 per share, and to simultaneously increase the authorized capital to 100,000,000,000 ordinary shares and increase the par value of each share to $0.001. In connection with the cancellation of the 50,000,000 shares, the Company issued 50,000 new shares to the controlling shareholders at $0.001 per share.

On November 2, 2018, the Company issued additional 49,950,000 ordinary shares, at par value of $0.001 per share, to its beneficial owners, in private transactions, for a total consideration of $49,950, with 26,473,500 ordinary shares issued to Tianzhen Investments Limited, an entity that owned 53% of the Company’s outstanding shares, and is 100% controlled by Qiuli Wang, the President and Chairman of the Board of Directors of the Company; 12,987,000 ordinary shares issued to Eno Group Limited, an entity that owned 26% of the Company’s outstanding Shares, and is 100% controlled by beneficial owner, Yanru Zhou; 3,996,000 ordinary shares issued to Great State Investments Limited, an entity that owned 8% of the Company’s outstanding shares and is 100% controlled by beneficial owner, Haiyun Liu; 1,998,000 Ordinary Shares to beneficial owner, Ronghua Liu, who owned 98.5% equity of Qianhai, the Company’s VIE; 2,097,900 Ordinary Shares to an unrelated individual Mr. Xueqing Liu; and 2,397,600 Ordinary Shares to another unrelated individual Ms. Renyan Ou.

On February 27, 2019, the Company’s pre-IPO shareholders surrendered an aggregated 15,000,000 ordinary shares, which were subsequently cancelled, for no consideration, and resulted in a reduction in outstanding issued shares from 50,000,000 ordinary shares to 35,000,000 ordinary shares with a par value of $0.001 per share (the “Surrender”).

As a result of the above, the issuance of these 35,000,000 shares is considered as a part of the Reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – EQUITY (continued)

Initial Public Offering

On April 29, 2019, the Company completed its IPO of 2,074,672 ordinary shares at a public offering price of $5.00 per share. The gross proceeds were approximately $10.4 million before deducting the underwriter’s commissions and other offering expenses, resulting in net proceeds of approximately $8.8 million to the Company. In connection with the offering, the Company’s ordinary shares began trading on the NASDAQ Capital Market on May 3, 2019, under the symbol “ATIF.”

As of July 31, 2019 and 2018, the Company had an aggregate of 37,074,672 and 35,000,000 ordinary shares outstanding, respectively.

Statutory Reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The restricted amounts as determined pursuant to PRC statutory laws totaled $355,912 and $278,836 as of July 31, 2019 and 2018, respectively.

NOTE 14 – CONCENTRATIONS AND RISKS

The Company maintains certain bank accounts in the PRC and Hong Kong, which are not insured by Federal Deposit Insurance Corporation insurance or other insurance. As of July 31, 2019 and 2018, cash balances of $6,459,702 and $72,965, respectively, were maintained at financial institutions in the PRC and Hong Kong, which were not insured by Federal Deposit Insurance Corporation insurance or other insurance.

For the years ended July 31, 2019, 2018 and 2017, a substantial part of the Company’s assets were located in the PRC and all of the Company’s revenues were derived from its subsidiary and VIE located in the PRC.

For the year ended July 31, 2019, three customers accounted for approximately 44.1%, 28.6%, and 18.8% of the Company’s total revenue. For the year ended July 31, 2018, two customers accounted for approximately 32.9% and 20.7% of the Company’s total revenue. For the year ended July 31, 2017, three customers accounted for approximately 34.0%, 30.8%, and 30.3% of the Company’s total revenue.

As of July 31, 2019, four customers accounted for approximately 60.7%, 14.5%, 13.7%, and 11.1% of the Company’s outstanding accounts receivable. As of July 31, 2018, one customer accounted for 100% of the Company’s outstanding accounts receivable.

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

The Company leases office spaces in the PRC and Hong Kong under operating leases. The current office lease in the PRC and Hong Kong expires on December 27, 2021, and November 17, 2021, respectively. Operating lease expense amounted to $515,010, $400,151, and $219,536 for the years ended July 31, 2019, 2018, and 2017, respectively.

On August 16, 2019, the Company entered into an operating lease agreement to lease an office space in California. The lease term is three years from September 1, 2019, to August 31, 2022, at the total rental of $175,662.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – COMMITMENTS AND CONTINGENCIES (continued)

Future minimum lease payments under non-cancelable operating leases are as follows:

12 months ending July 31,	Lease payments
2020	$656,330
2021	658,806
2022	274,241
2023	4,928
Total	$1,594,305

NOTE 16 – SUBSEQUENT EVENTS

On July 29, 2019, the Company made a deposit of $1,277,514 (HKD10 million) with Manulife in order to purchase a long-term life insurance investment instrument from Manulife to earn interest income, with ATIF Limited as the insurance beneficiary. The insurance policy agreement became effective on August 3, 2019 (see Note 8).

In order to expand into the United States market, the Company plans to establish a new subsidiary in the United States. On August 16, 2019, the Company entered into an operating lease agreement to lease an office space in Rancho Cucamonga, California. The lease term is three years from September 1, 2019 to August 31, 2022 at total rental expense of $175,662 for the current lease term (see Note 15).

On November 4, 2019, Shenzhen Court of International Arbitration notified Qianhai regarding the request for arbitration initiated by Huale Group Co., Limited (“Huale”) related to a Going Public Consulting Service Agreement dated March 2, 2017, by and between Qianhai and Huale. Huale claimed that Qianhai failed to refund a deposit of $300,000 after the parties terminated the agreement. Huale asserted its claim at $300,000 (RMB2,073,750), plus any related arbitration fees. On November 14, 2019, Qianhai submitted a counterclaim request, claiming that the $300,000 shall not be refunded since it constituted service fees for consulting services provided to Huale by Qianhai pursuant to the Going Public Consulting Service Agreement. Qianhai asserted its counterclaim for legal fees of RMB88,000, plus any related arbitration fees and travel, translation, and other expenses related to this arbitration proceeding. Qianhai intends to vigorously defend itself and pursue its counterclaim in this proceeding. Management does not expect this arbitration proceeding to have a material adverse effect on the Company’s business, financial condition, or results of operations.

