Form 20-F
period 2020-07-31
ATIF Holdings Ltd
filed 2020-12-31
CIK 1755058

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: July 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                     to

Commission file number: 001-38876

ATIF Holdings Limited

(Exact name of Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Room 2803,

Dachong Business Centre, Dachong 1st Road,

Nanshan District, Shenzhen, China

+86-755-8695-0818

(Address of Principal Executive Offices)

Pishan Chi, Chief Executive Officer

Telephone: +86-755-8695-0818

Email: info@atifchina.com

Room 2803,

Dachong Business Centre, Dachong 1st Road,

Nanshan District, Shenzhen, China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Exchange on which registered
Ordinary Shares	ATIF	The Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 47,014,674 ordinary shares were outstanding as of July 31, 2020

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐   No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17  ☐ Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).  Yes  ☐  No  ☒

INTRODUCTION

“We,” “us,” “our,” or “Company” are to ATIF Holdings Limited (“ATIF”), a British Virgin Islands business company, and its Affiliated Entities (defined below), as the case may be. Neither ATIF nor any of its Affiliated Entities are in any way or manner related to or associated with a digital publishing company incorporated and registered in Hong Kong, Asia Times Holdings Limited. Unless the context otherwise requires, in this annual report on Form 20-F references to:

•	“Affiliated Entities” are to our subsidiaries and Qianhai (defined below);

•	“ATIF HK” are to the indirect wholly-owned subsidiary of ATIF, ATIF Limited, a Hong Kong corporation;

•	“AT Consulting Center” are to Asia Era International Financial Consulting Center, which is owned and operated by Qianhai (defined below);

•	“BVI” are to the “British Virgin Islands”;

•	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

•	“Company,” “we,” “us,” and “our” refers to ATIF Holdings Limited (“ATIF”), a British Virgin Islands business company, and its Affiliated Entities (defined above), as the case may be. Neither ATIF nor any of its Affiliated Entities are in any way or manner related to or associated with a digital publishing company incorporated and registered in Hong Kong, Asia Times Holdings Limited;

•	“CNNM” are to www.chinacnnm.com, a news and media platform owned and operated by ATIF HK;

•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

•	“Huaya”, “Huaya Consultant,” or “WFOE” are to Huaya Consultant (Shenzhen) Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by ATIF HK;

•	“initial public offering” or “IPO” means our initial public offering of Ordinary Shares at $5.00 per Unit which closed in April 29, 2019;

•	“LGC” refers to Leaping Group Co., Ltd. a limited liability organized under the laws of Cayman Islands and a majority-owned subsidiary of the Company;

•	“LGC WFOE” refers to Yuezhong (Shenyang) Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which is indirectly wholly-owned by LGC;

•	“LMG” refers to Leaping Media Group Co., Ltd., a limited liability company organized under the laws of the PRC, which we control via a serious of contractual arrangements between LGC WFOE (defined below) and LMG;

•	“preferred shares,” or “Preferred Shares” refer to the Class A preferred shares of the Company, par value $0.001 per share;

•	“Qianhai” is to Qianhai Asia Era (Shenzhen) International Financial Services Co., Ltd., a limited liability company organized under the laws of the PRC, which we control via a series of contractual arrangements between WFOE and Qianhai;

•	“RMB” and “Renminbi” refer to the legal currency of the PRC;

•	“SEC” refers to the Securities and Exchange Commission;

•	“Securities Act” refers to the Securities Act of 1933, as amended;

•	“shares,” “Shares,” or “Ordinary Shares” are to the Ordinary Shares of the Company, par value $0.001 per share;

•	“U.S. dollars” and “$” refer to the legal currency of the United States; and

•	“VIE” are to variable interest entity.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended July 31, 2020, 2019, and 2018.

This annual report contains translations of certain Renminbi (“RMB”) and Hong Kong Dollar (“HK$”) amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of RMB into U.S. dollars has been made at RMB 6.9809 to US$1.00 and the translation of HK$ into U.S. dollars has been made at HK$ 7.7502 to US$1.00 in effect on July 31, 2020 per www.oanda.com. We make no representation that any RMB/HK$ or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB/HK$, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

This report and the information incorporated by reference herein and therein may contain “forward-looking statements” within the meaning of, and intended to qualify for the safe harbor from liability established by, the United States Private Securities Litigation Reform Act of 1995. These statements are based on our management’s beliefs and assumptions and on information currently available to us. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, you can identify these forward-looking statements by words or phrases such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” “would,” or similar expressions, including their negatives. We have based these forward looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	any changes in the laws of the PRC or local province that may affect our operation;

•	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

•	our ability to execute our growth and expansion, including our ability to meet our goals;

•	current and future economic and political conditions;

•	inflation and fluctuations in foreign currency exchange rates;

•	our ability to compete in an industry with low barriers to entry;

•	our ability to continue to operate through our VIE structure;

•	our capital requirements and our ability to raise any additional financing which we may require;

•	our ability to attract new clients, and further enhance our brand recognition;

•	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

•	our on-going ability to obtain all mandatory and voluntary government and other industry certifications, approvals, and/or licenses to conduct our business;

•	our ability to maintain effective internal control over financial reporting;

•	trends and competition in the financial consulting services industry; and

•	other assumptions described in this annual report underlying or relating to any forward-looking statements.

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

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data

The following table sets forth selected historical statements of operations for the fiscal years ended July 31, 2020 2019, 2018 and 2017, and balance sheet data as of July 31, 2020, 2019, and 2018, which have been derived from our audited consolidated financial statements included elsewhere in this annual report. The consolidated financial statements are prepared and presented in accordance with GAAP. Historical results are not necessarily indicative of the results for any future periods.

Selected Statements of Operations Information:

	For the Years Ended July 31,
	2020	2019	2018	2017
Revenues	$685,999	$3,078,758	$5,307,891	$3,635,371
Cost of revenues	(227,410)	-	-	-
Gross profit	458,589	3,078,758	5,307,891	3,635,371
Operating expenses:
Selling expenses	2,638,972	1,096,195	1,773,159	2,301,567
General and administrative expenses	6,255,109	1,245,169	807,053	408,739
Provision for doubtful accounts	2,645,239	65,790	-	-
Goodwill impairment loss	5,621,467	-	-	-
Impairment of intangible assets	384,492	-	-	-
Impairment of property and equipment	172,728	-	-	-
Total operating expenses	17,718,007	2,407,154	2,580,212	2,710,306
Income (loss) from operations	(17,259,418)	671,604	2,727,679	925,065
Other income (expenses):
Interest income	(169)	1,994	16,303	469
Other income (expenses), net	(155,568)	32,452	(80,283)	(67,549)
Gain from investment in trading securities	201,051	-	-	-
Total other income (expense)	45,314	34,446	(63,980)	(67,080)
Income (loss) before income taxes	(17,214,104)	706,050	2,663,699	857,985
Income tax provision	76,264	276,823	716,816	217,025
Net (loss) income	(17,290,368)	429,227	1,946,883	640,960
Less: Net loss attributable to non-controlling interests	2,407,669	-	-	-
Net income (loss) attributable to ATIF Holdings Limited	(14,882,699)	429,227	1,946,883	640,960
Other comprehensive income(loss):
Foreign currency translation gain (loss)	(30,225)	(17,642)	(113,090)	74,963
Comprehensive income (loss)	(17,320,593)	411,585	1,833,793	715,923
Less: comprehensive loss attributable to non-controlling interests	2,449,843	-	-	-
Comprehensive income (loss) attributable to ATIF Holdings Limited	$(14,870,750)	$411,585	$1,833,793	$715,923
Earnings Per share
Basic and diluted	$(0.37)	$0.01	$0.06	$0.02
Weighted Average Shares Outstanding
Basic and diluted	39,790,520	35,522,931	35,000,000	35,000,000

Selected Balance Sheet Information:

	As of July 31,
	2020	2019	2018
Cash and cash equivalents	$428,258	$6,459,702	$72,965
Accounts receivable, net	939,392	1,472,258	137,550
Inventories	46,778	-	-
Deposits	743,122	155,397	98,971
Investment in trading securities	918,675	-	-
Investment in life insurance contract	1,290,289	-	-
Due from a related party	-	-	14,966
Loans receivable	-	-	2,750,078
Prepaid expenses and other current assets	870,951	2,499,935	622,846
Total current assets	5,237,465	10,587,292	3,697,376
Property and equipment, net	2,623,391	49,029	49,378
Investment in life insurance contract	-	1,277,514	-
Intangible assets, net	7,925,102	428,759	-
Deferred film production cost	328,308	-	-
Goodwill	25,902,394	-	-
Right-of- use assets, net	3,768,418	-	-
TOTAL ASSETS	$45,785,078	$12,342,594	$3,746,754
Bank borrowings	143,248	$-	$-
Accounts payable	1,069,177	-	-
Deferred revenue	1,063,642	415,392	547,235
Taxes payable	4,004,164	669,069	861,683
Accrued expenses and other current liabilities	753,866	56,928	291,679
Due to related parties			31,366
Operating lease liabilities, current	750,350	-	-
Total current liabilities	7,784,447	1,141,389	1,731,963
Operating lease liabilities, noncurrent	3,382,889	-	-
Total liabilities	11,167,336	1,141,389	1,731,963
Total ATIF Holdings Limited Stockholders’ equity	17,403,259	11,201,205	2,014,791
Noncontrolling interest	17,214,483	-	-
TOTAL LIABILITIES AND EQUITY	$45,785,078	$12,342,594	$3,746,754

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

Our business has achieved rapid growth since our inception. Our net revenue increased from $0.1 million for the period from November 3, 2015 (when we started our consulting business), through July 31, 2016, to $3.6 million for the fiscal year ended July 31, 2017 and $5.3 million for the fiscal year ended July 31, 2018. However, our net revenue decreased to $3.1 million for the fiscal year ended July 31, 2019 and $0.7 million for the fiscal year ended July 31, 2020. Our net loss was $1.2 million for the period from November 3, 2015, through July 31, 2016, and increased to a net income of $0.6 million for the fiscal year ended July 31, 2017, $1.9 million for the fiscal year ended July 31, 2018, and $0.4 million for the fiscal year ended July 31, 2019, and decreased to a net loss of $17.29 million for the fiscal year ended July 31, 2020. However, our historically growth rate and the limited history of operation make it difficult to evaluate our prospects. We may not be able to sustain our historically rapid growth or may not be able to grow our business at all.

The consolidated financial statements included herein contain disclosures that express substantial doubt about our ability to continue as a going concern, indicating the possibility that we may not be able to operate in the future.

The consolidated financial statements included in this annual report have been prepared on a going concern basis, which assumes that we will continue to operate in the future in the normal course of business.

For the fiscal year ended July 31, 2020, our revenue decreased by approximately $2.4 million, largely as a result of the continued pressure of the U.S.-China trade and tariff dispute and the outbreak and spread of the COVID-19 pandemic. This caused us to suffer a net loss of approximately $17.3 million during the fiscal year.

The decrease in revenues, loss of profitability, significant decrease in working capital have caused uncertainty about our ability to continue as a going concern for the next twelve months from the date of this report.

In light of the foregoing, our independent registered public accounting firm has included an explanatory paragraph expressing substantial doubt relating to our ability to continue as a going concern in its report on our consolidated financial statements for the year ended July 31, 2020. The inclusion of a going concern explanatory paragraph may negatively impact the trading price of our securities, have an adverse impact on our relationship with third parties with whom we do business, including our customers, vendors and employees, and could make it challenging and difficult for us to raise additional debt or equity financing to the extent needed, all of which could have a material adverse impact on our business, results of operations, financial condition and prospects.

For additional information on the above-referenced accounting standards and matters affecting our ability to continue as a going concern, see Note 2 of the financial statements included in this report and the discussion included in Item 5 of this report, respectively.

We may incur liability for unpaid taxes, including interest and penalties.

In the normal course of business, we may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due. The PRC taxing authorities may take the position that we owe more taxes than we have paid. We recorded tax liabilities of $4.0 million and $0.7 million as of July 31, 2020 and 2019, respectively, for the possible underpayment of income and business taxes. During the year ended July 31, 2020, we received a late payment penalty notice from local tax authorities and recorded a penalty of $77,527 as reflected in the consolidated statements of operations. It is possible that our tax for past taxes may be higher than those amounts if the PRC authorities determine that we are subject to penalties or that we have not paid the correct amount. Although our management believes it may be able to negotiate with local PRC taxing authorities a reduction to any amounts that such authorities may believe are due and a reduction to any interest or penalties thereon, we have no guarantee that we will be able to negotiate such a reduction. To the extent we are able to negotiate such amounts, national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such PRC taxing authorities may attempt to collect unpaid taxes, interest and penalties in amounts greatly exceeding management’s estimates.

We face business disruption and related risks resulting from the recent outbreak of the novel coronavirus 2019 (COVID-19), which could have a material adverse effect on our business plan.

Our financial consulting services to small and mid-size enterprises (“SMEs”) and the businesses of the SMEs could be disrupted and materially adversely affected by the recent outbreak of COVID-19. As a result of measures imposed by the China governments in affected regions, businesses and schools have been suspended due to quarantines intended to contain this outbreak. The spread of COVID-19 from China to other countries has resulted in the Director General of the World Health Organization declaring the outbreak of COVID-19 as a Public Health Emergency of International Concern (PHEIC), based on the advice of the Emergency Committee under the International Health Regulations (2005), and the Centers for Disease Control and Prevention in the U.S. issued a warning on February 25, 2020 regarding the likely spread of COVID-19 to the U.S. While the COVID-19 outbreak is still in very early stages, international stock markets have begun to reflect the uncertainty associated with the slow-down in the Chinese economy and the reduced levels of international travel experienced since the beginning of January and the significant declines in the Dow Industrial Average at the end of February and beginning of March 2020 was largely attributed to the effects of COVID-19. We are still assessing our business plans and the impact COVID-19 may have on our ability to provide financial consulting services to SMEs and to the SMEs’ businesses, but there can be no assurance that this analysis will enable us to avoid part or all of any impact from the spread of COVID-19 or its consequences, including downturns in business sentiment generally or in our sector in particular.

In addition, COVID-19 has created substantial disruption of LGC’s operations including the suspension of all theatre operations as a result of mandatory quarantine since January 23, 2020 to July 31, 2020, resulting in the cessation of substantially all revenues related to LGC’s theater business during that period. LGC is still assessing the impact of COVID-19 to its theater business and its other operations. In addition, no assurance can be given that there would not be a future outbreak of COVID-19 which may result in additional quarantine and other measures taken to try to prevent the spread of COVID-19, which may materially and adversely affect our financial condition and results of operations.

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

In the course of our business, we are, and in the future may be, a party to arbitration proceedings, legal proceedings, investigations, and other claims or disputes, which have related and may relate to subjects including commercial transactions, intellectual property, securities, employee relations, or compliance with applicable laws and regulations. We are engaged in a lawsuit relating to certain engagement agreements we had in connection with our and LGC’s initial public offering. While we believe that such claims against us is without merit and that we have factual and legal defenses to the petitioner’s claim, this and other arbitration proceedings, legal proceedings, and investigations are inherently uncertain and we cannot predict their duration, scope, outcome, or consequences. There can be no assurance that this or any such matters that have been or may in the future be brought against us will be resolved favorably.

As the operator of a website atifchina.com, we may be subject to damages resulting from unauthorized access or hacking and other cyber risks.

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

We believe our trademarks, “亞洲時代” in Hong Kong, “ATIF” in Hong Kong and China, “亚洲时代” in China, “CNNM” in Hong Kong “INTERNATIONAL SCHOOL OF FINANCE” in Hong Kong, “IPOEX” in China, the United Kingdom, the European Union, Singapore and Korea (which are in the process of registration with the trademark offices of each respective country), and other intellectual property rights are critical to our success. Any unauthorized use of our trademarks and other intellectual property rights could harm our competitive advantages and business. Historically, China has not protected intellectual property rights to the same extent as the United States, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing unauthorized use are difficult. The measures we take to protect our intellectual property rights may not be adequate. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially.

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

Risks Related to LGC’s Business

LGC’s business is susceptible to fluctuations in the advertising market of China.

We conduct our Multi-Channel Advertising Business primarily in China. Our business depends substantially on the conditions of the PRC advertising market. Demand for pre-movie advertising in China has grown rapidly in the recent decade but such growth is often coupled with volatility in market conditions and fluctuation in pre-movie advertising slot prices. Fluctuations of supply and demand in China’s advertising market are caused by economic, social, political and other factors. Over the years, the Chinese government has announced and implemented various policies and measures aimed to regulate the advertising markets, prohibiting, among other things, misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. These measures can affect advertising clients’ eligibility to purchase advertising slots. These measures have affected and may continue to affect the conditions of China’s advertising market and cause fluctuations in advertising slot pricing and transaction volume. Furthermore, there may be situations in which advertising clients see a reduced need for marketing initiatives and reduce their spending on such initiatives, which could potentially adversely affect our results of operations. To the extent fluctuations in the advertising market adversely affect advertising transaction volumes or prices, our financial condition and results of operations may be materially and adversely affected.

Failure to maintain or enhance LGC’s brands or image could have a material and adverse effect on our business and results of operations.

We believe LGC’s “Yuezhong” brand is well-recognized among advertising clients and other film industry players such as cinema operators, film producers and advertising agencies in the local markets we operate in. LGC’s brand is integral to its sales and marketing efforts. LGC’s continued success in maintaining and enhancing its brand and image depends to a large extent on its ability to satisfy customer needs by further developing and maintaining quality of services across LGC’s operations, as well as LGC’s ability to respond to competitive pressures. If we are unable to satisfy customer needs or if LGC’s public image or reputation were otherwise diminished, our business transactions with our customers may decline, which could in turn adversely affect our results of operations.

LGC may not be able to successfully execute its strategy of expanding into new geographical markets in China, which could have a material and adverse effect on our business and results of operations.

LGC plans to expand our business into new geographical areas in China, such as first-tier, second-tier, and third-tier cities in the eastern seaboard area and central China. As China is a large and diverse market, consumer trends and demands may vary significantly by region and LGC’s experience in the markets in which it currently operate may not be applicable in other parts of China. As a result, LGC may not be able to leverage its experience to expand into other parts of China. When LGC enters new markets, it may face intense competition from companies with greater experience or an established presence in the targeted geographical areas or from other companies with similar expansion targets. In addition, LGC’s business model may not be successful in new and untested markets and markets with a different legal and business environment, such as Hong Kong and Macau. Therefore, LGC may not be able to grow its revenues in the new cities it enters into due to the substantial costs involved.

If advertising clients or the viewing public do not accept, or lose interest in, our pre-movie advertising network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected.

The market for pre-movie advertising networks in China is relatively new and its potential is uncertain. We compete for advertising spending with many forms of more established advertising media, such as television, print media, Internet and other types of out-of-home advertising. Our success depends on the acceptance of our pre-movie advertising network by advertising clients and agencies and their continuing and increased interest in this medium as a component of their advertising strategies. Our success also depends on the viewing public continuing to be receptive towards our media network. Advertising clients may elect not to use our services if they believe that consumers are not receptive to our network or that our network does not provide sufficient value as an effective advertising medium. Likewise, if consumers find some element of our network to be disruptive or intrusive, movie theaters may decide not to allow us to operate the film screens in movie theaters and advertising clients may view our network as a less attractive advertising medium compared to other alternatives. In that event, advertising clients may determine to reduce their spending on our network and pre-movie advertising.

Pre-Movie advertising is a relatively new concept in China and in the advertising industry generally. If LGC is not able to adequately track filmgoers’ responses to its programs, in particular, tracking the demographics of filmgoers most receptive to pre-movie advertising, LGC will not be able to provide sufficient feedback and data to existing and potential advertising clients to help it to generate demand and determine pricing. Without improved market research, advertising clients may reduce their use of pre-movie advertising and instead turn to more traditional forms of advertising that have more established and proven methods of tracking effectiveness.

If a substantial number of advertising clients lose interest in advertising on LGC’s media network for these or other reasons or become unwilling to purchase advertising time slots on our network, LGC will be unable to generate sufficient revenues and cash flow to operate its business, and our revenues, prospects and results of operations could be negatively affected.

LGC derives a large portion of its revenues from the provision of Multi-Channel Advertising Services. If there is a downturn in the film industry, LGC may not be able to diversify its revenue sources and our ability to generate revenues and our results of operations could be materially and adversely affected.

A large portion of LGC’s historical revenues and expected future revenues have been and will be generated from the provision of Multi-Channel Advertising Services, in particular through the display of advertisements on film screens before a movie starts. LGC plans to increase its investments in film and TV programs production and distribution is also closely related to the film industry.

LGC does not have any current plans to expand outside of sectors related to the film industry and enter into other sectors to diversify our revenue sources. As a result, if there were a downturn in the film industry for any reason, LGC may not be able to diversify its revenue sources and our ability to generate revenues and our results of operations could be materially and adversely affected.

One or more of our regional distributors could engage in activities that are harmful to LGC’s reputation in the industry and to its business.

As of April 30, 2020, LGC covered 11 cities where we provide our pre-movie advertising network through contractual arrangements with regional distributors. Under these arrangements, LGC provides its business model and operating expertise to local advertising companies in exchange for their acting as regional distributors of our pre-movie advertising services. LGC’s contractual arrangements with its regional distributors, however, do not provide LGC with control or oversight over their everyday business activities, and one or more of LGC’s regional distributors may engage in activities that violate PRC laws and regulations governing the advertising industry and advertising content, or other PRC laws and regulations generally. Some of LGC’s regional distributors may not possess all of the licenses required to operate an advertising business, or may fail to maintain the licenses they currently hold, which could result in local regulators suspending the operations of the network in those cities. In addition, although LGC has the right to review the advertising content that its regional distributors display on the portion of LGC’s pre-movie advertising network that they operate independently, LGC’s regional distributors may include advertising content on their part of the pre-movie advertising network and violate PRC advertising laws or regulations or expose them and LGC to lawsuits or result in the revocation of LGC’s business license. If any of these events occurs, it could harm LGC’s reputation in the industry.

If LGC is unable to attract advertising clients to purchase advertising time slots on its network, LGC will be unable to maintain or increase its advertising fees, which could negatively affect its ability to grow its profits.

The fees LGC charges advertising clients and agencies for time slots on its network depends on the size and quality of LGC’s network and the demand by advertising clients for advertising time on its network. LGC believes advertising clients choose to advertise on its network in part based on the size of its network and the desirability of the locations of the movie theaters LGC operates. If LGC fails to maintain or increase the number of film screens it operates on or solidify its brand name and reputation as a quality pre-movie advertising provider, advertising clients may be unwilling to purchase time on its network or to pay the levels of advertising fees LGC requires to grow its profits.

When LGC’s current pre-movie advertising network of film screens reaches saturation in the major movie theaters where it operates, LGC may be unable to offer additional time slots to satisfy all of its advertising clients’ needs, which could hamper its ability to generate higher levels of revenues and profitability over time.

When LGC’s pre-movie advertising network of film screens reaches saturation in any particular movie theater, LGC may be unable to offer additional advertising time slots to satisfy all of its advertising clients’ needs. LGC would need to increase its advertising rates for advertising in such movie theaters in order to increase its revenues. However, advertising clients may be unwilling to accept rate increases, which could hamper its ability to generate higher levels of revenues over time. In particular, the utilization rates of LGC’s advertising time slots in the movie theaters with best location are higher than those in other movie theaters and saturation of film screens in these movie theaters could have a material adverse effect on its growth prospects.

If LGC is unable to compete successfully, its financial condition and results of operations may be harmed.

LGC currently competes for overall advertising spending with other alternative media companies, such as Internet, street furniture, billboard and public transportation advertising companies, and with traditional advertising media, such as newspapers, television, magazines and radio. LGC also competes for advertising dollars spent in the pre-movie advertising industry and faces competition from new entrants into the film multimedia industry in the future. Competition in the advertising industry is primarily based on quality of services or program, brand name recognition, network size and geographic coverage, price, and range of services.

Significant competition could reduce LGC’s operating margins and profitability and result in a loss of market share. Some of LGC’s existing and potential competitors may have competitive advantages, such as significant greater brand recognition, financial, marketing or other resources and may be able to mimic and adopt our business model. Several of LGC’s competitors have significantly larger advertising networks than it does, which gives them an ability to reach a larger number of overall potential consumers and which make them less susceptible to downturns in particular sectors, such as the film industry. Significant competition will provide advertising clients with a wider range of media and advertising service alternatives, which could lead to lower prices and decreased revenues, gross margins and profits.

LGC may be subject to, and may expend significant resources in defending against, government actions and civil suits based on the content LGC provides through its pre-movie advertising network.

Civil claims may be filed against LGC for fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of the information displayed on its network. If consumers find the content displayed on LGC’s network to be offensive, movie theaters may seek to hold LGC, and us, responsible for any consumer claims or may terminate their relationships with LGC. Offensive and objectionable content and legal standards for defamation and fraud in China are less defined than in other more developed countries and LGC may not be able to properly screen out unlawful content.

In addition, if the security of the content management system of LGC’s pre-movie advertising network is breached and unauthorized images, text or audio sounds are displayed on its network, viewers or the PRC government may find these images, text or audio sounds to be offensive, which may subject LGC to civil liability or government censure despite LGC’s efforts to ensure the security of its content management system. Any such event may also damage LGC’s reputation. If LGC’s advertising viewers do not believe LGC’s content is reliable or accurate, LGC’s business model may become less appealing to viewers in China and its advertising clients may be less willing to place advertisements on LGC’s network.

LGC has no control over theater chain companies and LGC’s Movie Theater Operating Business may be adversely affected if its access to films is limited or delayed.

In China, film production and distribution entities provide films directly to theater chain companies. Operators of movie theaters lack opportunities to negotiate directly with the film production and distribution entitles for purposes of movie screening. For a movie theater to get the license to screen any movies, it is required to join an existing theater chain or establish its own theater chain. Therefore, we rely on theater chain companies, over whom we have no control, for the films that we exhibit. Although LGC has entered into Theater Chain Agreements with Liaoning North Cinema Line Co., Ltd., according to which the theater chain company will provide LGC with a certain number of films each year. LGC cannot decide which particular films would be provided to it or whether the films provided to it are popular at the moment of exhibition. If the theater chain that LGC has joined could not obtain licenses for first-run exhibition of popular films, LGC’s access to such films would be limited or delayed and LGC’s business may be adversely affected. To the extent that LGC is unable to obtain the license for the exhibition of a popular film in its theaters, LGC’s operating results may be adversely affected.

LGC’s Movie Theater Operating Business depends on film production and performance.

LGC’s ability to operate successfully depends upon the availability, diversity, and appeal of films, its ability to obtain licensed films, and the performance of such films in our markets. The most attended films are usually released during the summer, the calendar year-end holidays, and other holidays, making LGC’s Movie Theater Operating Business highly seasonal. Poor performance of, or any disruption in the production of these films (including by reason of a strike or lack of adequate financing), or a reduction in the marketing efforts of the major film studios, could hurt LGC’s business and results of operations. Conversely, the successful performance of these films, particularly the sustained success of any one film, or an increase in effective marketing efforts of the major film studios, may generate positive results for LGC’s business and operations in a specific fiscal quarter or year that may not necessarily be indicative of, or comparable to, future results of operations.

LGC’s movie theaters are subject, at times, to intense competition.

LGC movie theaters are subject to varying degrees of competition in the geographic areas in which it operates. Competitors may be national circuits, regional circuits, or smaller independent exhibitors. Competition among theater exhibition companies is often intense with respect to the following factors:

•	Attracting patrons. The competition for patrons is dependent upon factors such as the availability of popular films, the location and number of theaters and screens in a market, the comfort and quality of the theaters, and pricing. Competitors have built or may be planning to build theaters in certain areas where LGC operates, which could result in excess capacity and increased competition for patrons.

•	Licensing films. LGC believes that the principal competitive factors with respect to film licensing include licensing terms, number of seats and screens available for a particular picture, revenue potential, and the location and condition of an exhibitor’s theaters.

•	New sites and acquisitions. LGC must compete with exhibitors and others in our efforts to locate and acquire attractive new and existing sites for our theaters. There can be no assurance that LGC will be able to acquire such new sites or existing theaters at reasonable prices or on favorable terms. Moreover, some of these competitors may be stronger financially than LGC. As a result of the foregoing, LGC may not succeed in acquiring theaters or may have to pay more than LGC would prefer to make an acquisition.

The theatrical exhibition industry also faces competition from other forms of out-of-home entertainment, such as concerts, amusement parks, and sporting events and from other distribution channels for filmed entertainment, such as cable television, pay-per-view, and home video systems, and from other forms of in-home entertainment.

An increase in the use of alternative film delivery methods or other forms of entertainment may drive down the attendance of LGC’s theaters and limit its ticket prices.

LGC competes with other film delivery methods, including network, syndicated cable and satellite television, and DVDs, as well as video-on-demand, pay-per-view services, and downloads via the Internet. LGC also competes for the public’s leisure time and disposable income with other forms of entertainment, including sporting events, amusement parks, live music concerts, live theater, and restaurants. An increase in the popularity of these alternative film delivery methods and other forms of entertainment could reduce attendance at LGC’s theaters, limit the prices LGC can charge for admission, and materially adversely affect our business and results of operations.

General political, social, and economic conditions can reduce the attendance of our movie theaters.

LGC’s success depends on general political, social, and economic conditions and the willingness of consumers to spend money at movie theaters. If going to films becomes less popular or consumers spend less on concessions, LGC’s operations could be adversely affected. In addition, LGC’s operations could be adversely affected if consumers’ discretionary income falls as a result of an economic downturn. Geopolitical events, including the threat of domestic terrorism or cyber attacks, could cause people to avoid our theaters or other public places where large crowds are in attendance. In addition, due to LGC’s concentration in certain markets, natural disasters such as hurricanes or earthquakes in those markets could adversely affect our overall results of operations.

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

It is uncertain whether we would be considered as ultimately controlled by Chinese parties. A majority of our outstanding voting securities are currently owned by PRC citizens. It is uncertain, however, if this would be sufficient to give them control over us under the FIL. If future revisions or implementation rules of the FIL mandate further actions, such as the MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, there may be substantial uncertainties as to whether we can complete these actions in a timely manner, if at all, and our business and financial condition may be materially and adversely affected.

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

Risks Relating to the Trading Market

Our largest shareholders owns approximately 51.9% of our Ordinary Shares, which will allow them the ability to elect directors and approve matters requiring shareholder approval by way of resolution of members.

Ms. Qiuli Wang, who was previously our President, and Chairman of the Board, is currently the beneficial owner of 26,640,357, or 51.9% of our current outstanding Ordinary Shares (34.2% directly held by Tianzhen Investments Limited, an entity 100% owned by Ms. Wang, and the remaining 17.7% beneficially owned by Ms. Wang through a proxy agreement entered with Eno Group Limited on September 30, 2018). Ms. Wang has the power to elect all directors and approve all matters requiring shareholder approval without the votes of any other shareholder, significant influence over a decision to enter into any corporate transaction, and the ability to prevent any transaction that requires the approval of shareholders, regardless of whether or not our other shareholders believe that such a transaction is in our best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Ordinary Shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their Ordinary Shares.

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

A recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing on Nasdaq in the future.

On April 21, 2020, the SEC and PCAOB released a joint statement highlighting the risks associated with investing in companies based in or having substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor.

On May 20, 2020, the U.S. Senate passed an act requiring a foreign company to certify it is not owned or manipulated by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditor for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange.

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s working group on financial markets to submit a report to the President within 60 days of the date of the memorandum that should include recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB to enforce U.S. regulatory requirements on Chinese companies listed on U.S. stock exchanges and their audit firms. However, it remains unclear what further actions, if any, the U.S. executive branch, the SEC, and PCAOB will take to address the problem.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our Ordinary Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, Friedman LLP, is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor has been inspected by the PCAOB on a regular basis. However, the above recent developments have added uncertainties to our continued listing on Nasdaq in the future, to which Nasdaq may apply additional and more stringent criteria after considering the effectiveness of our auditor’s audit and quality control procedures, adequacy of personnel and training, sufficiency of resources, geographic reach, and experience as related to our audit.

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

On April 22, 2020, we acquired approximately 51.2% of the issued and outstanding ordinary shares of Leaping Group Co., Ltd. (“LGC”). LGC operates through its VIE, Leaping Media Group Co., Ltd (“LMG”), and its subsidiaries. LMG was established in 2013 as a limited company pursuant to PRC laws, and began generating revenue in 2014. Since the inception of LMG, LGC has consolidated its business practice, and expanded its business operation beyond Event Planning and Execution Services to include Multi-Channel Advertising Services and more recently in 2017, started to invest in films and TV programs production and distribution. LGC established a wholly owned subsidiary of LMG, Horgos Xinyuezhong Film Media Co., Ltd. in 2017 pursuant to PRC laws, which was subsequently dissolved on April 17, 2019. The related parties of LMG also established companies pursuant to PRC laws, including Shenyang Tianniu Media Co., Ltd. in 2013, Yuezhong Media (Dalian) Co., Ltd. in 2016, Yuezhong (Beijing) Film Co., Ltd. in 2017, and Harbin Yuechuzhong Media Co., Ltd., Shenyang Xiagong Hotel Management Co., Ltd., and Liaoning Leaping International Cinema Management Co., Ltd. in 2018. The ownership of these companies was transferred to LMG, resulting in these companies being wholly owned subsidiaries of LMG.

Pursuant to PRC laws, each entity formed under PRC law shall have a certain business scope as submitted to the Administration of Industry and Commerce or its local counterpart. Pursuant to specific business scopes, approval by the relevant competent regulatory agencies may be required prior to commencement of business operations. As such, LGC WFOE’s business scope is to primarily engage in technology development, provision of technology service, technology consulting; development of computer software and hardware, computer network technology, game software, provision of enterprise management and related consulting service, human resource consulting service and intellectual property consulting service. Since the sole business of LGC WFOE is to provide LMG with technical support, consulting services and other management services relating to its day-to-day business operations and management in exchange for a service fee approximately equal to LMG’s net income after the deduction of the required PRC statutory reserve, such business scope is necessary and appropriate under PRC laws. LMG, on the other hand, is also able to, pursuant to its business scope, provide Multi-Channel Advertising Services, Event Planning and Execution Services, and Film Production Services.

Our principal executive offices are located at Room 2803, Dachong Business Centre, Dachong 1st Road, Nanshan District, Shenzhen City, Guangdong Province, China, and our telephone number is +86-755-8696-0818. We maintain a website at www.atifchina.com. Our website or any other website does not constitute a part of this annual report.

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

Since our inception until July 31, 2019, our revenue was mainly generated from our going public consulting services. In April 2020, we acquired 51.2% equity interest in LGC and our revenue was mainly comprised of going public consulting services and event execution and planning services for the year ended July 31, 2020. We generated a total revenue of approximately $5.3 million, $3.1 million and $0.7 million for the fiscal years ended July 31, 2018, 2019, and 2020, respectively. The revenues generated from going public consulting services were $5.2 million, $3.1 million and $0.6 million for the fiscal years ended July 31, 2018, 2019, and 2020, respectively.

Beginning in August 2018, to complement and facilitate the growth of our going public consulting service, we launched AT Consulting Center to offer financial consulting programs in Shenzhen, and in September 2018, we acquired CNNM, or www.chinacnnm.com, a news and media website focused on distributing financial news and information. In July 2019, we launched an investment and financing analysis reporting business. We have not generated any revenue from this financial and news platform since its acquisition, and based on our current financial condition and operating performance, our management has assessed that the likelihood of future use of the financial and news platform is remote. As a result, a full impairment loss of $384,492 has been applied against this financial and news platform for the year ended July 31, 2020.

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

We launched our consulting services in 2015. Our aim was to assist these Chinese enterprises by filling the gaps and forming a bridge between PRC companies and overseas markets and exchanges. We have a team of qualified and experienced personnel with legal, regulatory, and language expertise in several overseas jurisdictions. Our services are designed to help SMEs in China achieve their goal of becoming public companies. We create a going public strategy for each client based on many factors, including our assessment of the client’s financial and operational situations, market conditions, and the client’s business and financing requirements. Since our inception and up to July 31, 2019, we have successfully helped seven Chinese enterprises to be quoted on the U.S. OTC markets and are currently assisting our other clients in their respective going public efforts. All of our current and past clients have been Chinese companies, and we plan to expand our operations to other Asian countries, such as Malaysia, Vietnam, and Singapore, by 2021.

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

Call Option Agreement

Under the Call Option Agreement, the Qianhai Shareholders irrevocably granted WFOE (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in Qianhai. The option price is equal to the capital paid in by the Qianhai Shareholders subject to any appraisal or restrictions required by applicable PRC laws and regulations. As of the date of this annual report, if WFOE exercised such option, the total option price that would be paid to all of the Qianhai Shareholders would be RMB5,000,000 (approximately $730,000), which is the aggregate registered capital of Qianhai. The option purchase price shall increase in case the Qianhai Shareholders make additional capital contributions to Qianhai, including when the registered capital is increased upon Qianhai receiving the proceeds from our IPO.

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

On September 20, 2018, we acquired CNNM, www.chinacnnm.com, a news and media on line platform with over 10 million registered users. However, we have not generated any revenue from this financial and news platform since its acquisition, and based on our current financial condition and operating performance, our management has assessed that the likelihood of future use of the financial and news platform is remote. As a result, a full impairment loss of $384,492 has been applied against this financial and news platform for the year ended July 31, 2020.

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

We believe, if we are able to successfully implement and execute our business strategies for AT Consulting Center, and investment and financing analysis reporting business, then each will have the potential to bring additional revenue streams, and together, combined with our existing going public consulting business, will form an integrated business that is capable of continued growth and expansion into a successful international enterprise.

Termination of an intended acquisition of Sino-fortune Securities Limited

On December 20, 2019, we entered into an Agreement for Sale and Purchase in Respect of Shares and Subordinated Loan of Sinofortune Securities Limited (“Sino-fortune”). Sinofortune is licensed by the Securities and Futures Commission of Hong Kong (the “SFC”) to carry on Type 1 (dealing in securities), Type 2 (dealing in futures contracts), and Type 4 (advising on securities) regulated activities under the SFC.

The purpose of this intended acquisition of Sino-fortune was to establish a platform to help our customers and potential customers to be listed in Hong Kong, or conduct investment or securities trading  through Sino-fortune.   Pursuant to the agreement, we were required to pay total of HK$15.3 million (approximately $1.97 million) to acquire 100% equity interest of Sino-fortune, the acquisition consideration included two components: cash consideration of HK$5.7 million (approximately $0.73 million) and absorb a loan of HK$10 million (approximately $1.24 million) that Sino-fortune borrowed from lender Listco.  In connection with this intended acquisition, we paid an acquisition deposit of HK$1.71 million (approximately $0.22 million) to Sino-fortune and the remaining balance would be paid upon closing the transaction. However, this transaction was subject to the review and approval by SFC, and due to the impact of COVID-19, the approval process had been delayed, and accordingly, this acquisition had not been consummated as of January 31, 2020.  In June 2020, given the uncertainty of the Hong Kong capital market, we terminated the intended acquisition of Sino-fortune and Sino-fortune refunded the acquisition deposit of HK$1.0 million (approximately $0.13 million) to us after deducting a default penalty of HK$710,000 (approximately $92,000) due to our termination of this intended acquisition.

Acquisition of LGC

On April 22, 2020, we completed the acquisition of approximately 51.2% of the issue and outstanding ordinary shares of Leaping Group Co., Ltd. (“LGC”) pursuant to the (i) Debt Conversion and Share Purchase Agreement dated as of April 8, 2020 (the “Debt Conversion SPA”) between us and LGC, and (ii) Share Exchange Agreement dated as of April 8, 2020 (the “Share Exchange Agreement”) by and among the Company, LGC, and all of the shareholders of LGC (the “Sellers”). Under the terms of the Debt Conversion SPA, LGC issued 3,934,029 of its ordinary shares to us in exchange for (i) the satisfaction of the outstanding debt owed to us in the amount of US$1,851,000, and (ii) the issuance of 2,800,000 of our ordinary shares to LGC. Concurrent with the closing of the Debt Conversion SPA and under the terms of the Share Exchange Agreement (the “Acquisitions”), the Sellers assigned an aggregate of 6,283,001 ordinary shares of LGC to us in exchange for an aggregate of 7,140,002 ordinary shares of the Company. After giving effect to the Acquisitions, LGC will be considered our majority-owned subsidiary and its financial statements will be consolidated with ours.

Our Services

Our Going Public Consulting Services

We started our consulting services in China in November 2015, and while currently still in the development stage, we have steadily grown into a company that has achieved some degree of recognition in the going public consulting services industry in China. In 2016, for the purpose of promoting and generating awareness of our business, we held nearly one hundred forums and lectures in Shenzhen, Guangzhou, Hangzhou, Shenyang, Dalian, Jilin, and Xiamen with local government, organizations, and enterprises covering cross-border listing related topics. We also aggressively grew our relationship resources with prospective clients by establishing cooperation with various provincial and city chambers of commerce and business associations throughout mainland China, such as the Wenzhou Chamber of Commerce in Shenyang, Zhejiang Chamber of Commerce in Shenzhen, Shenzhen Elite Chamber of Commerce, and SME Service Platform for the Northeast China. As a result, our consulting services grew rapidly and we were able to achieve profitability in the following years. In 2016, we entered into consulting agreements with three enterprises, which became public companies in the U.S. by being quoted on the OTC market in 2017 under our guidance. We entered into new consulting agreements with three enterprises in fiscal year 2017, twelve in fiscal year 2018, and five in fiscal year 2019. As of the date of this annual report, all our clients are based in mainland China; however, we plan to expand our operations throughout Asia in the near future. We have an experienced professional service team, with extensive experience in going public consulting services, and a network of third-party service providers including accounting firms, law firms, institutional investors, and investment banks.

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

Phase II

Based on the result of our evaluation of the client in the pre-listing phase we devise a detailed going public plan on behalf of our client through the following steps:

•	we offer assistance in streamlining and standardization of the client’s business model and organization structure to achieve optimization;

•	we help the client become familiar with regulations of the securities markets and assist it in meeting the standards for going public;

•	we assist the client in identifying potential employees, advisory board members, board of director members, consultants, advisors, market experts, and any other persons that can add value to the client’s strategy and/or business;

•	we assist the client in identifying qualified professional firms in legal, accounting, investment banking, investor relations, and other required service to support the client’s transition to a public company and its subsequent offerings and investor awareness campaigns;

•	we help review documents related to the going public process such as VIE contracts;

•	we work with other third-party professional parties engaged by the client to identify the most suitable path in going public for the client by means of (i) IPO; (ii) acquisition by or merger with a public company with business operations, (iii) merger with a public company with nominal operations other than a “special purpose acquisition company” (“SPAC”), or (iv) merger with a SPAC:

•	we assess to validate or modify the equity position of the client, and work with qualified investment bankers, certified public accountants, and attorneys to set up the capital structure, stock par value, and holding percentages of its shareholders, and, where necessary, help the clients build a new equity structure in accordance with requirements of the relevant securities regulatory commission;

•	we connect the client facing funding shortages with venture capital funds, banks, or other financial institutions that can provide potential assistance in its financing needs; and

•	we provide business management trainings to the client’s management to prepare them for the responsibilities and requirements that come with being a public company.

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

Consulting Services Clients

The majority of our clients are small to medium-sized enterprises seeking growth and expansion through going public on recognized exchanges, and $0.6 million, which is 94.0% of our total revenues, was generated from our consulting services for the fiscal year ended July 31, 2020 while 100.0% of our total revenues of $3.1 million was generated from our consulting services for the fiscal year ended July 31, 2019. Since our inception in 2015 through July 31, 2020, all of our former and current clients were based in mainland China. The number of our new consulting service clients was twelve, five and two for the fiscal years ended July 31, 2018, 2019, and 2020 respectively. Due to the nature of our consulting business, which requires us to dedicate a large amount of resources to each of our clients, we were able to generate a relatively large revenue from a small number of clients. As a result, we had two, three, and one clients that accounted for more than 10% of our total revenues, for the fiscal years ended July 31, 2018, 2019, and 2020, respectively. As we continue to expand and grow the number of clients, we expect the number of clients that account for more than 10% of our total revenue will decrease accordingly.

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

Caiz Optronics Corp. (“Caiz”)

We entered into a $1 million consulting service agreement with Caiz on February 3, 2020 to act as a business advisor for Caiz to provide various consulting services to Caiz for its initial public offering in the United States. Due to the COVID-19 outbreak and its negative impact, our consulting services to Caiz has been delayed. As of the date of this filing, we only completed the due diligence work for Caiz and charged Caiz $42,000 for such services performed. We estimate to start the market analysis, business planning, legal structure re-organization consulting services for Caiz in the upcoming months.

Shenzhen Agrecoe Biotechnology Co., Ltd. (“Agrecoe”)

Agrecoe is an emerging growth biotechnology company specializing in the research, development, production and sales of microbial inoculants in the three major fields of agriculture, environmental protection and food. We entered into a $1 million consulting service agreement with Agrecoe on June 3, 2020 to act as a business advisor to provide various consulting services to Agrecoe for its initial public offering in the United States. As of the date of this filing, our consulting services to Agrecoe were limited to the due diligence work and preliminary planning.

Yinfu Gold Corporation (OTC: ELRE)

ELRE is an emerging growth company specializing in new-emerging application industries of Internet Technology, Artificial Intelligence (AI) and the Internet of Things (IOT). We entered into a $0.8 million consulting service agreement with ELRE on June 9, 2020 to act as a financial advisor for ELRE. The Agreement was signed to help ELRE for its up-listing to Nasdaq or New York Stock Exchange. As of the date of this filing, our consulting services provided to ELRE were limited to due diligence work and preliminary planning.

Heilongjiang WKG Advertising Co., Ltd., (“WKG”)

WKG is a comprehensive media company for sports event planning, operation and promotion. We entered into a consulting service agreement with WKG on June 17, 2020 to act as a business advisor to provide various consulting services to WKG for its initial public offering in the United States. As of the date of this filing, our consulting services provided to WKG were limited to the due diligence work and preliminary planning.

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

Advisors of AT Consulting Center

Our advisors are experts in their respective fields and many enjoy stellar reputations in the consulting industry. The followings are some of our advisors:

Jun Liu - Mr. Liu is our Chairman and President of our Board. Mr. Liu earned his Doctorate degree in International Finance from Camden University in the U.S., in 2015. He was awarded “China’s outstanding innovative entrepreneur” in 2009. He is a former expert committee member of E-government of Chinese Academy of Science, and former Director of the Shenzhen Service Centre of the National Internet Project. Mr. Liu served as the Head of Sales for Alibaba’s South China District from December 2000 to December 2001. He is the founder of B2B.CN, one of China’s top 10 largest e-commerce companies. He is also the founder of Morgan Network Ltd., a B2C online shopping mall. Mr. Liu has theoretical and practical experience in domestic and overseas capital markets, financing, mergers and acquisitions.

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

On September 14, 2018, we held the “Becoming Public” lecture. The expert speakers included Mr. Jun Liu, our Chairman and President and previously our CEO, and president of Elite Trade Association; Mr. Ming, president of the Elite Chamber of Commerce; Mr. Jianwen Huang, committee member of Datong World International; Mr. Xiao Liu, Chairman of board of Bausch & Lomb Glasses; Mr. Wei Xu, Chairman of the board of Xinmingguang Holding Group; Ms. Wei Zhang, Chairman of Jingjian Investment Co.; Mr. Xiangfa Zhang, senior partner of Dentons Law Firm; and Ms. Jingwen Li, a professional financial auditor. We invited more than 50 enterprises and dozens of financial investment institutions to participate at the lecture, during which our expert speakers carried out evaluations and offered valuable professional guidance for the participating enterprises’ going public projects.

On September 28, 2018, we held another lecture, at which Mr. Jun Liu, our Chairman and President and previously our CEO, and president of the Elite Trade Association, spoke about the wisdom of life. Mr. Liu analyzed the true meaning of an “excellent life” from various aspects such as self-improvement, career development, and fulfillment. Speaking about his own life experience, Mr. Liu provided an outlook of an “excellent life” through the perspectives of a successful entrepreneur, and illustrated the importance of continuing learning and pursuing of excellence in life.

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

LGC’s Multi-channel Advertising, Event Planning and Execution, Film Production and Movie Theater Operating Business

LGC currently operates a multi-channel advertising business, event planning and execution business, film production business, and movie theater operating business in China. Currently, LGC’s primary market is Heilongjiang and Liaoning, covering major second-tier cities in the areas such as Harbin and Shenyang. LGC’s services are as follows:

•	Multi-Channel Advertising Services. LGC provides advertising creation and production, pre-movie advertisements display, and advertising result evaluation. Typically, LGC will sign an advertising service agreement with an advertising client to undertake the advertising campaign of the client. The scope of service varies according to clients’ needs; it could be a full package of all the above services, or the combination of the latter two services. The price of 15-second slots on our pre-movie advertising network currently ranges from US$3,810 to US$5,276 based on the number of movie theaters in which the advertisement is placed, the length of the time slot purchased, and the duration of the advertising campaign.

•	Event Planning and Execution Services. LGC provides services related to planning and arrangement of events, and production of related advertising materials. After entering an event planning and execution service agreement with a client, LGC will first decide on the suitable form for a marketing event. If it is an offline event, LGC will choose an event venue based on the target customers and budget, design and order exhibition models, decorate the venue, and hold the event on the designated date. If it is an online event, LGC will develop the concept and discuss them with the client. Upon approval, LGC’s designers will design the website based on the concept, and provide background support to make sure that the website is successfully launched and maintained. Typical marketing events include brand promotion through elevator and in-store LED billboard advertisements and potential customer information collection by offering incentives such as static display, performances, free movie tickets, and VR experiences. LGC’s fees for providing Event Planning and Execution Services for an event is negotiated with the client on a case-by-case basis, depending on the scale and length of the event, the number of employees and independent contractors involved, and the desired effect of the event.

•	Film Production Services. LGC Film Production Services include investment in films and TV programs and their distribution in movie theaters or through online platforms.

•	Movie Theater Operating Business. LGC invests in and operates movie theaters in China. LGC currently operates three movie theaters in Shenyang with a total of 17 screens. The operating of our own movie theaters will further enhance both our Multi-Channel Advertising Business and Film Production Business.

•	5G & AI Information Distribution Platform. LGC is investing in and developing a 5G & AI information distribution platform (the “Platform”) to integrate big data of urban cities, enhance effective interaction between consumers and merchants, and boost China’s digital economy. The Platform will feature integration of big platforms, systems, and services, as well as decision making through big data. Once completed, it will be an intelligent information publishing platform that utilizes a unified government network as the channel, a unified cloud data center as the carrier, and a unified information security protection feature as the safeguard. In addition, the Platform will mainly focus on facilitating information sharing, interconnectivity, and business collaboration.

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

We are constantly seeking new and effective marketing channels in order to grow into an international consulting company with clients and branches throughout Asia. To complement and facilitate our growth perspectives, in 2018, we launched AT Consulting Center, we believe, it has the great potential in becoming instrumental in our marketing efforts for continued growth of our consulting business.

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

LGC’s Multi-Channel Advertising Business and Event Planning and Execution Business compete primarily with several different groups of competitors:

•	advertising companies that operate pre-movie advertising networks, and out-of-home digital advertising networks beyond the film sector;

•	in-house advertising companies of cinemas that may operate their own advertising networks; and

•	other advertising media companies, such as Internet, street furniture displays, billboards and public transport advertising companies, and with traditional advertising media, such as newspapers, TV, magazines and radio, some of which may advertise near the cinemas in which we have exclusive contract rights to operate pre-movie advertising.

LGC competes for advertising clients primarily on the basis of network size and coverage, location, price, quality of our programs, and the range of services that we offer and our brand recognition. In the advertising market, LGC’s main competitors include Focus Media Holding Ltd., JCDecaux, and VisionChina Media Inc., all of which operate in multiple cities in China. In addition, LGC competes with local advertising providers in each geographic market where LGC has a presence. LGC’s major competitor in the Heilongjiang market is Harbin Zhuri Media Co., Ltd. LGC’s major competitors in the Liaoning market are Shenyang Focus Media Co., Ltd. and Shenyang Xinliaoguang Advertisement Co., Ltd.

LGC believes that it currently does not have any credible competitors in the pre-movie advertising market in Liaoning. Companies that offer Multi-Channel Advertising Services in Northeast China include Harbin Zhuri Media Co., Ltd. and Jilin Xinzhan Media Co., Ltd.

Although LGC currently does not operate its Multi-Channel Advertising Business in Liaoning, LGC plans to expand it to cover major cities in eight provinces on the eastern seaboard and in the central area of China. In the pre-movie advertising markets outside Liaoning, LGC’s potential competitors include Shanghai Jingmao Culture Communication Co., Ltd., and Wanda Media Co., Ltd. Many competitors have a longer history than LGC in the pre-movie advertising industry and may have a more extensive network that extends beyond the film sector and offers a more diversified portfolio. This may make their networks more attractive to advertising clients and less reliant on a particular advertising sector. In addition, LGC may also face competition from new entrants into the pre-movie advertising sector in the future.

LGC’s Film Production Business competes with other investors and distributors of films and TV programs, internet media and entertainment services, as well as major TV stations.

LGC’s Movie Theater Operating Business competes with national movie circuits, regional circuits, or smaller independent exhibitors. LGC’s main competitors include Wanda Cinemas, Dadi Cinemas, Jingyi Cinemas, and CGV Cinemas, all of which have significant presence in Shenyang, the major area in which LGC operates its movie theaters. Although LGC currently does not operate its movie theaters outside Shenyang, LGC plans to build new theaters in cities in Northeast China, such as Dalian, Harbin and Anshan. In those markets, LGC’s potential competitors include Wanda Cinemas, Dadi Cinemas, Jingyi Cinemas, and CGV Cinemas. Many competitors have a longer history than LGC in the movie theater operating business. Potential customers’ familiarity with their theater brand may make their theaters more attractive to moviegoers. In addition, LGC may also face competition from new entrants into the movie theater operating business in the future. Further, the theatrical exhibition industry faces competition from other forms of entertainment such as concerts, amusement parks and sports events, and from other channels for filmed entertainment, such as DVDs, online streaming, and home video systems.

Employees

As of July 31, 2020, we had approximately 19 full-time employees and LGC had approximately 78 full-time employees. None of our employees are subject to collective bargaining agreements governing their employment with us. We believe our employee relations are good.

Seasonality

We currently do not experience seasonality in our consulting operations.

For our media business, revenues generated by LGC’s Movie Theater Operating Business are dependent upon the timing of movie releases by theater chain companies. The most marketable movies are usually released during the summer, the year-end holiday seasons and other holidays. Therefore, LGC’s business experiences seasonality, with higher attendance and revenues generally occurring during the summer months and holiday seasons.

Legal Proceedings

Except for the arbitration proceeding and litigation disclosed below, we are not currently a party to any legal or arbitration proceeding the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business, operating results, cash flows, or financial condition.

On November 4, 2019, Shenzhen Court of International Arbitration notified Qianhai regarding the request for arbitration initiated by Huale Group Co., Limited (“Huale”) related to a Going Public Consulting Service Agreement dated March 2, 2017, by and between Qianhai and Huale. Huale claimed that Qianhai failed to refund a deposit of $300,000 after the parties terminated the agreement. Huale asserted its claim at $300,000 (RMB2,073,750), plus any related arbitration fees. On November 14, 2019, Qianhai submitted a counterclaim request, claiming that the $300,000 shall not be refunded since it constituted service fees for consulting services provided to Huale by Qianhai pursuant to the Going Public Consulting Service Agreement. Qianhai asserted its counterclaim for legal fees of RMB88,000, plus any related arbitration fees and travel, translation, and other expenses related to this arbitration proceeding. Qianhai intends to vigorously defend itself and pursue its counterclaim in this proceeding. On September 27, 2020, we received notice of the arbitration award dated September 25, 2020 issued by the Shenzhen Court of International Arbitration that Huale won the arbitration case and that Qianhai is obligated to pay back to Huale a deposit of $250,000 and shall bear the arbitration fees. Based on the court ruling, we accrued legal liabilities of $261,724 as of and for the year ended July 31, 2020.

On May 14, 2020, Boustead Securities, LLC (“Boustead”) filed its original complaint in the United States District Court for the Southern District of New York (CV-03749) against Leaping Group Co., Ltd. and us. The case arises from a consulting agreement between us and Boustead, wherein Boustead claims that it is entitled to fees in connection with our cancellation of an $1,851,000 outstanding debt owed by Leaping Group and issuance of 9,940,002 ordinary shares to Leaping Group in exchange for a 51.2% interest in Leaping Group. Boustead claims that we breached that consulting agreement and is entitled to fees in connection with the Company acquiring control of Leaping Group. Boustead’s complaint alleges four causes of action against us including breach of contract; breach of the implied covenant of good faith and fair dealing; tortious interference with business relationships and quantum meruit.

On October 6, 2020, we filed a motion to dismiss Boustead’s Complaint pursuant to Federal Rule of Civil Procedure 12(b)(6) and 12(b)(5). On October 9, 2020, the United States District Court for the Southern District of New York directed Boustead to respond to the motion or amend its Complaint by November 10, 2020. Boustead opted to amend its complaint and filed the amended complaint on November 10, 2020. Boustead’s amended complaint asserts the same four causes of action against ATIF and Leaping Group as its original complaint. The Company filed another motion to dismiss Boustead’s amended complaint on December 8, 2020. As such, the Boustead litigation is currently in the pleadings stage. Our management believes it is premature to assess and predict the outcome of this pending litigation.

Tax

Qianhai, WFOE, LMG and LGC WFOE, as PRC entities, are subject to enterprise income tax (“EIT”) according to applicable PRC tax rules and regulations.

PRC enterprises are required to prepay the EIT on a monthly or quarterly basis and to file provisional EIT returns with the tax authorities within 15 days of the end of each quarter based on actual monthly or quarterly profits. Enterprises that have difficulty in paying monthly or quarterly tax based on actual monthly or quarterly profits may make payments based on the monthly or quarterly average taxable income in the preceding calendar year, or by any other methods approved by the relevant tax authorities. Qianhai, WFOE, LMG and LGC WFOE have filed all quarterly EIT returns based on actual quarterly profits since inception.

•	ATIF HK, a Hong Kong entity, has not generated revenues as July 31, 2020 but it will be subject to 16.5% tax rate according to Hong Kong tax rules and regulations, if it starts to generate revenue in the future.

•	Yuezhong Media HK, a Hong Kong entity, is subject to a 16.5% tax rate according to Hong Kong tax rules and regulations for any revenues it may generate.

Facilities/Property

Please refer to “Item 4. Information on the Company—D. Property, Plants and Equipment.”

Intellectual Property

We have received the approval for the following trademark registrations:

Trademark	Jurisdiction	Category	Effective Date	Expiration Date
ATIF	China	36	May 7, 2019	May 6, 2029
ATIF	Hong Kong	36	January 31, 2019	August 28, 2028
亚洲时代	China	36	May 14, 2017	May 13, 2027
亞洲時代	Hong Kong	35;36;41	November 26, 2019	April 11, 2029
CNNM	Hong Kong	35; 38	August 29, 2018	August 28, 2028
INTERNATIONAL SCHOOL OF FINANCE	Hong Kong	41	August 29, 2018	August 28, 2028

In addition, we are in the process of registering the “IPOEX” trademark in China, the United Kingdom, the European Union, Singapore and Korea.

LGC received a certificate of registration for its design mark and is in the process of registering the “Leaping Media Group” trademark in China. LGC owns the copyright of its logo, the web TV series “Meet Myself,” and the film “The Master-Hand,” and the internet domain names “yzcmmedia.cn” and “yzcmmedia.com.”

We also own six domain names: asiaerachina.com, chinacnnm.com, atifchina.com, atifus.com, and atifcn.com.

Below are images of our trademarks:

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

Regulations on domain names

The Ministry of Industry and Information Technology of the PRC, or the MIIT, promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017, and replaced the Administrative Measures on China Internet Domain Name promulgated by the MIIT on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide true, accurate, and complete information of their identities to domain name registration service institutions. The applicant will become the holder of such domain names upon completion of the registration procedure. As of July 31, 2020, we had completed registration of six domain names, “asiaerachina.com,” “chinacnnm.com,” “atifchina.com,” “atifus.com,” “atifcn.com,” and “ipoex.com,” in the PRC and became the legal holder of such domain names.

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

If any shareholder who is a PRC resident (as determined by Circular 37) holds any interest in an offshore SPV and fails to fulfil the required foreign exchange registration with the local SAFE branches, the PRC subsidiaries of that offshore SPV may be prohibited from distributing their profits and dividends to their offshore parent company or from carrying out other subsequent cross-border foreign exchange activities. The offshore SPV may also be restricted in its ability to contribute additional capital to its PRC subsidiaries. Where a domestic resident fails to complete relevant foreign exchange registration as required, fails to truthfully disclose information on the actual controller of the enterprise involved in the return investment or otherwise makes false statements, the foreign exchange control authority may order them to take remedial actions, issue a warning, and impose a fine of less than RMB300,000 (approximately $43,000) on an institution or less than RMB50,000 (approximately $7,300) on an individual.

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

As of the date of this annual report, our Beneficial Owners have not completed registrations in accordance with Circular 37, they are currently working on their registrations in the local Administration of Exchange Control. The failure of our Beneficial Owners to comply with the registration procedures may subject each of our Beneficial Owners to fines of less than RMB50,000 (approximately $7,300). If the registration formalities cannot be processed retrospectively, then the repatriation of the financing funds, profits, or any other interests of our shareholders obtained through special purpose vehicles, for use in China, would be prohibited. As a result, any cross-border capital flows between our PRC subsidiary and its offshore parent company, including dividend distributions and capital contributions, would be illegal

Circular 19 and Circular 16

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

Ronghua Liu and Qiang Chen, shareholders of Qianhai, have signed a consent to undertake and guarantee to fully reimburse and compensate us for any possible losses due to its non-compliance of the rules and regulations governing employees’ social insurance and housing funds, in case we are required by relevant government authorities to make up for any outstanding payments and penalties for employees’ social insurance and housing funds in the future.

PRC Regulations Related to LGC

LGC operate its business in China under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority. This section summarizes the principal PRC regulations applicable to LGC’s business.

Regulation on Advertising Services

The Standing Committee of the National People’s Congress, enacted the Advertising Law of the People’s Republic of China, or the Advertising Law, on October 27, 1994, and revised it on October 26, 2018. As the most important law aimed at regulating the advertising service industry, the Advertising Law sets the code of conduct for enterprise providing advertising services in China. The Advertising Law stipulates in detail the content, forms for distribution, productions and areas prohibited from advertising, as well as penalties and liabilities for violating the Advertising Law.

Regulation on Foreign Direct Investment in Advertising Companies

According to the Provisions on Guiding the Orientation of Foreign Investment (Order No. 346 of the State Council), which were promulgated by the State Council of the PRC on February 11, 2002, and came into effect on April 1, 2002, projects with foreign investment are divided into four categories, namely, encouraged, permitted, restricted and prohibited. The encouraged, permitted, restricted and prohibited projects with foreign investment are listed in the Catalogue of Industries for Guiding Foreign Investment (2017 version), or the Catalogue, which was jointly amended by the NDRC and the MOFCOM, on June 28, 2017, and came into effect on July 28, 2017, and the 2019 Negative List, which came into effect on July 30, 2019. According to the Catalogue and the 2019 Negative List, advertising service is a permitted industry. Since foreign investors have been permitted to directly own 100% interest in advertising companies in China, LGC would not be subject to access restrictions for operations in advertising industry as required by the Chinese government. LGC is not required to apply to the MOFCOM for special approval for our operations. LGC is permitted to acquire the equity interests of its VIE under the rules allowing for whole foreign ownership.

Regulations on Business License for Advertising Companies

The State Council promulgated the Regulations on Control of Advertisement, on October 26, 1987, according to which a company that wishes to engage in advertising activities must obtain from the State Administration for Industry and Commerce, or the SAIC, or its local branches, a business license which specifically includes advertising within its scope. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. LGC does not expect to encounter any difficulties in maintaining its business licenses. LMG, LGC’s VIE, has obtained such a business license from the local branches of the SAIC as required by existing PRC regulations.

Regulations on Advertising Content

The Advertising Law sets forth certain content requirements for advertisements in China, which include prohibitions on, among other things, misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisements for anesthetic, psychotropic, toxic or radioactive drugs are also prohibited. The dissemination of tobacco advertisements via media is also prohibited as well as the display of tobacco advertisements in any waiting lounge, theater, cinema, conference hall, stadium or other public area. There are also specific restrictions and requirements regarding advertisements that relate to matters such as patented products or processes, pharmaceuticals, medical instruments, agrochemical, foodstuff, alcohol and cosmetics. In addition, all advertisements relating to pharmaceuticals, medical instruments, agrochemical and veterinary pharmaceuticals advertised through radio, film, television, newspaper, magazine, out-of-home and other forms of media, together with any other advertisements which are subject to censorship by administrative authorities according to relevant laws and administrative regulations, must be submitted to the relevant administrative authorities for content approval prior to dissemination.

Regulations on Production and Operation of Radio/Television Programs

On July 19, 2004, the State Administration of Press, Publication, Radio, Film, and Television (the “SAPPRFT”) promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, or the “Radio and Television Program Production Measures,” which came into effect on August 20, 2004 and were amended on August 28, 2015. The Radio and Television Program Production Measures provide that any business that produces or operates radio or television programs must obtain a Broadcasting and Television Program Production and Operation Permit. Entities holding such permits shall conduct their business within the permitted scope as provided in their permits.

On July 6, 2012, the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT, and the Cyberspace Administration of China, or the CAC, promulgated the Notice on Further Strengthening on the Administration of Internet Audio-video Programs including Web TV Series and Micro Movies. On January 12, 2014, the SAPPRFT promulgated the Supplementary Notice on Further Improving the Administration of Internet Audio-video Programs including Web TV Series and Micro Movies, or the “Supplementary Notice,” providing that the entities engaged in producing internet audio-video programs, including web TV series and micro movies, shall legally obtain the Broadcasting and Television Program Production and Operation Permit.

Each of LMG and Yuezhong (Beijing) Film Co., Ltd. has obtained a Broadcasting and Television Program Production and Operation Permit for their respective businesses.

Regulations on Internet Audio-video Programs

According to the Notice on Further Strengthening the Planning, Construction and Management of Internet Original Audio-video Programs issued by the SAPPRFT, Internet movies (micro movies) with an investment of more than RMB one million (approximately US$145,560.41) are key Internet original audio-video programs. For a key internet audio-video program, Internet audio-video service entities shall record its name, production agency subject matter, and duration, a content brief of no less than 1500 words, an explanation of its ideological connotation of no less than 300 words, and other relevant information at the stage of creation planning, and file the records through the recording system for web series, micro movies, and other Internet audio-video programs.

According to the Notice on Further Strengthening the Management of Internet Audio-video Programs including Web Series and Micro Movies as well as the Supplementary Notice on Further Perfecting the Management of Internet Audio-video Programs including Web Series and Micro Movies, prior to publishing Internet audio-video programs, including web series and micro movies, Internet audio-video service entities shall organize examiners to review such programs. After this self-examination is completed, the Internet audio-video service entities shall also submit information of their self-examined programs to provincial branches of the SAPPRFT. The programs shall not be published online until the processes of information filing have been completed and the filing numbers have been labeled on the programs by the Internet audio-video service entities.

As of the date of this annual report, LGC have not completed the above-mentioned filing procedures as required by the regulations for our original Internet film “The Master-Hand.” See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the PRC. As of the date of this report, we have not completed the necessary filing procedures for our original Internet film “The Master-Hand,” and, as a result, the planned release of the film may be delayed or we may even be ordered to cancel the release, which could materially and adversely affect our business and our financial condition.

Regulations on Foreign Investment in Film Production Companies

According to the 2019 Negative List, which came into effect on July 30, 2019, foreign investors are prohibited from investing in film production or distribution companies, cinema line companies and film importing business. As for construction and operation of movie theaters, the controlling shareholder shall be Chinese citizens or institutions.

In view of these restrictions on foreign direct investment in film production companies under which LGC’s business may fall, including radio/television programs production, film production and operation business, LGC has established various domestic consolidated affiliated entities to engage in film production business. LMG, LGC’s VIE, holds the Broadcasting and Television Program Production and Operation Permit and is responsible for our Film Production Business; LGC WFOE is not involved in film production, although it provides management and consulting services to LMG and receives service fees from LMG through contractual arrangements. Due to the lack of interpretative guidance from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements to constitute foreign ownership of a film production business. See “Item 3. Key Information — D. Risk Factors —Risks Related to LGC’s Business —There are uncertainties under the Foreign Investment Law relating to the status of businesses in China controlled by foreign invested projects primarily through contractual arrangements, such as our business.” In order to comply with PRC regulatory requirements, LGC operates a substantial portion of its business through its consolidated affiliated entities, which LGC has contractual relationships with but LGC does not have actual ownership interests in. If LGC’s current ownership structure is found to be in violation of current or future PRC laws, rules, or regulations regarding the legality of foreign investment in film production or distribution business and other types of businesses on which foreign investment is restricted or prohibited, LGC could be subject to severe penalties.

Regulations on Film Production

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Film Industry Promotion Law of the People’s Republic of China (the “Film Promotion Law”), which took effect on March 1, 2017. On April 3, 2004, the SAPPRFT promulgated the Provisions on the Archival Filing of Film Scripts (Abstracts) and the Administration of Films, or the “Filing Provisions,” which took effect on June 22, 2006, and was amended on December 11, 2017. The Film Promotion Law and Filing Provisions provide that any person or any organization that plans to make a film shall, prior to the production of the film is commenced, file an outline of the film script, with the SAPPRFT or its local branches in the PRC. If the film involves a major theme or a theme relating to national security, diplomacy, nationality, religion, or military affairs, the film script shall be submitted for review according to relevant regulations of the PRC. Where the outline of the film script conforms to the required standards, the SAPPRFT or its local branches shall make an announcement on the basic information about the film to be made, and issue a filing certificate within the time limit prescribed in the Administrative License Law. The producer of the film is not qualified to apply for a Film Release License until it obtains a filing certificate. Only when the Film Release License has been issued could the film be distributed and projected in movie theaters.

Regulations on Movie Censorship

Pursuant to the Film Promotion Law, a legal person or any other organization shall submit a film completed by it to the film department of the State Council or the film department of the people’s government of the province, autonomous region, or municipality directly under the Chinese central government for censorship. The film department shall make a censorship decision within 30 days of acceptance of the application for censorship. If the film conforms to the provisions of the Film Promotion Law, the film department shall permit the public release of the film, grant a permit for public release of the film, and issue an announcement of it; otherwise, it shall not permit the public release of the film, and notify in writing the applicant of the decision and the reasons.

According to the Film Promotion Law, a film shall not include: (1) any content violating the basic principles as established in the Constitution or instigating resistance to or disruption of the implementation of the Constitution, laws, and administrative regulations; (2) any content jeopardizing China’s unity, sovereign, or territorial integrity, leaking national secrets, endangering national security, damaging China’s dignity, honor, and interests, or advocating terrorism or extremism; (3) any content defaming fine national cultural traditions, instigating ethnic hate or discrimination, infringing upon ethnic customs and habits, distorting national history or national historical figures, hurting national sentiments, or undermining national solidarity; (4) any content instigating the disruption of the religious policies of the state or propagating cults or superstition; (5) any content jeopardizing social ethics, disrupting the public order, undermining social stability, advocating obscenity, gambling, or drug abuse, highlighting violence or terror, instigating crimes or teaching methods for committing crimes; (6) any content infringing upon the lawful rights and interests of minors or damaging the physical and mental health of minors; (7) any content insulting or defaming others, disseminating others’ privacy, or infringing upon the lawful rights and interests of others; and (8) any other content as prohibited by the laws and administrative regulations.

Regulations on Film Projection

According to the Film Promotion Law and the Regulations on the Administration of Films which took effective on February 1, 2002, upon the approval of the film authority under the local people's government at the county level and the issuance of the “License for Operating Projection of Films,” an enterprise with appropriate conditions in terms of personnel, site, technology, and equipment may carry out film projection activities at cinemas and other fixed projection sites. Cinemas shall abide by the laws and administrative regulations on public security, fire control, and public place hygiene, maintain the public order and environmental hygiene at projection sites, and ensure the safety and health of audience. A film is not allowed to be distributed or projected until it has obtained the License for Public Projection of Film. Projection of films shall be undertaken in compliance with the state regulations regarding the time proportions specified for domestic films and imported films. The time of projection allotted by a film projection unit to domestic films shall account for no less than two-thirds of the total amount of time of projection each year. Cinemas shall truthfully keep statistics of film sales revenue and provide authentic and accurate statistics, and shall not cheat or mislead the audience or disturb film market order by any illegal means such as fabricating transactions, or falsely reporting or concealing sales revenue.

Those who establish a film projection unit or those who are engaged in the activities of film projection without authorization, shall be banned by SAIC or its local branches, and shall be investigated for criminal liabilities in accordance with the provisions in the Criminal Law on the crime of illegal business operation. If the case is not serious enough for criminal punishment, the illegal proceeds and special instruments and equipment used in the illegal operation shall be confiscated. In addition, if the amount of illegal proceeds is no less than RMB50,000 (approximately US$7,300), a fine of no less than five times but no more than 10 times the amount of illegal proceeds shall be imposed; if there are no illegal proceeds or the amount of illegal proceeds is less than RMB50,000 (approximately US$7,300), a fine of no less than RMB200,000 (approximately US$29,000) but no more than RMB500,000 (approximately US$73,000) shall be imposed.

Liaoning Leaping International Cinema Management Co., Ltd. has obtained the License for Operating Projection of Films, which will expire on January 29, 2022, the Hygiene License, which will expire on January 29, 2023, and the certification for fire control examination. Liaoning Leaping International Cinema Management Co., Ltd. is allowed to engage in the film projection business.

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

Section 21 of the COIAO stipulates that any person who publishes, or possesses for the purpose of publication, any obscene article commits an offence and is liable to a fine of HK$1,000,000 (approximately US$128,000) and may be subject imprisonment for up to three years.

Section 22 of the COIAO stipulates that any person who publishes any indecent material accessible to a juvenile commits an offence, whether intentionally or unintentionally. Such offences impose a fine of HK$400,000 (approximately US$51,000) and imprisonment of 12 months on first conviction. A second or subsequent conviction will give rise to a fine of HK$800,000 (approximately US$102,000) and imprisonment of up to 12 months.

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

Pursuant to the PDPO, if any of the above principles are not complied with, the Privacy Commissioner for Personal Data (the “PDPD”) may serve an enforcement notice to direct the data user to remedy the contravention and/or instigate prosecution actions. Further, section 50A of the PDPO provides that contravention of an enforcement notice is an offence which could result in a maximum fine of HK$50,000 (approximately US$6,400) and imprisonment for two years. The PDPO also criminalizes misuse or inappropriate use of personal data in direct marketing activities under Part VI of the PDPO.

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

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) (the “BRO”)

The BRO requires every person, whether a company or an individual, who carries on a business in Hong Kong to apply for business registration certificate from the Inland Revenue Department within one month from the date of commencement of the business, and to display the valid business registration certificate at the place of business. Any person who fails to apply for business registration or display a valid business registration certificate at the place of business shall be guilty of an offence, and shall be liable to a fine of HK$5,000 (approximately US$640) and to imprisonment for one year.

C.            Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

D.            Property, Plants and Equipment

Our principal executive office is located at Room 2803, Dachong Business Centre, Dachong 1st Road, Nanshan District, Shenzhen City, Guangdong Province, China. We lease an aggregate of 890 square meters of property from an unrelated third party pursuant to the terms of a lease agreement. The term of the lease is from November 27, 2019, through December 27, 2021, with monthly rental expenses of RMB172,642.2 (approximately $25,000).

On April 1, 2019, we entered into a lease agreement to lease office space in Hong Kong in order to provide additional administration and service department office space for our subsidiary ATIF Limited. The term of the lease is from April 1, 2019, through December 27, 2019, with monthly rental expenses of HK$100,000 (approximately $12,800). We do not plan to renew the lease agreement upon its expiration. On October 30, 2019, we entered into another lease agreement to rent a larger office space in Hong Kong. The term of the lease is from November 18, 2019, through November 17, 2021, with monthly rental expenses of HK$175,584 (approximately $22,400).

On August 16, 2019, we entered into a lease agreement to lease an office space in California. The term of the lease is three years from September 1, 2019, to August 31, 2022, with total rental expenses of $175,662.

LGC’s principal executive office is located at 2010 Huaruntiexi Center, Tiexi District, Shenyang, Liaoning Province, People’s Republic of China. LGC leases over 7,230 square feet of office space for its headquarters pursuant to a lease agreement entered on July 23, 2018, with monthly rental expenses of RMB55,000 (approximately US$8,000). The lease expired on July 22, 2021, and was renewed for an additional 12 months on July 22, 2020, with monthly rental expenses of RMB56,667 (approximately US$8100). LGC also leases approximately 80,654 square feet of spaces for its movie theaters in Shenyang.

LGC’s other subsidiaries do not have leases for office space.

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. See “Cautionary Language Regarding Forward-Looking Statements.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

Overview

We are a consulting company offering financial consulting services to small and medium-sized enterprise customers in China. Our goal is to become an international financial consulting company with clients and offices throughout Asia. Since our inception in 2015, we have primarily focused on helping clients going public on the OTC markets and exchanges in the United States (U.S.), but we are in the process of expanding our service to listing clients on domestic exchanges in China as well as the Hong Kong Stock Exchange.

On April 22, 2020, we completed the acquisition of approximately 51.2% of the equity interest of Leaping Group Co., Ltd. (“LGC”) from its original shareholders. LGC, through its subsidiaries and VIE operating entities, is engaged in the Multi-Channel Advertising Business, Event Planning and Execution Business, Film Production Business and Movie Theater Operating Business (collectively “media business”) in China.

As of July 31, 2020, we have two business lines, which include the provision of financial consulting services, and a media business, which provides of multi-channel advertising, event planning and execution, and movie theater operating business.

Our financial consulting services

We launched our consulting services in 2015. Our aim was to assist these Chinese enterprises by filling the gaps and forming a bridge between PRC companies and overseas markets and exchanges. We have a team of qualified and experienced personnel with legal, regulatory, and language expertise in several overseas jurisdictions. Our services are designed to help SMEs in China achieve their goal of becoming public companies. We create a going public strategy for each client based on many factors, including our assessment of the client’s financial and operational situations, market conditions, and the client’s business and financing requirements. Since our inception and up to the date of this report, we have successfully helped three Chinese enterprises to be quoted on the U.S. OTC markets and are currently assisting our other clients in their respective going public efforts. All of our current and past clients have been Chinese companies, and we plan to expand our operations to other Asian countries, such as Malaysia, Vietnam, and Singapore, by 2021.

For the year ended July 31, 2018, we entered into consulting service agreements with 12 companies, and for the year ended July 31, 2019, we provided consulting services to five companies, among which two companies aimed to go public in the U.S. through IPOs and the remaining three clients aimed to go public through reverse mergers. For the year ended July 31, 2020, we provided consulting services to two companies, among which one company aimed to go public through reverse merger. The decrease in volume of consulting services was due to the recent intense tariff issues between the U.S. and China, which has become more fragile as a result of the outbreak and spread of COVID-19, plus the tightening of U.S. legislation and public listing rules to curb some small Chinese companies to access the U.S. capital markets. As a result, an increasing number of Chinese companies are putting off or slowing down their plans for U.S. listings due to these uncertainties

Our total revenue generated from consulting services amounted to $0.6 million, $3.1 million and $5.3 million for the years ended July 31, 2020, 2019, and 2018, respectively.

	For the years ended July 31,
	2020		2019		2018
	Amount	% of total revenue	Amount	% of total revenue	Amount	% of total revenue
Revenue from consulting services	$645,127	100.0%	$3,078,758	100.0%	$5,236,196	98.6%
Revenue from customer's initial registration fee	-	0.0%	-	0.0%	71,695	1.4%
Total revenue	$645,127	100.0%	$3,078,758	100.0%	$5,307,891	100.0%

Although our consulting service revenue decreased in fiscal year 2020, we established new branch offices in Hong Kong and the United States in 2020 in order to increase our exposure, and we also plan to hire more specialized and talented employees in order to provide better services to our customers in the future. We believe our competitive strengths, including but not limited to, highly qualified professional service team with extensive experience in going public and consulting services, recognition and reputation of our services achieved from our previous success helping our clients going public, established long-term professional relationships with a group of well-known third-party professional providers both domestically and in the U.S., and established long-term cooperation relationships with local chambers of commerce and associations, will help us develop more customers for our consulting services to generate increased revenue in the long run.

Our Media business

On April 22, 2020 (the “Closing Date”), we completed the acquisition of 51.2% of the equity interest of LGC from its original shareholders for a total consideration of approximately $22.92 million, including cash consideration of $1.85 million and a share consideration of 9,940,002 shares of our common stock with fair value of approximately $21.07 million. Upon closing of the acquisition, LCG became a subsidiary of ATIF, over which ATIF owns 51.2% equity interest. LGC, through its subsidiaries and VIE operating entities, is engaged in the media business in China. LGC used to be one of our clients that sought to be listed in the United States through an IPO. Effective April 22, 2020, we were able to consolidate the operations of LGC and are now operating a separate media business.

Our Multi-Channel Advertising Services include advertising creation and production, pre-movie advertisements display, and advertising result evaluation. Typically, we will sign an advertising service agreement with an advertising client to undertake the advertising campaign of the client. The scope of service varies according to clients’ needs; it could be a full package of all the above services, or the combination of the latter two services. The price of 15-second slots on our pre-movie advertising network currently ranges from US$3,810 to US$5,276 based on the number of movie theaters in which the advertisement is placed, the length of the time slot purchased, as well as the duration of the advertising campaign.

Our Event Planning and Execution Services include planning and arrangement of events, and production of related advertising materials. After entering an event planning and execution service agreement with a client, we will first decide on the suitable form for a marketing event. If it is an offline event, we choose an event venue based on the target customers and budget, design and order exhibition models, decorate the venue, and hold the event on the designated date. If it is an online event, our creatives come up with ideas and discuss them with our client, our designers design a website based on the idea, and our background supporters make sure that the website is successfully launched and maintained. Typical marketing events include brand promotion through elevator and in-store LED billboard advertisements and potential customer information collection by offering incentives such as static display, performances, free movie tickets, and VR experiences. Our fee for providing Event Planning and Execution Services is negotiated with the client on a case-by-case basis, depending on the scale and length of the event, the number of employees and independent contractors involved, and the desired effect of the event.

Our Film Production Services include investment in films and TV programs and their distribution in movie theaters or through online platforms. The only film or TV program we released was the web TV series “Meet Myself.” This web TV series debuted in April 2018, and we received from our distributor fees in fiscal year 2019.

Our Movie Theater Operating Business includes investment in and running of movie theaters in China. During the years ended July 31, 2020 and 2019, we opened two and two movie theaters in Shenyang, respectively. As of July 31, 2020, we had four movie theaters under operations in Shenyang with a total of 22 film screens.

Due to the outbreak and spread of COVID-19, LGC’s media business was limited during the period from April to July 2020 because most of the movie theaters in China remained closed or struggled to draw crowds as a result of government operating restrictions, we did not generate revenues from multi-channel advertising services and movie theatre operating business during the period ended July 31, 2020. In addition, our event planning and execution services resumed in July 2020 and generated limited revenues. As a result, for the period from acquisition of LGC on April 22, 2020 to July 31, 2020, we generated revenue of $40,872 from event planning and execution services.

Although our revenue from media services was insignificant in fiscal year 2020, we witnessed a boom in revenues from multiple-channel advertising services and movie theater operating business with resume of operations of movie theatres in July 2020. We plan to continue to promote our brand name and invest in movie theaters and film screens to further develop our multi-channel advertising services and movie operation services, and to increase investment in film and TV program production in the future.

Key Factors that Affect Operating Results

We believe the following key factors may affect our consulting services:

The trade disputes between China and the United States has negatively impacted our business.

During the past two years, the U.S. government has, among other actions, imposed new or higher tariffs on specified products imported from China to penalize China for what it characterizes as unfair trade practices and China has responded by imposing new or higher tariffs on specified products imported from the United States. The uncertainties arising from the trade disputes between China and the United States negatively impacted our potential customers’ confidence to go public through IPOs in the United States in fiscal year 2019 and 2020. As a result, both the number of our new going public consulting service customers and our going public consulting service revenue decreased in fiscal year 2019 and 2020.

Our business success depends on our ability to acquire customers effectively.

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

We believe the following key factors may affect our media business:

Changes in governmental policies and laws affecting advertising and film and TV investment

We conduct our Multi-Channel Advertising Business primarily in China. Our business depends substantially on the conditions of the PRC advertising market. Demand for pre-movie advertising in China has grown rapidly in the recent decade but such growth is often coupled with volatility in market conditions and fluctuation in pre-movie advertising slot prices. Fluctuations of supply and demand in China’s advertising market are caused by economic, social, political and other factors. Over the years, the Chinese government has announced and implemented various policies and measures aimed to regulate the advertising markets, prohibiting, among other things, misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. These measures can affect advertising clients’ eligibility to purchase advertising slots. These measures have affected and may continue to affect the conditions of China’s advertising market and cause fluctuations in advertising slot pricing and transaction volume. Furthermore, there may be situations in which advertising clients see a reduced need for marketing initiatives and reduce their spending on such initiatives, which could potentially adversely affect our results of operations. To the extent fluctuations in the advertising market adversely affect advertising transaction volumes or prices, our financial condition and results of operations may be materially and adversely affected.

Uneven economic growth and development across different regions of China

The rapid growth of the Chinese economy has slowed down since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Supply of and demand for films and pre-movie advertisements in local markets

The market for pre-movie advertising networks in China is relatively new and its potential is uncertain. We compete for advertising spending with many forms of more established advertising media, such as television, print media, Internet and other types of out-of-home advertising. Our success depends on the acceptance of our pre-movie advertising network by advertising clients and agencies and their continuing and increased interest in this medium as a component of their advertising strategies. Our success also depends on the viewing public continuing to be receptive towards our media network. Advertising clients may elect not to use our services if they believe that consumers are not receptive to our network or that our network does not provide sufficient value as an effective advertising medium. Likewise, if consumers find some element of our network to be disruptive or intrusive, movie theaters may decide not to allow us to operate the film screens in movie theaters and advertising clients may view our network as a less attractive advertising medium compared to other alternatives. In that event, advertising clients may determine to reduce their spending on our network and pre-movie advertising.

Pre-Movie advertising is a relatively new concept in China and in the advertising industry generally. If we are not able to adequately track filmgoers’ response to our programs, in particular tracking the demographics of filmgoers most receptive to pre-movie advertising, we will not be able to provide sufficient feedback and data to existing and potential advertising clients to help us generate demand and determine pricing. Without improved market research, advertising clients may reduce their use of pre-movie advertising and instead turn to more traditional forms of advertising that have more established and proven methods of tracking effectiveness.

If a substantial number of advertising clients lose interest in advertising on our media network for these or other reasons or become unwilling to purchase advertising time slots on our network, we will be unable to generate sufficient revenues and cash flow to operate our business, and our revenues, prospects and results of operations could be negatively affected.

Entry barriers and competition from other advertising and film companies

In the pre-movie advertising market inside Liaoning, we believe that we current do not have any credible competitors in the pre-movie advertising market and Liaoning. We, however, compete for overall advertising spending with other alternative media companies, such as Internet, street furniture, billboard and public transportation advertising companies, and with traditional advertising media, such as newspapers, television, magazines and radio. We also compete for advertising dollars spent in the pre-movie advertising industry and face competition from new entrants into film multimedia industry in the future. Competition in the advertising industry is primarily based on quality of services or program, brand name recognition, network size and geographic coverage, price, and range of services.

Significant competition could reduce our operating margins and profitability and result in a loss of market share. Some of our existing and potential competitors may have competitive advantages, such as significant greater brand recognition, financial, marketing or other resources and may be able to mimic and adopt our business model. Several of our competitors have significantly larger advertising networks than we do, which gives them an ability to reach a larger number of overall potential consumers and which make them less susceptible to downturns in particular sectors, such as film industry. Significant competition will provide advertising clients with a wider range of media and advertising service alternatives, which could lead to lower prices and decreased revenues, gross margins and profits.

Coronavirus (“COVID-19”) Impact

Our operations have been affected by the outbreak and spread of the coronavirus disease 2019 (COVID-19), which in March 2020, was declared a pandemic by the World Health Organization. The COVID-19 outbreak has caused lockdowns, travel restrictions, and closures of businesses. Our businesses have been negatively impacted by the COVID-19 coronavirus outbreak to a certain extent.

Due to the outbreak of COVID-19, in early February 2020, the Chinese government required the nationwide closure of many business activities in the PRC to prevent the spread of COVID-19 and protect public health. As a result, we temporarily suspended our consulting services for the period from February to March 2020. In addition, we acquired a 51.2% equity interest in LGC in April 2020 which was expected to diversify our revenue streams into multi-channel advertising, event planning and execution, film and TV program production, and movie theater operations going forward. However, due to the outbreak and spread of COVID-19, LGC’s movie theater operations was limited during the period from April to July 2020 because most of the movie theaters in China remained closed or struggled to draw crowds as a result of government operating restrictions and customer health and safety concerns. Furthermore, some of the our existing customers have experienced financial distress and disruption of business, which resulted in delay or default on their payments.

During the period from February to July 2020, revenues from our business advisory and consulting services were approximately 92% lower as compared to the same period of last year while LGC’s operating entities in China did not generate any revenues from multi-channel advertising services and movie theater operation services from the date of acquisition through July 31, 2020.

As of the date of this filing, the spread of COVID-19 in China appears to have slowed down and most provinces and cities have resumed business activities under the guidance and support of the local government. However, based on the assessment of current economic environment, customer demand and revenue trend, and the negative impact from COVID-19 outbreak and spread, it appears that our revenue and operating cash flows may continue to underperform in the next 12 months. Further, a resurgence of COVID-19 could further negatively affect both major business segments and impair their ability to regain pre-COVID-19 operating levels. As such, the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the financial statement reporting date.

A. Operating Results

Comparison of Operation Results for the Years Ended July 31, 2020 and 2019

The following table summarizes the results of our operations for the years ended July 31, 2020 and 2020, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	Year ended		Year ended
	July 31, 2020		July 31, 2019
	Amount	As % of Total revenue	Amount	As % of Total revenue	Amount Increase (Decrease)	Percentage Increase (Decrease)
Revenue	$685,999	100.0%	$3,078,758	100.0%	$(2,392,759)	(77.7)%
Cost of revenue	(227,410)	(33.2)%	-	-	(227,410)	100%
Gross margin	458,589	66.8%	3,078,758	100.0%	$(2,620,169)	(85.1)%
Operating expenses
Selling expenses	2,638,972	384.7%	1,096,195	35.6%	1,542,777	140.7%
General and administrative expenses	6,255,109	911.8%	1,245,169	40.4%	5,009,940	402.4%
Provision for doubtful accounts	2,645,239	385.6%	65,790	2.2%	2,579,449	3,920.7%
Goodwill impairment loss	5,621,467	918.5%	-	-	5,621,467	100%
Impairment of intangible assets	384,492	56.0%	-	-	384,492	100%
Impairment of property and equipment	172,728	25.2%	-	-	172,728	100%
Total operating expenses	17,718,007	2,582.8%	2,407,154	78.2%	15,310,853	636.1%
Income (loss) from operations	(17,259,418)	(2,516.0)%	671,604	21.8%	(17,931,022)	(2,669.9)%
Other income (expense)
Interest income (expense)	(169)	(0.0)%	1,994	0.1%	(2,163)	(108.5)%
Other income (expense)	(155,568)	(22.7)%	32,452	1.1%	(188,020)	(579.4)%
Investment income	201,051	29.3%	-	-	201,051	100%
Total other income (expense), net	45,314	6.6%	34,446	1.1%	10,868	31.6%
Income (loss) before income taxes	(17,214,104)	(2,509.4)%	706,050	22.9%	(17,920,154)	(2,538.1)%
Provision for income taxes	76,264	11.1%	276,823	9.0%	(200,559)	(72.5)%
Net income(loss)	$(17,290,368)	(2,520.5)%	$429,227	13.9%	$(17,719,595)	(4,128.3)%

Less: Net loss attributable to non-controlling interests	2,407,669	351.0%	-	-	2,407,669	100%

Net income (loss) attributable to ATIF Holdings Limited	$(14,882,699)	(2,169.5)%	$429,227	13.9%	$(15,311,926)	(3,567.3)%

Revenues. In connection with our acquisition of LGC in April 2020, we generated revenues from two business lines – consulting services and multi-channel advertising, event planning and execution services and movie theater operations for the year ended July 31, 2020, as compared with revenue from consulting services only in fiscal year 2019. Our total revenue decreased by $2.4 million, or 77.7%, to $0.7 million for the fiscal year ended July 31, 2020, from $3.1 million for the fiscal year ended July 31, 2019. Revenue from consulting services accounted for 94.0% and 100.0% of our total revenue, while revenue from channel advertising, event planning and execution services accounted for 6.0% and nil% of our total revenue, for the years ended July 31, 2020 and 2019, respectively.

	For the years ended July 31,
	2020		2019		Changes
	Amount	% of total revenue	Amount	% of total revenue	Amount	%
Revenue from consulting services	$645,127	94.0%	$3,078,758	100.0%	$(2,433,631)	(79.0)%
Revenue from event planning and execution	40,872	6.0%	-	0.0%	40,872	100.0%
Total revenue	$685,999	100.0%	$3,078,758	100.0%	$(2,392,759)	(77.7)%

Revenue from consulting services decreased by $2.4 million, or 79.0%, from $3.1 million in fiscal year 2019, to $0.6 million in fiscal year 2020, primarily attributable to decreased going public consulting services provided to customers during fiscal year 2020, as compared to fiscal year 2019. The total number of customers engaged us for going public consulting services decreased from five in fiscal year 2019, to two in fiscal year 2020. The decrease was mainly caused by changes of market conditions and financial health of our customers affected by the outbreak and spread of COVID-19. Furthermore due to the recent intense tariff issues between the U.S. and China, which has become more fragile as a result of the outbreak and spread of COVID-19, plus the tightening of U.S. legislation and public listing rules to curb some small Chinese companies to access the U.S. capital markets, an increasing number of Chinese companies are putting off or slowing down their plans for U.S. listings due to these uncertainties. As a result, our potential customers’ perception and confidence to go public through initial public offerings (“IPOs”) in the United States has been negatively impacted.

Given the uncertainty arising from the current intense relationship between China and the United States, plus tightened U.S. legislation and public listing rules to curb IPOs by small Chinese companies to access the United States capital market, we anticipate our limited revenue growth from our consulting services and our continuous operating net loss in the near terms. However, we have recently established new branch offices in Hong Kong and the United States to increase our exposure. From February 2020 to October 2020, we entered into consulting service agreements with eight customers for going public services with total contract price of $7.8 million. We also plan to hire more specialized and talented employees in order to provide better services to our customers in the future. We believe our competitive strengths, including but not limited to, highly qualified professional service team with extensive experience in going public and consulting services, recognition and reputation of our services achieved from our previous success helping our clients going public, established long-term professional relationships with a group of well-known third-party professional providers both domestically and in the U.S., and established long-term cooperation relationships with local chambers of commerce and associations, will help us develop more customers for our consulting services to generate increased revenue in the long run.

Affected by the outbreak and spread of COVID-19, our movie theatres remained closed as a result of government operating restrictions until July 2020. As a result, we did not generate revenues from multi-channel advertising services and movie theatre operating services for the year ended July 31, 2020. We generated limited revenue of $40,872 from event planning and execution services which was resumed in July 2020.  Since the resume of movie theater in July 2020, we witnessed a boom in the sales by theater box office, and our revenues from multi-channel advertising services and movie operation business grew accordingly. In October 2020, we were awarded contracts of approximately $1.0 million from certain reputable customers for multi-channel advertising services. In addition, a film produced by us is expected to be released in December 2020 on China’s top 3 online video streaming platforms. We plan to continue to promote our brand name and invest in movie theaters and film screens to further develop our multi-channel advertising services and movie operation services, and to increase investment in film and TV program production in the future. Although LGC’s movie theater operations was limited during the period from April to July 2020 because most of the movie theaters in China remained closed or struggled to draw crowds as a result of government operating restrictions, from a long-term growth perspective, we still anticipate the acquisition of LGC will diversify our revenue source for our future growth.

Cost of revenue. Our cost of revenue of $0.2 million for the year ended July 31, 2020 was related to LGC’s event planning and execution services. The cost of revenue included venue rental fees, equipment costs, performers compensation, and other expenses in related activities.

Expenses

	Years ended July 31,				Changes	Changes
	2020($)	2020(%)	2019($)	2019(%)	($)	(%)
Selling expenses	$2,638,972	14.9%	1,096,195	45.5%	1,542,777	140.7%
General and administrative expenses	6,255,109	35.3%	1,245,169	51.8%	5,009,940	402.4%
Bad debt provisions and impairment losses	8,823,926	49.8%	65,790	2.7%	8,758,136	13,312.3%
Total operating expenses	$17,718,007	100.0	2,407,154	100.0	15,310,853	636.1%

Selling expenses. Selling expenses increased by $1.5 million, or 140.7%, from $1.1 million in fiscal year 2019 to $2.6 million in fiscal year 2020. Our selling expenses primarily consisted of outsourced service fees charged by third-party service providers, business development expenses, potential customer referral commissions, salary and welfare expenses of our business development team, and business travel expenses. The increase in our selling expenses was primarily due to the following reasons: 1) an increase of $0.2 million in salary and welfare expenses and entertainment expenses incurred by LGC, which was acquired by us in April 2020; 2) an increase of $1.2 million in outsourced consulting services. The increase was mainly attributable to an increase of $1.0 million in business development expenses paid to third parties to help us to identify and refer new customers to us; and an increase of $0.3 million in outsourced professional service fees in connection with the due diligence works performed for our new customers and potential business projects; and 3) an increase of $0.1 million in promotion and advertising expenses to attract more customers. As a percentage of sales, our selling expenses were 384.7% and 35.6% of our total revenues for the years ended July 31, 2020 and 2019, respectively.

General and administrative expenses. Our general and administrative expenses increased by $5.0 million, or 402.4%, from $1.2 million in fiscal year 2019 to $6.3 million in fiscal year 2020. Our general and administrative expenses primarily consisted of salary and welfare expenses of management and administrative team, office expenses, operating lease expenses, and professional fees such as audit and legal fees.  The increase was mainly due to 1) an increase of $2.4 million in general and administrative expenses incurred by LGC, primarily for rental expense of $0.5 million for movie theatre and office space, write off previously record deferred offering cost of $1.3 million due to LGC’s failure for an intended initial public offering, and salary and welfare expenses of $0.2 million; 2) an increase of $0.3 million in consulting expenses primarily because we engaged with a third party consulting firm to provide advisory services for our business expansion in North America; 3) an increase of $0.3 million in donation expenses when we purchased and donated certain hospital-used masks to help our community in response to the COVID-19 outbreak and spread; 4) an increase of $261,621 in legal loss accrual. Our former customer Huale Group Co., Limited (“Huale”), previously engaged us for the IPO consulting services and later cancelled the agreement and initiated an arbitration against us. Based on the court’s final ruling judgement, we accrued legal loss of $0.3 million for the year ended July 31, 2020; 5) an increase of $0.2 million in salary and welfare expenses  because we hired several employees for our newly established Hong Kong office; 6) an increase of $0.2 million in office expenses because we opened our new headquarter office in Los Angeles (“LA”) in order to expand our business operation in the United States; and 7) an increase of $0.2 million in agent expense paid to a third party individual who referred Sino-fortune Securities Limited to us as an acquisition target, but we later terminated the intended acquisition by paying a default penalty of HK$710,000 (approximately $92,000) due to our termination of this intended acquisition.

As a percentage of sales, our general and administrative expenses were 911.8% and 40.4% of our total revenues for the years ended July 31, 2020 and 2019, respectively.

Bad Debt Provisions and impairment losses . During the year ended July 31, 2020, we incurred significant impairment loss on its fixed assets, intangible assets and goodwill and bad debt expense on uncollectible accounts and other receivable due to change in market conditions and financial health of its customers as affected by the COVID-19 outbreak and spread. The provisions and impairments were comprised of the followings:

	For the years ended July 31,				Changes
	2020($)	2020(%)	2019($)	2019(%)	($)	(%)
Provision for doubtful accounts	2,645,239	30.0%	65,790	100%	2,579,449	3,920.7%
Goodwill impairment loss	5,621,467	63.6%	-	-	5,621,467	100%
Impairment of intangible assets	384,492	4.4%	-	-	384,492	100%
Impairment of property and equipment	172,728	2.0%	-	-	172,728	100%
Total	8,823,926	100%	65,790	100%	8,758,136	13,312.3%

Provision for doubtful accounts. The provision for doubtful accounts primarily includes 1) provision for doubtful accounts receivable of $0.4 million due from two customers with which we provided public listing related consulting services. Due to the recent intense tariff issues between the United States (“U.S.”) and China, which has become more fragile as a result of the outbreak and spread of COVID-19, plus the tightening of U.S. legislation and public listing rules to curb some small Chinese companies to access the U.S. capital markets, these two customers have put off their plans for U.S listings due to these uncertainties. After rigorous collection efforts, the collection of such accounts receivable became remote. As a result, we provided 100% allowance against the accounts receivable balance; 2) provision for doubtful accounts receivable of $1.0 million due from certain customers with which we provided media services through LGC. Due to the outbreak and spread of COVID-19, some of LGC’s customers experienced financial distress, suffered disruptions in their businesses and delayed or defaulted their payments. In addition, LGC’s movie theater operations was limited during the period from April to July 2020 because most of the movie theaters in China remained closed or struggled to draw crowds as a result of government operating restrictions. Given these uncertainties, approximately $1.0 million bad debt reserve has been accrued; and 3) provision of doubtful other receivable of $0.6 million due from one employee for business development and marketing campaign, and of $0.7 million due from Mr. Tao Jiang, the chief executive officer of LGC. Both individuals did not reimburse the advances within three months or return the advances to us. We provided full provision because we assessed that we may not be able to collect amounts due.

Goodwill impairment loss. In connection with our acquisition of 51.2% ownership interest in LGC, goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition. As of July 31, 2020, we elected to assess goodwill for impairment using the two-step process for the year ended July 31, 2020, with the assistance of a third-party appraiser. Based on discounted cash flows assessment, the fair value of the reporting unit fell below its carrying value, as a result, we recorded a goodwill impairment of $5.6 million.

Impairment of intangible assets. The impairment of intangible assets was provided for our financial and news platform. We originally planned to use this financial and news platform to market its consulting services to potential clients, as well as help its clients distribute corporate news and worldwide press releases, and accordingly charge customer services fees for such services as new revenue source. However, we have not generated any revenue from this financial and news platform since its acquisition, and based on our current financial condition and operating performance, our management assessed that the likelihood of future use of the financial and news platform is remote. As a result, a full impairment loss of $0.4 million has been applied against this financial and news platform for the year ended July 31, 2020.

Impairment of property and equipment. Given our net loss position in fiscal 2020 which became more fragile as affected by the COVID-19 outbreak and spread, we assessed that the expected future cash flows may not cover the carrying value of our fixed asset. As a result, we recorded an impairment of $0.2 million on its fixed assets for the year ended July 31, 2020.

Other income (expense). Other income primarily includes interest income, tax refund from local government authorities, and subsequent bad debt collection after write-off provision. Our other income (expense) changed from other income of $32,452 in fiscal year 2019 to other expense of $0.2 million in fiscal year 2020. In fiscal year 2020, we were charged of penalties of $76,843 for late payment of enterprise income tax expenses and a default penalty of HK$710,000 (approximately $91,151) due to our termination of an intended acquisition of Sino-fortune Securities Limited. In fiscal year 2019, we received payment of $38,285 from Asia Era Fund after the 2018 write-off provision, which had been recorded as non-operating income for fiscal year 2019.

Investment income. Investment income represented unrealized gains from investment in trading securities, which was measured at market price. For the years ended July 31, 2020 and 2019, the investment income was $0.2 million and $nil, respectively.

Income taxes. Our parent company ATIF and its indirectly owned subsidiary Leaping BVI were incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, ATIF is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

LGC, was incorporated in the Cayman Islands. Under the current and applicable laws of the Cayman Islands, LGC is not subject to tax on income or capital gain. Additionally, upon payments of dividends by LGC to its shareholders, no Cayman Islands withholding tax will be imposed.

ATIF HK and Leaping HK are subject to Hong Kong profits tax at a rate of 16.5%. However, they did not have any assessable profits arising in or derived from Hong Kong for the fiscal years ended July 31, 2020 and 2019, and accordingly no provision for Hong Kong profits tax had been made in these periods.

Huaya, Qianhai, LMG and its subsidiaries were incorporated in the PRC. Under the Income Tax Laws of the PRC, Huaya is subject to income tax at a rate of 10% under the preferential tax treatment to Smaller-scale Taxpayers, and Qianhai is subject to the standard unified income tax at a rate of 25%.

Income tax expense decreased by $0.2 million, or 72.5%, from $0.3 million in fiscal year 2019, to $76,264 in fiscal year 2020. The decrease was mainly due to significant net operating loss in fiscal year 2020 which resulted in decreased taxable income.

Net Income (loss). Net loss was $17.3 million for the year ended July 31, 2020, a change of $17.7 million from net income of $0.4 million in fiscal year 2019. Net loss attributable to non-controlling interests was $2.4 million for the year ended July 31, 2020, a change of $2.4 million from $nil in fiscal year 2019. Net loss attributable to us was $14.9 million for the year ended July 31, 2020, a change of $15.3 million from net income of $0.4 million in fiscal year 2019. The change from net income to net loss was the result of decreased revenue and gross profit, and increased operating expenses as discussed above.

Comparison of Operation Results for the Years Ended July 31, 2019 and 2018

The following table summarizes the results of our operations for the years ended July 31, 2019 and 2018, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	Year ended		Year ended
	July 31, 2019		July 31, 2018
	Amount	As % of Total revenue	Amount	As % of Total revenue	Amount Increase (Decrease)	Percentage Increase (Decrease)
Revenue	$3,078,758	100.0%	$5,307,891	100.0%	$(2,229,133)	(42.0)%
Operating expenses
Selling expenses	1,096,195	35.6%	1,773,159	33.4%	(676,964)	(38.2)%
General and administrative expenses, and bad debt provisions	1,310,959	42.6%	807,053	15.2%	503,906	62.4%
Total operating expenses	2,407,154	78.2%	2,580,212	48.6%	(173,058)	(6.7)%
Income from operations	671,604	21.8%	2,727,679	51.4%	(2,056,075)	(75.4)%
Other income (expense)
Interest income	1,994	0.1%	16,303	0.3%	(14,309)	(87.8)%
Other income (expense)	32,452	1.1%	(80,283)	(1.5)%	112,735	(140.4)%
Total other income (expense), net	34,446	1.1%	(63,980)	(1.2)%	98,426	(153.8)%
Income before income taxes	706,050	22.9%	2,663,699	50.2%	(1,957,649)	(73.5)%
Provision for income taxes	276,823	9.0%	716,816	13.5%	(439,993)	(61.4)%
Net income	$429,227	13.9%	$1,946,883	36.7%	$(1,517,656)	(78.0)%

Revenues. Our total revenue decreased by $2.2 million, or 42.0%, to $3.1 million for the fiscal year ended July 31, 2019, from $5.3 million for the fiscal year ended July 31, 2018. Revenue from consulting services accounted for 100.0% and 98.6% of our total revenue, while revenue from registration fees accounted for 0.0% and 1.4% of our total revenue, for the years ended July 31, 2019 and 2018, respectively.

	For the years ended July 31,
	2019		2018		Changes
	Amount	% of total revenue	Amount	% of total revenue	Amount	%
Revenue from consulting services	$3,078,758	100.0%	$5,236,196	98.6%	$(2,157,438)	(41.2)%
Revenue from customer's initial registration fee	-	0.0%	71,695	1.4%	(71,695)	(100.0)%
Total revenue	$3,078,758	100.0%	$5,307,891	100.0%	$(2,229,133)	(42.0)%

Revenue from consulting services decreased by $2.2 million, or 41.2%, from $5.2 million in fiscal year 2018, to $3.1 million in fiscal year 2019, primarily attributable to decreased going public consulting services provided to customers during fiscal year 2019, as compared to fiscal year 2018. The total number of customers engaged us for going public consulting services decreased from 12 in fiscal year 2018, to five in fiscal year 2019. In fiscal year 2018, we focused on providing consulting services to customers to help them go public through reverse merger transactions, such services include pre-listing knowledge education and tutoring, due diligence, market information analysis and business plan drafting, shell company identification, and reverse merger transaction assistance. In contrast, since August 2018, we started to provide consulting services to customers going public through an IPO, which normally takes us a longer time to select customers, check their backgrounds, and negotiate consulting services, and we are also required to provide more extensive consulting services to qualified IPO customers, including but not limited to due diligence, market information collection and analysis, business planning, pre-listing education and tutoring, legal structure re-organization advisory services, auditing and legal firms recommendation, investors referral and pre-listing financing coordination, as well as follow-up services. In addition, the uncertainties arising from the trade disputes between China and the United States also negatively impacted customers’ confidence to go public through IPOs in the United States. As a result, our consulting service revenue decreased as we only provided going public consulting services to five customers in fiscal year 2019, including two customers for IPO consulting services and three customers for reverse merger transactions.

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

Although our revenue decreased during fiscal year 2019, as compared to fiscal year 2018, we plan to establish new branch offices in Hong Kong and the United States to increase our exposure, and we also plan to hire more specialized and talented employees in order to provide better services to our customers in the future. We believe our competitive strengths, including but not limited to, highly qualified professional service team with extensive experience in going public and financial consulting services, recognition and reputation of our services achieved from our previous success helping our clients going public, established long-term professional relationships with a group of well-known third-party professional providers both domestically and in the U.S., and established long-term cooperation relationships with local chambers of commerce and associations, will continue to help us develop more customers for our consulting services to generate increased revenue in the future.

Expenses

	Years ended July 31,				Changes	Changes
	2019($)	2019(%)	2018($)	2018(%)	($)	(%)
Selling expenses	$1,096,195	45.5	1,773,159	68.7	(676,964)	(38.2)%
General and administrative expenses and bad debt provisions	1,310,959	54.5	807,053	31.3	503,906	62.4%
Total operating expenses	$2,407,154	100.0	2,580,212	100.0	(173,058)	(6.7)%

Selling expenses. Selling expenses decreased by $0.7 million, or 38.2%, from $1.8 million in fiscal year 2018 to $1.1 million in fiscal year 2019. The decrease in our selling expenses was primarily due to reduced use of third-party providers as we continue hiring and retaining more qualified and competent employees in fiscal year 2019; this enabled us to bring more services in house and to save the outsourcing costs by $0.9 million from $1.5 million in fiscal year 2018 to $0.5 million in fiscal year 2019. The decrease in our selling expenses was offset by an increase in salary and employee welfare expenses by approximately $0.2 million because we hired more sales personnel to promote business development. In fiscal year 2018, we initiated more marketing and promotional campaigns and seminars in order to attract and educate potential enterprise customers, and accordingly, we incurred substantial related expenses. In fiscal year 2019, with a greater reputation on the market, our promotional campaigns related expenditures were reduced accordingly. As a percentage of sales, our selling expenses were 35.6% and 33.4% of our total revenues for the years ended July 31, 2019 and 2018, respectively.

We expect our overall sales and marketing expenses, including but not limited to, brand promotion, salary, incentive, and servicing expense, will continue to increase in the foreseeable future as and if our business further grows.

General and administrative expenses. Our general and administrative expenses increased by $0.5 million, or 62.4%, from $0.8 million in fiscal year 2018 to $1.3 million in fiscal year 2019. The increase was mainly due to increased office lease expenses by approximately $0.1 million, increased office expense by approximately $0.1 million, increased bad debt reserve by approximately $65,790, and increased professional fees by approximately $0.2 million such as auditing fees, investor relations fees, legal counsel fees, capital market advisory fees as well as secretary company services fees. As a percentage of sales, our general and administrative expenses were 42.6% and 15.2% of our total revenues for the years ended July 31, 2019 and 2018, respectively.

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

Interest income. Our interest income decreased by $14,309 from $16,303 in fiscal year 2018 to $1,994 in fiscal year 2019. From February to July 2018, we advanced a short-term loan of $2.8 million (RMB18,743,157) to a third-party company, Jinqisheng Technology Co., Ltd. with an interest rate of 5% per annum. The related interest income had been accrued for the fiscal year ended July 31, 2018. The loan was repaid in full in July 2018, which led to our decreased interest income in fiscal year 2019.

Other income (expense). Other income primarily includes interest income, tax refund from local government authorities, and subsequent bad debt collection after write-off provision. Our other income increased by $0.1 million from other expense of $80,283 in fiscal year 2018 to other income of $32,452 in fiscal year 2019. In fiscal year 2018, we sold the subsidiary of Qianhai, Asia Era Fund and recorded a disposal loss of $79,994 (RMB520,000). In fiscal year 2019, we received payment of $38,285 from Asia Era Fund after the 2018 write-off provision, which had been recorded as non-operating income for fiscal year 2019.

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

Income tax expense decreased by $0.4 million, or 61.4%, from $0.7 million in fiscal year 2018, to $0.3 million in fiscal year 2019. The decrease was mainly due to decreased taxable income in fiscal year 2019.

Net Income. Net income was $0.4 million for the year ended July 31, 2019, a decrease of $1.5 million from $1.9 million in fiscal year 2018. The decrease in net income was the result of decreased revenue and gross profit, and increased general and administrative expenses as discussed above.

B. Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations, working capital loans from our major shareholders, proceeds from our initial public offering, and equity financing through public offerings of our securities. We plan to support our future operations primarily from cash generated from our operations and cash on hand.

Liquidity and Going concern

As reflected in our consolidated financial statements, our revenue decreased from approximately $3.1 million in fiscal year 2019 to approximately $0.7 million in fiscal year 2020 primarily due to decreased number of customers for our public listing related consulting services. In addition, as a result of our acquisition of LGC, we recorded significant impairment loss on our fixed assets, intangible assets and goodwill and bad debt expense on uncollectible accounts receivable due to change in market conditions and financial health of its customers as affected by the COVID-19 outbreak. Accordingly, for the fiscal year 2020, we reported a net loss of approximately $17.3 million. In addition, we reported negative cash flows of approximately $5.9 million and a working capital deficit of $2.5 million as of July 31, 2020. Furthermore, due to the tightening of U.S. legislation and new public listing rules that could limit small China-based companies to access the U.S. capital markets, there appears to be a slowing down of business activities for our consulting services due to these uncertainties. Although we acquired a 51.2% equity interest in LGC in April 2020 with the intention to diversify our revenue streams going forward, LGC’s operations were adversely affected by the outbreak of COVID-19. During the period from April to July 2020, all movie theaters in China were temporarily closed and have been struggling to draw crowds afterwards. LGC’s movie theatre operations and multi-channel advertising business were especially hit hard.

As of July 31, 2020, we only had cash of $0.4 million and accounts receivable of approximately $0.9 million, of which approximately $0.2 million or 23% has been subsequently collected as of the financial reporting date. As of July 31, 2020, we had approximately $1.3 million investment in a life insurance contract and approximately $0.9 million short-term investment in trading securities, which are highly liquid at our discretion. We do not believe that our existing cash and cash resources will be sufficient to fund operations for the next twelve months following the filing of our financial statements. These factors raise substantial doubt about our ability to continue as a going concern. Due to the impact of COVID-19, some of our existing customers may experience financial distress or business disruptions, which could lead to potential delay or default on their payments. Any increased difficulty in collecting accounts receivable, or early termination of agreements due to deterioration in economic conditions could further negatively impact our cash flow.

Currently, we intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from equity financing. On November 6, 2020, we closed a registered direct offering and issued 4,347,826 of our ordinary shares to certain institutional investors and raised net proceeds of $3.5 million (see Note 18 to our Consolidated Financial Statements). However, unless the business recovers, additional financing will be required and there is no assurance such financing, if required, would be available on favorable terms or at all.

Based on the assessment of current economic environment, customer demand and revenue trend, there is an uncertainty that our revenue and operating cash flows may be improved in the near terms, which raised substantial doubt about our ability to continue as a going concern for the next 12 months from the date of this filing.

Substantially all of our operations are conducted in China and all of our revenue, expenses, cash, and cash equivalents are denominated in RMB. Due to the PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars, we may have difficulty distributing any dividends outside of China.

We have not declared nor paid any cash dividends to our shareholders. We do not plan to pay any dividends out of our restricted net assets as of July 31, 2020.

We have limited financial obligations denominated in U.S. dollars, thus the foreign currency restrictions and regulations in the PRC on the dividends distribution will not have a material impact on our liquidity, financial condition, and results of operations.

The following table sets forth summary of our cash flows for the years indicated:

	For the Years Ended July 31,
	2020	2019	2018
Net cash (used in) provided by operating activities	$(5,893,735)	$(3,018,838)	$2,036,439
Net cash (used in) provided by investing activities	(176,470)	739,084	(2,898,916)
Net cash provided by financing activities	141,983	8,741,487	755,139
Effect of exchange rate change on cash	(103,222)	(74,996)	35,490
Net (decrease) increase in cash	(6,031,444)	6,386,737	(71,848)
Cash, beginning of year	6,459,702	72,965	144,813
Cash, end of year	$428,258	$6,459,702	$72,965

Operating Activities

Net cash used in operating activities was $5.9 million in fiscal year ended July 31, 2020, primarily including the net loss of $17.3 million, adjusted for depreciation and amortization of $1.0 million, amortization of right-of-use assets of $0.6 million, provision of doubtful account of $2.6 million, goodwill impairment loss of $5.6 million, impairment of intangible assets of $0.4 million, and impairment of property and equipment of $0.2 million, and net changes in our operating assets and liabilities, principally comprising of an increase of accounts payable by $1.5 million because we delayed payments to suppliers as our multi-channel advertising, event planning and execution, film and TV program production, and movie theater operation were limited for the period during April to July 2020, as a result of outbreak and spread of COVID-19.

Net cash used in operating activities amounted to $3.0 million for the fiscal year ended July 31, 2019, including net income of $0.4 million generated from providing consulting services to our customers and net changes in our operating assets and liabilities, principally comprising of 1) an increase in our accounts receivable by $1.4 million, because we focused on providing IPO related consulting services to customers in fiscal year 2019. Given the longer duration of the IPO process, we extended the credit terms to customers, which led to increased accounts receivable balance as of July 31, 2019; 2) an increase in our prepaid expenses and other current assets by $1.7 million, which was due to prepayment of $1.2 million (RMB0.8 million) for certain consulting service providers, prepayment of $0.4 million (RMB2.76 million) to one media company to produce media films to advertise our brand name and business, and prepayment of $0.2 million to an artificial intelligence company to design a stock trading platform for us in order to improve our future business service process and enhance our competitiveness in the market; and 3) a decrease in our taxes payable by $0.2 million due to decreased taxable income.

Net cash provided by operating activities amounted to $2.0 million for the fiscal year ended July 31, 2018, including net income of $1.9 million generated from providing consulting services to our customers and net changes in our operating assets and liabilities, principally comprising of 1) a decrease in our accounts payable by $0.6 million because we had decreased outsourcing arrangements in the fiscal year 2018; 2) an increase in our taxes payable also by $0.7 million due to our increased taxable income in the fiscal year 2018; and 3) a decrease of our deferred revenue by $0.5 million because some of the cash deposits we received in the fiscal year 2017 from customers for our going public consulting services and other services had been rendered in the fiscal year 2018. The overall increase in our cash flow from operating activities reflected the above combined factors.

Investing Activities

Net cash used in investing activities was $0.2 million in fiscal year 2020, primarily consisting of purchase of property and equipment of $0.5 million for movie theatres, investment of $0.7 million in listed equity securities, against acquisition of cash of $1.1 million from acquisition of LGC.

Net cash provided by investing activities was $0.7 million in fiscal year 2019, primarily consisting of purchase of property and equipment of $20,762, purchase of a financial and news media platform (www.chinacnnm.com) of $0.5 million, prepayment for purchase of a used Bentley car of $0.2 million and payment of deposits of deposit of $1.3 million on life insurance contract, against a collection of loans receivable from third-party of $2.7 million.

Net cash used in investing activities amounted to $2.9 million for the fiscal year ended July 31, 2018, including purchases of property and equipment of  $26,765, an increase in loans receivable of  $2.9 million because we advanced a short-term loan to a third-party company, Jinqisheng Technology Co., Ltd., to generate interest income at an interest rate of 5% per annum. We fully collected this loan receivable in August 2018.

Financing Activities

Net cash provided by financing activities was $0.1 million in fiscal year 2020, attributable to proceeds of $0.1 million from bank borrowings.

Net cash provided by financing activities was $8.7 million in fiscal year 2019, which was mainly the net proceeds of $8.7 million from our IPO, offset by repayment of related borrowing of $31,267.

Net cash provided by financing activities amounted to $0.8 million for the fiscal year ended July 31, 2018, representing proceeds from capital contributions from our shareholders to meet the paid in capital requirement of Qianhai during fiscal year 2018.

C. Research and Development, Patents and Licenses, etc.

Research and Development

None.

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended July 31, 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that are reasonably likely to cause the disclosed information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the years ended July 31, 2020, 2019 and 2018, that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

F. Tabular Disclosure of Contractual Obligations

Effective August 1, 2019, we adopted the new lease accounting standard Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842) using the optional transition method which allowed us to continue to apply the guidance under the lease standard in effect at the time in the comparative periods presented. Adoption of the new standard resulted in the recording of additional lease assets and lease liabilities of approximately $3.29 million and $3.50 million, respectively, as of August 1, 2019, with no impact on accumulated deficit. Financial position for reporting periods beginning on or after August 1, 2019, are presented under the new guidance, while prior period amounts are not adjusted and continue to be reported in accordance with previous guidance.

As of July 31, 2020 and 2019, we lease offices space and movie theatres under non-cancelable operating leases, with terms ranging between 2 and 15 years. The following is a schedule, by years, of maturities of lease liabilities as of July 31, 2020:

12 months ending July 31,	Lease payments
2021	$942,360
2022	667,392
2023	477,151
2024	481,817
2025	396,682
2025 and thereafter	2,169,094
Total lease payments	5,134,496
Less: imputed interest	(1,001,257)
Present value of lease liabilities	$4,133,239

G. Safe Harbor

See “Cautionary Language Regarding Forward-Looking Statements.”

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is Room 2803, Dachong Business Centre, Dachong 1st Road, Nanshan district, Shenzhen, China.

Name	Age	Position(s)
Jun Liu	43	President and Chairman and Director
Pishan Chi	34	Chief Executive Officer and Director
Fang Cheng	57	Chief Financial Officer
Kwong Sang Liu	58	Independent Director
Yongyuan Chen	57	Independent Director
Longdley Zephirin	49	Independent Director

The following is a brief biography of each of our executive officers and directors:

Mr. Jun Liu has been our director since June 2019 and has been our President and Chairman since July 2020. Mr. Liu has served as the President and Director of Asian Equity Exchange Group Co., Ltd., a subsidiary of a U.S. public company Asia Equity Exchange Group, Inc. (“AEEX”), since November 2015. Mr. Liu served as the Chairman of the Board of Directors, President, and CEO of AEEX from July 2015 to September 2017, and the Chief Financial Officer of AEEX from December 2015 to July 2016. Previously, Mr. Liu founded Shenzhen Hubao Brother TV Co., Ltd. in November 2011 and was responsible for the company’s operations until June 2015. From May 2008 to December 2009, he served as the Chairman and President of Morgan Networks, an online shopping center in China. In December 2001, he founded an e-commerce company called the B2B.cn Group and served as Chairman and President and was responsible for company management and development planning until December 2007. During his six years in office, the B2B.cn Group developed into one of China’s ten largest e-commerce companies with 12 branches and 2,000 employees. From December 2000 to December 2001, he served as the head of marketing for the South China Branch of Alibaba. From February 2000 to December 2000, he served as the Vice President and President, successively, of the ZhongHua United Network. Mr. Liu received his Ph.D. in International Finance from Camden University U.S.A. in 2015 and his Senior College degree in Applied Physics from the Harbin Institute of Technology in 1998.

Mr. Pishan Chi has been our CEO and director since July 2020. Mr. Chi graduated from the Queen’s University of Canada. He served as the Production Assistant Manager of ASIAPAC (Dongguan) Biotech Ltd. from September 2009 to April 2016. From May 2016 to December 2016, Mr. Chi served as Platform Service Assistant at Asia-America (Shenzhen) Co., Ltd. Previously since January 2016, Mr. Chi served as IPO Service Specialist for the Company.

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

Mr. Kwong Sang Liu has served as our independent director since April 2019. Since May 1997, Mr. Liu has managed K.S. Liu & Company, CPA Limited, a company he founded. Mr. Liu is a practicing accountant in Hong Kong for over 20 years specializing in audit, taxation, and corporate financial advisory. He is currently a non-executive director in a number of Hong Kong Stock Exchange listed companies. Mr. Liu graduated with honors from the Hong Kong Polytechnic University with a bachelor’s degree in Accountancy in 1997 and obtained a Master of Business Administration degree from the University of Lincoln, England in 2002. He is a certified tax advisor andfellow member of the Institute of Chartered Accountants in England and Wales, the Association of Chartered Certified Accountants, the Institute of Financial Accountants of the United Kingdom, the Institute of Certified Public Accountants of Australia, the Institute of Certified Public Accountants of Hong Kong, the Taxation Institute of Hong Kong, and the Society of Registered Financial Planners.

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

B. Compensation

The following table sets forth certain information with respect to compensation for the fiscal year ended July 31, 2020, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded $100,000.

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total ($)
Qiuli Wang* Former President, Chairman and director of ATIF	33,090	-	-	-	-	-	-	33,090

Jun Liu** President and Chairman of ATIF, former CEO of ATIF	240,000	-	-	-	-	-	-	240,000

Pishan Chi*** CEO of ATIF	27,962	-	-	-	-	-	-	27,962

Fang Cheng CFO of ATIF and Qianhai	29,899	-	-	-	-	-	-	29.899

*	Qiuili Wang ceased to be our director, president and chairman of our Board on July 10, 2020.

**	Jun Liu was appointed as our CEO on June 6, 2019 and ceased to be our CEO on July 10, 2020. Mr. Liu was appointed as our president and chairman of our Board on July 10, 2020.

***	Pishan Chi was appointed as our CEO on July 10, 2020.

Our PRC subsidiary is required by PRC laws and regulations to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment, and other statutory benefits. Our PRC subsidiary paid retirement and similar benefits for our officers and directors in the fiscal year ended July 31, 2020.

For the fiscal year ended July 31, 2020, we paid aggregate compensation and benefits of approximately $58,932 to our independent directors as a group and reimbursed them for out-of-pocket expenses incurred in connection with their attendance at meetings of the board of directors.

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

Controlled Company

Ms. Qiuli Wang beneficially owns approximately 51.9% of the aggregate voting power of our outstanding ordinary shares. As a result, we are deemed a “controlled company” for the purpose of the Nasdaq listing rules and are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

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

Employment Agreements

On September 29, 2018, we entered into employment agreements with Qiuli Wang and Fang Cheng; on June 6, 2019, we entered into an employment agreement with Jun Liu; on July 10, 2020, we entered into an employment agreement with Pishan Chi. Pursuant to employment agreements, the form of which is filed as Exhibit 10.3 to our F-1 registration statement filed with the SEC on December 11, 2018, we agree to employ each of our executive officers for a specified time period, which will be renewed upon both parties’ agreement thirty days before the end of the current employment term, and payment of cash compensation and benefits became payable when we became a public reporting company in the US. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

Our employment agreement with Qiuli Wang, who was previously our President, is for a term of three years beginning on October 1, 2018, and provides for an annual salary of $87,108, the payment of which commenced when we became a public reporting company in the US. On November 26, 2018, we amended the employment agreement with Qiuli Wang to provide that she would also be acting as our CEO. On June 6, 2019, we amended our employment agreement with Qiuli Wang to clarify that she had ceased to be employed as our CEO. On July 10, 2020, Qiuli Wang stepped down as our director, president and chairman of the Board and her employment agreement was terminated with immediate effect.

Our employment agreement with Fang Cheng, our CFO, is for a term of three years beginning on October 1, 2018, and provides for an annual salary of $87,108, the payment of which commenced when we became a public reporting company in the US.

Our employment agreement with Jun Liu, our President and former CEO, is for a term of three years beginning on June 6, 2019, and provides for an annual salary of $240,000. On July 10, 2020, we amended our employment agreement with Jun Liu to clarify that he had ceased to be employed as our CEO and had been appointed as our president.

Our employment agreement with Pishan Chi, our CEO, is for a term of three years beginning on July 10, 2020, and provides for an annual salary of US$87,108.

D. Employees

As of July 31, 2020, we had approximately 19 full-time employees, including 18 in Shenzhen and 1 in Hong Kong. The table below sets forth the numbers of employees by functions as of July 31, 2020:

Function	Number of Employees	% of Total
Executive Office	3	16%
Administration Department	3	16%
Financial Department	3	16%
Business Department	4	21%
Consulting Services Department	3	16%
Media Department	1	5%
Technology Department	2	11%
Total	19	100%

As of July 31, 2020, LGC had approximately 78 full-time employees. The table below sets forth the numbers of employees by functions as of July 31, 2020:

Function	Number of Employees	% of Total
Executive Office	3	3.8%
Administration Department	7	9.0%
Finance Department	3	3.8%
Multi-Channel Advertising Department	9	11.5%
Operation Department	4	5.1%
Event Planning and Execution Department	2	2.6%
Film Production Department	9	11.5%
Movie Theater Management Department	41	52.6%
Total	78	100.0%

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 51,362,500 Ordinary Shares outstanding as of December 11, 2020.

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

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers(1):

Jun Liu(2)	4,062,074	7.9%
Pishan Chi	0	0%
Fang Cheng	0	0%
Kwong Sang Liu	0	0%
Yongyuan Chen	0	0%
Longdley Zephirin	0	0%

All directors and executive officers as a group (six persons):	4,061,574	7.9%

5% Shareholders(1):
Qiuli Wang(3)	26,640,357	51.9%
Leaping Group Co., Ltd.(4)	2,800,000	5.5%

(1)	Unless otherwise indicated, the business address of each of the individuals is Room 2803, Dachong Business Centre, Dachong 1st Road, Nanshan District, Shenzhen, China.

(2)	Jun Liu, our president and chairman, beneficially owns 4,062,074 Ordinary Shares through his direct ownership of 500 of our Ordinary Shares and through separate voting rights proxy agreements entered with certain holders of our Ordinary Shares, which includes (i) 696,941 shares through a voting rights proxy agreement entered with Mr. Tao Jiang, who owns approximately 1.4% of our Ordinary Shares; (ii) 2,030,786 shares through a voting rights proxy agreement entered with Mr. Bo Jiang, who owns approximately 4.0% of our Ordinary Shares; and (iii) 1,333,847 shares through a voting rights proxy agreement entered with Ms. Di Wang, who owns approximately 2.6% of our Ordinary Shares.

(3)	Qiuli Wang beneficially owns 26,640,357 Ordinary Shares through her 100% ownership of Tianzhen Investment Limited, which owns approximately 34.2% of our Ordinary Shares, and 9,100,000 shares through a proxy agreement entered with Eno Group Limited, which owns approximately 17.7% of our Ordinary Shares.

(4)	Leaping Group Co., Ltd. is our majority-owned subsidiary. Pursuant to our amended and restated memorandum and articles of association, our shares by another body corporate of which we hold, directly or indirectly, shares having more than 50 per cent of the votes in the election of directors of the other body corporate, all rights and obligations attaching to our shares held by the other body corporate are suspended and shall not be exercised by the other body corporate.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.            Related Party Transactions

During the year ended July 31, 2020, the Company leased office space in Hong Kong from Asia Time (HK) International Finance Service Limited (“Asia Time HK”), an entity controlled by the Company’s controlling shareholder. The Company paid office lease expense of $79,875 to Asia Time HK for the year ended July 31, 2020.

There were no related party transactions for the years ended July 31, 2019 and 2018, respectively.

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

Number of shares prior to Surrender	Amount Paid Per Share	Number of Shares after Surrender	Amount Paid Per Share	Name of Shareholder
2,000,000	USD0.001	1,400,000	USD0.001	Ronghua Liu
26,500,000	USD0.001	18,550,300	USD0.001	Tianzhen Investments Limited
13,000,000	USD0.001	9,100,000	USD0.001	Eno Group Limited
26,500,000	USD0.001	2,800,000	USD0.001	Great State Investments Limited
13,000,000	USD0.001	1,470,000	USD0.001	Xueqing Liu
26,500,000	USD0.001	1,680,000	USD0.001	Renyan Ou
50,000,000		35,000,000

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

On August 13, 2018, through a reorganization in connection with the intended IPO, Qianhai sold 45% of its equity ownership in its former wholly-owned subsidiary, Asia Era Fund, for a total price of RMB31,500 (approximately $4,600) to Yanru Zhou, who beneficially owns 13,000 shares, or 26% of our Ordinary Shares, through his 100% ownership in the equity of Eno Group Limited. Qianhai’s remaining 55% equity ownership interest in Asia Era Fund was sold to two unrelated individuals in September 2018.

As of July 31, 2020 and 2019, we had no balances due from or due to related parties, respectively.

For the years ended July 31, 2020 and 2019, we repaid loans of $nil and $31,267 to related parties.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations, and claims incidental to the conduct of our business. We are currently engaged in a lawsuit relating to certain engagement agreements we had in connection with our and LGC’s IPOs. See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings” for additional information.

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

In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax or any non-income tax (such as the U.S. federal gift or estate tax) considerations, or the Medicare tax on net investment income.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following brief description sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares and applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.

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

F.            Dividends and Paying Agents

Not applicable.

G.            Statement by Experts

Not applicable.

H.            Documents on Display

We have previously filed with the SEC our registration statements on Form F-1 (File Number 333-228750), as amended, and Form F-3 (File Number 333-239131), as amended.

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

Concentration Risks

For the years ended July 31, 2020, 2019 and 2018, a substantial part of our assets were located in the PRC and a substantial part of our revenues were derived from our subsidiary and VIE located in the PRC.

For the year ended July 31, 2020, one customer accounted for 91% of the Company’s consolidated revenue, respectively. For the year ended July 31, 2019, three customers accounted for approximately 44%, 29%, and 19% of the Company’s total revenue. For the year ended July 31, 2018, two customers accounted for approximately 33% and 21% of the Company’s total revenue.

As of July 31, 2020, two customers accounted for 40% and 26% of the Company’s total accounts receivable balance, respectively. As of July 31, 2019, four customers accounted for approximately 61%, 15%, 14%, and 11% of the Company’s outstanding accounts receivable. As of July 31, 2018, one customer accounted for 100% of our outstanding accounts receivable.

For the year ended July 31, 2020, the Company purchased 22%, 21%, and 15% of its services from three suppliers, respectively. For the year ended July 31, 2019 and 2018, the Company purchased 50% and 48% from one supplier, respectively.

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

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-228750) for our IPO of up to 4,000,000 Ordinary Shares, which was declared effective by the SEC on February 8, 2019, and the registration statement on Form F-3, as amended (File Number 333-239131) for the sale of our securities of up to an aggregate initial offering price not to exceed $50,000,000, which was declared effective by the SEC on September 21, 2020.

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

In June 2020, we filed a registration statement on Form F-3, as amended (File Number 333-239131), to offer ordinary shares, preferred shares, warrants to purchase ordinary shares, preferred shares, debt securities, (not to exceed $10,000,000 in the aggregate), or units consisting of a combination of any or all of these securities at an aggregate offering price of up to $50,000,000 We intend to use the net proceeds from such offerings in the manner as disclosed in our registration statement on Form F-3, as amended (File Number 333-239131).

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of July 31, 2020. Based on that evaluation, our management has concluded that, as of July 31, 2020, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized, and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Our conclusion is based on the fact that we do not have sufficient full-time accounting and financial reporting personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, to address complex U.S. GAAP accounting issues and the related disclosures under U.S. GAAP. In addition, there was a lack of sufficient documented financial closing procedure and a lack of risk assessment in accordance with COSCO 2013 framework. Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, and (iii) establishing an internal audit function and standardizing the Company’s semi-annual and year-end closing and financial reporting processes.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. In assessing our internal control over financial reporting, prior to the offering in April 2019, we have been a private company with limited accounting personnel and other resources to address our internal controls and procedures. Our independent registered public accounting firm, has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the year ended July 31, 2020, we identified four "material weaknesses" in our internal control over financial reporting.

•	We did not have sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP. Specifically, our control did not operate effectively to ensure the appropriate and timely analysis of and accounting for unusual and non-routine transactions and certain financial statement accounts;

•	We have not established an internal control department and had a lack of adequate policies and procedures in internal audit function to ensure that our policies and procedures have been carried out as planned;

•	We have not established sufficient risk assessment in accordance with the requirement of COSCO 2013 Framework; and

•	We did not have sufficient documented financial closing policies and procedures.

A material weakness is a deficiency, or a combination of deficiencies, within the meaning of PCAOB Auditing Standard AS 2201, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. We have hired additional accounting staffs and are in the progress of improving our system security environment and conducting regular backup plan and penetration testing to ensure the network and information security. In addition, we plan to address the weaknesses identified above by implementing the following measures:

Furthermore, we are in the process of implementing a number of measures to address the first to third material weakness that has been identified, including:

1)	hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; and

2)	implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

Especially for the identified material weakness related to internal control, we will hire experts to improve and test our internal control and the set up a series of standard and recurring internal audit work procedures before April 2021. We schedule to will perform self-assessment of internal control effectiveness on a continuous basis, which will be led by our accounting and risk management department within year 2021. We will also hire more competent personnel and involve professional service companies to help us implement SOX 404 compliance together with the establishment of our internal audit function.

However, we cannot assure you that we will remediate our material weaknesses in a timely manner. See "Risk Factors—Risks Relating to Our Business and Industry—If we fail to implement and maintain an effective internal controls over financing reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud." in the annual report for the year ended July 31, 2020.

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

Item 16B. CODE OF ETHICS

We adopted a code of ethics as of the date of the filing of our Form F-1 on December 11, 2018, and filed it as exhibit 99.1 to our Form F-1.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Friedman LLP, our independent registered public accounting firm for the periods indicated.

	For the Fiscal Years Ended July 31,
	2020	2019
Audit Fees(1)	$270,000	$200,000
Audit-Related Fees	0	0
Tax Fees	0	0
All Other Fees	0	0
Total	$270,000	$200,000

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

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

Item 16G. CORPORATE GOVERNANCE

As a British Virgin Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market corporate governance listing standards. However, Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the Nasdaq Capital Market corporate governance listing standards. We intend to follow the following home country practices in lieu of the Nasdaq Listing Rules as follows:

•	Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the British Virgin Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent.

•	We do not intend to follow Nasdaq Listing Rule 5620 requirements regarding annual meeting of shareholders or the provision of proxy statements for general meetings of shareholders. Pursuant to British Virgin Islands corporate law, we are not required to hold annual meeting of shareholders. In addition, British Virgin Islands corporate law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in British Virgin Islands. We do intend to provide shareholders with an agenda and other relevant documents for the general meeting of shareholders.

•	We do not intend to follow Nasdaq’s requirements regarding shareholder approval for certain issuances of securities under Nasdaq Listing Rule 5635. Pursuant to British Virgin Islands corporate law our shareholders have authorized our board of directors to issue securities including in connection with certain events such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us, rights issues at or below market price, certain private placements and issuance of convertible notes, and the issuance of 20% or more of our outstanding ordinary shares.

Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Capital Market corporate governance listing standards.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of ATIF Holdings Limited, and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.1	Agreement of Website (CNNM) Transfer dated September 20, 2018, between ATIF HK and Shenzhen Shangyuan Electronic Commerce Ltd. (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.2	Voting Right Proxy Agreement dated September 30, 2018, between Qiuli Wang and Eno Group (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.3	Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.4	Form of Indemnification Agreement between directors and the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.5	Exclusive Service Agreement dated October 9, 2018, between WFOE and VIE (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.6	Equity Pledge Agreement dated October 9, 2018, between WFOE, Beneficial Owners, and VIE (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.7	Exclusive Call Option Agreement dated October 9, 2018, between WFOE, Beneficial Owners, and VIE (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.8	Shareholders’ Voting Rights Proxy Agreement dated October 9, 2018, between WFOE, Beneficial Owners, and VIE (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.9	Equity Transfer Agreement dated August 13, 2018, by and between WFOE and Yanru Zhou (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.10	Equity Transfer Agreement dated September 19, 2018, by and between WFOE and Zhuorong Cai (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.11	Equity Transfer Agreement dated September 19, 2018, by and between WFOE and Zehong Lai (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.12	Trust Deed dated December 11, 2017, by and between Ronghua Liu and Qiuli Wang (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)

4.13	Letter of Undertaking by Qianhai Shareholder (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.14	English Translation of Lease Agreement dated October 31, 2019, by and between Qianhai and Shenzhen Dedian Investment Ltd. (incorporated herein by reference to Exhibit 4.14 to the annual report on Form 20-F, as amended, initially filed with the Securities and Exchange Commission on December 2, 2019)
4.15	Lease Agreement dated October 30, 2019, by and between ATIF HK and Begin Land Limited (incorporated herein by reference to Exhibit 4.15 to the annual report on Form 20-F, as amended, initially filed with the Securities and Exchange Commission on December 2, 2019)
4.16	Life Insurance Investment Agreement dated July 12, 2019, by and between ATIF HK and Manulife (International) Limited (incorporated herein by reference to Exhibit 4.15 to the annual report on Form 20-F, as amended, initially filed with the Securities and Exchange Commission on December 2, 2019)
4.17	Agreement for Sale and Purchase in Respect of Shares and Subordinated Loan of Sinofortune Securities Limited dated December 20, 2019, by and between ATIF Limited and Sinofortune Financial Holdings (BVI) Limited (incorporated herein by reference to Exhibit 10.1 to the report of foreign private issuer on Form 6-K initially filed with the Securities and Exchange Commission on December 28, 2019)
4.18	Second Amendment to Amended and Restated Consulting Agreement dated February 11, 2020, by and between Leaping Media Group Co., Ltd. and Qianhai Asia Era (Shenzhen) International Financial Services Co., Ltd. (incorporated herein by reference to Exhibit 10.1 to the report of foreign private issuer on Form 6-K initially filed with the Securities and Exchange Commission on February 12, 2020)
4.19	Share Exchange Agreement, dated April 8, 2020, by and among ATIF Holdings Limited, Leaping Group Co., Ltd., and each of the shareholders of Leaping Group Co., Ltd.(incorporated herein by reference to Exhibit 99.2 to the report of foreign private issuer on Form 6-K initially filed with the Securities and Exchange Commission on April 8, 2020)
4.20	Debt Conversion and Share Purchase Agreement, dated April 8, 2020, by and among ATIF Holdings Limited and Leaping Group Co., Ltd. (incorporated herein by reference to Exhibit 99.3 to the report of foreign private issuer on Form 6-K initially filed with the Securities and Exchange Commission on April 8, 2020)
8.1*	List of subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1 **	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2 **	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23.1*	Consent of Friedman LLP

101. INS*	XBRL Instance Document
101. SCH*	XBRL Taxonomy Extension Schema Document
101. CAL*	XBRL Taxonomy Calculation Linkbase Document
101. DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101. LAB*	XBRL Taxonomy Extension Label Linkbase Document
101. PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed with this annual report on Form 20-F

** Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ATIF Holdings Limited

	By:	/s/ Pishan Chi
	Name:	Pishan Chi
	Title:	Chief Executive Officer
Date: December 30, 2020

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ATIF Holdings Limited AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

ATIF Holdings Limited.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ATIF Holdings Limited and its subsidiaries (collectively, the “Company”) as of July 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the three years in the period ended July 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended July 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

The Company’s ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred significant losses from operations, has a significant working capital deficit, will require additional capital to fund its current operating plan and has stated that substantial doubt exists about its ability to continue as a going concern. Management’s evaluation of the events and conditions and plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2019.
New York, New York
December 30, 2020

ATIF HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

	As of July 31,
	2020	2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$428,258	$6,459,702
Accounts receivable, net	939,392	1,472,258
Inventories	46,778	-
Deposits	743,122	155,397
Investment in trading securities	918,675	-
Investment in life insurance contract	1,290,289	-
Prepaid expenses and other current assets	870,951	2,499,935
Total current assets	5,237,465	10,587,292

Property and equipment, net	2,623,391	49,029
Investment in life insurance contract	-	1,277,514
Intangible assets, net	7,925,102	428,759
Deferred film production cost	328,308	-
Goodwill	25,902,394	-
Right-of- use assets, net	3,768,418	-
TOTAL ASSETS	$45,785,078	$12,342,594

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Bank borrowings	$143,248	$-
Accounts payable	1,069,177	-
Deferred revenue	1,063,642	415,392
Taxes payable	4,004,164	669,069
Accrued expenses and other current liabilities	753,866	56,928
Operating lease liabilities, current	750,350	-
Total current liabilities	7,784,447	1,141,389

Operating lease liabilities, noncurrent	3,382,889	-
TOTAL LIABILITIES	11,167,336	1,141,389

Commitments

EQUITY
Ordinary shares, $0.001 par value, 100,0000,000 shares authorized, 47,014,674 shares and 37,074,672 shares issued and outstanding as of July 31, 2020 and 2019, respectively	47,015	37,075
Additional paid-in capital	30,555,757	9,492,893
Statutory reserve	355,912	355,912
Retained earnings (accumulated deficit)	(13,491,659)	1,391,040
Accumulated other comprehensive loss	(63,766)	(75,715)
Total ATIF Holdings Limited Stockholders’ equity	17,403,259	11,201,205

Noncontrolling interest	17,214,483	-

TOTAL LIABILITIES AND EQUITY	$45,785,078	$12,342,594

The accompanying notes are an integral part of these consolidated financial statements.

ATIF HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended July 31,
	2020	2019	2018
Revenues
Revenues from consulting services and customer’s initial registration services	$645,127	$3,078,758	$5,307,891
Revenues from multi-channel advertising, event planning and execution	40,872	-	-
Total Revenue	685,999	3,078,758	5,307,891
Cost of revenues – multi-channel advertising, event planning and execution	(227,410)	-	-
Gross profits	458,589	3,078,758	5,307,891

Operating expenses:
Selling expenses	2,638,972	1,096,195	1,773,159
General and administrative expenses	6,255,109	1,245,169	807,053
Provision for doubtful accounts	2,645,239	65,790	-
Goodwill impairment loss	5,621,467	-	-
Impairment of intangible assets	384,492	-	-
Impairment of property and equipment	172,728	-	-
Total operating expenses	17,718,007	2,407,154	2,580,212

Income (Loss) from operations	(17,259,418)	671,604	2,727,679

Other income (expenses):
Interest income (expenses), net	(169)	1,994	16,303
Other income (expenses), net	(155,568)	32,452	(80,283)
Gain from investment in trading securities	201,051	-	-
Total other income (expense), net	45,314	34,446	(63,980)

Income (loss) before income taxes	(17,214,104)	706,050	2,663,699

Income tax provision	76,264	276,823	716,816
Net income (loss)	(17,290,368)	429,227	1,946,883

Less: Net loss attributable to non-controlling interests	2,407,669	-	-

Net income (loss) attributable to ATIF Holdings Limited	(14,882,699)	429,227	1,946,883

Other comprehensive loss:
Total foreign currency translation adjustment	(30,225)	(17,642)	(113,090)
Comprehensive income (loss)	(17,320,593)	411,585	1,833,793
Less: comprehensive loss attributable to non-controlling interests	2,449,843	-	-
Comprehensive income (loss) attributable to ATIF Holdings Limited	$(14,870,750)	$411,585	$1,833,793

Earnings (Loss) Per share
Basic and diluted	$(0.37)	$0.01	$0.06

Weighted Average Shares Outstanding
Basic and diluted	39,790,520	35,522,931	35,000,000

The accompanying notes are an integral part of these consolidated financial statements.

ATIF HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED JULY 31, 2020, 2019, AND 2018

	Ordinary Share		Additional Paid in	Statutory	Retained Earnings (accumulated	Accumulated Other Comprehensive	Noncontrolling
	Shares	Amount	Capital	Reserves	deficit)	Loss	interests	Total
Balance at July 31, 2017	35,000,000	$35,000	$(35,000)	$64,111	$(693,269)	$55,017	-	$(574,141)
Capital contribution	-	-	755,139	-	-	-	-	755,139
Appropriation to statutory reserve	-	-	-	214,725	(214,725)	-	-	-
Net income for the year	-	-	-	-	1,946,883	-	-	1,946,883
Foreign currency translation adjustment	-	-	-	-	-	(113,090)	-	(113,090)
Balance at July 31, 2018	35,000,000	$35,000	$720,139	$278,836	$1,038,889	$(58,073)	$-	$2,014,791
Proceeds from initial public offering	2,074,672	2,075	8,772,754	-	-	-	-	8,774,829
Appropriation to statutory reserve	-	-	-	77,076	(77,076)	-	-	-
Net income for the year	-	-	-	-	429,227	-	-	429,227
Foreign currency translation adjustment	-	-	-	-	-	(17,642)	-	(17,642)
Balance at July 31, 2019	37,074,672	$37,075	$9,492,893	$355,912	$1,391,040	$(75,715)	$-	$11,201,205
Acquisition of 51.2% equity interest in LGC	9,940,002	9,940	21,062,864	-	-	-	19,664,326	40,737,130
Net loss for the year	-	-	-	-	(14,882,699)	-	(2,407,669)	(17,290,368)
Foreign currency translation adjustment	-	-	-	-		11,949	(42,174)	(30,225)
Balance at July 31, 2020	47,014,674	$47,015	$30,555,757	$355,912	$(13,491,659)	$(63,766)	$17,214,483	$34,617,742

The accompanying notes are an integral part of these consolidated financial statements.

ATIF HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended July 31,
	2020	2019	2018
Cash flows from operating activities:
Net income (loss)	$(17,290,368)	$429,227	$1,946,883
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	968,396	50,323	16,458
Changes in bad debt allowance	2,645,239	65,790	-
Amortization of right-of-use assets	639,587	-	-
Goodwill impairment loss	5,621,467	-	-
Impairment of intangible assets	384,492	-	-
Impairment of property and equipment	172,728	-	-
Loss from disposal of property and equipment	12,388	-	-
Gain from investment in trading securities	(201,051)	-	-
Deferred tax expense	76,264	-	-
Changes in operating assets and liabilities:
Accounts receivable	27,336	(1,411,180)	(144,202)
Deposits	(315,667)	-	-
Due from a related party	-	14,919	(7,691)
Prepaid expenses and other current assets	115,128	(1,686,683)	329,750
Inventories, net	2,599	-	-
Accounts payable	1,520,365	-	(571,121)
Deferred revenue	640,977	(61,860)	(472,721)
Taxes payable	39,873	(185,246)	688,781
Accrued expenses and other liabilities	(554,744)	(234,128)	250,302
Lease liabilities	(398,744)
Net cash (used in) provided by operating activities	(5,893,735)	(3,018,838)	2,036,439

Cash flows from investing activities:
Purchase of property and equipment	(525,463)	(20,762)	(26,765)
Purchase of intangible assets	-	(458,100)	-
Prepayment for fixed assets purchase	-	(247,534)	-
Loans to a third party	-	-	(2,872,151)
Collection of third party loans	-	2,741,430	-
Cash acquired from business combination	1,066,617	-	-
Payment for investment in trading securities	(717,624)	-	-
Investment deposit for life insurance contract	-	(1,275,950)	-
Net cash (used in) provided by investing activities	(176,470)	739,084	(2,898,916)

Cash flows from financing activities:
Capital contribution	-	-	755,139
Net proceeds from initial public offering	-	8,772,754	-
Proceeds from bank borrowings	141,983	-	-
Repayment of related party borrowings	-	(31,267)	-
Net cash provided by financing activities	141,983	8,741,487	755,139

Effect of exchange rate changes on cash	(103,222)	(74,996)	35,490
Net (decrease) increase in cash	(6,031,444)	6,386,737	(71,848)
Cash, beginning of year	6,459,702	72,965	144,813
Cash, end of year	$428,258	$6,459,702	$72,965

Supplemental disclosure of cash flow information:
Cash paid for interest expenses	$608	$-	$-
Cash paid for income tax	$-	$490,397	$142,681

Supplemental disclosure of Non-cash investing and financing activities
Common shares issued for acquisition of LGC	$21,072,804	$-	$-
Debt conversion for acquisition of LGC	$1,851,000	$-	$-
Net assets acquired from LGC	$3,064,269	$-	$-
Right-of-use assets obtained in exchange for operating lease obligations	$4,103,831	$-	$-

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

On May 20, 2015, ATIF HK incorporated Huaya Consultant (Shenzhen) Co., Ltd. (“Huaya”) as a Wholly Foreign Owned Enterprise (“WFOE”) in China. On September 5, 2018, Huaya entered into a series of contractual arrangements with the owners of Qianhai Asia Era (Shenzhen) International Financial Service Co., Ltd. (“Qianhai”), a company incorporated on November 3, 2015, under the laws of China with a registered capital of RMB5 million (approximately $0.75 million), which had been fully funded in December 2017. Qianhai is primarily engaged in providing business advisory and financial consulting services to small and medium-sized enterprise customers in the PRC.

Qianhai originally owned a 100% controlled subsidiary Qianhai Asia Era (Shenzhen) International Fund Management Co., Ltd. (“Asia Era Fund”), which had limited operation since its inception on December 11, 2015. In connection with the reorganization of the legal structure for the initial public offering (“IPO”) of the Company, Asia Era Fund was spun off.

Reorganization

A reorganization of the Company’s legal structure was completed on September 19, 2018 (the “Reorganization”). The Reorganization involved the transfer of the ownership interest in ATIF and the spinoff of Asia Era Fund. ATIF became the ultimate holding company of ATIF HK, Huaya, and Qianhai, which were all controlled by the same shareholders before and after the Reorganization.

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

Initial Public Offering

On April 29, 2019, the Company completed its IPO of 2,074,672 ordinary shares at the price of $5.00 per share. The gross proceeds were approximately $10.4 million before deducting the underwriter’s commissions and other offering expenses, resulting in net proceeds of approximately $8.8 million to the Company. In connection with the offering, the Company’s ordinary shares began trading on the NASDAQ Capital Market on May 3, 2019, under the symbol “ATIF.”

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS (continued)

Acquisition of Leaping Group Co,. Ltd. (“LGC”)

On April 22, 2020 , the Company completed an acquisition of 51.2% of the equity interest of Leaping Group Co., Ltd. (“LGC”) from its original shareholders for a total consideration of approximately $22.92 million, including cash consideration of $1.85 million and issuance of 9,940,002 shares of ATIF’s common stock with fair value of approximately $21.07 million (see Note 4). LGC, through its subsidiaries and similar VIE contractual agreements, controls Leaping Media Group Co., Ltd. (“LMG”), an operating entity located in Shenyang, China. LMG, along with its operating subsidiaries, is engaged in the multi-channel advertising business, event planning and execution business, film production business and movie theater operating business (collectively “media business”) in China. LMG used to be one of the Company’s clients that sought business advisory services. Upon closing of the acquisition, ATIF owns 51.2% equity interest of LGC and hereby consolidates operations of LGC.

NOTE 2 - LIQUIDITY and GOING CONCERN

As reflected in the Company’s consolidated financial statements, the Company’s revenue decreased from approximately $3.1 million in fiscal year 2019 to approximately $0.7 million in fiscal year 2020 primarily due to decreased number of customers for the Company’s public listing related consulting services. In addition, as a result of the Company’s acquisition of LGC, the Company recorded significant impairment loss on its fixed assets, intangible assets and goodwill and bad debt expense on uncollectible accounts receivable due to change in market conditions and financial health of its customers as affected by the COVID-19 outbreak. Accordingly, for the fiscal year 2020, the Company reported a net loss of approximately $17.3 million. In addition, the Company reported negative cash flows from operations of approximately $5.9 million and a working capital deficit of $2.5 million as of July 31, 2020. Furthermore, due to the tightening of U.S. legislation and new public listing rules that could limit small China-based companies to access the U.S. capital markets, there appears to be a slowing down of business activities for the Company’s consulting services due to these uncertainties. Although the Company acquired a 51.2% equity interest in LGC in April 2020 with the intention to diversify its revenue streams going forward, LGC’s operations were adversely affected by the outbreak of COVID-19. During the period from April to July 2020, all movie theaters in China were temporarily closed and have been struggling to draw crowds afterwards. LGC’s movie theatre operations and multi-channel advertising business were especially hit hard.

As of July 31, 2020, the Company had cash of $0.4 million and accounts receivable of approximately $0.9 million of which approximately $0.2 million or 23% has been subsequently collected as of the financial reporting date. As a of July 31, 2020, the Company also had approximately $1.3 million investment in a life insurance contract and approximately $0.9 million short-term investment in trading securities, which are highly liquid at the Company’s discretion. On November 6, 2020, the Company closed a registered direct offering and issued 4,347,826 of its ordinary shares to certain institutional investors and raised net proceeds of $3.5 million (see Note 18). However, the Company does not believe its existing cash and cash resources will be sufficient to fund operations for the next twelve months following the filing of these financial statements. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Currently, the Company intends to finance its future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from equity financings. However, unless the business recovers, additional financing will be required and there is no assurance that such financing, if required, would be available on favorable terms or at all.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). The consolidated financial statements of the Company include the accounts of the Company, its subsidiaries, and its VIEs. All intercompany balances and transactions have been eliminated upon consolidation.

As of July 31, 2020, the Company’s consolidated financial statements reflect the operating results of the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Parent company:
ATIF	January 5, 2015	British Virgin Islands	Parent	Investment holding
Wholly owned subsidiaries of ATIF
ATIF HK	January 6, 2015	Hong Kong	100%	Investment holding
Huaya	May 20, 2015	PRC	100%	WFOE, Consultancy and information technology support
Variable interest entity of ATIF
Qianhai VIE	November 3, 2015	PRC	VIE	Listing and financial consulting services
Majority owned subsidiary of ATIF
LGC and its subsidiaries	August 21, 2018	Cayman Islands	51.2%	Multi-channel advertising, event planning and execution, film production and movie theater operation

The VIE contractual arrangements

Foreign investments in domestic Chinese companies that engage in private equity investment business and media business are both restricted in China under current PRC laws and regulations. Huaya and LGC’s subsidiary Leaping Shenyang are both WFOEs and are subject to such legal restrictions. Therefore, the Company’s main operating entities Qianhai and LMG are controlled through contractual arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries.

Risks associated with the VIE structure

The Company believes that the contractual arrangements with its VIEs and respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIEs;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIEs;

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIEs may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIEs to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds from the IPO to finance the Company’s business and operations in China.

The Company’s ability to conduct its consulting services business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIEs in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and its respective shareholders and it may lose the ability to receive economic benefits from its VIEs. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary, or its VIEs.

The Company has not provided any financial support to the VIEs for the years ended July 31, 2020, 2019, and 2018.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The following financial statement amounts and balances of the VIEs were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	As of July 31,
	2020			2019
	Qianhai VIE	LMG VIE	Total	Qianhai VIE	LMG VIE	Total
Current assets	$2,469,829	$1,554,585	$4,024,414	$3,673,890	$-	$3,673,890
Non-current assets	184,740	5,493,284	5,678,024	68,375	-	68,375
Total assets	2,654,569	7,047,869	9,702,438	3,742,265	-	3,742,265
Current liabilities	1,441,148	5,736,358	7,177,506	980,364	-	980,364
Non-current liabilities	65,574	3,179,625	3,245,199	-	-	-
Total liabilities	1,506,722	8,915,983	10,422,705	980,364	-	980,364
Shareholders’ equity (deficit)	$1,147,847	$(1,868,114)	$(720,267)	$2,761,901	$-	$2,761,901

The summarized operating results of the VIEs are as follows:

	For the years ended July 31,
	2020			2019	2018
	Qianhai VIE	LMG VIE	Total	Qianhai VIE	Qianhai VIE
Operating revenue	$645,127	$40,872	$685,999	$2,777,618	$5,341,271
Income (loss) from operations	$(1,471,095)	$(4,781,593)	$(6,252,688)	$884,789	$2,927,679
Income (loss) before income taxes	$(1,562,037)	$(4,857,484)	$(6,419,521)	$930,361	$2,863,744
Net income (loss)	$(1,562,037)	$(4,933,748)	$(6,495,785)	$697,631	$2,146,927

The summarized cash flow information of the VIEs are as follows:

	For the years ended July 31,
	2020			2019	2018
	Qianhai VIE	LMG VIE	Total	Qianhai VIE	Qianhai VIE
Net cash provided by (used in) operating activities	$175,530	$(662,795)	$(487,265)	$(3,380,071)	$2,036,439
Net cash provided by (used in) investing activities	$36,412	$1,415,579	$1,451,991	$2,700,687	$(2,898,916)
Net cash provided by (used in) financing activities	$-	$(734,347)	$(734,347)	$(14,626)	$755,139

Business Combination

In April 2020, the Company acquired 51.2% ownership interest in LGC (see Note 4). Business combination is accounted for under the purchase method of accounting. Under the purchase method, assets and liabilities of the business acquired are recorded at their estimated fair values as of the date of acquisition with any excess of the cost of the acquisition over the fair value of the net tangible and intangible assets acquired recorded as goodwill. Results of operations of the acquired business are included in the income statement from the date of acquisition.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Noncontrolling Interests

Non-controlling interests represent minority shareholders’ 48.8% ownership interest in LGC not acquired by the Company in connection with the Company’s acquisition of LGC. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the stockholders of the Company. Non-controlling interests in the results of the Company are presented on the face of the consolidated statements of operations and comprehensive loss as an allocation of the total loss for the year between non-controlling interest holders and the stockholders of the Company.

Use of Estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, impairment of goodwill, revenue recognition ,provision necessary for contingent liabilities and realization of deferred tax assets. Actual results could differ from those estimates.

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

Accounts Receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Allowance for uncollectible balances amounted to $1,380,161 and $65,335 as of July 31, 2020 and 2019, respectively.

Inventories

The Company’s subsidiary LGC produces and contracts third parties to produce advertising films and/or television series to be shown in movie theaters and/or on popular online portal. Produced content includes direct production costs, production overhead and acquisition costs and is stated at the lower of unamortized cost or estimated fair value. Produced content also includes cash expenditures made to enter into arrangements with third parties to co-produce certain of its theatrical and television productions.

The Company uses the individual-film-forecast-computation method and amortizes the produced content based on the ratio of current period actual revenue (numerator) to estimated remaining unrecognized ultimate revenue as of the beginning of the fiscal year (denominator) in accordance with ASC subtopic 926-20, Entertainment — Films, Other Assets — Film Costs (“ASC 926-20”).

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Ultimate revenue estimates for the produced content are periodically reviewed and adjustments, if any, will result in prospective changes to amortization rates. When estimates of total revenues and other events or changes in circumstances indicate that a film or television series has a fair value that is less than its unamortized cost, a loss is recognized currently for the amount by which the unamortized cost exceeds the film or television series’ fair value. As of July 31, 2020, 2019, based on management analysis, no inventory impairment was recorded.

Investment in Trading Securities

Equity securities not accounted for using the equity method are carried at fair value with unrealized gains and losses recorded in the consolidated statements of operations and comprehensive income (loss), according to ASC 321 “Investments — Equity Securities”. During the year ended July 31, 2020, the Company purchased certain publicly-listed equity securities through various open market transactions and accounted for such investments as “investment in trading securities” and subsequently measure the investments at fair value. Gain from investment in trading securities amounted to $201,051 for the year ended July 31, 2020. There was no such transaction for the years ended July 31, 2019 and 2018.

Property and Equipment, net

Property and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Useful life
Furniture, fixtures and equipment	3-10 years
Transportation vehicles	3-5 years
Leasehold improvement	Lesser of useful life and lease term

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and other comprehensive income (loss) in other income or expenses.

Intangible Assets, net

Intangible assets are stated at cost less accumulated amortization. The straight-line method is used to compute amortization over the estimated useful lives of the intangible assets, as follows:

Useful life
Trade name	9.6 years
Customer relationship	6.2 years
Accounting software	4-10 years
Financial and news platform	15 years

Goodwill

Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. Goodwill is carried at cost less accumulated impairment losses. If impairment exists, goodwill is immediately written off to its fair value and the loss is recognized in the consolidated statements of operations and comprehensive loss. Impairment losses on goodwill are not reversed.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company reviews the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist annually or more frequently if events and circumstances indicate that it is more likely than not that an impairment has occurred. The Company has the opinion to access qualitative factors to determine whether it is necessary to perform the two-step in accordance with ASC 350-20. If the Company believes, as a result of the qualitative carrying amount, the two-step quantities impairment test described below is required.

The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required.

If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business acquisition with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow. If impairment exists, goodwill is immediately written off to its fair value and the loss is recognized in the consolidated statements of operations and comprehensive loss. Impairment losses on goodwill are not reversed.

The Company determines the fair values of the reporting unit by preparing a discounted cash flow analysis using forward looking projection of future operating results. Significant estimates and assumptions used in the discounted cash flow analysis included revenue growth rate ranging from 9.0% to 50.0% (which is determined based on LGC’s historical revenue growth rate of 30% to 130% from 2017 to 2019, as conservatively adjusted by taking into considerations of certain metrics such as general economic conditions, market risks associated with the post-COVID 19 recovery of the media business industry, revenue growth of comparable companies, management’s forecast and market expectations of the real long-term growth of its media business and inflation, etc.), terminal growth rate of 3%, and weighted average cost of capital of 20%. The discounted cash flow model indicated that the fair value of the reporting unit was $31,701,250, which was below the carrying value of the report unit of $37,322,717, accordingly, a goodwill impairment of $5,621,467 was recorded for the year ended July 31, 2020 (see Note 9).

If impairment exists, goodwill is immediately written off to its fair value and the loss is recognized in the consolidated statements of operations and comprehensive loss. Impairment losses on goodwill are not reversed. For

Impairment of Long-lived Assets Other Than Goodwill

Long-lived assets, including plant and equipment and intangible with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values.

For the years ended July 31, 2020, 2019 and 2018, an impairment of $384,492, $Nil, and $Nil, respectively were recorded for intangible assets (see Note 8), and an impairment of $172,728, $Nil and $Nil, respectively, were recorded for property and equipment (see Note 7 ).

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

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Fair value of investment in trading securities are based on quoted prices in active markets. The fair value of the Company’s other financial instruments including cash and cash equivalents, accounts receivable, inventories, deposits, investment in life insurance contract, prepaid expenses and other current assets, short-term borrowings, accounts payable, taxes payable, and accrued expenses and other current liabilities and current portion of lease liabilities approximate their fair values because of the short-term nature of these assets and liabilities.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 Revenue from Contracts with Customers (“ASC 606”).

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange.

The Company currently generates its revenue from the following main sources:

(1)	Revenue from customer’s initial registration fee

In order to engage with the Company for various consulting services, a new customer is required to pay an initial non-refundable registration fee to the Company and the Company will then post the customer’s information and profiles on its website, at which point, the Company’s performance obligations are satisfied and such registration fee is recognized as revenue. The Company does not charge additional customer profile maintenance fee after the initial posting is completed as limited effort is required for the Company to maintain such information on an on-going basis. Revenues of $nil, $nil and $71,695 was generated from customer’s initial registration for the years ended July 31, 2020, and 2019 and 2018.

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

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

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

(3)	Multi-Channel advertising

The Company’s multi-channel advertising services include pre-movie advertisements display, elevator and supermarket advertising, and brand promotion. Most of the Company’s client contracts are individually negotiated and, accordingly, the service period and prices vary significantly. Service periods typically range from one day to one year.

The Company provides advertising services over the contract period. Revenues from advertising services are recognized on straight-line basis over the contract period, which approximates the pattern of when the underlying services are performed. Prepayments for advertising services are deferred and recognized as revenue when the advertising services are rendered and the Company’s performance obligations are satisfied.

The Company also provides advertising services through its regional distributors. Pursuant to advertising services distribution agreements, the Company grants the regional distributors the exclusive rights to provide local pre-movie advertising. The advertising services distribution agreements with these regional distributors typically have terms ranging from 11 to 24 months without automatic renewal provisions. Under the advertising services distribution agreements, the Company has the right to set the minimum local pre-movie advertisement prices in the movie theaters, regulate the content and quality of local pre-movie advertisements according to related laws and movie theater rules, and examine the source of local pre-movie advertisements and refuse to display advertisements from any competitors. The receipt of distribution fee is initially recorded as deferred revenue and is recognized as revenue ratably as services are rendered and the Company’s performance obligations are satisfied.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

(4)	Event planning and execution

The Company’s event planning and execution business includes planning and arrangement of events, and production of related advertising materials. From the preparation of the events to executing it typically takes no more than one week. Revenue is realized when the service is performed in accordance with the client arrangement and upon the completion of the earnings process.

(5)	Movie Theater Operating

The Company’s movie theater operating revenues are generated primarily from box office admissions and theater food and beverage sales. Revenues of this business line are recognized when admissions and food and beverage sales are rendered at the theaters and are reported net of sales tax. The Company defers 100% of the revenue associated with the sales of gift cards and packaged tickets until such time as the items are redeemed.

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. Contract assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of related services are rendered and delivered to the customers. The contract liability balance can vary significantly depending on the timing when the Company’s services are rendered and the Company’s performance obligations are satisfied. As of July 31, 2020 and 2019, other than accounts receivable and deferred revenue, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Contract liabilities related to going public consulting services amounted to $512,238 and $415,392 as of July 31, 2020 and 2019, respectively. Contract liabilities related to multi-channel advertising and event planning and execution services amounted to $551,404 and $nil as of July 31, 2020 and 2019, respectively. The July 31, 2020 contract liabilities balances are expected to be recognized as revenue within one year when the Company’s performance obligations going public consulting services are satisfied.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by service types, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended July 31, 2020, 2019 and 2018 are disclosed in Note 15 of this consolidation financial statements.

Cost of revenue

Cost of the multi-channel advertising revenues consists primarily of payments to movie theater operators for pre-movie advertising right and the billboards of elevators and supermarkets.

Cost of event planning and execution consists primarily of advertising design costs, salary and benefits expenses, leasing costs, and other related expenses.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cost of film production consists primarily of direct production costs and production overhead.

Cost of movie theater operating consists primarily of film exhibition costs, which is accrued on the applicable admissions revenues and estimates of the final settlement pursuant to film licenses of the Company. These licenses typically state that rental fees are based on aggregate terms established prior to the opening of the film.

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

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of July 31, 2020, the Company had large tax payable of approximately $4 million, primarily related to the unpaid income tax in China. Management has discussed with local tax authorities regarding the outstanding tax payable balance and is in the process of negotiating a settlement plan. As of July 31, 2020, the Company recorded a penalty of $77,527 based on the late payment penalty notice received from local tax authorities. The Company believes it is likely that the Company can fully settle its tax liabilities within one year but cannot guarantee such settlement will ultimately occur. As of July 31, 2020, all of the Company’s tax returns of its PRC subsidiaries and VIE operating entities remain open for statutory examination by PRC tax authorities.

Value Added Tax (“VAT”)

Sales revenue derived from advertising service revenues is subject to VAT. The applicable VAT rates for the Company is 6%. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of taxes payable on the consolidated balance sheets. All of the VAT returns of the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

Earnings (Loss) per Share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended July 31, 2020, 2019 and 2018, there were no dilutive shares.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation

The functional currency for ATIF and LGC is the U.S Dollar (“US$”). ATIF HK and LGC’s subsidiary Leaping HK uses Hong Kong dollar as their functional currency. However, ATIF, LGC, ATIF HK and Leaping HK currently only serve as the holding companies and did not have active material operations as of the date of this report. The Company operates its business through its VIEs and subsidiaries of the VIEs in the PRC as of July 31, 2020. The functional currency of the Company’s VIEs and VIEs’ subsidiaries is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into US$.

Assets and liabilities accounts are translated using the exchange rate at each reporting period end date. Equity accounts are translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	July 31, 2020		July 31, 2019		July 31, 2018
Foreign currency	Period-end spot rate	Average rate	Period-end spot rate	Average rate	Period-end spot rate	Average rate
RMB: 1USD	0.1432	0.1420	0.1453	0.1463	0.1467	0.1538
HKD: 1USD	0.1290	0.1284	0.1278	0.1276	0.1274	0.1278

Comprehensive income (loss)

Comprehensive income consists of two components, net income (loss) and other comprehensive income (loss).

The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income (loss) in the consolidated statements of comprehensive income (loss).

Operating Leases

The Company adopted ASU No. 2016-02—Leases (Topic 842) since August 1, 2019, using a modified retrospective transition method permitted under ASU No. 2018-11. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification. Adoption of the new standard resulted in the recording of additional lease assets and lease liabilities of approximately $3.29 million and $3.50 million, respectively, as of August 1, 2019. The standard did not materially impact our consolidated net earnings and cash flows.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

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

(a)	Credit risk

Substantially all of the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company maintains certain bank accounts in the PRC, Hong Kong, and British Virgin Islands, which are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. As of July 31, 2020 and 2019, $234,653 and $409,037 of the Company’s cash were on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

(b)	Concentration risk

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

The Company’s sales are made to customers that are located primarily in China. The Company has a concentration of its revenues and receivables with specific customers. For the year ended July 31, 2020, one customer accounted for 91% of the Company’s consolidated revenue, respectively. For the year ended July 31, 2019, three customers accounted for approximately 44%, 29%, and 19% of the Company’s total revenue. For the year ended July 31, 2018, two customers accounted for approximately 33% and 21% of the Company’s total revenue.

As of July 31, 2020, two customers accounted for 40% and 26% of the Company’s total accounts receivable balance, respectively. As of July 31, 2019, four customers accounted for approximately 61%, 15%, 14%, and 11% of the Company’s outstanding accounts receivable.

For the year ended July 31, 2020, the Company purchased 22%, 21%, and 15% of its services from three suppliers, respectively. For the year ended July 31, 2019 and 2018, the Company purchased 50% and 48% from one supplier, respectively.

(c)	Other risks and uncertainties

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

The Company’s operations have been affected by the outbreak and spread of the coronavirus disease 2019 (COVID-19), which in March 2020, was declared a pandemic by the World Health Organization. The COVID-19 outbreak is causing lockdowns, travel restrictions, and closures of businesses. The Company’s businesses have been negatively impacted by the COVID-19 coronavirus outbreak to a certain extent.

Due to the outbreak of COVID-19, in early February 2020, the Chinese government required the nationwide closure of many business activities in the PRC to prevent the spread of COVID-19 and protect public health. As a result, the Company temporarily suspended its consulting services for the period from February to March 2020. In addition, the Company acquired a 51.2% equity interest in LGC in April 2020 which was expected to diversify its revenue streams into multi-channel advertising, event planning and execution, film and TV program production, and movie theater operations going forward. However, due to the outbreak and spread of COVID-19, LGC’s movie theater operations was limited during the period from April to July 2020 because most of the movie theaters in China remained closed or struggled to draw crowds as a result of government operating restrictions and customer health and safety concerns. Furthermore, some of the Company’s existing customers have experienced financial distress and disruption of business, which resulted in delay or default on their payments.

During the period from February to July 2020, revenues from the Company’s business advisory and consulting services were approximately 92% lower as compared to the same period of last year while LGC’s operating entities in China did not generate any revenues from multi-channel advertising services and movie theater operation services from the date of acquisition through July 31, 2020.

As of the date of this filing, the spread of COVID-19 in China appears to have slowed down and most provinces and cities have resumed business activities under the guidance and support of the local government. The Company’s movie theater operation, pre-movie advertising displays and event planning and execution business has gradually resumed during the subsequent period from August to December 2020. In addition, the Company also signed eight consulting service agreements with customers for going public consulting services. Nevertheless, the continued uncertainties associated with COVID 19 may cause the Company’s revenue and cash flows to underperform in the next 12 months. A resurgence could negatively affect the execution of the going public consulting service agreements, the collection of the payments from customers, and the disruption of the Company’s ability to regain market share of LGC’s media business to pre-COVID 19 levels. The extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the financial statement reporting date.

Recent Accounting Pronouncements

On March 6, 2019, the FASB issued ASU 2019-02, Entertainment — Films — Other Assets — Film Costs (Subtopic 926-20) and Entertainment — Broadcasters — Intangibles — Goodwill and Other (Subtopic 920-350): Improvements to Accounting for Costs of Films and License Agreements for Program Materials. ASU 2019-02 helps organizations align their accounting for production costs for films and episodic content produced for television and streaming services. For public business entities, the amendments in ASU 2019-02 are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted, including early adoption in an interim period. The amendments in this ASU should be applied prospectively. Under a prospective transition, an entity should apply the amendments at the beginning of the period that includes the adoption date. The Company is now assessing the impact of the new guidance and does not expects that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. As an emerging growth company, the Company plans to adopt this guidance effective August 1, 2023. The Company is currently evaluating the impact of its pending adoption of ASU 2016-13 on its consolidated financial statements.

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for all entities for fiscal years and interim periods within those fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

In November 2019, the FASB issued ASU 2019-10, “Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842)” (“ASU 2019-10”). ASU 2019-10 (i) provides a framework to stagger effective dates for future major accounting standards and (ii) amends the effective dates for certain major new accounting standards to give implementation relief to certain types of entities. Specifically, ASU 2019-10 changes some effective dates for certain new standards on the following topics in the FASB Accounting Standards Codification (ASC): (a) Derivatives and Hedging (ASC 815) – now effective for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021; (b) Leases (ASC 842) - now effective for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021; (c) Financial Instruments — Credit Losses (ASC 326) - now effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years; and (d) Intangibles — Goodwill and Other (ASC 350) - now effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company does not expect the cumulative effect resulting from the adoption of this guidance will have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, which is 2022 fiscal year for us, with early adoption permitted. The Company does not expect adoption of the new guidance to have a significant impact on its consolidated financial statements.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – BUSINESS COMBINATION

On April 8, 2020, the Company signed a Share Exchange Agreement and a Debt Conversion and Share Purchase Agreement with the shareholders of Leaping Group Co., Ltd (“LGC”), to acquire 51.2% of the equity interest of LGC. LGC is primarily engaged in multi-channel advertising, event planning and execution, film and TV program production, and movie theater operations in the PRC.

On April 22, 2020 (the “Closing Date”), the Company completed the acquisition of approximately 51.2% of the equity interest of LGC for a total consideration of approximately $22.92 million, including cash consideration of $1.85 million in the form of debt forgiveness and issuance of a total of 9,940,002 shares of ATIF’s common stock with the fair value of approximately $21.07 million based on the closing price of the Company’s stock at the Closing Date.

Under the terms of the Debt Conversion and Share Purchase Agreement, LGC issued 3,934,029 of its ordinary shares to the Company in exchange for (i) the satisfaction of the outstanding debt owed to the Company in the amount of US$1,851,000, and (ii) the issuance of 2,800,000 the Company’s ordinary shares to LGC. Concurrent with the closing of the Debt Conversion and Share Purchase Agreement, and under the terms of the Share Exchange Agreement, LGC assigned an aggregate of 6,283,001 of its ordinary shares to the Company in exchange for an aggregate of the Company’s 7,140,002 ordinary shares.

The transaction was accounted for as a business combination using the purchase method of accounting in accordance with ASC 805-10-20. The purchase price allocation of the transaction was determined by the Company with the assistance of an independent appraisal firm based on the fair value of the assets acquired and liabilities assumed as of the acquisition date.

The following table presents the purchase price allocation to assets acquired and liabilities assumed for LGC as of the acquisition date. The non-controlling interest represents the fair value of the 48.8% equity interest not held by the Company:

As of April 22, 2020
Cash and cash equivalents	$1,060,435
Accounts receivable	2,613,970
Prepayment and other current assets	2,219,950
Property and equipment	2,728,000
Intangible assets (trade name and customer relationship)	8,000,000
Deferred film production cost	323,522
Deferred income tax assets	75,822
Taxes payable	(3,255,935)
Other current liabilities	(2,701,495)
Fair value of non-controlling interest	(19,664,326)
Goodwill	31,523,861
Total purchase consideration	$22,923,804

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – BUSINESS COMBINATION (continued)

The intangible assets mainly include LGC’s trade name of $1.3 million and customer relationship of $6.7 million, with definite lives of 9.6 years and 6.2 years, respectively. The goodwill is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets under U.S. GAAP. Goodwill is not amortized and is not deductible for tax purposes.

The fair value of the non-controlling interest in LGC was determined based on the purchase price allocation report prepared by an independent third-party appraiser by using discount cash flow model.

The amounts of revenue and net loss of LGC included in the Company’s consolidated statement of operations from the acquisition date to July 31, 2020 are as follows:

From acquisition date to July 31, 2020
Net Revenue	$40,872

Net loss	$(4,933,748)

The following table presents the Company’s unaudited pro forma results for the years ended July 31, 2020 and 2019, respectively, as if the LGC Acquisition had occurred on August 1, 2018. The unaudited pro forma financial information presented includes the effects of adjustments related to the amortization of acquired intangible assets, and excludes other non-recurring transaction costs directly associated with the acquisition such as legal and other professional service fees. Statutory rates were used to calculate income taxes.

	For the years ended July 31,
	2020		2019
Pro forma revenue	$6,192,939		$14,758,448
Pro forma net income (loss)	$(20,975,818)	(1)	4,402,083	(1)
Pro forma net income (loss) attributable to ATIF Holdings Limited	$(17,165,275)	(1)	1,869,892	(1)

Pro forma earnings (loss) per common share - basic and diluted	$(0.37)		$0.04

Weighted average shares - basic and diluted	47,014,674		45,462,933

(1)	Includes intangibles asset amortization expense of $810,708 and $1,216,062 for the years ended July 31, 2020 and 2019, respectively.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – ACCOUNTS RECEIVABLE, NET

	As of July 31,
	2020	2019
Accounts receivable from business advisory and consulting services	$425,106	$1,537,593
Accounts receivable from multi-channel advertising, event planning and execution	1,894,447	-
Total gross accounts receivable	2,319,553	1,537,593
Less: allowances for doubtful accounts	(1,380,161)	(65,335)
Accounts receivables, net	$939,392	$1,472,258

As of July 31, 2020 and 2019, the aging of the Company’s accounts receivable is as follows:

	As of July 31,
Accounts receivable by aging bucket	2020	2019
1-3 months	$27,027	$364,430
4-6 months	67,441	147,722
7-12 months	1,130,348	894,771
More than 1 year	1,094,737	130,670
Total gross accounts receivable	$2,319,553	$1,537,593

As of July 31, 2020, substantial portion of the outstanding accounts receivable resulted from the Company’s acquisition of LGC in April 2020 (see Note 4). Due to the outbreak and spread of COVID-19, some of LGC’s customers experienced financial distress, suffered disruptions in their businesses and delayed or defaulted their payments. In addition, LGC’s movie theater operations was limited during the period from April to July 2020 because most of the movie theaters in China remained closed or struggled to draw crowds as a result of government operating restrictions. Given these uncertainties, approximately $0.96 million bad debt reserve has been accrued.

Allowance for doubtful accounts movement is as follows:

	July 31, 2020	July 31, 2019
Beginning balance	$65,335	$-
Additions	1,304,108	65,790
Reductions	-	-
Foreign currency translation adjustments	10,718	(455)
Ending balance	$1,380,161	$65,335

Approximately 23% of the July 31, 2020 accounts receivable balance has been subsequently collected as of the date of this Report and the remaining balances are expected to be collected by March 31, 2021.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of July 31,
	2020	2019
Advance to employees for business development purposes (a)	$131,790	$700,940
Prepaid service fees (b)	64,189	891,098
Prepayment for advertising services (c )	609,763	400,895
Advance to vendors (d)	10,000	428,349
Others (e)	55,209	78,653
Total	$870,951	$2,499,935

(a)	During the Company’s normal course of business, the Company made short-term advances to employees for business development and marketing campaign. Such business advances are normally expensed within three months when invoices and other supporting documents been submitted for reimbursement. The Company establishes a provision for doubtful account when there is objective evidence that the Company may not be able to collect amounts due. Allowance for doubtful accounts amounted to $1,350,615, $Nil and $Nil for the years ended July 31, 2020,2019 and 2018, respectively.

(b)

Prepaid service fees represent cash advance payment to third-party firms whom the Company uses to identify and refer potential new customers to the Company for business advisory and consulting services, and to outsource market research and capital funding related services. These prepaid consulting expense are amortized over their respective contract service periods.

Amortization of prepaid consulting expense for the years ended July 31, 2020, 2019 and 2018 was $861,360, $282,434 and $nil, respectively.

(c)	Prepayment for advertising services represent the advance payments made by the Company to various third party advertising companies for producing advertising contents. These prepayments are typically expensed over the period when the services are performed. The prepayment of $400,895 made in 2019 was subsequently refunded to the Company after the service agreement was terminated.

(d)	Advance to vendors represents advance payments made to various vendors for purchases of equipment or services. These amounts will be either reclassified or expenses upon delivery of equipment or performance of services.

(e)	Other prepaid expenses primarily include prepayment to logistic companies for express mail services and prepaid employee housing fund, which normally are expensed when the invoices are received and reimbursed.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of July 31,
	2020	2019
Furniture, fixtures and equipment	$980,188	$98,615
Leasehold improvement	1,737,898	-
Vehicles	731,782	-
Total	3,449,868	98,615
Less: Impairment of fixed assets	(173,799)	-
Less: accumulated depreciation	(652,678)	(49,586)
Property and equipment, net	$2,623,391	$49,029

During the year ended July 31, 2020, the Company disposed certain outdated office equipment and reported a loss of $12,388 from such disposal. In addition, the Company recorded an impairment of $172,728 on its fixed assets for the year ended July 31, 2020 based on its assessment that the expected future cash flows may not cover the carrying value of the Company’s fixed asset.

Depreciation expense was $527,497, $20,615, and $16,458 for the years ended July 30, 2020, 2019, and 2018, respectively.

NOTE 8 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of July 31,
	2020	2019
Customer relationship (a)	$6,700,000	$-
Tradename (a)	1,300,000	-
Financial and news platform (b)	443,043	438,657
Software	339,569	19,842
Total	8,782,612	458,499
Less: accumulated amortization	(471,078)	(29,740)
Impairment of intangible assets	(386,432)	-
Intangible assets, net	$7,925,102	$428,759

(a)	In connection with the acquisition of 51.2% equity interest of LGC, the Company acquired an aggregate of $8,000,000 of intangible assets, primarily consisted of customer relationships and tradenames, which have an estimated weighted-average amortization period of approximately 6.2 years and 9.6 years, respectively.

(b)	In order to diversify the Company’s business and revenue source, on September 20, 2018 (the “Acquisition Date”), ATIF HK entered into a purchase agreement with Shenzhen Shangyuan Electronic Commerce Co., Ltd. (“Shangyuan”) to acquire a financial and news media platform, www.chinacnnm.com, from Shangyuan, for a total cash consideration of approximately $0.46 million (or RMB3 million).The purchase price was based on the estimated fair value of this asset as of the Acquisition Date in accordance with the valuation report of an independent appraisal firm. The transaction costs (including title search and legal costs) associated with the news media platform acquisition were immaterial and transaction cost capitalization is not deemed necessary. The Company acquired only the financial and news platform/website from Shangyuan, rather than the equity interest of Shangyuan. Thus, the Company determined that the acquisition constituted as an acquisition of assets for financial statement purposes.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – INTANGIBLE ASSETS, NET (continued)

The Company originally planned to use this financial and news platform to market its consulting services to potential clients, as well as help its clients distribute corporate news and worldwide press releases, and accordingly charge customer services fees. However, the Company has not generated any revenue from this financial and news platform since its acquisition, and based on the Company’s current financial condition and operating performance, management assessed that the likelihood of future use of the financial and news platform is remote. As a result, a full impairment loss of $384,492 has been applied against this financial and news platform for the year ended July 31, 2020.

Amortization expense was $440,899, $29,707, and $Nil for the years ended July 31, 2020, 2019, and 2018, respectively.

Estimated future amortization expense for intangible assets is as follows:

Year ending July 31,	Amortization expense
2021	$1,298,019
2022	1,298,019
2023	1,298,019
2024	1,291,352
2025	1,218,019
Thereafter	1,521,674
Total	$7,925,102

NOTE 9- GOODWILL

Goodwill represents the excess of the consideration paid for the acquisition of 51.2% equity interest of LGC over the fair value of the net identifiable assets of LGC at the date of acquisition (see Note 4).

As of July 31, 2020, the changes in the Company’s carrying amount of goodwill are presented below:

Total
Balance as of July 31, 2019	$-
Goodwill	31,523,861
Goodwill impairment	(5,621,467)

Balance as of July 31, 2020	$25,902,394

The Company assesses goodwill for impairment using the two-step process with the assistance of a third-party appraiser. Based on the Company’s assessment, the fair value of the reporting unit fell below its carrying value. As a result, the Company recorded a goodwill impairment of $5,621,467 as reflected in the consolidated statements of operations and comprehensive income (loss) for the year ended July 31, 2020.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – INVESTMENT IN LIFE INSURANCE CONTRACT

On July 29, 2019, the Company invested $1,290,289 (HKD10 million) to purchase a long-term life insurance investment instrument with Manulife (International) Limited (“Manulife”) in order to earn interest income, with ATIF Limited as the insurance beneficiary. The Company originally expects to hold this investment for five years in order to avoid surrender charge. Early redemption fee applies to subscription less than five years. The insurance company Manulife will invest the funds in certain portfolio of financial instruments, including money market funds, private fund, bonds or mutual funds, with variable rates of return on the investment. Historically, the rates of return on similar investment products with Manulife ranged from 8.69% to 11.49%, with an average of 9.48% per annum. Interest income is to be paid to the Company on a monthly basis. The interest earned will be recognized in the consolidated statements of operations over the contractual term of this investment, unless the Company elects to early terminate the contract. The life insurance policy became effective on August 3, 2019. In order to support the Company’s working capital need, on September 22, 2020, the Company early terminated the life insurance investment instrument (Note 18). Accordingly, the Company reclassified such investment as a current asset as of July 31, 2020. Interest income earned from this investment amounted to $95,797 for the years ended July 31, 2020.

NOTE 11 – OPERATING LEASES

The Company leases offices space and movie theatres under non-cancelable operating leases, with lease terms ranging between 2 to 15 years. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Rent expense for the years ended July 31, 2020, 2019 and 2018 was $1,071,822, $515,010, $400,151, respectively.

Effective August 1, 2019, the Company adopted the new lease accounting standard using a modified retrospective transition method, which allows the Company not to recast comparative periods presented in its consolidated financial statements. In addition, the Company elected the package of practical expedients, which allows the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed below. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

The following table presents the operating lease related assets and liabilities recorded on the balance sheets as of July 31, 2020.

July 31, 2020
Rights of use lease assets	$3,768,418

Operating lease liabilities, current	750,350
Operating lease liabilities, noncurrent	3,382,889
Total operating lease liabilities	$4,133,239

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of July 31, 2020:

	July 31, 2020
Remaining lease term and discount rate	$
Weighted average remaining lease term (years)		8.78
Weighted average discount rate		4.90%

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – OPERATING LEASES (continued)

The following is a schedule of maturities of lease liabilities as of July 31, 2020

2021	$942,360
2022	667,392
2023	477,151
2024	481,817
2025	396,682
2025 and thereafter	2,169,094
Total lease payments	5,134,496
Less: imputed interest	(1,001,257)
Present value of lease liabilities	$4,133,239

NOTE 12 – RELATED PARTY TRANSACTIONS

During the year ended July 31, 2020, the Company leased office space in Hong Kong from Asia Time (HK) International Finance Service Limited (“Asia Time HK”), an entity controlled by the Company’s controlling shareholder. The Company paid office lease expense of $79,875 to Asia Time HK for the year ended July 31, 2020.

NOTE 13 – TAXES

(a) VAT, Business Tax and related surcharges

Effective on September 1, 2012, a pilot program (the “Pilot Program”) for transition from the imposition of PRC business tax (“Business Tax”) to the imposition of VAT for revenues from certain industries and certain cities. On May 1, 2016, the transition from the imposition of Business Tax to the imposition of VAT, was expanded to all industries in China, and as a result all of the Company’s revenues have been subject to a 6% VAT and related surcharges on VAT payable at a rate of 12% since that date. To record VAT payable, the Company adopted the net presentation method, which presents the difference between the output VAT (at a rate of 6%) and the available input VAT amount (at the rate applicable to the supplier).

In addition, LGC’s multi-channel advertising business is also subject to a culture construction fee surcharge of 3% based on its gross revenue amount.

(b) Corporate Income Taxes (“CIT”)

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

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – TAXES (continued)

Cayman Islands

Under the current and applicable laws of the Cayman Islands, LGC is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

ATIF HK and Leaping HK are subject to Hong Kong profits tax at a rate of 16.5%. However, ATIF HK and Leaping HK did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended July 31, 2020, 2019, and 2018, and accordingly no provision for Hong Kong profits tax has been made in these periods.

PRC

Huaya, Qianhai, Leaping Shenyang, LMG and its subsidiaries were incorporated in the PRC. Under the Income Tax Laws of the PRC, these companies are subject to income tax rate of 25%

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the years ended July 31,
	2020	2019	2018
	%	%	%
China income tax rate	25.0	25.0	25.0
Rate differential	(12.6)	15.8	-
Permanent difference on non-deductible expenses	(0.1)	0.1	1.9
Utilization of the VIE’s Net Operating Loss (“NOL”) from prior years	-	(1.7)	-
Change in valuation allowance	(12.7)	-	-
Effective tax rate	(0.4)	39.2	26.9

The income tax expenses consists of the following:

	For the years ended July 31,
	2020	2019	2018
Current income tax provision
BVI	$-	$-	$-
Hong Kong	-	-	-
China	-	276,823	716,816
Subtotal	-	276,823	716,816

Deferred income tax provision
BVI	-	-	-
Hong Kong	-	-	-
China	76,264	-	-
Total income tax provision	$76,264	$276,823	$716,816

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – TAXES (continued)

Deferred tax assets

The Company’s deferred tax assets are comprised of the following:

	July 31, 2020			July 31, 2019
	ATIF	LGC	Total	ATIF
Deferred tax assets:
Net operating loss carry forwards	$746,024	$816,747	$1,562,771	$-
Allowance for doubtful account	212,010	438,350	650,360	-
Deferred tax assets before valuation allowance	958,034	1,255,097	2,213,131
Less: valuation allowance	(958,034)	(1,255,097)	(2,213,131)	-
Net deferred tax assets	$-	$-	$-	$-

The Company follows ASC 740, “Income Taxes”, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company’s deferred tax assets primarily derived from the net operating loss (“NOL”) and allowance for doubtful accounts. For the year ended July 31, 2020, both ATIF and LGC suffered net operating losses due to reduced number of customers for ATIF’s consulting services and for LGC’s pre-movie adverting display services, event planning and execution services and movie theater operation service as affected by the COVID-19 outbreak and spread. In addition, some of the Company’s existing customers have experienced financial distress and disruption of business due to COVID-19, which resulted in delay or default on their payments and increased allowance for doubtful accounts. The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion or all of the deferred tax assets will not be realized. The Company considers many factors when assessing the likelihood of future realization of the deferred tax assets, including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes, and other relevant factors. For the year ended July 31, 2020, management believes that the realization of the deferred tax assets appears to be uncertain and may not be realizable in the near future. Therefore, a 100% valuation allowance has been provided against the deferred tax assets at July 31, 2020.

(c) Taxes Payable

The Company’s taxes payable consists of the following:

	July 31, 2020			July 31, 2019
	ATIF	LGC	Total	ATIF
Value added tax payable	$73,031	$186,028	$259,059	$91,978
Income tax payable	584,503	3,001,124	3,585,627	574,778
Other taxes payable	2,582	156,896	159,478	2,313
Total taxes payable	$660,116	$3,344,048	$4,004,164	$669,069

In connection with the acquisition of LGC on April 22, 2020, the Company assumed LGC’s tax liabilities of approximately $3.3 million (see Note 4). As of July 31, 2020, approximately 84% of the Company’s total tax liabilities were related to LGC’s accumulated unpaid tax.

Uncertain tax positions

As of July 31, 2020, the Company had accrued tax liabilities of approximately $4.0 million, mostly related to LGC’s accumulated unpaid corporate income tax in China. According to PRC taxation regulation, if tax has not been fully paid, tax authorities may impose tax and late payment penalties within three years. In practice, since all of the taxes owed are local taxes, the local tax authority is typically more flexible and willing to provide incentives or settlements with local small and medium-size businesses to relieve their burden and to stimulate the local economy. During the year ended July 31, 2020, the Company received a late payment penalty notice from local tax authorities and recorded a penalty of $77,527 as reflected in the consolidated statements of operations. Management has discussed with local tax authorities regarding the outstanding tax payable balance and is in the process of negotiating a settlement plan. The Company believes it is likely that LGC can fully settle its tax liabilities and tax penalties within one year but cannot guarantee such settlement will ultimately occur.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – EQUITY

Ordinary Shares

The Company was established under the laws of the British Virgin Islands on January 5, 2015. Prior to the Reorganization, the authorized capital was 100,000,000 ordinary shares with par value of $0.0004 per share and 50,000,000 shares were issued at par value. On August 21, 2018, the Company amended its Memorandum of Association to cancel the 50,000,000 issued shared and simultaneously increased the number of the authorized shares to 100,000,000,000 and increase the par value of each share to $0.001. In connection with the cancellation of the 50,000,000 shares, the Company issued 50,000 new shares to the controlling shareholders at $0.001 per share.

On November 2, 2018, the Company issued additional 49,950,000 ordinary shares, at par value of $0.001 per share, to its beneficial owners, in private transactions, for a total consideration of $49,950.

On February 27, 2019, the Company’s pre-IPO shareholders surrendered an aggregated 15,000,000 ordinary shares, which were subsequently cancelled, for no consideration, and resulted in a reduction in outstanding issued shares from 50,000,000 ordinary shares to 35,000,000 ordinary shares with a par value of $0.001 per share (the “Surrender”).

The above-mentioned transactions were considered as a part of the Reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented.

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

Shares issued for acquisition of LGC

As disclosed in Note 4 above, on April 22, 2020, the Company completed an acquisition of approximately 51.2% of the equity interest of LGC. In connection with the acquisition, the Company issued a total of 9,940,002 shares of its common stock to LGC’s shareholders with fair value of approximately $21.07 million based on the closing price of the Company’s stocks at the Closing Date.

As of July 31, 2020 and 2019, the Company had a total of 47,014,674 and 37,074,672 ordinary shares issued and outstanding, respectively.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – EQUITY (continued)

Noncontrolling interest

Non-controlling interests represent minority shareholders’ 48.8% ownership interest in LGC not acquired by the Company in connection with the Company’s acquisition of equity interest in LGC. The following table reconciles the non-controlling interest as of July 31, 2020 and 2019:

Total
As of July 31, 2018	$-
Net income (loss) attributable to non-controlling interest	-
Foreign currency translation adjustment	-
As of July 31, 2019	$-
Acquisition of noncontrolling interest	19,664,326
Net loss attributable to non-controlling interest	(2,407,669)
Foreign currency translation adjustment	(42,174)
As of July 31, 2020	$17,214,483

Statutory reserve and restricted net assets

The Company’s VIE operating entities are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends.

The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S GAAP may differ from those in the statutory financial statements of the WFOEs and VIEs. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

In light of the foregoing restrictions, the Company’s WFOEs, Huaya and LMG, and their respective VIEs and VIEs’ subsidiaries are restricted in their ability to transfer their net assets to the Company. Foreign exchange and other regulations in the PRC may further restrict the WFOEs, VIEs and VIE’s subsidiaries from transferring funds to the Company in the form of dividends, loans and advances.

As of July 31, 2020 and 2019, the restricted amounts as determined pursuant to PRC statutory laws totaled $355,912 and $355,912, respectively, and total restricted net assets amounted to $2,268,330 and $962,374, respectively.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. Based on management’s assessment, the Company has determined that it has four operating segments as defined by ASC 280, including Business Advisory and Consulting Services, Multi-channel Advertising Services, Event Planning and Execution Services and Movie Theater Operation Services.

The following tables present summary information by segment for the years ended July 2020, 2019 and 2018, respectively:

	For the year ended July 31, 2020
	Business advisory and consulting services	Multi-Channel Advertising	Event planning and execution	Movie theatre operation	Total
Revenue	$645,127	$-	$40,872	$-	$685,999
Cost of revenue and related taxes	$(4,068)	$-	$(223,342)	$-	$(227,410)
Gross profit (loss)	$641,059	$-	$(182,470)	$-	$458,589
Operating expenses	$(7,092,062)	$(3,951,015)	$(4,331,370)	$(2,343,560)	$(17,718,007)
Loss from operations	$(6,451,003)	$(3,951,015)	$(4,513,840)	$(2,343,560)	$(17,259,418)
Net loss	$(6,329,798)	$(3,951,015)	$(4,665,995)	$(2,343,560)	$(17,290,368)

	For the year ended July 31, 2019
	Go public consulting services	Multi-Channel Advertising	Event planning and execution	Movie theatre operation	Total
Revenue	$3,078,758	$-	$-	$-	$3,078,758
Gross profit	$3,078,758	$-	$-	$-	$3,078,758
Operating expenses	$(2,407,154)	$-	$-	$-	$(2,407,154)
Income from operations	$671,604	$-	$-	$-	$671,604
Net income	$429,227	$-	$-	$-	$429,227

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – SEGMENT REPORTING (continued)

	For the year ended July 31, 2018
	Go public consulting services and customer initial registration services	Multi-Channel Advertising	Event planning and execution	Movie theatre operation	Total
Revenue	$5,307,891	$-	$-	$-	$5,307,891
Gross profit	$5,307,891	$-	$-	$-	$5,307,891
Operating expenses	$(2,580,212)	$-	$-	$-	$(2,580,212)
Income from operations	$2,727,679	$-	$-	$-	$2,727,679
Net income	$1,946,883	$-	$-	$-	$1,946,883

The following tables present total assets by segment for as of July 31, 2020 and 2019:

	As of July 31,
	2020	2019
Total assets:
Business Advisory and Consulting Services	$5,240,172	$12,342,594
Multi-Channel Advertising Services	4,854,583	-
Event Planning and Execution Services	4,088,225	-
Movie Theater Operation Services	31,602,098	-

	$45,785,078	$12,342,594

NOTE 16 - CONTIGENCIES

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

As of July 31, 2020, the Company had two pending arbitration and legal proceeding cases as follows:

(a)	Arbitration with Huale Group Co., Limited (“Huale”)

On November 4, 2019, the Company received an arbitration notice from Shenzhen Court of International Arbitration (the “Court”), pursuant to which, the Company’s former customer Huale Group Co., Limited (“Huale”) filed the arbitration with the Court against the Company and requested a refund of $300,000 consulting service fee that Huale paid to the Company in 2017. Huale suspended its original plan after the Company already provided certain consukting services outlined in their consulting agreement. Both parties were in dispute over whether or not the initial payment of $300,000 should be refunded.

On September 25, 2020, the Court issued a final judgment ruling in favor of Huale and required the Company to return a deposit of $250,000 to Huale and pay arbitration fee and counterclaim fee of $11,724 (RMB 81,844). Based on the Court ruling, the Company accrued legal liabilities of $261,724 as of and for the year ended July 31, 2020.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - CONTIGENCIES (continued)

(b)	Pending Legal Proceeding with Boustead Securities, LLC (“Boustead”)

On May 14, 2020, Boustead filed a lawsuit against the Company and LGC for breaching the underwriting agreement Boustead had with each of the Company and LGC, in which Boustead was separately engaged as the exclusive financial advisor to provide financial advisory services to the Company and LGC.

In April 2020, the Company acquired 51.2% equity interest in LGC after LGC terminated its efforts to launch an IPO on its own. Boustead alleged that the acquisition transaction between the Company and LGC was entered into during the lockup period of the exclusive agreement between Boustead and LGC, and therefore deprived Boustead of compensation that Boustead would otherwise have been entitled to receive under its exclusive agreement with LGC. Therefore, Boustead is attempting to recover from the Company an amount equal to a percentage of the value of the transaction it conducted with LGC.

Boustead’s Complaint alleges four causes of action against the Company, including breach of contract; breach of the implied covenant of good faith and fair dealing; tortious interference with business relationships and quantum meruit.

On October 6, 2020, ATIF filed a motion to dismiss Boustead’s Complaint pursuant to Federal Rule of Civil Procedure 12(b)(6) and 12(b)(5).  On October 9, 2020, the United States District Court for the Southern District of New York directed Boustead to respond to the motion or amend its Complaint by November 10, 2020.  Boustead opted to amend its complaint and filed the amended complaint on November 10, 2020.  Boustead’s amended complaint asserts the same four causes of action against ATIF and LGC as its original complaint. The Company filed another motion to dismiss Boustead’s amended complaint on December 8, 2020. Boustead’s opposition to the Company’s motion to dismiss is due by January 13. The Company’s reply is due January 27, 2021.

As such, the Boustead litigation is currently in the pleadings stage. Because Boustead’s amended complaint does not adequately allege any causes of action, the Court may completely dismiss all causes of action, some, or none at all. Once the Court rules on the motion to dismiss, the Company can begin developing its defenses to claims. Therefore, the Company’s management believes it is premature to assess and predict the outcome of this pending litigation.

NOTE 17 – SUBSEQUENT EVENTS

(a)	Early Termination of a Life Insurance Investment Instrument

On July 29, 2019, the Company invested $1,290,289 (HKD10 million) to purchase a long-term life insurance investment instrument with Manulife (International) Limited (“Manulife”) in order to earn interest income, with ATIF as the insurance beneficiary (see Note 10). In order to support the Company’s working capital need, on September 22, 2020, the Company early terminated this life insurance investment contract and received a refund of $1,219,128 (HKD 9.5 million) after deducting an early redemption penalty of $64,684.

(b)	Direct Registered Offering

On November 6, 2020, the Company completed a registered direct offering and issued 4,347,826 of its ordinary shares at $0.92 per share to certain investors. The gross proceeds were $4.0 million before deducting the underwriter’s commissions and other offering expenses, resulting in net proceeds of approximately $3.5 million to the Company. The Company has issued to the investors warrants to purchase up to an aggregate of 4,347,826 of its ordinary shares. The exercise price of each warrant is $1.10 per share, and each warrant is exercisable immediately and will expire five years from the date of issuance. After one-year, the exercise price may reset to the closing bid price if it is lower than the exercise price then in effect. In addition, the warrant exercise price may be subject to adjustment in the event that the Company issues certain securities at prices below the then exercise price. Further, the exercise price and the number of warrant shares issuable upon exercise of the warrants are subject to adjustment upon the occurrence of specified events, including stock dividends, stock splits, combinations and reclassifications of the ordinary shares.. The Company plans to use the proceeds to acquire another target company in the near future.

(c)	Pending NASDAQ Compliance Issue

On December 16, 2020, the Company received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that it was no longer in compliance with the minimum bid price requirement for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires listed companies to maintain a minimum bid price of $1.00 per share. NASDAQ provided the Company with 180 days, or until June 14, 2021, to regain compliance with the minimum bid price requirement by having a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days. The Company intends to monitor the closing bid price of its ordinary shares between now and June 14, 2021, and to evaluate its available options to regain compliance within the compliance period.