Form 20-F
period 2021-07-31
ATIF Holdings Ltd
filed 2021-12-09
CIK 1755058

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: July 31, 2021

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

Yue Ming, Chief Financial Officer

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 9,161,390   ordinary shares were outstanding as of July 31, 2021

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐   No  ☒

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

“We,” “us,” “our,” or “Company” are to ATIF Holdings Limited (“ATIF”), a British Virgin Islands business company, and its Affiliated Entities (defined below), as the case may be. Neither ATIF nor any of its Affiliated Entities are in any way or manner related to or associated with a digital publishing company incorporated and registered in Hong Kong, Asia Times Holdings Limited. ATIF is a holding company for its operating subsidiaries. We currently do not, and we do not plan to use variable interest entities to execute our business plan or to conduct our China-based operations.

Unless the context otherwise requires, in this annual report on Form 20-F references to:

●	“Affiliated Entities” are to our operating subsidiaries;

●	“ATIF HK” are to the wholly-owned subsidiary of ATIF, ATIF Limited, a Hong Kong corporation;

●	“AT Consulting Center” are to Asia Era International Financial Consulting Center;

●	“BVI” are to the “British Virgin Islands”;

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

●	“Company,” “we,” “us,” and “our” refers to ATIF Holdings Limited (“ATIF”), a British Virgin Islands business company, and its Affiliated Entities (defined above), as the case may be. Neither ATIF nor any of its Affiliated Entities are in any way or manner related to or associated with a digital publishing company incorporated and registered in Hong Kong, Asia Times Holdings Limited;

●	“CNNM” are to www.chinacnnm.com, a news and media platform owned and operated by ATIF HK;

●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

●	“Huaya” are to Huaya Consultant (Shenzhen) Co., Ltd., a limited liability company organized under the laws of the PRC, a wholly owned subsidiary of ATIF;

●	“initial public offering” or “IPO” means our initial public offering of Ordinary Shares at $5.00 per Unit which closed in April 29, 2019;

●	“LGC” refers to Leaping Group Co., Ltd. a limited liability organized under the laws of Cayman Islands;

●	“preferred shares,” or “Preferred Shares” refer to the Class A preferred shares of the Company, par value $0.001 per share;

●	“RMB” and “Renminbi” refer to the legal currency of the PRC;

●	“SEC” refers to the Securities and Exchange Commission;

●	“Securities Act” refers to the Securities Act of 1933, as amended;

●	“shares,” “Shares,” or “Ordinary Shares” are to the Ordinary Shares of the Company, par value $0.001 per share;

●	“U.S. dollars” and “$” refer to the legal currency of the United States; and

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

On August 23, 2021, we completed a five (5) for one (1) reverse stock split (the “Reverse Split”) of our issued and outstanding ordinary shares, par value $0.001 per share. From a BVI legal perspective, the Reverse Split applied to the issued shares of the Company on the date of the Reverse Split and does not have any retroactive effect on the Company's shares prior that date. However, for accounting purposes only (with no BVI legal effect), references to our ordinary shares in this annual report are stated as having been retroactively adjusted and restated to give effect to the Reverse Split, as if the Reverse Split had occurred by the relevant earlier date. As a result of this Reverse Split, the Company’s issued and outstanding ordinary shares have been retroactively adjusted, where applicable, in this annual report to reflect the reverse split of the Company’s Ordinary Shares as if it had occurred at the beginning of the earlier period presented.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended July 31, 2020 and 2021.

This annual report contains translations of certain Renminbi (“RMB”) and Hong Kong Dollar (“HK$”) amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of RMB into U.S. dollars has been made at RMB 6.4609 to US$1.00 and the translation of HK$ into U.S. dollars has been made at HK$7.800 to US$1.00 in effect on July 31, 2021. We make no representation that any RMB/HK$ or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB/HK$, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

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

These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, you can identify these forward-looking statements by words or phrases such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” “would,” or similar expressions, including their negatives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

●	any changes in the laws of the PRC or local province that may affect our operation;

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth and expansion, including our ability to meet our goals;

●	current and future economic and political conditions;

●	inflation and fluctuations in foreign currency exchange rates;

●	our ability to compete in an industry with low barriers to entry;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to attract new clients, and further enhance our brand recognition;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	our on-going ability to obtain all mandatory and voluntary government and other industry certifications, approvals, and/or licenses to conduct our business;

●	our ability to maintain effective internal control over financial reporting;

●	trends and competition in the financial consulting services industry; and

●	other assumptions described in this annual report underlying or relating to any forward-looking statements.

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

A. [Reserved]

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

We are, and expect for the foreseeable future to be, subject to all the risks and uncertainties, inherent in a new business and in an industry which is in the early stages of development in China. As a result, we must establish many functions necessary to operate a business, including expanding our managerial and administrative structure, assessing and implementing our marketing program, implementing financial systems and controls and personnel recruitment. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays, and difficulties frequently encountered by companies with a limited operating history. These risks and challenges are, among other things:

●	we operate in an industry that is or may in the future be subject to increasing regulation by various governmental agencies in China;

●	we may require additional capital to develop and expand our operations which may not be available to us when we require it;

●	our marketing and growth strategy may not be successful;

●	our business may be subject to significant fluctuations in operating results; and

●	we may not be able to attract, retain and motivate qualified professionals.

Our future growth will depend substantially on our ability to address these and the other risks described in this annual report. If we do not successfully address these risks, our business would be significantly harmed.

We have incurred net losses for the fiscal years ended July 31, 2021 and 2020 and expect losses to continue in the near future.

For the fiscal year ended July 31, 2021 and 2020, we incurred net loss of $9.0 million and $17.3 million, respectively. Our operations have been adversely affected by the effect of COVID-19. In addition, the PRC has recently issued statements that may have the effect of slowing down our business consulting services of assisting PRC companies to go public in the United States. As a result, until the PRC further clarifies its views and regulations regarding PRC companies seeking to go public in the United States, and PRC companies are comfortable with the business climate and seeking our services, we anticipate that we continue to experience losses in the future.

We need additional capital.

As at July 31, 2021, we had cash of $5.6 million. We will continue to incur costs to fund our operations and will need to raise capital for working capital until our revenues increase. As a result, we will be required to raise capital for our operations primarily through equity offerings which may dilute existing shareholders. No assurance can be given that we will be able to raise capital through equity offerings which could have a substantial dilutive effect to existing shareholders.

If we do not continue to satisfy the Nasdaq Capital Market continued listing requirements, our Ordinary Shares could be delisted.

The listing of our Ordinary Shares on the Nasdaq Capital Market is contingent on our compliance with the Nasdaq Capital Market’s conditions for continued listing. On December 16, 2020, we received notice from The Nasdaq Stock Market (“Nasdaq”) indicating we were not in compliance with the minimum bid price requirement of $1.00 per share under the Nasdaq Listing Rules. In addition, on December 17, 2020, we received notice from Nasdaq stating that because we had not yet filed our Annual Report on Form 20-F for the year ended July 31, 2020 (the “Form 20-F”) by its due date, we were no longer in compliance with Listing Rule which requires listed companies to timely file all required periodic financial reports with the Securities and Exchange Commission. On December 31, 2020, we filed our Form 20-F with the SEC and on January 28, 2021 Nasdaq provided us confirmation that our closing bid price traded over $1.00 for ten consecutive business days.

On July 26, 2021, we received another notice from Nasdaq indicating we that were not in compliance with the minimum bid price requirement of $1.00 per share under the Nasdaq Listing Rules. The July 26, 2021 notice indicated that we had 180 calendar days, or until January 24, 2022, to regain compliance with the Listing Rules. On August 23, 2021, we effected the Reverse Split in order to the meet the minimum bid price of $1.00 in order to the meet the minimum bid price of $1.00. On September 14, 2021, we received confirmation from Nasdaq that our closing bid price traded over $1.00 for ten consecutive business days. Accordingly, we are now in compliance with the Nasdaq Listing Rules.

In the future, should we fail to meet the Nasdaq Listing Rules, we may be subject to delisting by Nasdaq. In the event our Ordinary Shares are no longer listed for trading on the Nasdaq Capital Markets, our trading volume and share price may decrease and we may experience difficulties in raising capital which could materially affect our operations and financial results. Further, delisting from the Nasdaq Capital Market could also have other negative effects, including potential loss of confidence by partners, lenders, suppliers and employees. Finally, delisting could make it harder for us to raise capital and sell securities.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

In order for us to maintain our current status as a foreign private issuer, a majority of our Ordinary Shares must be either directly or indirectly owned by non-residents of the United States, unless we also satisfy all of the additional requirements necessary to preserve this status including (i) a majority of our Board of Directors and management are located outside the United States; (ii) more than 50 percent of our assets are located outside the United States; and (iii) our business is administered principally outside of the United States. We may in the future lose our foreign private issuer status if a majority of our Ordinary Shares is held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a foreign private issuer. If we are no longer deemed to be a foreign private issuer, we will be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon certain exemptions from the Nasdaq Capital Market’s corporate governance requirements that are available to foreign private issuers.

Our historical financial results may not be indicative of our future performance.

We may not be able to sustain our historical rapid growth and/or may not be able to grow our business at all. Our net revenue increased from $3.6 million for the fiscal year ended July 31, 2017 and $5.3 million for the fiscal year ended July 31, 2018. However, our net revenue decreased to $0.9 million, $0.6 million and $3.1 million for the fiscal year ended July 31, 2021, 2020 and 2019, respectively. Our net income was $0.6 million for the fiscal year ended July 31, 2017, $1.9 million for the fiscal year ended July 31, 2018, and $0.4 million for the fiscal year ended July 31, 2019, and decreased to a net loss of $17.3 million for the fiscal year ended July 31, 2020, and a net loss of $9.0 million for the year ended July 31, 2021. However, our historical growth rate, limited history of operation, changes to business operations, among other factors, make it difficult to evaluate our prospects.

The consolidated financial statements included herein contain disclosures that express substantial doubt about our ability to continue as a going concern, indicating the possibility that we may not be able to operate in the future.

The consolidated financial statements included in this annual report have been prepared on a going concern basis, which assumes that we will continue to operate in the future in the normal course of business. Based on our working capital position, losses incurred and working capital requirements at July 31, 2021, these factors indicate the existence of an uncertainty that raises substantial doubt about our ability to continue as a going concern and is dependent on our ability to raise additional working capital through debt or equity financings.

For the fiscal year ended July 31, 2021, our revenue and net loss from continuing operations was approximately $0.9 million and $2.4 million, respectively, largely as a result of tightening of U.S. legislation and public listing rules to curb some small Chinese companies to access the U.S. capital markets which adversely affected the confidence of our potential customers.

The decrease in revenues and loss of profitability have caused uncertainty about our ability to continue as a going concern for the next twelve months from the date of this report.

In light of the foregoing, our independent registered public accounting firm has included an explanatory paragraph expressing substantial doubt relating to our ability to continue as a going concern in its report on our consolidated financial statements for the year ended July 31, 2021. The inclusion of a going concern explanatory paragraph may negatively impact the trading price of our securities, have an adverse impact on our relationship with third parties with whom we do business, including our customers, vendors and employees, and could make it challenging and difficult for us to raise additional debt or equity financing to the extent needed, all of which could have a material adverse impact on our business, results of operations, financial condition and prospects.

For additional information on the above-referenced accounting standards and matters affecting our ability to continue as a going concern, see Note 2 of the financial statements included in this report and the discussion included in Item 5 of this report, respectively.

We may incur liability for unpaid taxes, including interest and penalties.

In the normal course of business, we may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due. The PRC taxing authorities may take the position that we owe more taxes than we have paid. We recorded tax liabilities of $0.1 million and $0.7 million as of July 31, 2021 and 2020, respectively, for the possible underpayment of income and business taxes. It is possible that our tax for past taxes may be higher than those amounts if the PRC authorities determine that we are subject to penalties or that we have not paid the correct amount. Although our management believes it may be able to negotiate with local PRC taxing authorities a reduction to any amounts that such authorities may believe are due and a reduction to any interest or penalties thereon, we have no guarantee that we will be able to negotiate such a reduction. To the extent we are able to negotiate such amounts, national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such PRC taxing authorities may attempt to collect unpaid taxes, interest and penalties in amounts greatly exceeding management’s estimates.

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

Hacking is the process of attempting to gain or successfully gaining unauthorized access to computer system. As with any website, our website may be subject to hacking regardless of whether we have in place securities systems which limit access to our platform. When a person engages in website hacking, he or she takes control of the website from the website owner. Password hacking is obtaining a user’s secret password from data that has been stored in or transmitted by a computer system. Computer hacking is obtaining access to and viewing, creating or editing material without authorization. Hackers can bring a website down by causing large numbers of users to seek to access the website without the knowledge of the users, which is known as denial-of-service hacking. Despite our disclaimers, injured parties may seek to obtain damages from us for their loss. Thus, in additional to any financial or reputation losses that we may sustain, it is possible that a court or administrative body may hold us liable for damages sustained by others. Any such losses could materially impair our financial condition and our ability to conduct business.

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

We believe our trademarks, “亞洲時代” in Hong Kong, “ATIF” in Hong Kong and China, “亚洲时代” in China, “CNNM” in Hong Kong “INTERNATIONAL SCHOOL OF FINANCE” in Hong Kong, “IPOEX” in China, the United Kingdom, the European Union, and Singapore, and is also in the process of registration with the trademark office of Korea, and other intellectual property rights are critical to our success. Any unauthorized use of our trademarks and other intellectual property rights could harm our competitive advantages and business. Historically, China has not protected intellectual property rights to the same extent as the United States, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing unauthorized use are difficult. The measures we take to protect our intellectual property rights may not be adequate. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially.

As internet domain name rights are not rigorously regulated or enforced in China, other companies may incorporate in their domain names elements similar in writing or pronunciation to the “ATIF”, “CNNM,” and “INTERNATIONAL SCHOOL OF FINANCE,” and “IPOEX” trademarks or their Chinese equivalents. This may result in confusion between those companies and our company and may lead to the dilution of our brand value, which could adversely affect our business.

Risks Relating to Doing Business in China

The PRC’s stock regulators statements regarding PRC companies seeking listing abroad, such as the United States, may adversely affect our business.

Recently, the PRC has stated that it plans to propose new rules that would ban companies with large amounts of sensitive consumer data from going public in the U.S. which could deter PRC company tech firms to list abroad. The PRC has primarily focused on firms in the internet, telecommunications and education industry from listing abroad due to political or national-security concerns. As a result of these statements, this position by the PRC could adversely affect our business consulting services which assist PRC companies to go public in the United States.

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

The recent state government interference into business activities on U.S. listed Chinese companies may negatively impact our existing and future operations in China.

Recently, the Chinese government announced that it would step up supervision of Chinese companies listed offshore. Under the new measures, China will improve regulation of cross-border data flows and security, crack down on illegal activity in the securities market and punish fraudulent securities issuance, market manipulation and insider trading, China will also check sources of funding for securities investment and control leverage ratios. The Cyberspace Administration of China (“CAC”) has also opened a cybersecurity probe into several U.S.-listed tech giants focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the Data Security Law, how companies collect, store, process and transfer data.

We are headquartered and have operations in China. We currently do not, and we do not plan to use variable interest entities to execute our business plan or to conduct our China-based operations. However, because we have operations in China, there is always a risk that the Chinese government may in the future seek to intervene or influence operations of any company with any level of operations in China, including its ability to offer securities to investors, list its securities on a U.S. or other foreign exchange, conduct its business or accept foreign investment. In light of China’s recent announcements, there are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in China can change quickly with little or no advance notice. The Chinese government may intervene or influence the Company’s current and future operations in China at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers likes ourselves.

If any or all of the foregoing were to occur, this could lead to a material change in our operations and/or the value of its common stock and/or significantly limit or completely hinder its ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008, its implementing rules that became effective in September 2008 and its amendments that became effective in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementing rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

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

The MOFCOM, and the National Development and Reform Commission, or “NDRC,” promulgated the Special Measures for Foreign Investment Access (2019 version), or the “2019 Negative List,” on June 30, 2019, which took effective on July 30, 2019, and promulgated the Special Measures for Foreign Investment Access (2020 version), or the “2020 Negative List,” on June 23, 2020, which took effective on July 23, 2020. According to the 2019 Negative List and the 2020 Negative List, the financial consulting service sector, in which we are currently engaged in business operations, is not deemed to be either “restricted” or “prohibited” for foreign investors. The MOFCOM and NDRC, however, publish new Catalogues from time to time that may change the scope of the “negative list,” and as such it is uncertain whether future Catalogues may re-classify the financial consulting service sector in the “negative list.”

The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015, or the “2015 FIL Draft,” which expanded the definition of foreign investment and introduced the principle of “actual control” in determining whether a company is considered an FIE. On March 15, 2019, the Standing Committee of National People’s Congress approved the Foreign Investment Law of the PRC, or the “FIL,” which came into effect on January 1, 2020, repealing simultaneously the Law of the PRC on Sino-foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises, and the Law of the PRC on Sino-foreign Cooperative Joint Ventures, together with their implementation rules and ancillary regulations. Pursuant to the FIL, foreign investment refers to any investment activity directly or indirectly carried out by foreign natural persons, enterprises, or other organizations, including investment in new construction project, establishment of foreign funded enterprise or increase of investment, merger and acquisition, and investment in any other way stipulated under laws, administrative regulations, or provisions of the State Council.

If we are deemed to have a non-PRC entity as a controlling shareholder, we may become subject to restrictions on foreign investment, which may materially impact the viability of our current and future operations. Specifically, we may be required to modify our corporate structure, change our current scope of operations, obtain approvals or face penalties or other additional requirements, compared to entities which do have PRC controlling shareholders. Uncertainties exist with respect to the interpretation and implementation of FIL and how it may impact the viability of our current corporate structure, corporate governance and business operations.

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

Currently, we conduct substantially all our operations in the PRC. Accordingly, economic, political, and legal developments in the PRC will significantly affect our business, financial condition, results of operations, and prospects. Policies of the PRC government can have significant effects on economic conditions in the PRC and the ability of businesses to operate profitably. Our ability to operate profitably in the PRC may be adversely affected by changes in policies by the PRC government, including changes in laws, regulations or their interpretation that may affect our ability to operate as currently contemplated.

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

We have requested our shareholders who are Chinese residents to make the necessary applications, filings, and amendments as required under Circular 37 and other related rules. However, we cannot provide any assurances that all of our shareholders who are Chinese residents will comply with our request to make or obtain any applicable registration. Any failure by any of our shareholders who is a PRC resident, or is controlled by a PRC resident, to comply with relevant requirements under these regulations could subject us to fines or sanctions imposed by the PRC government, including restrictions on Huaya’s ability to pay dividends or make distributions to us and on our ability to increase our investment in Huaya.

We are not in compliance with the PRC’s regulations relating to employees’ housing funds, and as a result, we and our shareholders may be subject to penalties if we are not able to remediate the non-compliance.

In accordance with the Regulations on Management of Housing Provident Fund (the “Regulations of HPF”), which were promulgated by the PRC State Council on April 3, 1999, and last amended on March 24, 2002, employers must register at the designated administrative centers and open bank accounts for employees’ housing funds deposits. Employers and employees are also required to pay and deposit housing funds, in an amount no less than 5% of the monthly average salary of each of the employees in the preceding year in full and on time. Huaya has registered at the designated administrative centers and opened bank accounts for its employees’ housing funds deposits. However, Huaya has not deposited the housing funds for all the employees with an amount no less than 5% of the monthly average salary of the employee in compliance with the relevant regulations since June 2019, which might subject us to pay and deposit housing funds in full and on time within the prescribed time limit by relevant authorities. If we fail to do so, relevant authorities could file applications to competent courts for compulsory enforcement of payment and deposit.

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

The EIT Law and its implementing rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” under PRC tax laws. The implementing rules promulgated under the EIT Law define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. In April 2009, the State Administration of Taxation, or SAT, issued a notice, known as SAT Notice 82, which provides certain specific criteria for determining whether a PRC-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China. However, there are no further detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body.” Although our board of directors and management are located in the PRC, it is unclear if the PRC tax authorities would determine that we should be classified as a PRC “resident enterprise.”

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

Under the EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our PRC subsidiary is wholly-owned by our Hong Kong subsidiary. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the tax payer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These beneficial owners of the relevant dividends and the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Pursuant to the Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties promulgated by SAT on February 3, 2018 and became effective on April 1, 2018, certain detailed factors are set forth and a beneficial ownership analysis will be applied in light of the actual circumstances of the specific cases in determining the “beneficial owner” status under the relevant tax treaty and whether or not to grant tax treaty benefits. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the relevant Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority. As of the date of this annual report, we have not commenced the application process for a Hong Kong tax resident certificate from the relevant Hong Kong tax authority, and there is no assurance that we will be granted such a Hong Kong tax resident certificate.

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

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiary, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, the combined amount of offshore capital contributions and loans cannot exceed the FIE’s approved total investment amount. Any capital contributions to our PRC subsidiary must be filed with MOFCOM or its local counterparts, and registered with a local bank authorized by the State Administration of Foreign Exchange, or SAFE. In addition, (a) any loan provided by us to WFOE, which is a FIE, cannot exceed the difference between its total investment amount and registered capital, and must be registered with SAFE or its local counterparts, and (b) any loan provided by us to our VIE which is a domestic PRC entity, over a certain threshold, must be approved by the relevant government authorities and must be registered with SAFE or its local counterparts. Given that the registered capital and total investment amount of WFOE are currently the same, if we seek to make a capital contribution to WFOE we must first apply to increase both its registered capital and total investment amount, while if we seek to provide a loan to WFOE, we must first increase its total investment amount. Although we currently do not have any immediate plans to utilize the proceeds from our initial public offering (“IPO”) to make capital contribution into WFOE or provide any loan to WFOE or to our VIE, if we seek to do so in the future, we may not be able to obtain the required government approvals or complete the required registrations on a timely basis, if at all. If we fail to receive such approvals or complete such registrations, our ability to use the proceeds of our IPO and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

On August 8, 2006, MOFCOM, joined by the CSRC, the State-owned Assets Supervision and Administration Commission of the State Council, the SAT, the State Administration for Industry and Commerce (the “SAIC”), and SAFE, jointly promulgated regulations entitled the Provisions Regarding Mergers and Acquisitions of Domestic Entities by Foreign Investors (the “M&A Rules”), which took effect as of September 8, 2006, and as amended on June 22, 2009. The M&A Rules stipulate that foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise, when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets, or when the foreign investors purchase the assets of a domestic company, establish a foreign-invested enterprise by injecting such assets, and operate the assets. As for merger and acquisition of a domestic company with a related party relationship by a domestic company, enterprise or natural person in the name of an overseas company legitimately incorporated or controlled by the domestic company, enterprise of natural person, such merger and acquisition shall be subject to examination and approval of MOFCOM. The parties involved shall not use domestic investment by foreign investment enterprises or other methods to circumvent the requirement of examination and approval. These regulations, among other things, have certain provisions that require offshore special purpose vehicles formed for the purpose of acquiring PRC domestic companies and controlled directly or indirectly by PRC individuals and companies, to obtain the approval of MOFCOM prior to engaging in such acquisitions and to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock market and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval.

The application of the M&A Rules with respect to our corporate structure remains unclear, with no current consensus existing among leading PRC law firms regarding the scope and applicability of the M&A Rules. Thus, it is possible that the appropriate PRC government agencies, including MOFCOM, would deem that the M&A Rules required us or our entities in China to obtain approval from MOFCOM or other PRC regulatory agencies. If the CSRC, MOFCOM, or another PRC regulatory agency determines that government approval was required, or if prior CSRC approval for overseas financings is required and not obtained, we may face severe regulatory actions or other sanctions from MOFCOM, the CSRC, or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines or other penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from overseas financings into the PRC, restrict or prohibit payment or remittance of dividends to us, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation, and prospects, as well as the trading price of our Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to delay or cancel overseas financings, to restructure our current corporate structure, or to seek regulatory approvals that may be difficult or costly to obtain.

The M&A Rules, along with certain foreign exchange regulations discussed below, will be interpreted or implemented by the relevant government authorities in connection with our future offshore financings or acquisitions, and we cannot predict how they will affect our acquisition strategy.

Risks Relating to the Trading Market

The Warrants we sold in a Private Placement Completed on November 5, 2020 contain repricing features which may have the effect of limiting our ordinary share price and make it more expensive to raise capital in the future.

In a November 5, 2020, private placement, we sold warrants to purchase 869,565 Ordinary Shares at an exercise of $5.50 per Ordinary Share. Each warrant will expire five years from the date of issuance. After one-year, the exercise price may reset to the closing bid price if it is lower than the exercise price then in effect. In addition, the warrant exercise price may be subject to adjustment in the event that we issue certain securities at prices below the then exercise price. Until these warrants all exercised, these repricing exercise features may have the effect of limiting our ordinary share price and make it more expensive to raise capital in the future.

Sales of a significant number of our Ordinary Shares in the public market, or the perception that such sales could occur, could depress the market price of our Ordinary Shares.

In connection with a private placement of warrants to purchase 869,565 Ordinary Shares that closed on November 5, 2020, we have filed a registration statement allowing the holders of the warrants to resale the Ordinary Shares that they may acquire upon the exercise thereof in the public market. The exercise of the warrants and subsequent sales of those Ordinary Shares in the public market could depress the market price of our Ordinary Shares and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our Ordinary Shares would have on the market price of our Ordinary Shares.

Our largest shareholder owns approximately 55.0% of our Ordinary Shares, which will allow him the ability to elect directors and approve matters requiring shareholder approval by way of resolution of members.

Mr. Jun Liu, who is our President, Chief Executive Officer and Chairman of the Board, is currently the beneficial owner of 5,280,960 ordinary shares (as adjusted to reflect the Reverse Split), or 55.0% of our current outstanding Ordinary Shares (36.0% directly held by Tianzhen Investments Limited, an entity 100% owned by Mr. Liu, and the remaining 19.0% that may be deemed to be beneficially owned by Mr. Liu through the assignment of a proxy agreement entered with Eno Group Limited on September 30, 2018 to Tianzhen Investments Limited on February 10, 2021). Mr. Liu has the power to elect all directors and approve all matters requiring shareholder approval without the votes of any other shareholder, significant influence over a decision to enter into any corporate transaction, and the ability to prevent any transaction that requires the approval of shareholders, regardless of whether or not our directors or other shareholders believe that such a transaction is in our best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Ordinary Shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their Ordinary Shares.

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

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. As we are an “emerging growth company,” we are expected to first include a management report on our internal controls over financial reporting in our annual report in the second fiscal year end following the effectiveness of our IPO. As such, these requirements are expected to first apply to our annual report on Form 20-F for the fiscal year ending on July 31, 2021. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

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

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance.

The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

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

Some provisions in our amended and restated memorandum and articles of association, may discourage, delay, or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the following:

●	provisions that permit our board of directors by resolution to amend certain provisions of the memorandum and articles of association, including to create and issue classes of shares with preferred, deferred or other special rights or restrictions as the board of directors determine in their discretion, without any further vote or action by our shareholders. If issued, the rights, preferences, designations, and limitations of any class of preferred shares would be set by the board of directors by way of amendments to relevant provisions of the memorandum and articles of association and could operate to the disadvantage of the outstanding ordinary shares the holders of which would not have any pre-emption rights in respect of such an issue of preferred shares. Such terms could include, among others, preferences as to dividends and distributions on liquidation, or could be used to prevent possible corporate takeovers; and

●	provisions that restrict the ability of our shareholders holding in aggregate less than thirty percent (30%) of the outstanding voting shares in the company to call meetings and to include matters for consideration at shareholder meetings.

Because we are a BVI company and substantially all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain.

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

Our board of directors may, in its sole discretion, decline to register any transfer of any Ordinary Share issued in certificated form, which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share issued in certificated form in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four. A shareholder wishing to transfer its Ordinary Shares is liable to pay to the Company a fee of such maximum sum as Nasdaq Capital Market may determine to be payable, or such lesser sum as our board of directors may from time to time require in respect thereof.

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

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountability Act (“HFCA Act”) an act requiring a foreign company to certify it is not owned or manipulated by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditor for three (3) consecutive “non-inspection” years, the issuer’s securities are prohibited to trade on a national exchange.

On March 24, 2021, the SEC announced that it adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the HFCA Act. Under the new requirements, certain companies must establish that they are not owned or controlled by a foreign government entity and disclose any foreign government influence. These interim final amendments will apply to registrants that (i) the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F, or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction where (ii) the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in that foreign jurisdiction. The interim final amendments define such registrants as “Commission-Identified Issuers” (CIIs). The interim final amendments will also apply to “Commission-Identified Foreign Issuers” (CIFIs), a subset of CIIs who are foreign issuers (as defined under the Exchange Act). CIFIs are subject to additional disclosure requirements under the HFCA Act. The SEC will implement a process to identify which registrants and is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

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

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before our securities may be delisted or prohibited from trading.

On November 5, 2021, the SEC approved PCAOB Rule 6100, Board Determination Under the Holding Foreign Companies Accountability Act, effective immediately. The rule establishes “a framework for the PCAOB’s determinations under the HFCA Act that the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by an authority in that jurisdiction.”

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosures in the HFCA Act. The SEC will identify Commission-Identified Issuers for fiscal years beginning after Dec. 18, 2020. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended Dec. 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended Dec. 31, 2022.

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

Our auditor, ZH CPA, LLC, is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor has been inspected by the PCAOB on a regular basis. However, the above recent developments have added uncertainties to our continued listing on Nasdaq in the future, to which Nasdaq may apply additional and more stringent criteria after considering the effectiveness of our auditor’s audit and quality control procedures, adequacy of personnel and training, sufficiency of resources, geographic reach, and experience as related to our audit.

We cannot assure you that we will not be identified by the SEC as an issuer whose audit report is prepared by auditors that the PCAOB is unable to inspect or investigate. We cannot assure you that, once we have a “non-inspection” year, we will be able to take remedial measures in a timely manner.

As a result of the foregoing legislative and regulatory developments in the United States, and we cannot assure you that we will always be able to maintain the listing of our ordinary shares on a national stock exchange in the U.S., such as the Nasdaq Stock Market, or that you will always be allowed to trade our ordinary shares.

Recent statements by the SEC on the PRC’s guidance and restrictions on China-based companies seeking to raise capital in the United States may raise scrutiny as to our operations and SEC disclosures.

In light of the PRC providing new guidance to and restrictions on China-based companies raising capital offshore, including PRC government-led cybersecurity reviews, the Chairman of the SEC has requested his staff to review disclosures from offshore issuers associated with China-based operating companies in connection with the filing of registration statements in the United States. In particular, the SEC Chairman was concerned about an investor’s understanding of a VIE contract structure. We previously conducted our going public related consulting service business through Qianhai utilizing a VIE contract structure which relationship was terminated in February 2021. In connection with our internal reorganization in January and February 2021, we terminated the Qianhai VIE agreements. The termination of the Qianhai VIE agreements did not discontinue our public listing related consulting service business, because such consulting service business has been transferred to Huaya to serve the client located in China and to ATIF Inc. to serve the clients located within the United States. Currently, we plan to use Huaya, a wholly owned subsidiary of ATIF, to continue to provide consulting services to our clients located in the PRC, and we do not plan to use variable interest entities to execute our business plan and to conduct our China-based operations in the near term. However, since we have business operations in China, there is always a risk that the Chinese government may in the future seek to intervene or influence operations of any company with any level of operations in China, including its ability to offer securities to investors, list its securities on a U.S. or other foreign exchange, conduct its business or accept foreign investment. If we conduct business in the PRC in the future with a PRC entity using a VIE contract structure, that business structure may subject us to further review by the SEC.

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

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

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

Depending on the amount of assets held for the production of passive income, it is possible that, for our 2021 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. For purposes of the PFIC analysis, in general, according to Internal Revenue Code Section 1297(c), a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the stock by value.

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

On May 20, 2015, Huaya Consultant (Shenzhen) Co., Ltd. was incorporated pursuant to the PRC law as a wholly foreign owned enterprise. ATIF HK previously held 100% of the equity interests in Huaya.

On November 3, 2015, Qianhai Asia Era (Shenzhen) International Financial Services Co., Ltd. (“Qianhai”) was incorporated pursuant to the PRC law as a limited company. We previously operated our going public financial consulting services through Qianhai.

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

On April 29, 2019, we completed the closing of our IPO of 414,935 ordinary shares (as adjusted for accounting purposes only to reflect the Reverse Split) at a public offering price of $25.00 per share (as adjusted to reflect the Reverse Split). Our Ordinary Shares commenced trading on the Nasdaq Capital Market on May 3, 2019, under the symbol “ATIF.”

Pursuant to PRC law, each entity formed under PRC law shall have a business scope as submitted to the Administration of Industry and Commerce or its local counterpart. Depending on the particular business scopes, approval by the relevant competent regulatory agencies may be required prior to commencement of business operations. Huaya’s business scope is to primarily engage in investment consulting, business management consulting, corporate image engineering, and communication product development.

On April 22, 2020, we acquired approximately 51.2% of the issued and outstanding ordinary shares of Leaping Group Co., Ltd. (“LGC”). LGC operates through its VIE, Leaping Media Group Co., Ltd (“LMG”), and its subsidiaries. LMG was established in 2013 as a limited company pursuant to PRC laws, and began generating revenue in 2014. On January 29, 2021, we divested all of our interest in LGC.

Recent Developments

On January 4, 2021, we established an office in California, USA, through our wholly owned subsidiary ATIF Inc., a California corporation, and launched, in addition to our business consulting services, additional service models consisting of asset management, investment holding and media services to expand our business with a flexible business concept to achieve a goal of high growth revenue and strong profit growth. Clients located within United States will be serviced by ATIF Inc., while clients outside United States will be supported by ATIF Inc.’s business center abroad. Huaya Consultant (Shenzhen) Co., Ltd. (“Huaya”), a wholly owned subsidiary of ATIF, will serve as ATIF Inc.’s business center in PRC for clients located in the PRC.

As part of streamlining the management chain and to improve management control with a goal of lower costs, we transitioned the services from Qianhai to ATIF Inc. and Huaya and closed termination of the VIE agreements with Qianhai on February 3, 2021. Qianhai transferred all of its China-based business and employees to Huaya before termination of the VIE agreements. The termination of the VIE agreements did not discontinue our consulting service business because such services has been transferred to Huaya and ATIF Inc. to serve the clients located in China and the United States, respectively. The termination also did not cause material impairment of our long-lived assets (primarily including fixed assets such as office furniture and equipment and automobile) because all of the fixed assets have been transferred to our PRC subsidiary Huaya upon termination of the VIE agreements and there were no assets held for sales or disposal. The management believed the termination of Qianhai VIE agreements does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The termination is not accounted as discontinued operations in accordance with ASC 205-20.

On January 14, 2021, we entered into that certain Sale and Purchase Agreement with the substantial shareholders of LGC consisting of Jiang Bo, Jiang Tao and Wang Di (collectively the “LGC Buyers”) to sell all interests in LGC. Pursuant to the Sale and Purchase Agreement, we sold 10,217,230 ordinary shares of LGC in exchange for (i) 1,111,110 of our ordinary shares (as adjusted to reflect the Reverse Split) owned by the LGC Buyers, and (ii) payment by the LGC Buyers in the amount of US$2,300,000 plus interest at an interest rate of 10% per annum on the unpaid amount if the principal amount of US$2,300,000 is not paid by January 14, 2022. All principal and accrued and unpaid interest shall be due on January 14, 2023. Upon the closing of the Sale and Purchase Agreement on January 29, 2021, we no longer held any shares of LGC and LGC was no longer our subsidiary.

On February 16, 2021, we established ATIF-1, LP (“ATIF LP”) as a private equity fund through our indirectly-wholly owned subsidiary, ATIF-1 GP, LLC (“ATIF GP”), a Delaware limited liability company, as the general partner. We own a 31.25% limited partner interest in ATIF, LP. In addition, as of July 31, 2021, our President, Chairman and beneficial owner of 55% of our outstanding Ordinary Shares, owns 20.83% as a limited partner of ATIF LP. ATIF LP manages, as of September 30, 2021, approximately $4.8 million assets under management (“AUM”). The investment strategy of the fund involves directional long and short investments in equity securities, primarily issued by U.S. large capitalization companies, and American Depositary Receipts (“ADRs”) related to Chinese companies of various sizes, including private companies. The investment manager for the fund is ATIF Inc.

On August 12, 2021, our Board of Directors approved a reverse stock split (the “Reverse Split”) of our issued and outstanding ordinary shares, par value $0.001 per share, at a ratio of 5-for-1 so that every five (5) shares of US$0.001 par value in issue on the date of the Reverse Split was combined into one (1) share of US$0.005 par value. Shareholders otherwise entitled to receive a fractional share as a result of the reverse stock split will receive a whole share in lieu of such factional share, as relevant. Both before and after completion of the Reverse Split, the Company is and will be authorized to issue 100,000,000,000 ordinary shares of US$0.001 par value each. As a result of the Reverse Split, the Company’s issued and outstanding ordinary shares was reduced from 45,806,952 ordinary shares of US$0.001 par value each to approximately 9,161,390 ordinary shares of par value $0.005 per share. On August 23, 2021, we amended our Memorandum of Association and Articles of Association in connection with our five-for-one reverse stock split to amend the par value back to $0.001 per ordinary share. Our ordinary shares, as adjusted per the Reverse Split, began trading on the Nasdaq Capital Market on August 30, 2021. . From a BVI legal perspective, the Reverse Split applied to the issued shares of the Company on the date of the Reverse Split and does not have any retroactive effect on the Company's shares prior that date. However, for accounting purposes only (with no BVI legal effect), references to our ordinary shares in this annual report are stated as having been retroactively adjusted and restated to give effect to the Reverse Split, as if the Reverse Split had occurred by the relevant earlier date.

Our principal executive offices are located at Room 2803, Dachong Business Centre, Dachong 1st Road, Nanshan District, Shenzhen City, Guangdong Province, China, and our telephone number is +86-755-8696-0818.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s Internet site is http://www.sec.gov. We maintain a website at ipoex.com. Our website or any other website does not constitute a part of this annual report.

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

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

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

Since our inception, our revenue has been mainly generated from our going public consulting services. In April 2020, we acquired a 51.2% equity interest in Leaping Group Co., Ltd. (“LGC”) and our revenue was mainly comprised of going public consulting services and event execution and planning services for the year ended July 31, 2020. On January 29, 2021, the Company completed a disposition of 51.2% of the equity interest of LGC with three individuals. For the years ended July 31, 2021 and 2020, we reported net loss of $6.6 million and $11.0 million from discontinued operations of LGC as a separate component in the consolidated statements of operations.

Beginning in August 2018, to complement and facilitate the growth of our going public consulting service, we launched AT Consulting Center to offer financial consulting programs in Shenzhen, and in September 2018, we acquired CNNM, or www.chinacnnm.com, a news and media website focused on distributing financial news and information. In July 2019, we launched an investment and financing analysis reporting business. We have not generated any revenue from this financial and news platform since its acquisition, and based on our current financial condition and operating performance, our management has assessed that the likelihood of future use of the financial and news platform is remote. As a result, an impairment loss of $0.4 million has been applied against this financial and news platform for the year ended July 31, 2020.

In China, a fast-growing economy and a positive market environment have created many entrepreneurial and high-growth enterprises, many of which need assistance in obtaining development funds through financing. China has relatively immature financial systems compared to developed countries. Due to restrictions imposed by China’s foreign exchange regulations, it is difficult for foreign capital to enter China’s capital market. Because of the strict listing policies and a relatively closed financial environment in mainland China, most small to medium sized enterprises in the development stage are unable to list on domestic exchanges in China. Therefore, many Chinese enterprises strive to enter international capital markets through overseas listing for equity financing. However, in China, there is a general lack of understanding of the international capital markets, as well as a lack of professional institutions that provide overseas going public consulting services to these companies, and many of them may not be familiar with overseas listing requirements.

We launched our consulting services in 2015. Our aim was to assist these Chinese enterprises by filling the gaps and forming a bridge between PRC companies and overseas markets and exchanges. We have a team of qualified and experienced personnel with legal, regulatory, and language expertise in several overseas jurisdictions. Our services are designed to help SMEs in China achieve their goal of becoming public companies. We create a going public strategy for each client based on many factors, including our assessment of the client’s financial and operational situations, market conditions, and the client’s business and financing requirements. Since our inception and up to July 31, 2021, we have successfully helped eight Chinese enterprises to be quoted on the U.S. OTC markets and one Chinese enterprise to be listed on the U.S. Nasdaq markets, and are currently assisting our other clients in their respective going public efforts. All of our current and past clients have been Chinese companies, and we plan to expand our operations to other Asian countries, such as Malaysia, Vietnam, and Singapore, by as opportunities arises.

Due to the continued impact of COVID-19 in China, the Company believes that it will take longer and additional capital will be required for traditional entertainment and cinemas businesses like LGC to recover. In light of the Company moving its headquarter to California and transitioning to a new business model focusing on business consulting, asset management, investment holding and media services, the Company no longer believes that its business has synergy with LGC’s cinema advertising and cinema operation business. The Company and LGC’s management also have different views of LGC’s future business direction.

On January 14, 2021, the Company entered into the Sale and Purchase Agreement with the substantial shareholders of LGC consisting of Jiang Bo, Jiang Tao and Wang Di (collectively the “LGC Buyers”) to sell all interests in LGC. Pursuant to the Sale and Purchase Agreement, the Company sold 10,217,230 ordinary shares of LGC in exchange for (i) 1,111,110 ordinary shares (adjusted for accounting purposes only to reflect the Reverse Stock Split) of the Company owned by the LGC Buyers, and (ii) payment by the LGC Buyers in the amount of US$2,300,000 plus interest at an interest rate of 10% per annum on the unpaid amount if the principal amount of US$2,300,000 is not paid by January 14, 2022. All principal and accrued and unpaid interest shall be due on January 14, 2023. The Company recognized an estimated loss of approximately $6.1 million from this transaction, which were reflected in the pro forma financial information as included in the Company’s Form 6-K as filed with SEC on February 4, 2021. Upon the closing of the Sale and Purchase Agreement on January 29, 2021, the Company no longer held any shares of LGC and LGC was no longer a subsidiary of ATIF.

On January 4, 2021, we established an office in California, USA, through our wholly owned subsidiary ATIF Inc., a California corporation, and launched, in addition to our business consulting services, additional service models consisting of asset management, investment holding and media services to expand our business with a flexible business concept to achieve a goal of high growth revenue and strong profit growth. Clients located within United States will be serviced by ATIF Inc., while clients outside United States will be supported by ATIF Inc.’s business center abroad. Huaya Consultant (Shenzhen) Co., Ltd. (“Huaya”), a wholly owned subsidiary of ATIF, will serve as ATIF Inc.’s business center in PRC for clients located in the PRC. As part of streamlining the management chain and to improve management control with a goal of lower costs, we transition the services from Qianhai Asia Times (Shenzhen) International Financial Services Co., Ltd. (“Qianhai”), to ATIF Inc. and Huaya, and terminated the VIE agreements with Qianhai on January 31, 2021. For the years ended July 31, 2021, 2020 and 2019, operating revenue generated through Qianhai VIE amounted to $0.4 million, $0.6 million and $2.8 million, and net income (loss) amounted to $0.1 million, $(1.6) million and $0.7 million, respectively. The termination of the Qianhai VIE   agreements did not cause a material impairment of our long-lived assets (primarily including fixed assets such as office furniture and equipment and automobile) because such assets only amounted to $0.0 million and $0.1 million as of July 31, 2020 and 2019, respectively. All of the fixed assets have been transferred to our PRC subsidiary Huaya upon termination of the VIE agreements and there were no assets held for sale or disposal. The termination of the Qianhai VIE agreements did not cause any regulatory penalties or non-compete agreements. Currently, we have had discussions with other business organizations to collaborate with a goal of leveraging their resources to assist us to grow our business centers in other jurisdictions. We believe that this streamlined management model and strategic partnership strategy is in line with the current fast-changing and competitive business environment and will provide us with strong growth capability. The termination of the VIE agreement with Qianhai does not adversely affect Huaya, our business, financial condition, and results of operations.

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

Recognition and Reputation Achieved from Our Previous Success

Since our inception in 2015, we have successfully helped eight clients to be quoted on the U.S. OTC markets and one client listed on the U.S Nasdaq market, respectively. Our proven track records and professionalism have won us recognition and reputation within the consulting service industry in China. We believe we are one of the few going public consulting service providers that possess the necessary resources and expertise to provide comprehensive personalized one-stop going public consulting services to clients.

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

In 2018, we made the strategic decision to launch our AT Consulting Center. Due to the growth of the Chinese economy, there is a high demand for financial consulting services. With a population of 1.4 billion, China has a consumer market unmatched by any country in the World. According to statistics from Credit Suisse’s 2015 Global Wealth Report, China’s total household wealth reached 22.8 trillion US dollars in 2015, second only to the United States. With newly accumulated wealth, more individuals, families, and enterprises need financial services. However, we believe that traditional consulting organizations are not meeting such market demand by offering professional financial consulting services; we have practical knowledge and hands-on experience in financial planning and capital markets operations, and other resources to offer such financial consulting services. AT Consulting Center was launched to meet the demand for real world financial advisory services designed specifically to meet the needs of each of our three targeted groups – enterprises, individuals, and families.

Although an upfront capital investment is necessary to fund the launch and operations of AT Consulting Center, we anticipate a positive revenue flow will be realized in consulting fees for our services. In addition, we also plan to utilize AT Consulting Center as a marketing platform to expand and promote our going public consulting business.

On September 20, 2018, we acquired CNNM, www.chinacnnm.com, a news and media online platform with over 10 million registered users. However, we have not generated any revenue from this financial and news platform since its acquisition, and based on our current financial condition and operating performance, our management has assessed that the likelihood of future use of the financial and news platform is remote. As a result, a full impairment loss of $0.4 million has been applied against this financial and news platform for the year ended July 31, 2020.

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

On January 4, 2021, we established an office in California, USA, through our wholly owned subsidiary ATIF Inc., a California corporation, and launched, in addition to our business consulting services, additional service models consisting of asset management, investment holding and media services to expand our business with a flexible business concept to achieve a goal of high growth revenue and strong profit growth. Clients located within United States will be serviced by ATIF Inc., while clients outside United States will be supported by ATIF Inc.’s business center abroad. Huaya Consultant (Shenzhen) Co., Ltd. (“Huaya”), a wholly owned subsidiary of ATIF, will serve as ATIF Inc.’s business center in PRC for clients located in the PRC.

We believe, if we are able to successfully implement and execute our business strategies, investment and financing analysis reporting business, and our additional service models for subsidiaries offering asset management, investment holding and media services, then each will have the potential to bring additional revenue streams, and together, combined with our existing going public consulting business, will form an integrated business that is capable of continued growth and expansion into a successful international enterprise.

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

Acquisition of LGC

On April 22, 2020, we completed the acquisition of approximately 51.2% of the issue and outstanding ordinary shares of Leaping Group Co., Ltd. (“LGC”) pursuant to the (i) Debt Conversion and Share Purchase Agreement dated as of April 8, 2020 (the “Debt Conversion SPA”) between us and LGC, and (ii) Share Exchange Agreement dated as of April 8, 2020 (the “Share Exchange Agreement”) by and among the Company, LGC, and all of the shareholders of LGC (the “Sellers”). Under the terms of the Debt Conversion SPA, LGC issued 3,934,029 of its ordinary shares to us in exchange for (i) the satisfaction of the outstanding debt owed to us in the amount of US$1,851,000, and (ii) the issuance of 2,800,000 of our ordinary shares (560,000 of our ordinary shares as adjusted for accounting purposes only to reflect the Reverse Split) to LGC. Concurrent with the closing of the Debt Conversion SPA and under the terms of the Share Exchange Agreement (the “Acquisitions”), the Sellers assigned an aggregate of 6,283,001 ordinary shares of LGC to us in exchange for an aggregate of 7,140,002 ordinary shares of the Company (as adjusted for accounting purposes only to reflect the Reverse Split). After giving effect to the Acquisitions, LGC will be considered our majority-owned subsidiary and its financial statements will be consolidated with ours.

Disposition of LGC

Due to the continued impact of COVID-19 in China, the Company believes that it will take longer and additional capital will be required for traditional entertainment and cinemas businesses like LGC to recover. In light of the Company moving its headquarter to California and transitioning to a new business model focusing on business consulting, asset management, investment holding and media services, the Company no longer believes that its business has synergy with LGC’s cinema advertising and cinema operation business. The Company and LGC’s management also have different views of LGC’s future business direction.

On January 14, 2021, the Company entered into the Sale and Purchase Agreement with the substantial shareholders of LGC consisting of Jiang Bo, Jiang Tao and Wang Di (collectively the “LGC Buyers”) to sell all interests in LGC. Pursuant to the Sale and Purchase Agreement, the Company sold 10,217,230 ordinary shares of LGC in exchange for (i) 1,111,110 ordinary shares (as adjusted for accounting purposes only to reflect the Reverse Split) of the Company owned by the LGC Buyers, and (ii) payment by the LGC Buyers in the amount of US$2,300,000 plus interest at an interest rate of 10% per annum on the unpaid amount if the principal amount of US$2,300,000 is not paid by January 14, 2022. All principal and accrued and unpaid interest shall be due on January 14, 2023. As of the date of this annual report, the 1,111,110 ordinary shares owned by the LGC Buyers were bought back and cancelled by the Company and the $2.3 million cash payment has not yet been received from the LGC Buyers. The Company recognized an estimated loss of approximately $6.1 million from this transaction, which were reflected in the pro forma financial information as included in the Company’s Form 6-K as filed with SEC on February 4, 2021. Upon the closing of the Sale and Purchase Agreement on January 29, 2021, the Company no longer held any shares of LGC and LGC was no longer a subsidiary of ATIF.

Our Services

Our Going Public Consulting Services

We started our consulting services in China in November 2015, and while currently still in the development stage, we have steadily grown into a company that has achieved some degree of recognition in the going public consulting services industry in China. In 2016, for the purpose of promoting and generating awareness of our business, we held nearly one hundred forums and lectures in Shenzhen, Guangzhou, Hangzhou, Shenyang, Dalian, Jilin, and Xiamen with local government, organizations, and enterprises covering cross-border listing related topics. We also aggressively grew our relationship resources with prospective clients by establishing cooperation with various provincial and city chambers of commerce and business associations throughout mainland China, such as the Wenzhou Chamber of Commerce in Shenyang, Zhejiang Chamber of Commerce in Shenzhen, Shenzhen Elite Chamber of Commerce, and SME Service Platform for the Northeast China. As a result, our consulting services grew rapidly and we were able to achieve profitability in the following years. In 2016, we entered into consulting agreements with three enterprises, which became public companies in the U.S. by being quoted on the OTC market in 2017 under our guidance. We entered into new consulting agreements with three enterprises in fiscal year 2017, twelve in fiscal year 2018, five in fiscal year 2019, two  in fiscal year 2020, and three in fiscal year 2021. As of the date of this annual report, all our clients are based in mainland China; however, we plan to expand our operations throughout Asia in the near future. We have an experienced professional service team, with extensive experience in going public consulting services, and a network of third-party service providers including accounting firms, law firms, institutional investors, and investment banks.

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

Phase I

We carry out the following evaluation and planning in order to assess and prepare our client for becoming a public company through the following steps:

●	we conduct a due diligence investigation and evaluation of the business and financial position of the client, including its assets and liabilities, capital structure, management, development prospect, and business model;

●	we research the capital market and study the feasibility of raising capital on the market; and

●	we help the client integrate its resources to highlight the value of its business.

Phase II

Based on the result of our evaluation of the client in the pre-listing phase we devise a detailed going public plan on behalf of our client through the following steps:

●	we offer assistance in streamlining and standardization of the client’s business model and organization structure to achieve optimization;

●	we help the client become familiar with regulations of the securities markets and assist it in meeting the standards for going public;

●	we assist the client in identifying potential employees, advisory board members, board of director members, consultants, advisors, market experts, and any other persons that can add value to the client’s strategy and/or business;

●	we assist the client in identifying qualified professional firms in legal, accounting, investment banking, investor relations, and other required service to support the client’s transition to a public company and its subsequent offerings and investor awareness campaigns;

●	we help review documents related to the going public process such as VIE contracts;

●	we work with other third-party professional parties engaged by the client to identify the most suitable path in going public for the client by means of (i) IPO; (ii) acquisition by or merger with a public company with business operations, (iii) merger with a public company with nominal operations other than a “special purpose acquisition company” (“SPAC”), or (iv) merger with a SPAC:

●	we assess to validate or modify the equity position of the client, and work with qualified investment bankers, certified public accountants, and attorneys to set up the capital structure, stock par value, and holding percentages of its shareholders, and, where necessary, help the clients build a new equity structure in accordance with requirements of the relevant securities regulatory commission;

●	we connect the client facing funding shortages with venture capital funds, banks, or other financial institutions that can provide potential assistance in its financing needs; and

●	we provide business management trainings to the client’s management to prepare them for the responsibilities and requirements that come with being a public company.

Phase III

After the client starts its going public process through public filings, we continue to work with the client to navigate the path to become a public company, to that effect:

●	we help the client establish an effective corporate governance system, including the board of directors, audit committee, compensation committee, corporate governance and nominating committee, when applicable, to oversee the client’s management team;

●	we assist, using outside legal counsel as required, with the preparation of all internal corporate documents, including corporate resolutions, minutes, changes and amendments to corporate documents, as required;

●	we assist the client in meeting public reporting requirements and the preparation of required legal and regulatory documents, including, but not limited to disclosure statements and agreements, subscription agreements, federal, state and regulatory filings, as required;

●	we assist the client in preparation for investor presentations, assembling due diligence material required for interested investors or investment banks in financing the client’s going public process;

●	we assist the client with key negotiations with various third parties and help the client navigate the process and procedure of listing on an exchange;

●	we assist in liaising with investors for the purposes of raising capital, as required; and

●	we assist the clients in up-listing, debt and equity financing, as required.

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

Occasionally, for certain clients who demonstrate outstanding growth potential, such as a 30% or more year-to-year growth of revenues for at least the past three years, and (or) possess excellent market positions, represented by at least a 5% market share in the Chinese domestic market in the industry the company operates, we are willing to adopt a fee structure that includes both cash payment and partial equity ownership, which usually amounts to 3 – 10% of the clients’ total equity shares. Such approach has the potential to bring us a considerable return on capital while easing the clients’ burden of raising funds for going public. Currently, we do not hold any position in any of our clients’ equities.

Consulting Services Clients

The majority of our clients are small to medium-sized enterprises seeking growth and expansion through going public on recognized exchanges, and $0.9 million, $0.6 million, and $3.1 million was generated from our consulting services for the fiscal years ended July 31, 2021, 2020 and 2019, respectively. Since our inception in 2015 through July 31, 2021, all of our former and current clients were based in mainland China. The number of our new consulting service clients was three, two and five for the fiscal years ended July 31, 2021, 2020 and 2019, respectively. Due to the nature of our consulting business, which requires us to dedicate a large amount of resources to each of our clients, we were able to generate a relatively large revenue from a small number of clients. As a result, we had three, one and three clients that accounted for more than 10% of our total revenues, for the fiscal years ended July 31, 2021, 2020, and 2019, respectively. As we continue to expand and grow the number of clients, we expect the risks arising from customer concentration will be mitigated accordingly.

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

Advisors of AT Consulting Center

Our advisors are experts in their respective fields and many enjoy stellar reputations in the consulting industry. The followings are some of our advisors:

Jun Liu - Mr. Liu is our President, Chief Executive Officer and Chairman of our Board. Mr. Liu earned his Doctorate degree in International Finance from Camden University in the U.S., in 2015. He was awarded “China’s outstanding innovative entrepreneur” in 2009. He is a former expert committee member of E-government of Chinese Academy of Science, and former Director of the Shenzhen Service Centre of the National Internet Project. Mr. Liu served as the Head of Sales for Alibaba’s South China District from December 2000 to December 2001. He is the founder of B2B.CN, one of China’s top 10 largest e-commerce companies. He is also the founder of Morgan Network Ltd., a B2C online shopping mall. Mr. Liu has theoretical and practical experience in domestic and overseas capital markets, financing, mergers and acquisitions.

Jinsheng Guan – Mr. Guan is the president of Shanghai Jiusong Shanhe Equity Investment Fund Management Limited. He has a Master’s degree in French Literature from Shanghai International Studies University, and a Master’s degree in Business Administration from Brussels University of Liberty in Belgium. He is the founder of Shenyin Wanguo Securities Co., Ltd., and is nicknamed as “China’s Securities Godfather.”

Lingyao Li – Ms. Li is a part-time professor at the School of Economics of Peking University, as well as a special professor at Tsinghua University and a well-known economist in China. She studied computer science at the Research Institute of University of Maryland. Since 1985, she has toured dozens of cities in China to give speeches, and was received by the Chinese state leaders and local government leaders as recognitions for her achievements and contributions to China.

Xiangfa Zhang – Mr. Zhang is a senior partner of Dentons (Guangzhou) LLP. He has in-depth knowledge of securities and capital markets (IPO, new third board, delisted old third board and re-listing), domestic and foreign investment and financing (mergers and acquisitions, foreign investment, cross-border investment and financing, corporate bonds and private equity funds), Hong Kong-related legal affairs (notarization of Hong Kong, international notarization, Hong Kong litigation and arbitration, and offshore companies), real estate investment (project investment and development, engineering construction and commercial housing sales), corporate governance and corporate legal risk management, and litigation and dispute resolution.

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

On September 14, 2018, we held the “Becoming Public” lecture. The expert speakers included Mr. Jun Liu, our President, Chief Executive Officer and Chairman of our Board, and president of Elite Trade Association; Mr. Ming, president of the Elite Chamber of Commerce; Mr. Jianwen Huang, committee member of Datong World International; Mr. Xiao Liu, Chairman of board of Bausch & Lomb Glasses; Mr. Wei Xu, Chairman of the board of Xinmingguang Holding Group; Ms. Wei Zhang, Chairman of Jingjian Investment Co.; Mr. Xiangfa Zhang, senior partner of Dentons Law Firm; and Ms. Jingwen Li, a professional financial auditor. We invited more than 50 enterprises and dozens of financial investment institutions to participate at the lecture, during which our expert speakers carried out evaluations and offered valuable professional guidance for the participating enterprises’ going public projects.

On September 28, 2018, we held another lecture, at which Mr. Jun Liu, our President, Chief Executive Officer and Chairman of our Board, and president of the Elite Trade Association, spoke about the wisdom of life. Mr. Liu analyzed the true meaning of an “excellent life” from various aspects such as self-improvement, career development, and fulfillment. Speaking about his own life experience, Mr. Liu provided an outlook of an “excellent life” through the perspectives of a successful entrepreneur, and illustrated the importance of continuing learning and pursuing of excellence in life.

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

Private Equity Fund

On February 16, 2021, we established ATIF-1, LP (“ATIF LP”) as a private equity fund through our indirectly-wholly owned subsidiary, ATIF-1 GP, LLC (“ATIF GP”), a Delaware limited liability company, as the general partner. We own a 31.25% limited partner interest in ATIF-1, LP. In addition, as of July 31, 2021, Mr. Jun Liu, our President, Chairman and beneficial owner of 55.0% of our outstanding Ordinary Shares, owns 20.83% as a limited partner of ATIF LP. As of September 30, 2021, ATIF LP manages approximately $4.8 million assets under management (“AUM”). The investment strategy of the fund involves directional long and short investments in equity securities, primarily issued by U.S. large capitalization companies, and American Depositary Receipts (“ADRs”) related to Chinese companies of various sizes, including private companies. The investment manager for the fund is ATIF Inc. Subject to the terms and conditions of the limited partnership agreement for ATIF LP, at of the end of each fiscal year, an incentive allocation  of net profits (including realized and unrealized gains), if any, during such fiscal year will be allocated to ATIF GP, as the general partner, in an amount equal to 20% of the positive sum of (A) net profits allocated to a limited partner less (B) net losses (including any loss carryforward allocated to such limited partner for that fiscal year) in excess of (c) that number which would represent an 8% per annum cumulative return for the fiscal year on such limited partner’s capital account.  In addition, ATIF Inc. receives a quarterly management fee calculated at the annual rate of 2% per annum based on the value of each limited partner’s interests. The fund relies on Section 3(c)(1) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), and interests in the fund are only offered to “qualified clients” as defined in Rule 205-3 under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). In addition, ATIF Inc., as the investment manager, is not required to register as an investment adviser with SEC pursuant to the Advisers Act, but instead reports to the SEC as an “exempt reporting adviser.”

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

In addition to our marketing efforts described above, we also market our consulting services, through:

●	Social media, principally WeChat and Weibo;

●	Newsletters to our prospective clients; and

●	Business relationships with well-known corporations and web platforms with large online traffics that can direct traffic to our website through links on their websites.

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

Employees

As of July 31, 2021, we had 24 full-time employees. None of our employees are subject to collective bargaining agreements governing their employment with us. We believe our employee relations are good.

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

On November 4, 2019, Shenzhen Court of International Arbitration notified Qianhai regarding the request for arbitration initiated by Huale Group Co., Limited (“Huale”) related to a Going Public Consulting Service Agreement dated March 2, 2017, by and between Qianhai and Huale. Huale claimed that Qianhai failed to refund a deposit of $300,000 after the parties terminated the agreement. Huale asserted its claim at $300,000 (RMB2,073,750), plus any related arbitration fees. On November 14, 2019, Qianhai submitted a counterclaim request, claiming that the $300,000 shall not be refunded since it constituted service fees for consulting services provided to Huale by Qianhai pursuant to the Going Public Consulting Service Agreement. Qianhai asserted its counterclaim for legal fees of RMB88,000, plus any related arbitration fees and travel, translation, and other expenses related to this arbitration proceeding. Qianhai intends to vigorously defend itself and pursue its counterclaim in this proceeding. On September 27, 2020, we received notice of the arbitration award dated September 25, 2020 issued by the Shenzhen Court of International Arbitration that Huale won the arbitration case and that Qianhai is obligated to pay back to Huale a deposit of $250,000 and shall bear the arbitration fees of $11,724. Based on the court ruling, we accrued legal liabilities of $261,724 for the year ended July 31, 2020, which was outstanding as of the date of this report.

On May 14, 2020, Boustead Securities, LLC (“Boustead”) filed its original complaint in the United States District Court for the Southern District of New York (CV-03749) against Leaping Group Co., Ltd. and us. The case arises from a consulting agreement between us and Boustead, wherein Boustead claims that it is entitled to fees in connection with our cancellation of an $1,851,000 outstanding debt owed by Leaping Group and issuance of 9,940,002 ordinary shares (1,988,000 ordinary shares retrospectively restated for accounting purposes only for effect of reverse stock split on August 30, 2021) to Leaping Group in exchange for a 51.2% interest in Leaping Group. Boustead claims that we breached that consulting agreement and is entitled to fees in connection with the Company acquiring control of Leaping Group. Boustead’s complaint alleges four causes of action against us including breach of contract; breach of the implied covenant of good faith and fair dealing; tortious interference with business relationships and quantum meruit.

On October 6, 2020, we filed a motion to dismiss Boustead’s Complaint pursuant to Federal Rule of Civil Procedure 12(b)(6) and 12(b)(5). On October 9, 2020, the United States District Court for the Southern District of New York directed Boustead to respond to the motion or amend its Complaint by November 10, 2020. Boustead opted to amend its complaint and filed the first amended complaint on November 10, 2020. Boustead’s first amended complaint asserts the same four causes of action against ATIF and Leaping Group as its original complaint. The Company filed another motion to dismiss the pleading sufficiency of Boustead’s first amended complaint on December 8, 2020. On August 25, 2021, the United States District Court for the Southern District of New York granted the Company’s motion to dismiss Boustead’s first amended complaint. In its order and opinion, the United States District Court for the Southern District of New York allowed Boustead to move for leave to amend its causes of action against the Company as to breach of contract and tortious interference with business relationships, but not breach of the implied covenant of good faith and fair dealing and quantum meruit. On November 4, 2021, Boustead filed a motion seeking leave to file a second amended complaint to amend its cause of action for Breach of Contract. The Company is currently evaluating how it will respond to Boustead’s motion for leave. As such, the Boustead litigation is currently in the pleadings stage. Our management believes it is premature to assess and predict the outcome of this pending litigation.

Tax

Huaya, as a PRC entity, is subject to enterprise income tax (“EIT”) according to applicable PRC tax rules and regulations.

PRC enterprises are required to prepay the EIT on a monthly or quarterly basis and to file provisional EIT returns with the tax authorities within 15 days of the end of each quarter based on actual monthly or quarterly profits. Enterprises that have difficulty in paying monthly or quarterly tax based on actual monthly or quarterly profits may make payments based on the monthly or quarterly average taxable income in the preceding calendar year, or by any other methods approved by the relevant tax authorities. Huaya has filed all quarterly EIT returns based on actual quarterly profits since inception.

●	ATIF HK, a Hong Kong entity, is subject to 16.5% tax rate according to Hong Kong tax rules and regulations as it starts to generate revenue for the year ended July 31, 2021.

Facilities/Property

Please refer to “Item 4. Information on the Company—D. Property, Plants and Equipment.”

Intellectual Property

We have received the approval for the following trademark registrations:

Trademark	Jurisdiction	Category	Effective Date	Expiration Date
ATIF	China	36	May 7, 2019	May 6, 2029
ATIF	Hong Kong	36	January 31, 2019	August 28, 2028
亚洲时代	China	36	May 14, 2017	May 13, 2027
亞洲時代	Hong Kong	35;36;41	November 26, 2019	April 11, 2029
CNNM	Hong Kong	35; 38	August 29, 2018	August 28, 2028
INTERNATIONAL SCHOOL OF FINANCE	Hong Kong	41	August 29, 2018	August 28, 2028
IPOEX	Hong Kong	36	October 27, 2020	October 26, 2030
IPOEX	European Union	36	January 30, 2021	October 15, 2030
IPOEX	China	36	July 28, 2021	July 27, 2031
IPOEX	Singapore	36	October 15, 2020	October 15, 2030
IPOEX	United Kingdom	36	February 19, 2021	October 19, 2030

In addition, we are in the process of registering the “IPOEX” trademark in the Korea.

We also own six domain names: ipoex.com, asiaerachina.com, chinacnnm.com, atifchina.com, atifus.com, and atifcn.com.

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

PRC Laws and Regulations relating to Foreign Investment

Investment activities in the PRC by foreign investors were principally governed by the Guidance Catalog of Industries for Foreign Investment, promulgated and as amended from time to time by MOFCOM and National Development and Reform Commission (“NDRC”), which was later divided into two legal documents, including the Catalog of Industries for Encouraged Foreign Investment, or the “Encouraged Catalog,” and the Special Administrative Measures for Access of Foreign Investment (Negative List), or the “Negative List.” The current Encouraged Catalog and Negative List were both promulgated by MOFCOM and NDRC on June 30, 2019, and became effective on July 30, 2019. Industries listed in the Negative List are divided into two categories: restricted and prohibited. Industries not listed in the Negative List are generally constituted “permitted,” and are open to foreign investment unless specifically restricted by other PRC regulations. For restricted industries, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. The latest Negative List was released by MOFCOM and NDRC on June 30, 2020 and became effective on July 23, 2020. Pursuant to the current and the updated Negative Lists, management consulting is an permitted industry for foreign investment access.

PRC Laws and Regulations on Company Establishment

The establishment, operation, and management of companies in the PRC is governed by the PRC Company Law, or the “Company Law,” as promulgated by the SCNPC on December 29, 1993, effective on July 1, 1994, and subsequently amended in 1999, 2004, 2005, 2013, and 2018. According to the Company Law, companies established in the PRC are either limited liability companies or joint stock limited liability companies. The Company Law applies to both domestic companies and foreign-invested companies.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the PRC, or the “Foreign Investment Law,” which came into effect on January 1, 2020, repealing simultaneously the Law of the PRC on Sino-foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises, and the Law of the PRC on Sino-foreign Cooperative Joint Ventures. The Foreign Investment Law adopts the management system of pre-establishment national treatment and negative list for foreign investment. Policies in support of enterprises shall apply equally to foreign-funded enterprises according to laws and regulations. Foreign investment enterprises shall be guaranteed that they could equally participate in the setting of standards, and the compulsory standards formulated by the State shall be equally applied. Fair competition for foreign investment enterprises to participate in government procurement activities shall be protected. The Foreign Investment Law also stipulates the protection on intellectual property rights and trade secrets. In addition, Regulations for the Implementation of the Foreign Investment Law of the PRC came into effect as of January 1, 2020.

Notice on the Implementation of Foreign Investment Law and the Registration of Foreign-funded Enterprises was issued by the State Administration for Market Regulation on December 31, 2019. According to such notice, the State Administration for Market Regulation conducts business registration, and the applicant shall apply for the registration of foreign-funded enterprises through the enterprise registration system. The registration authority shall conduct formal examination on relevant application materials. Where a foreign investor or enterprise with foreign investment invests in a field other than those in the negative list, it shall register in accordance with the principle of consistency of domestic and foreign investment.

The Measures for Reporting Foreign Investment Information were adopted by MOFCOM on December 19, 2019, approved by the State Administration for Market Regulation, and became effective on January 1, 2020. According to such measures, when a foreign investor directly or indirectly conducts investment activities in China, the foreign investor or foreign-invested enterprise shall submit investment information to the competent department of commerce in accordance with the measures.

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

Regulation on Intellectual Property Rights

Regulations on trademarks

The Trademark Law of the People’s Republic of China was adopted at the 24th meeting of the Standing Committee of the Fifth National People’s Congress on August 23, 1982. Three amendments were made on February 22, 1993, October 27, 2001, and August 30, 2013, respectively. The last amendment was implemented on May 1, 2014. The regulations on the implementation of the trademark law of the People’s Republic of China were promulgated by the State Council of the People’s Republic of China on August 3, 2002, and took effect on September 15, 2002. It was revised on April 29, 2014 and April 23, 2019. The PRC Trademark Office under the State Administration of Market Regulation handles trademark registrations and grants a term of 10 years to registered trademarks and another 10 years if requested upon expiration of the first or any renewed 10-year term. Trademark license agreements must be filed with the PRC Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark to be registered is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar goods or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. After receiving an application, the PRC Trademark Office will make a public announcement if the relevant trademark passes the preliminary examination. During the three months after this public announcement, any person entitled to prior rights and any interested party may file an objection against the trademark. The PRC Trademark Office’s decisions on rejection, objection, or cancellation of an application may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no objection is filed within three months after the public announcement or if the objection has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, at which point the trademark is deemed to be registered and will be effective for a renewable 10-year period, unless otherwise revoked. For licensed use of a registered trademark, the licensor shall file record of the licensing with the PRC Trademark Office, and the licensing shall be published by the PRC Trademark Office. Failure of the licensing of a registered trademark shall not be contested against a good faith third party. For a detailed description of our trademark registrations, please refer to “—Intellectual Property.”

Regulations on domain names

In accordance with the Measures for the Administration of Internet Domain Names, which was promulgated by the Ministry of Industry and Information Technology (the “MIIT”) on August 24, 2017 and came into effect on November 1, 2017, the Implementing Rules of China Internet Network Information Center on Domain Name Registration, which was promulgated by China Internet Network Information Center (the “CNNIC”) on May 28, 2012 and came into effect on May 29, 2012, and the Measures of the China Internet Network Information Center on Domain Name Dispute Resolution, which was promulgated by CNNIC on September 1, 2014 and came into effect on the same date, domain name registrations are handled through domain name service agencies established under relevant regulations, and an applicant becomes a domain name holder upon successful registration, and domain name disputes shall be submitted to an organization authorized by CNNIC for resolution. Besides, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide true, accurate, and complete information of their identities to domain name registration service institutions. In accordance with the Notice from the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Internet Information Services, which was promulgated by the MIIT on November 27, 2017 and came into effect on January 1, 2018, Internet access service providers shall verify the identity of each Internet information service provider, and shall not provide services to any Internet information service provider which fails to provide real identity information.The applicant will become the holder of such domain names upon completion of the registration procedure. As of July 31, 2020, we had completed registration of six domain names, “asiaerachina.com,” “chinacnnm.com,” “atifchina.com,” “atifus.com,” “atifcn.com,” and “ipoex.com,” in the PRC and became the legal holder of such domain names.

Copyrights

In accordance with the Copyright Law of the PRC promulgated by the SCNPC on September 7, 1990, last amended on February 26, 2010, and came into effect on April 1, 2010, Chinese citizens, legal persons, or other entities own the copyright in their works whether published or not, including written works, oral works, music, comedy, arts of talking and singing, dance and acrobatics, work of art and architecture work, photographic works, cinematographic work and work created by the method similar to the film production method, engineering design drawing, product design drawing, map, sketch and other graphic works and model works, computer software, and other works specified by laws and administrative regulations. The rights a copyright owner has include but not limited to the following rights of the person and property rights: the right of publication, right of authorship, right of modification, right of integrity, right of reproduction, distribution right, rental right, right of network communication, translation right, and right of compilation.

In accordance with the Regulations on the Protection of Computer Software promulgated by the State Council on December 20, 2001 and last amended on January 30, 2013, Chinese citizens, legal persons, or other entities own the copyright, including the right of publication, right of authorship, right of modification, right of reproduction, distribution right, rental right, right of network communication, translation right, and other rights software copyright owners shall have in software developed by them, regardless of whether the software has been published. In accordance with the Measures for the Registration of Computer Software Copyright promulgated by the National Copyright Administration on April 6, 1992 and last amended on February 20, 2002, software copyrights, exclusive licensing contracts for software copyrights, and software copyright transfer contracts shall be registered, and the National Copyright Administration shall be the competent authority for the administration of software copyright registration and the Copyright Protection Center of China is designated as a software registration authority. The Copyright Protection Center of China shall grant a registration certification to a computer software copyright applicant who complies with relevant regulations.

Regulations on Patents

Pursuant to the Patent Law of the PRC, or the “Patent Law,” promulgated by the SCNPC on March 12, 1984, most recently amended on December 27, 2008, and effective from October 1, 2009, and the Implementation Rules of the Patent Law of the PRC, promulgated by the State Council on June 15, 2001 and most recently amended on January 9, 2010, there are three types of patents in the PRC: invention patent, utility model patent, and design patent. The protection period is 20 years for invention patent and 10 years for utility model patent and design patent, commencing from their respective application dates. Any individual or entity that utilizes a patent or conducts any other activity in infringement of a patent without prior authorization of the patentee shall pay compensation to the patentee and is subject to a fine imposed by relevant administrative authorities and, if the infringement constitutes a crime, shall be held criminally liable. In the event that a patent is owned by two or more co-owners without an agreement regarding the distribution of revenue generated from the exploitation of any co-owner of the patent, such revenue shall be distributed among all the co-owners.

Existing patents can become narrowed, invalid, or unenforceable due to a variety of grounds, including lack of novelty, creativity, and deficiencies in patent application. In China, a patent must have novelty, creativity, and practical applicability. Under the Patent Law, novelty means that before a patent application is filed, no identical invention or utility model has been publicly disclosed in any publication in China or overseas or has been publicly used or made known to the public by any other means, whether in or outside of China, nor has any other person filed with the patent authority an application that describes an identical invention or utility model and is recorded in patent application documents or patent documents published after the filing date. Creativity means that, compared with existing technology, an invention has prominent substantial features and represents notable progress, and a utility model has substantial features and represents any progress. Practical applicability means an invention or utility model can be manufactured or used and may produce positive results. Patents in China are filed with the State Intellectual Property Office, or the “SIPO.” Normally, the SIPO publishes an application for an invention patent within 18 months after the filing date, which may be shortened at the request of applicant. The applicant must apply to the SIPO for a substantive examination within three years from the date of application.

PRC Laws and Regulations Relating to Merger and Acquisition

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, requires a foreign investor to obtain necessary approvals when engaged in certain forms of acquisition of a domestic enterprise and further requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. Pursuant to the Manual of Guidance on Administration for Foreign Investment Access, which was issued and became effective on December 18, 2008 by MOFCOM, notwithstanding the fact that (i) the domestic shareholder is connected with the foreign investor or not, or (ii) the foreign investor is the existing shareholder or the new investor, the M&A Rules shall not apply to the transfer of an equity interest in an incorporated foreign-invested enterprise from the domestic shareholder to the foreign investor. However, the application of the M&A Rules remains unclear.

Our PRC counsel, Dentons Law Firm, has advised us based on their understanding of the current PRC laws, rules, and regulations that the CSRC’s approval should not be required for the listing and trading of our ordinary shares on the NASDAQ in the context of our IPO, given that: (i) we established our PRC subsidiary, Huaya, by means of direct investment rather than by merger with or acquisition of PRC domestic companies; and (ii) no explicit provision in the M&A Rules classifies the respective contractual arrangements between Huaya, Qianhai, and its shareholders as a type of acquisition transaction falling under the M&A Rules.

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

PRC Laws and Regulations Relating to Foreign Exchange

General administration of foreign exchange

The principal regulation governing foreign currency exchange in the PRC is the Administrative Regulations of the PRC on Foreign Exchange (the “Foreign Exchange Regulations”), which were promulgated on January 29, 1996, became effective on April 1, 1996, and were amended on January 14, 1997, and August 1, 2008. Under these rules, RMB is generally freely convertible for payments of current account items, such as trade- and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as capital transfer, direct investment, investment in securities, derivative products, or loans unless prior approval and prior registration by competent authorities for the administration of foreign exchange is obtained and made. Under the Foreign Exchange Regulations, foreign-invested enterprises in the PRC may purchase foreign exchange under the current accounts without the approval of SAFE to pay dividends by providing certain evidentiary documents, including board resolutions, tax certificates, or for trade- and services-related foreign exchange transactions, by providing commercial documents evidencing such transactions.

Circular No. 75, Circular No. 37, and Circular No. 13

Circular 37 was released by SAFE on July 4, 2014, and abolished Circular 75 which had been in effect since November 1, 2005. Pursuant to Circular 37, a PRC resident should apply to SAFE for foreign exchange registration of overseas investments prior to the establishment or control of an offshore special purpose vehicle, or SPV, using his or her legitimate domestic or offshore assets or interests. SPVs are offshore enterprises directly established or indirectly controlled by domestic residents for the purpose of investment and financing by utilizing domestic or offshore assets or interests they legally hold. Following any significant change in a registered offshore SPV, such as capital increase, reduction, equity transfer or swap, consolidation or division involving domestic resident individuals, the domestic individuals shall amend the registration with SAFE. Where an SPV intends to repatriate funds raised after completion of offshore financing to the PRC, it shall comply with relevant PRC regulations on foreign investment and foreign debt management. A foreign-invested enterprise established through return investment shall complete relevant foreign exchange registration formalities in accordance with the prevailing foreign exchange administration regulations on foreign direct investment and truthfully disclose information on the actual controller of its shareholders.

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

Circular 13 was issued by SAFE on February 13, 2015, and became effective on June 1, 2015. Pursuant to Circular 13, a domestic resident who makes a capital contribution to an SPV using his or her legitimate domestic or offshore assets or interests is no longer required to apply to SAFE for foreign exchange registration of his or her overseas investments. Instead, he or she shall register with a bank in the place where the assets or interests of the domestic enterprise in which he or she has interests are located if the domestic resident individually seeks to make a capital contribution to the SPV using his or her legitimate domestic assets or interests; or he or she shall register with a local bank at his or her permanent residence if the domestic resident individually seeks to make a capital contribution to the SPV using his or her legitimate offshore assets or interests. The qualified bank will directly examine the applications and accept registrations under the supervision of SAFE.

As of the date of this annual report, our shareholders have not completed registrations in accordance with Circular 37, they are currently working on their registrations in the local Administration of Exchange Control. The failure of our shareholders to comply with the registration procedures may subject each of our shareholders to warnings and fines. If the registration formalities cannot be processed retrospectively, then the repatriation of the financing funds, profits, or any other interests of our shareholders obtained through special purpose vehicles, for use in China, would be prohibited. As a result, any cross-border capital flows between our PRC subsidiary and its offshore parent company, including dividend distributions and capital contributions, would be illegal

Circular 19 and Circular 16

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

●	directly or indirectly used for expenses beyond its business scope or prohibited by relevant laws or regulations;

●	directly or indirectly used for investment in securities unless otherwise provided by relevant laws or regulations;

●	directly or indirectly used for entrusted loan in RMB (unless within its permitted scope of business), repayment of inter-company loans (including advances by a third party) or repayment of bank loans in RMB that have been sub-lent to a third party; and

●	directly or indirectly used for expenses related to the purchase of real estate that is not for self-use (except for foreign-invested real estate enterprises).

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

Circulars 16 and 19 address foreign direct investments into the PRC, and stipulate the procedures applicable to foreign exchange settlement. As we do not plan to transfer any proceeds raised to our subsidiaries in the PRC, such proceeds would not be subject to Circular 19 or Circular 16. However, if and when circumstances require funds to be transferred to our subsidiaries in the PRC from our offshore entities, then any such transfer would be subject to Circulars 16 and 19.

PRC Laws and Regulations Relating to Taxation

Enterprise Income Tax

The EIT Law was promulgated by the Standing Committee of the National People’s Congress on March 16, 2007, and became effective on January 1, 2008, and then amended on February 24, 2017 as well as December 29, 2018. The Implementation Rules of the EIT Law (the “Implementation Rules”) were promulgated by the State Council on December 6, 2007, and became effective on January 1, 2008, and was amended on April 23, 2019. According to the EIT Law and the Implementation Rules, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises shall pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC shall pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises whose incomes having no substantial connection with their institutions in the PRC, shall pay enterprise income tax on their incomes obtained in the PRC at a reduced rate of 10%. An enterprise established outside of the PRC with its “de facto management bodies” located within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The Implementing Rules of the EIT Law define a “de facto management body” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. It is more likely than not that the Company and its offshore subsidiary would be treated as a non-resident enterprise for PRC tax purposes.

The Arrangement between the Mainland China and Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income (the “Arrangement”) was promulgated by the State Administration of Taxation (“SAT”) on August 21, 2006, and came into effect on December 8, 2006. According to the Arrangement, a company incorporated in Hong Kong will be subject to withholding tax at the lower rate of 5% on dividends it receives from a company incorporated in the PRC if it holds a 25% interest or more in the PRC company. Pursuant to the Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties promulgated by SAT on February 3, 2018 and became effective on April 1, 2018, a beneficial ownership analysis will be applied in light of the actual circumstances of the specific cases to determine the status of a beneficial owner under the relevant tax treaty and whether or not to grant tax treaty benefits.

Huaya is a resident enterprise and qualifies as a Small and Low Profit Enterprise and pays EIT tax at the rate of 10% in PRC. It is more likely than not that we and our offshore subsidiary would be treated as a non-resident enterprise for PRC tax purposes. Please see Section of “Item 10. Additional Information—Taxation—People’s Republic of China Taxation.”

Value-added Tax

The Provisional Regulations on Value-Added Tax of the PRC (the “VAT Regulations”) were promulgated by the State Council on December 13, 1993, and took effect on January 1, 1994, which were last amended on November 19, 2017. The Rules for the Implementation of the Provisional Regulations on Value Added Tax of the PRC (the “Rules”) were promulgated by the Ministry of Finance (“MOF”) on December 25, 1993, and were last amended on October 28, 2011. Pursuant to the VAT Regulations and the Rules, entities or individuals in the PRC engaged in the sale of goods, the provision of processing, repairs, and replacement services and the importation of goods are required to pay VAT, on the value added during the course of the sale of goods or provision of services. Unless otherwise specified, the applicable VAT rate is 17% for taxpayers selling goods, labor services, or tangible movable property leasing services or importing goods, except otherwise specified; 11% for taxpayers selling transport services, postal services, basic telecommunications services, construction services, or real property leasing services, selling real property, transferring the land use right, or selling or importing the goods within specified scope listed, except otherwise specified; 6% for taxpayers selling services or intangible assets and not falling within the scope as specified in other items; and 3% for small-scale taxpayers.

The SAT and the MOF jointly promulgated Notice on Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax in an All-round Manner  (the “Notice”) on March 20, 2019, which became effective on April 1, 2019. Pursuant to this new circular, entities and individuals shall pay VAT at a rate of 9 % for providing transportation, postal services, basic telecommunications, construction or immovable property leasing services, selling any immovable property, or transferring the right to use land; rate of 13% for providing tangible movable property leasing services; rate of 0% for a cross-border taxable act within the territory of China and rate of 6% for conducting any taxable act other than the above-mentioned taxable acts.

According to the above-regulations, our PRC subsidiary is generally subject to a 3% VAT rate.

Additional Taxes

Before September 1, 2021, the Provisional Regulations of the People’s Republic of China on Urban Maintenance and Construction Tax, or the “Provisional Regulations,” promulgated by the State Council on February 8, 1985 and revised on January 8, 2011 governs the payment of urban maintenance and construction tax. According to the Provisional Regulations, all units and individuals paying consumption tax, VAT, and business tax are taxpayers of urban maintenance and construction tax, and shall pay urban maintenance and construction tax in accordance with the provisions of these regulations. The Standing Committee of the National People’s Congress passed the Tax Law of the People’s Republic of China on Urban Maintenance and Construction on August 11, 2020, which will become effective after September 1, 2021. According to this law, the urban maintenance and construction tax is based on VAT and consumption tax actually paid by taxpayers. Therefore, if VAT is exempted, urban construction tax will also be exempted.

The Interim Provisions on Levying Educational Surcharges, or the “Interim Provisions,” was issued by the State Council on April 28, 1986 and revised on June 7, 1990, August 20, 2005, and January 8, 2011. According to the Interim Provisions, the educational surcharges shall be calculated and levied on the basis of the actual VAT, business tax, and consumption tax paid by various units and individuals. The education surcharges rate is 3%, which shall be paid at the same time as the VAT, business tax, and consumption tax.

The Notice on Expanding the Exemption Scope of Relevant Government Funds, or “The Notice,” was issued by the MOF and the SAT on January 29, 2016 and implemented from February 1, 2016. According to The Notice, with the approval of the State Council, the scope of exemption from education surcharges, local education surcharges, and water conservancy construction funds shall be expanded from the payers whose monthly sales volume or turnover does not exceed RMB30,000 (quarterly sales or turnover paid on a quarterly basis shall not exceed RMB90,000) to RMB100,000 (quarterly sales or turnover paid on a quarterly basis shall not exceed RMB300,000).

Dividend Withholding Tax

The Enterprise Income Tax Law and the Implementation Rules provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

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

PRC Laws and Regulations Relating to Employment and Social Welfare

Labor Law of the PRC

Pursuant to the Labor Law of the PRC, which was promulgated by the Standing Committee of the NPC on July 5, 1994, with an effective date of January 1, 1995, and was last amended on December 29, 2018, and the Labor Contract Law of the PRC, which was promulgated on June 29, 2007, became effective on January 1, 2008, and was last amended on December 28, 2012, with the amendments coming into effect on July 1, 2013, enterprises and institutions shall ensure the safety and hygiene of a workplace, strictly comply with applicable rules and standards on workplace safety and hygiene in China, and educate employees on such rules and standards. Furthermore, employers and employees shall enter into written employment contracts to establish their employment relationships. Employers are required to inform their employees about their job responsibilities, working conditions, occupational hazards, remuneration, and other matters with which the employees may be concerned. Employers shall pay remuneration to employees on time and in full accordance with the commitments set forth in their employment contracts and with the relevant PRC laws and regulations. Huaya has entered into written employment contracts with all its employees and performed its obligations required under the relevant PRC laws and regulations.

Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004, and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999, the Interim Regulations Concerning the Collection and Payment of Social Insurance Premiums implemented on January 22, 1999, and the Social Insurance Law of the PRC, which was promulgated by the Standing Committee of the NPC on October 28, 2010, and became effective on July 1, 2011, employers in the PRC shall provide their employees with welfare schemes covering basic pension insurance, basic medical insurance, unemployment insurance, maternity insurance, and occupational injury insurance. Huaya has deposited the social insurance fees in full for all the employees in compliance with the relevant regulations since June 2019.

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

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”)

We, as a data user, need to comply with the PDPO to ensure that personal data it collects are accurate, securely kept, and used only for the purpose for which they are collected. For the avoidance of doubt, ATIF Holdings does not process any personal data and all processing of data protection is undertaken by ATIF HK.

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

While substantially all of our operations are located in China, we currently do not, and we do not plan to use variable interest entities to execute our business plan or to conduct our China-based operations.  However, we face various legal and operational risks and uncertainties related to being based in and having substantially all of our operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business, accept foreign investments or list on an U.S. or other foreign exchanges. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, oversight on cybersecurity and data privacy, as well as the lack of PCAOB inspection on our auditors. Such risks could result in a material change in our operations and/or the value of our ordinary shares or could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. For a detailed description of risks related to doing business in China, see “Risk Factors — Risks Associated with doing business in China.”

The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

The following diagram illustrates our corporate structure as of the date of this annual report:

*	Less than 1% as General Partner
**	As of July 31, 2021, Mr. Jun Liu owns 20.83% as a Limited Partner in ATIF-1, L.P.

D.	Property, Plants and Equipment

Our principal executive office is located at Room 2803, Dachong Business Centre, Dachong 1st Road, Nanshan District, Shenzhen City, Guangdong Province, China. We lease an aggregate of 890 square meters of property from an unrelated third party pursuant to the terms of a lease agreement. The term of the lease is from January 24, 2021 to March 31, 2022, with monthly rental expenses of RMB 56,800 (approximately $8,800) for the period from January 24, 2021 through March 4, 2021, and RMB 61,344 (approximately $9,500) for the period from March 4, 2021 through March 31, 2022.

On August 16, 2019, we entered into a lease agreement to lease an office space in California. The term of the lease is three years from September 1, 2019, to August 31, 2022, with total rental expenses of $175,662. We terminated this lease agreement on July 31, 2021.

On February 3, 2021, we entered into a lease agreement to rent an office space in California. The term of the lease is three years from March 1, 2021, to February 29, 2024, with monthly rental expenses of $20,073.

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

On January 29, 2021, we completed the disposition of 51.2% of the equity interest of LGC. We sold all of our shares of LGC to Jiang Bo, Jiang Tao and Wang Di (collectively, the “Buyers”) in exchange for (i) (1,111,110 of our ordinary shares (as adjusted for accounting purposes only to reflect the Reverse Split) owned by the Buyers and (ii) payment by the Buyers in the amount of $2,300,000 plus interest at an interest rate of 10% per annum on the unpaid amount if the principal amount of US$2,300,000 is not paid by January 14, 2022. All principal and accrued and unpaid interest shall be due on January 14, 2023.

On February 3, 2021, we closed termination of our variable interest entity (“VIE”) agreements with Qianhai Asia Times (Shenzhen) International Financial Services Co., Ltd. (“Qianhai”) and its shareholders. As of the date of this report, we do not, and do not plan to use variable interest entities to execute our business plan or to conduct our China-based operations. Qianhai transferred all of its China-based business and employees to Huaya before termination of the VIE agreements. The termination of the VIE agreements did not cause material impairment of our long-lived assets (primarily including fixed assets such as office furniture and equipment and automobile) because all of the fixed assets have been transferred to our PRC subsidiary Huaya upon termination of the VIE agreements and there were no assets held for sale or disposal. The termination of the Qianhai VIE agreements does not represent a strategic shift that has (or will have) a major effect on the Company’s operations because our consulting service business as originally undertook by Qianhai has been transferred to Huaya and ATIF Inc. to serve the clients located in China and U.S. respectively. The termination of the VIE agreements did not cause any regulatory penalties or non-compete agreements. As a result, management concluded that the termination of the Qianhai VIE agreements does not deemed to be a discontinued operation of our consulting service business.

Prior to the termination, operating revenue generated through Qianhai VIE amounted to $645,127, and net loss amounted to $(1,562,037) for the year ended July 31, 2020, respectively, and net assets of Qianhai VIE amounted to $1,147,847 as of July 31, 2020.   As of the date of termination, Qianhai had total assets of $266,235 and total liabilities of $656,417, with negative net assets of $0.4 million, the abstract amount accounted for 4% of the consolidated net assets of the Company as of July 31, 2021. In addition, Qianhai generated net income of approximately $0.4 million, the abstract amount of which accounted for 5% of consolidated net loss for the year ended July 31, 2021. The Company recorded a gain of $390,183 from the termination in the account of “other income (expenses), net” in the consolidated statements of operations and comprehensive income (loss).

As of July 31, 2021, we have one business line, which is the provision of financial consulting services.

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

For the year ended July 31, 2021, 2020 and 2019, we provided consulting services to three, two and five customers respectively, which primarily engaged the Company to provide consulting services relating to going public in the US through IPO, reverse merger and acquisition. The decrease in volume of consulting services was due to the recent intense tariff issues between the U.S. and China, which has become more fragile as a result of the outbreak and spread of COVID-19, plus the tightening of U.S. legislation and public listing rules to curb some small Chinese companies to access the U.S. capital markets. As a result, an increasing number of Chinese companies are putting off or slowing down their plans for U.S. listings due to these uncertainties

In addition, we provided consulting services relating to investor relationship and training services to three customers for the year ended July 31, 2021.

Our total revenue generated from consulting services amounted to $0.9 million, $0.6 million, and $3.1 million for the years ended July 31, 2021, 2020 and 2019, respectively.

Key Factors that Affect Operating Results

We believe the following key factors may affect our consulting services:

The trade disputes between China and the United States has negatively impacted our business.

During the past two years, the U.S. government has, among other actions, imposed new or higher tariffs on specified products imported from China to penalize China for what it characterizes as unfair trade practices and China has responded by imposing new or higher tariffs on specified products imported from the United States. The uncertainties arising from the trade disputes between China and the United States negatively impacted our potential customers’ confidence to go public through IPOs in the United States in fiscal year 2019 through 2021. As a result, both the number of our new going public consulting service customers and our going public consulting service revenue decreased in fiscal year 2021 and 2020.

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

Comparison of Operation Results for the Years Ended July 31, 2021 and 2020

The following table summarizes the results of our operations for the years ended July 31, 2021 and 2020, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the years ended		Changes
	July 31, 2021	July 31, 2020	Amount Increase (Decrease)	Percentage Increase (Decrease)

Revenues	$936,935	$645,127	$291,808	45%

Operating expenses:
Selling expenses	439,174	2,467,547	(2,028,373)	(82)%
General and administrative expenses	2,919,675	3,076,283	(156,608)	(5)%
Provision for doubtful accounts	-	995,081	(995,081)	(100)%
Impairment of long-lived assets	-	505,453	(505,453)	(100)%
Total operating expenses	3,358,849	7,044,364	(3,685,515)	(52)%

Loss from operations	(2,421,914)	(6,399,237)	(3,977,323)	(62)%

Other income (expenses):
Interest income, net	313	437	(124)	(28)%
Other income (expenses), net	305,989	(80,283)	386,272	481%
Gain (Loss) from investment in trading securities	(258,738)	201,051	(459,789)	(229)%
Total other income (expense), net	47,564	121,205	(73,641)	(61)%

Loss before income taxes	(2,374,350)	(6,278,032)	(3,903,682)	(62)%

Income tax provision	-	-	-	0%
Net loss from continuing operations	(2,374,350)	(6,278,032)	(3,903,682)	(62)%

Net loss from discontinued operations	(6,625,898)	(11,012,336)	(4,386,438)	(40)%

Net loss	$(9,000,248)	$(17,290,368)	$(8,290,120)	(48)%

Revenues. Our total revenue increased by $0.3 million, or 46%, from $0.6 million in fiscal year 2020, to $0.9 million in fiscal year 2021, primarily attributable to our diversification of our consulting services into provision of investor relationship services to one listed company and training services to two customers who had plans to go public in the U.S. These new consulting services contributed revenues of $0.3 million.

For the year ended July 31, 2021, provision of our going public consulting services remained stable as compared with that of the same period of 2020. For the years ended July 31, 2021 and 2020, we provided going public services to three and two customers. Our reduced provision of consulting services was mainly attributable to tightening of U.S. legislation and public listing rules to curb some small Chinese companies to access the U.S. capital markets. Accordingly an increasing number of Chinese companies are putting off or slowing down their plans for U.S. listings due to these uncertainties. As a result, our potential customers’ perception and confidence to go public through initial public offerings (“IPOs”) in the United States has been negatively impacted.

Given the uncertainty arising from the tightened U.S. legislation and public listing rules to curb IPOs by small Chinese companies to access the United States capital market, we anticipate our limited revenue growth from our consulting services and our continuous operating net loss in the near terms. However, we terminated VIE agreements with Qianhai and its shareholders, we aimed to provide our consulting services to more customers based in the U.S. We also plan to hire more specialized and talented employees in order to provide better services to our customers in the future. We believe our competitive strengths, including but not limited to, highly qualified professional service team with extensive experience in going public and consulting services, recognition and reputation of our services achieved from our previous success helping our clients going public, established long-term professional relationships with a group of well-known third-party professional providers both domestically and in the U.S., and established long-term cooperation relationships with local chambers of commerce and associations, will help us develop more customers for our consulting services to generate increased revenue in the long run.

Selling expenses. Selling expenses decreased by $2.1 million, or 82%, from $2.5 million in fiscal year 2020 to $0.4 million in fiscal year 2021. Our selling expenses primarily consisted of outsourced service fees charged by third-party service providers, business development expenses, potential customer referral commissions, salary and welfare expenses of our business development team, and business travel expenses. The decrease in our selling expenses was primarily due to the following reasons: 1) a decrease of $1.7 million in outsourced consulting services, mainly because we engaged less third parties to help us identify and refer new customers as the current market condition negatively affected potential customers’ confidence; and 2) a decrease of $0.4 million in salary expenses incurred by Qianhai. Upon our termination of VIE agreements with Qianhai in February 2021, Qianhai transferred its employees to Huaya, while Huaya laid off half of these employees due to downturn of business. As a percentage of sales, our selling expenses were 47% and 382% of our total revenues for the years ended July 31, 2021 and 2020, respectively.

General and administrative expenses. Our general and administrative expenses decreased by $0.2 million, or 5%, from $3.1 million in fiscal year 2020 to $2.9 million in fiscal year 2021. Our general and administrative expenses primarily consisted of salary and welfare expenses of management and administrative team, office expenses, operating lease expenses, and professional fees such as audit and legal fees. The decrease was mainly due to a decrease of donation expenses of $0.3 million, which was incurred for the purchase and donation of certain hospital-used masks to help our community in response to the COVID-19 outbreak and spread during the year ended July 31, 2020, and a decrease of $0.2 million in agent expense which was paid to a third party individual who referred Sino-fortune Securities Limited to us as an acquisition target during the year ended July 31, 2020, partially offset against an increase of salary expenses of $0.3 million primarily attributable to an increase of $0.2 million in bonus paid to Mr. Liu Jun, for his efforts to bring new business to the Company.

As a percentage of sales, our general and administrative expenses were 308% and 477% of our total revenues for the years ended July 31, 2021 and 2020, respectively.

Bad Debt Provisions and impairment losses. During the year ended July 31, 2020, we incurred impairment loss on our fixed assets, intangible assets and bad debt expense on uncollectible accounts and other receivable due to change in market conditions and financial health of our customers as affected by the COVID-19 outbreak and spread. During the year ended July 31, 2021, we did not incur such impairment losses or bad debt expenses.

The provisions and impairments were comprised of the followings:

Provision for doubtful accounts. For the year ended July 31, 2020, the provision for doubtful accounts primarily includes 1) provision for doubtful accounts receivable of $0.4 million due   from two customers with which we provided public listing related consulting services. Due to the recent intense tariff issues between the United States (“U.S.”) and China, which has become more fragile as a result of the outbreak and spread of COVID-19, plus the tightening of U.S. legislation and public listing rules to curb some small Chinese companies to access the U.S. capital markets, these two customers have put off their plans for U.S listings due to these uncertainties. After rigorous collection efforts, the collection of such accounts receivable became remote. As a result, we provided 100% allowance against the accounts receivable balance, and 2) provision of doubtful other receivable of $0.6   million due from one employee for business development and marketing campaign. Because the employee did not return the advances to us. We provided full provision because we assessed that we may not be able to collect amounts due. During the year ended July 31, 2021, the Company collected HKD 0.5 million, or $0.07 million from the employee and there was no additional bad debt expenses accrued.

Impairment of intangible assets. The impairment of intangible assets was provided for our financial and news platform. We originally planned to use this financial and news platform to market its consulting services to potential clients, as well as help its clients distribute corporate news and worldwide press releases, and accordingly charge customer services fees for such services as new revenue source. However, we have not generated any revenue from this financial and news platform since its acquisition, and based on our current financial condition and operating performance, our management assessed that the likelihood of future use of the financial and news platform is remote. As a result, a full impairment loss of $0.4 million has been applied against this financial and news platform for the year ended July 31, 2020. There was no impairment of intangible assets recorded in fiscal year ended July 31, 2021.

Impairment of property and equipment. Given our net loss position in fiscal 2020 which became more fragile as affected by the COVID-19 outbreak and spread, we assessed that the expected future cash flows may not cover the carrying value of our fixed asset. As a result, we recorded an impairment of $0.1 million on its fixed assets for the year ended July 31, 2020. There was no impairment of property and equipment accrued in fiscal year ended July 31, 2021.

Other income (expense). For the year ended July 31, 2021, other income was primarily comprised of gain of $0.3 million resulting from the termination of our VIE structure. For the year ended July 31, 2020, other expenses was primarily comprised of a default penalty of HK$710,000 (approximately $91,151) due to our termination of an intended acquisition of Sino-fortune Securities Limited.

Gain (Loss) from investment in trading securities. Gain (loss) from investment in trading securities represented fair value changes from investment in trading securities, which was measured at market price. For the years ended July 31, 2021 and 2020, we recorded an investment loss of $0.2 million and an investment gain of $0.2 million, respectively.

Net loss from discontinued operations. In January 2021, we completed the disposition of 51.2% of the equity interest of LGC. The results of LGC, as a discontinued operation, for the years ended July 31, 2021 and 2020, are reported as components of net loss separate from the net loss of continuing operations. For details of composition of net loss from discontinued operations, please see Note 4 to our Consolidated Financial Statements included with this annual report.

The details of composition of net loss from discontinued operations were as below.

	For the years ended July 31,
	2021	2020
Discontinued Operations
Revenues (a)	$2,117,551	$40,872
Cost of revenues (b)	(1,557,277)	(227,410)
Total operating expenses (c)	(1,714,341)	(5,000,409)
Loss from operations	(1,154,067)	(5,186,947)
Impairment of goodwill and property and equipment (d)	-	(5,673,234)
Total other income (expense), net	12,220	(75,891)
Income tax expenses	(313)	(76,264)
Net loss from discontinued operations, net of tax	(1,142,160)	(11,012,336)
Net loss from disposal of discontinued operations	(5,483,738)	-
Net Loss from Discontinued Operations	$(6,625,898)	$(11,012,336)

(a)	Revenues. Affected by the outbreak and spread of COVID-19, our movie theatres remained closed as a result of government operating restrictions until July 2020. As a result, we did not generate revenues from multi-channel advertising services and movie theatre operating services for the year ended July 31, 2020. We generated limited revenue of $40,872 from event planning and execution services which was resumed in July 2020. Since the resume of movie theater in July 2020, we witnessed a boom in the sales by theater box office, and our revenues from pre-movie advertising services and movie operation business grew accordingly. From August 1, 2020 through January 31, 2021, LGC generated revenues of $2.1 million, among which $0.8 million and $1.1 million were from pre-movie advertising services and movie operation business, respectively.

(b)	Cost of revenues. The cost of revenue included venue rental fees, equipment costs, performers compensation, and other expenses in related activities. For the year ended July 31, 2021, LGC’s cost of revenues was primarily related to operation of pre-movie advertising services and movie business. For the year ended July 31, 2020, LGC’s cost of revenues was related to event planning and execution services.

(c)	Total operating expenses. For the years ended July 31, 2021 and 2020, LGC’s operating expenses were comprised of the following expenses:

	For the years ended July 31,
	2021	2020
Selling expenses	$8,261	$171,425
General and administrative expenses	1,706,080	4,828,984
Total operating expenses	$1,714,341	$5,000,409

For the year ended July 31, 2020, LGC’s administrative and general expenses were mainly comprised of rental expense of $0.5 million for movie theatre and office space, write off previously record deferred offering cost of $1.3 million due to LGC’s failure for an intended initial public offering, provision for doubtful accounts of $1.6 million, and amortization expenses of intangible assets of $0.4 million arising from acquisition of LGC, and salary and welfare expenses of $0.2 million.

For the period from August 1, 2020 through January 31, 2021, LGC’s administrative and general expenses were mainly comprised of rental expenses of $0.3 million, provision for doubtful accounts of $0.5 million, depreciation expenses of $0.3 million and payroll expenses of $0.2 million.

(d)	Impairment of goodwill and property and equipment. For the year ended July 31, 2020, the impairment of goodwill and property and equipment consisted of impairment of goodwill of $5.6 million and impairment of property and equipment of $0.05 million, respectively. For the year ended July 31, 2021, LGC did not record impairment against goodwill or property and equipment.

Impairment of goodwill – In connection with our acquisition of 51.2% ownership interest in LGC, goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition. As of July 31, 2020, we elected to assess goodwill for impairment using the two-step process for the year ended July 31, 2020, with the assistance of a third-party appraiser. Based on discounted cash flows assessment, the fair value of the reporting unit fell below its carrying value, as a result, we recorded a goodwill impairment of $5.6 million.

Impairment of property and equipment – Given our net loss position in fiscal 2020 which became more fragile as affected by the COVID-19 outbreak and spread, we assessed that the expected future cash flows may not cover the carrying value of our fixed asset. As a result, we recorded an impairment of $0.05 million on its fixed assets for the year ended July 31, 2020.

Income taxes. We are incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, we are not subject to tax on income or capital gains in the British Virgin Islands. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

ATIF HK is subject to Hong Kong profits tax at a rate of 16.5%. However, ATIF HK did not have any assessable profits arising in or derived from Hong Kong for the fiscal years ended July 31, 2021 and 2020, and accordingly no provision for Hong Kong profits tax had been made in these periods.

Huaya was incorporated in the PRC. Under the Income Tax Laws of the PRC, Huaya is subject to income tax at a rate of 10% under the preferential tax treatment to Smaller-scale Taxpayers.

ATIF US was incorporated in the U.S and are subject to federal and state income taxes on its business operations. The federal tax rate is 21% and state tax rate is 8.84%. We also evaluated the impact from the recent tax reforms in the United States, including the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and Health and Economic Recovery Omnibus Emergency Solutions Act (“HERO Act”), which were both passed in 2020, No material impact on the ATIF US is expected based on our analysis. We will continue to monitor the potential impact going forward.

Income tax expense was $nil and $nil for the years ended July 31, 2021 and 2020 due to significant net operating loss in fiscal year 2021 and 2020 which resulted in taxable losses.

Net loss. As a result of foregoing, net loss was $9.0 million for the year ended July 31, 2021, a change of $8.3 million from net loss of $17.3 million in fiscal year 2020.

Comparison of Operation Results for the Years Ended July 31, 2020 and 2019

The following table summarizes the results of our operations for the years ended July 31, 2020 and 2019, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the years ended		Changes
	July 31, 2020	July 31, 2019	Amount Increase (Decrease)	Percentage Increase (Decrease)

Revenues	$645,127	$3,078,758	$(2,433,631)	(79)%

Operating expenses:
Selling expenses	2,467,547	1,096,195	1,371,352	125%
General and administrative expenses	3,076,283	1,245,169	1,831,114	147%
Provision for doubtful accounts	995,081	65,790	929,291	1413%
Impairment of long-lived assets	505,453	-	505,453	100%
Total operating expenses	7,044,364	2,407,154	4,637,210	193%

Income (loss) from operations	(6,399,237)	671,604	(7,070,841)	(1053)%

Other income (expenses):
Interest income, net	437	1,994	(1,557)	(78)%
Other income (expenses), net	(80,283)	32,452	(112,735)	(347)%
Gain (Loss) from investment in trading securities	201,051	-	201,051	100%
Total other income (expense), net	121,205	34,446	86,759	252%

Income (loss) before income taxes	(6,278,032)	706,050	(6,984,082)	(989)%

Income tax provision	-	276,823	(276,823)	(100)%
Net loss from continuing operations	(6,278,032)	429,227	(6,707,259)	(1563)%

Net income (loss) from discontinued operations	(11,012,336)	-	(11,012,336)	100%

Net income (loss)	(17,290,368)	429,227	(17,719,595)	(4128)%

Revenues. Our total revenue decreased by $2.4 million, or 79.0%, from $3.1 million in fiscal year 2019, to $0.6 million in fiscal year 2020, primarily attributable to decreased going public consulting services provided to customers during fiscal year 2020, as compared to fiscal year 2019. The total number of customers engaged us for going public consulting services decreased from five in fiscal year 2019, to two in fiscal year 2020. The decrease was mainly caused by changes of market conditions and financial health of our customers affected by the outbreak and spread of COVID-19. Furthermore due to the recent intense tariff issues between the U.S. and China, which has become more fragile as a result of the outbreak and spread of COVID-19, plus the tightening of U.S. legislation and public listing rules to curb some small Chinese companies to access the U.S. capital markets, an increasing number of Chinese companies are putting off or slowing down their plans for U.S. listings due to these uncertainties. As a result, our potential customers’ perception and confidence to go public through initial public offerings (“IPOs”) in the United States has been negatively impacted.

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

Expenses

Selling expenses. Selling expenses increased by $1.4 million, or 125%, from $1.1 million in fiscal year 2019 to $2.5 million in fiscal year 2020. Our selling expenses primarily consisted of outsourced service fees charged by third-party service providers, business development expenses, potential customer referral commissions, salary and welfare expenses of our business development team, and business travel expenses. The increase in our selling expenses was primarily due to the following reasons: 1) an increase of $1.2 million in outsourced consulting services. The increase was mainly attributable to an increase of $1.0 million in business development expenses paid to third parties to help us to identify and refer new customers to us; and an increase of $0.3 million in outsourced professional service fees in connection with the due diligence works performed for our new customers and potential business projects; and 3) an increase of $0.1 million in promotion and advertising expenses to attract more customers. As a percentage of sales, our selling expenses were 382% and 36% of our total revenues for the years ended July 31, 2020 and 2019, respectively.

General and administrative expenses. Our general and administrative expenses increased by $1.8 million, or 147%, from $1.2 million in fiscal year 2019 to $3.1 million in fiscal year 2020. Our general and administrative expenses primarily consisted of salary and welfare expenses of management and administrative team, office expenses, operating lease expenses, and professional fees such as audit and legal fees.  The increase was mainly due to 1) an increase of $0.3 million in consulting expenses primarily because we engaged with a third party consulting firm to provide advisory services for our business expansion in North America; 2) an increase of $0.3 million in donation expenses when we purchased and donated certain hospital-used masks to help our community in response to the COVID-19 outbreak and spread; 3) an increase of $0.3 million in legal loss accrual. Our former customer Huale Group Co., Limited (“Huale”), previously engaged us for the IPO consulting services and later cancelled the agreement and initiated an arbitration against us. Based on the court’s final ruling judgement, we accrued legal loss of $0.3   million for the year ended July 31, 2020; 4) an increase of $0.2 million in salary and welfare expenses  because we hired several employees for our newly established Hong Kong office; 5) an increase of $0.2 million in office expenses because we opened our new headquarter office in Los Angeles (“LA”) in order to expand our business operation in the United States; and 6) an increase of $0.2 million in agent expense paid to a third party individual who referred Sino-fortune Securities Limited to us as an acquisition target, but we later terminated the intended acquisition by paying a default penalty of HK$710,000 (approximately $92,000) due to our termination of this intended acquisition.

As a percentage of sales, our general and administrative expenses were 477% and 40% of our total revenues for the years ended July 31, 2020 and 2019, respectively.

Bad Debt Provisions and impairment losses . During the year ended July 31, 2020, we incurred impairment loss on its fixed assets, intangible assets and bad debt expense on uncollectible accounts and other receivable due to change in market conditions and financial health of its customers as affected by the COVID-19 outbreak and spread. During the year ended July 31, 2019, we did not incur such impairment losses or bad debt expenses.

The provisions and impairments were comprised of the followings:

Provision for doubtful accounts. The provision for doubtful accounts primarily includes 1) provision for doubtful accounts receivable of $0.4 million due from two customers with which we provided public listing related consulting services. Due to the recent intense tariff issues between the United States (“U.S.”) and China, which has become more fragile as a result of the outbreak and spread of COVID-19, plus the tightening of U.S. legislation and public listing rules to curb some small Chinese companies to access the U.S. capital markets, these two customers have put off their plans for U.S listings due to these uncertainties. After rigorous collection efforts, the collection of such accounts receivable became remote. As a result, we provided 100% allowance against the accounts receivable balance, and 2) provision of doubtful other receivable of $0.6 million due from one employee for business development and marketing campaign. Because the employee did not return the advances to us. We provided full provision because we assessed that we may not be able to collect amounts due.

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

Impairment of property and equipment. Given our net loss position in fiscal 2020 which became more fragile as affected by the COVID-19 outbreak and spread, we assessed that the expected future cash flows may not cover the carrying value of our fixed asset. As a result, we recorded an impairment of $0.1 million on its fixed assets for the year ended July 31, 2020.

Other income (expense). Other income primarily includes interest income, tax refund from local government authorities, and subsequent bad debt collection after write-off provision. Our other income (expense) changed from other income of $32,452 in fiscal year 2019 to other expense of $0.1 million in fiscal year 2020. In fiscal year 2020, we were charged of a default penalty of HK$710,000 (approximately $91,151) due to our termination of an intended acquisition of Sino-fortune Securities Limited. In fiscal year 2019, we received payment of $38,285 from Asia Era Fund after the 2018 write-off provision, which had been recorded as non-operating income for fiscal year 2019.

Investment income. Investment income represented fair value changes from investment in trading securities, which was measured at market price. For the years ended July 31, 2020 and 2019, the investment income was $0.2 million and $nil, respectively.

Net loss from discontinued operations. In January 2021, the Company completed a disposition of 51.2% of the equity interest of LGC. Net loss from discontinued operations increased by $11 million or 100% when comparing fiscal year 2020 to fiscal year 2019. For more details about discontinued operations of LGC, see Note 4 in the consolidated financial statements and above discussion for details.

Income taxes. Our parent company ATIF was incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, ATIF is not subject to tax on income or capital gain in the British Virgin Islands. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

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

Income tax expense decreased by $0.3 million, or 100%, from $0.3 million in fiscal year 2019, to $nil in fiscal year 2020. The decrease was mainly due to significant net operating loss in fiscal year 2020 which resulted in taxable losses.

Net Income (loss). As a result of foregoing, net loss was $17.3 million for the year ended July 31, 2020, a change of $17.7 million from net income of $0.4 million in fiscal year 2019.

B.	Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations, working capital loans from our major shareholders, proceeds from our initial public offering, and equity financing through public offerings of our securities. We plan to support our future operations primarily from cash generated from our operations and cash on hand.

Liquidity and Going concern

For the years ended July 31, 2021, 2020 and 2019, the Company reported a net income (loss) from continuing operations of approximately $(2.4) million, $(6.3) million and $0.4 million, respectively, and cash operating outflows from continuing operations of approximately $2.5 million, $5.2 million and $3.0 million.

In assessing the Company’s ability to continue as a going concern, the Company monitors and analyzes its cash and its ability to generate sufficient cash flow in the future to support its operating and capital expenditure commitments.

As of July 31, 2021, the Company had cash of $5.6 million and short-term investment in trading securities of $1.0 million, which are highly liquid at the Company’s discretion. On the other hand, the Company had current liabilities of $1.4 million. The Company also had $2.3 million receivable from buyers of LGC in connection with the disposal of LGC. If we fail to collect the amount due from buyers of LGC, we may incur significant bad debt in the near future. In addition, due to the recent intense relationship between the U.S. and China, which has become more fragile as a result of the outbreak and spread of COVID-19, plus the tightening of U.S. legislation and public listing rules to curb some small Chinese companies to access the U.S. capital markets, an increasing number of Chinese companies are putting off or slowing down their plans for U.S. listings due to these uncertainties. Also, the PRC government has recently stated that it plans to propose new rules that would ban companies with large amounts of sensitive consumer data from going public in the U.S. which could deter PRC technology firms to list abroad. The PRC government has primarily focused on firms in the internet, telecommunications and education industry from listing abroad due to political or national-security concerns. As a result of these statements, this position by the PRC government could adversely affect our business consulting services which assist PRC companies to go public in the United States. Furthermore, due to the impact of COVID-19, some of our existing customers may experience financial distress or business disruptions, which could lead to potential delay or default on their payments. Any increased difficulty in collecting accounts receivable, or early termination of our existing consulting service agreements due to deterioration in economic conditions could further negatively impact our cash flows. Given these factors, our potential customers’ perception and confidence to go public in the United States has been negatively impacted and our operating revenue and cash flows may continue to underperform in the near terms. Although we had cash of $5.6 million as of July 31, 2021, given the above mentioned uncertainties, the management believes that the Company will continue as a going concern in the next 12 months from the date the Company’s 2021 consolidated financial statements are released.

Currently, the Company intends to finance its future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from equity financings. On November 5, 2020, the Company closed a registered direct offering of 869,565 of its ordinary shares (as adjusted to reflect the Reverse Split) at a purchase price of $4.6 per share (as adjusted to reflect the Reverse Split, for a net proceed of $3.5 million after deducting issuance costs. The Company has also issued to the investors unregistered warrants to purchase up to an aggregate of 869,565 of its ordinary shares (as adjusted to reflect the Reverse Split at an exercise price of $2.74 per share (as adjusted in connection with the Reverse Split and pursuant to the terms and conditions of the warrants), subject to adjustment, in a concurrent private placement.

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

We have not declared nor paid any cash dividends to our shareholders. We do not plan to pay any dividends out of our restricted net assets as of July 31, 2021.

We have limited financial obligations denominated in U.S. dollars, thus the foreign currency restrictions and regulations in the PRC on the dividends distribution will not have a material impact on our liquidity, financial condition, and results of operations.

The following table sets forth summary of our cash flows for the years indicated:

	For the Years Ended July 31,
	2021	2020	2019
Net cash used in by operating activities	$(2,667,060)	$(5,893,735)	$(3,018,838)
Net cash provided by (used in) investing activities	861,921	(176,470)	739,084
Net cash provided by financing activities	6,835,000	141,983	8,741,487
Effect of exchange rate change on cash	138,611	(103,222)	(74,996)
Net increase (decrease) in cash	5,187,083	(6,031,444)	6,386,737
Cash, beginning of year	428,258	6,459,702	72,965
Cash, end of year	$5,596,740	$428,258	$6,459,702

Operating Activities

Net cash used in operating activities was $2.7 million in fiscal year ended July 31, 2021, consisting of the net cash used in operating activities from continuing operations and discontinued operations of $2.6 million and $0.1 million, respectively. Net cash used in operating activities from continuing operations was primarily comprised of net loss from continuing operations of $2.4 million, adjusted for amortization of right-of-use assets of $0.5 million, loss of $0.3 million from investment in trading securities, and net changes in our operating assets and liabilities, principally comprising of a decrease of tax payable by $0.6 million and a decrease of lease liabilities of $0.5 million due to the termination of our VIE agreements with Qianhai and its shareholders, leading to the decrease of such accounts.

Net cash used in operating activities was $5.9 million in fiscal year ended July 31, 2020, consisting of the net cash used in operating activities from continuing operations and discontinued operations of $5.2 million and $0.7 million, respectively. Net cash used in operating activities from continuing operations was primarily comprised of the net loss from continuing operations of $6.3 million, adjusted for provision of doubtful account of $1.0 million, impairment of property, equipment and intangible assets of $0.5 million, and net changes in our operating assets and liabilities, principally comprising of an increase of accounts receivable by $0.7 million because our customers delayed payments of service fees as affected by the outbreak and spread of COVID-19.

Net cash used in operating activities amounted to $3.0 million for the fiscal year ended July 31, 2019, which is attributable to cash used in operating activities. The cash outflow included net income of $0.4 million generated from providing consulting services to our customers and net changes in our operating assets and liabilities, principally comprising of 1) an increase in our accounts receivable by $1.4 million, because we focused on providing IPO related consulting services to customers in fiscal year 2019. Given the longer duration of the IPO process, we extended the credit terms to customers, which led to increased accounts receivable balance as of July 31, 2019; 2) an increase in our prepaid expenses and other current assets by $1.7 million, which was due to prepayment of $1.2 million (RMB0.8 million) for certain consulting service providers, prepayment of $0.4 million (RMB2.76 million) to one media company to produce media films to advertise our brand name and business, and prepayment of $0.2 million to an artificial intelligence company to design a stock trading platform for us in order to improve our future business service process and enhance our competitiveness in the market; and 3) a decrease in our taxes payable by $0.2 million due to decreased taxable income.

Investing Activities

Net cash provided by investing activities was $0.9 million in fiscal year 2021, primarily consisting of purchase of investment of $0.4 million in listed equity securities, collection of investment deposit of $1.2 million for life insurance contract, against cash of $0.1 million provided by discontinued operations.

Net cash used in investing activities was $0.2 million in fiscal year 2020, primarily consisting of purchase of property and equipment of $0.9 million for property and equipment, investment of $0.7 million in listed equity securities, against cash of $1.4 million provided by discontinued operations.

Net cash provided by investing activities was $0.7 million in fiscal year 2019, primarily consisting of purchase of a financial and news media platform (www.chinacnnm.com) of $0.5 million, prepayment for purchase of a used Bentley car of $0.2 million and payment of deposits of $1.3 million on life insurance contract, against a collection of loans receivable from third-party of $2.7 million.

Financing Activities

Net cash provided by financing activities was $6.8 million in fiscal year 2021, primarily consisting of capital injection of $3.3 million from ATIF LP, and capital of $3.5 million raised in a registered direct offering in November 2020.

Net cash provided by financing activities was $0.1 million in fiscal year 2020, attributable to proceeds of $0.9 million from related party borrowings, against cash of $0.7 million used in financing activities from discontinued operation.

Net cash provided by financing activities was $8.7 million in fiscal year 2019, which was mainly the net proceeds of $8.7 million from our IPO.

C.	Research and Development, Patents and Licenses, etc.

Research and Development

None.

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended July 31, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that are reasonably likely to cause the disclosed information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the years ended July 31, 2021, 2020 and 2019, that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

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

Name	Age	Position(s)
Jun Liu	44	President, Chief Executive Officer, Chairman and Director
Yue Ming	34	Chief Financial Officer and Director
Kwong Sang Liu	59	Independent Director
Yongyuan Chen	58	Independent Director
Lei Yang	41	Independent Director

The following is a brief biography of each of our executive officers and directors:

Mr. Jun Liu has been our director since June 2019, our President and Chairman since July 2020 and our Chief Executive Officer since August 2021. Mr. Liu has served as the President and Director of Asian Equity Exchange Group Co., Ltd., a subsidiary of a U.S. public company Asia Equity Exchange Group, Inc. (“AEEX”), since November 2015. Mr. Liu served as the Chairman of the Board of Directors, President, and CEO of AEEX from July 2015 to September 2017, and the Chief Financial Officer of AEEX from December 2015 to July 2016. Previously, Mr. Liu founded Shenzhen Hubao Brother TV Co., Ltd. in November 2011 and was responsible for the company’s operations until June 2015. From May 2008 to December 2009, he served as the Chairman and President of Morgan Networks, an online shopping center in China. In December 2001, he founded an e-commerce company called the B2B.cn Group and served as Chairman and President and was responsible for company management and development planning until December 2007. During his six years in office, the B2B.cn Group developed into one of China’s ten largest e-commerce companies with 12 branches and 2,000 employees. From December 2000 to December 2001, he served as the head of marketing for the South China Branch of Alibaba. From February 2000 to December 2000, he served as the Vice President and President, successively, of the ZhongHua United Network. Mr. Liu received his Ph.D. in International Finance from Camden University U.S.A. in 2015 and his Senior College degree in Applied Physics from the Harbin Institute of Technology in 1998.

Ms. Yue Ming has been our Chief Financial Officer (“CFO”) and director since August 2021. Ms. Ming has more than 10 years of corporate finance and accounting experience. She has served as our accountant since August 1, 2018. Prior to joining the Company, she was employed by Asia Equity Exchange Group, Inc. and acted as financial manager from December 1, 2014 to July 31, 2018. From April 12, 2010 to November 30, 2014, she was employed by an international trading company, Shenzhen Yamuna Science and Technology Co., Ltd., as its financial manager. Ms. Ming started her accounting career at Shenzhen Huitian Accounting Firm on July 1, 2009 after she graduated from Central China Normal University where she majored in international trade.

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

Mr. Lei Yang has served as our independent director since August 2021. Ms. Yang has 17 years working experience in several Fortune 500 companies, engaged in business analysis, internal audit, financial management, etc. She received her first master’s degree in Information Management from Nanjing University in 2004, and her second master’s degree in Accounting from Bentley University in 2010. Ms. Yang is an American Institute of Certified Public Accountants Certified and an economist. Family Relationships.

None of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

B.	Compensation

The following table sets forth certain information with respect to compensation for the fiscal year ended July 31, 2021, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded $100,000.

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total ($)
Jun Liu* President and Chairman of ATIF, CEO of ATIF	240,000	-	-	-	-	-	-	240,000

Pishan Chi** Former CEO of ATIF	36,400	-	-	-	-	-	-	36,400

Fang Cheng *** Former CFO of ATIF	32,900	-	-	-	-	-	-	32,900

Yue Ming **** CFO of ATIF	-	-	-	-	-	-	-	-

*	Jun Liu was appointed as our president and chairman of our Board on July 10, 2020, and appointed as our CEO on August 4, 2021.

**	Pishan Chi was appointed as our CEO on July 10, 2020 ceased to be our CEO on August 4, 2021.

***	Fang Cheng ceased to be our CFO on August 4, 2021.

****	Yue Ming was appointed as our CFO On August 4, 2021.

Our PRC subsidiary is required by PRC laws and regulations to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment, and other statutory benefits. Our PRC subsidiary paid retirement and similar benefits for our officers and directors in the fiscal year ended July 31, 2021.

For the fiscal year ended July 31, 2021, there were no payments made to our independent directors as a group for any compensation and benefits, or for any out-of-pocket expenses incurred in connection with their attendance at meetings of the board of directors.

C.	Board Practices

Pursuant to our amended and restated articles of association, the minimum number of directors shall consist of not less than one person unless otherwise determined by resolution of directors or resolution or shareholders and by filing an amended version of the articles of association at the BVI Registry of Corporate affairs approving such change. Unless removed or re-appointed, each director shall be appointed for a term fixed by the resolution of members or resolution of directors appointing the director.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Controlled Company

Mr. Jun Liu beneficially owns approximately 55.0% of the aggregate voting power of our outstanding ordinary shares. As a result, we are deemed a “controlled company” for the purpose of the Nasdaq listing rules and are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

●	the requirement that our director nominees be selected or recommended solely by independent directors; and

●	the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

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

The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds, or associations as deemed advisable;

●	exercising the borrowing powers of the company and mortgaging the property of the company;

●	executing checks, promissory notes, and other negotiable instruments on behalf of the company; and

●	maintaining or registering a register of relevant charges of the company.

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

Audit Committee. Our audit committee consists of Messrs. Kwong Sang Liu and Yongyuan Chen, and Ms. Lei Yang. Mr. Kwong Sang Liu is the chairman of our audit committee. We have determined that Messrs. Kwong Sang Liu and Yongyuan Chen, and Ms. Lei Yang satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Mr. Kwong Sang Liu qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Messrs. Kwong Sang Liu and Yongyuan Chen, and Ms. Lei Yang. Ms. Lei Yang is the chairman of our compensation committee. We have determined that Messrs. Kwong Sang Liu and Yongyuan Chen, and Ms. Lei Yang satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee currently consists of Messrs. Kwong Sang Liu and Yongyuan Chen, and Ms. Lei Yang. Mr. Yongyuan Chen is the chairman of our nominating and corporate governance committee. Messrs. Kwong Sang Liu and Yongyuan Chen, and Ms. Lei Yang satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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

Our employment agreement with Fang Cheng, our former CFO, was for a term of three years beginning on October 1, 2018, and provided for an annual salary of $27,700, the payment of which commenced when we became a public reporting company in the US. For the year ended July 31, 2021, we paid salary and welfare expenses of $32,900 with Fang Cheng. On August 4, 2021, Fang Cheng resigned as our CFO, her employment agreement was terminated with immediate effect.

Our employment agreement with Jun Liu, our President and Former CEO, is for a term of three years beginning on June 6, 2019, and provides for an annual salary of $240,000. On July 10, 2020, we amended our employment agreement with Jun Liu to clarify that he had ceased to be employed as our CEO and had been appointed as our president. On August 4, 2021, we amended our employment agreement with Jun Liu to include his appointment as the chief executive officer.

Our employment agreement with Pishan Chi, our former CEO, is for a term of three years beginning on July 10, 2020, and provides for an annual salary of US$30,700. For the year ended July 31, 2021, we paid salary and welfare expenses of $36,400 with Pishan Chi. On August 4, 2021, Pishan Chi resigned as our CEO.

Our employment agreement with Yue Ming, our CFO, is for a term of three years beginning on August 9, 2021, and provides for an annual salary of US$24,800.

D.	Employees

As of July 31, 2021, we had approximately 24 full-time employees, including 11 in Shenzhen, 1 in Hong Kong and 12 in America. The table below sets forth the numbers of employees by functions as of July 31, 2021:

Function	Number of Employees	% of Total
Executive Office	1	4%
Administration Department	1	4%
Financial Department	6	25%
Business Department	2	8%
Consulting Services Department	2	8%
Media Department	1	4%
Technology Department	1	4%
Securities department	10	42%
Total	24	100%

There is no labor union. We believe our relations with our employees are good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this annual report.

●	each of our directors and executive officers who beneficially own our Ordinary Shares; and

●	each person known to us to own beneficially more than 5.0% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 9,557,321 Ordinary Shares outstanding as of November 18, 2021.

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

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers(1):

Jun Liu(2)	5,280,960	55.0%
Yue Ming	0	*	%
Kwong Sang Liu	0	*	%
Yongyuan Chen	0	*	%
Lei Yang	0	*	%
All directors and executive officers as a group (five persons):	5,280,960	55.0%

5% Shareholders:
Tianzhen Investments Limited	3,440,860	36.0%
Eno Group Limited	1,820,000	19.0%

*	Less than 1%

(1)	Unless otherwise indicated, the business address of each of the individuals is Room 2803, Dachong Business Centre, Dachong 1st Road, Nanshan District, Shenzhen, China.

(2)

Jun Liu, our President, Chief Executive Officer and Chairman, may be deemed to beneficially owns 5,280,960 ordinary shares (as adjusted to reflect the Reverse Split), which consists of  (i) 3,460,860 ordinary shares (as adjusted to reflect the Reverse Split), or approximately 36.0%, through his 100% ownership of Tianzhen Investments Limited, (ii) 1,820,000 ordinary shares (as adjusted to reflect the Reverse Split), or approximately 19.0%, which are held indirectly through a voting rights proxy agreement with Eno Group Limited, which was assigned to Tianzhen Investments Limited. And (iii) 100 Ordinary Shares (as adjusted to reflect the Reverse Split) held by Mr. Jun Liu.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

There were no related party transactions for the years ended July 31, 2021 or 2019.

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

As of July 31, 2021 and 2020, we had no balances due from or due to related parties, respectively.

For the years ended July 31, 2021, 2020 and 2019, we repaid loans of $nil, $nil, and $31,267 respectively to related parties.

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

Current PRC regulations permit our indirect PRC subsidiary to pay dividends to ATIF HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiary in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

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

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC entity. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, ATIF HK. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. ATIF HK intends to apply for the tax resident certificate when Huaya plans to declare and pay dividends to ATIF HK. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

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

On August 12, 2021, our Board of Directors approved a reverse stock split (the “Reverse Split”) of the Company’s issued and outstanding ordinary shares, par value $0.001 per share, at a ratio of 5-for-1 so that every five (5) shares of US$0.001 par value each issued on the date of the Reverse Split was combined into one (1) share of US$0.05 par value. Shareholders otherwise entitled to receive a fractional share as a result of the reverse stock split will receive a whole share in lieu of such factional share, as relevant. Both immediately before and after completion of the Reverse Split, the Company is and will be authorized to issue 100,000,000,000 shares of US$0.001, divided into two classes. As a result of the Reverse Split, the Company’s issued and outstanding ordinary shares was reduced from 45,806,952 ordinary shares of US$0.001 par value each to approximately 9,161,390 ordinary shares of par value $0.005 per share. The par value of the ordinary shares has since been amended back to $0.001 per share. From a BVI legal perspective, the Reverse Split applied to the issued shares of the Company on the date of the Reverse Split and does not have any retroactive effect on the Company's shares prior that date. However, for accounting purposes only (with no BVI legal effect), references to our ordinary shares in this annual report are stated as having been retroactively adjusted and restated to give effect to the Reverse Split, as if the Reverse Split had occurred by the relevant earlier date.

We incorporate by reference into this annual report our amended and restated memorandum and articles of association filed as Exhibit 3.1 in our registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the SEC on December 11, 2018, and our amendments to our memorandum and articles of associations dated August 23, 2021, filed as Exhibits 1.2 and 1.3 to our Form 6-K filed with the SEC on September 8, 2021.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—PRC Regulations—PRC Laws and Regulations Relating to Foreign Exchange.”

E.	Taxation

British Virgin Islands Taxation

The Government of the British Virgin Islands does not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax, or withholding tax upon us or our shareholders who are not tax residents in the British Virgin Islands with respect to our Ordinary Shares owned by them.

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

Except to the extent that we have any interest in real property in the British Virgin Islands, all instruments relating to transactions in respect of our shares, debt obligations, or other securities and all instruments relating to other transactions relating to our business will not be subject to the payment of stamp duty in the British Virgin Islands.

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

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of ATIF, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that ATIF and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. Our PRC counsel, Dentons Law Firm, believes that it is more likely than not that we and our offshore subsidiaries would be treated as a non-resident enterprise for PRC tax purposes because we do not meet some of the conditions out lined in SAT Notice. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of this annual report. Therefore we believe that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a ‘resident enterprise’ of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Our company pays an EIT rate of 10% for Huaya. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

United States Federal Income Tax Considerations      The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	consulting investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation; or

●	persons holding our Ordinary Shares through partnerships or other pass-through entities.

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

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of an Ordinary Share and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign, and other tax consequences to them of the purchase, ownership, and disposition of our Ordinary Shares.

Allocation of Purchase Price and Characterization of a Unit

No statutory, administrative or judicial authority directly addresses the treatment of a unit or instruments similar to a unit for U.S. federal income tax purposes and, therefore, that treatment is not entirely clear. The acquisition of a unit should be treated for U.S. federal income tax purposes as the acquisition of one ordinary share and one warrant to acquire one-half ordinary share. For U.S. federal income tax purposes, each holder of a unit must allocate the purchase price paid by such holder for such unit between the one ordinary share and the warrant based on the relative fair market value of each at the time of purchase. Under U.S. federal income tax law, each investor must make his or her own determination of such value based on all the relevant facts and circumstances. Therefore, we strongly urge each investor to consult his or her tax adviser regarding the determination of value for these purposes. The price allocated to each ordinary share and the warrant should be the shareholder’s tax basis in such share or warrant, as the case may be. Any disposition of a unit should be treated for U.S. federal income tax purposes as a disposition of the ordinary share and the warrant comprising the unit, and the amount realized on the disposition should be allocated between the ordinary share and warrant based on their respective relative fair market values at the time of disposition (as determined by each such unit holder based on all relevant facts and circumstances). The separation of the ordinary share and the warrant comprising a unit should not be a taxable event for U.S. federal income tax purposes.

The foregoing treatment of the ordinary shares and warrants and a holder’s purchase price allocation are not binding on the IRS or the courts. Because there are no authorities that directly address instruments that are similar to the units, no assurance can be given that the IRS or the courts will agree with the characterization described above or the discussion below. Accordingly, each prospective investor is urged to consult its own tax advisors regarding tax consequences of an investment in a unit (including alternative characterizations of a unit). The balance of this discussion assumes that the characterization of the units described above is respected for U.S. federal income tax purposes.

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

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our Ordinary Shares.

Disposition of Warrants

Subject to the PFIC rules discussed below (see “Passive Foreign Investment Company (“PFIC”)), upon the sale or other taxable disposition of a Warrant, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the Warrant sold or otherwise disposed of. Such capital gain or loss will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the U.S. Holder’s holding period for the Warrant is more than one year. Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is taxable as a corporation for U.S. federal income tax purposes. Deductions for capital losses are subject to significant limitations under the Code.

Expiration of Warrants Without Exercise

Subject to the PFIC rules discussed below, upon the lapse or expiration of a Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Warrant. Any such loss generally will be a capital loss and will be a long-term capital loss if, at the time of the lapse or expiration, the U.S. Holder’s holding period for the warrant is more than one year. Deductions for capital losses are subject to significant limitations under the Code.

Adjustments to the Warrants

The Warrant provides for an adjustment to the number of Ordinary Shares for which a warrant may be exercised or to the exercise price of a warrant upon certain events. Subject to the PFIC rules discussed below, an adjustment that has the effect of preventing dilution of the interest of the Warrant holders generally will not be taxable to a U.S. Holder. However, an adjustment may be treated as a constructive distribution to a U.S. Holder if and to the extent that such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in our assets or earnings and profits. Subject to the PFIC rules discussed below, any such constructive distribution would be taxable under the rules described above under the heading “Taxation of Dividends and Other Distributions on our Ordinary Shares”.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

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

Based on our operations and the composition of our assets, we do not expect to be treated as a PFIC under the current PFIC rules. However, we must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating Qianhai Asia Era (Shenzhen) International Financial Services Co., Ltd. (“Qianhai”) as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with Qianhai, and as a result, we are treating Qianhai as our wholly-owned subsidiary for U.S. federal income tax purposes. If we are not treated as owning Qianhai for United States federal income tax purposes, we would likely be treated as a PFIC. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our IPO. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of ”marketable stock” (as defined below) in a PFIC may make a mark-to-market election, under Section 1296 of the US Internal Revenue Code, for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

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

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP, EXERCISE OR DISPOSITION OF ORDINARY SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have previously filed with the SEC our registration statements on Form F-1 (File Numbers 333-228750, 333-251924 and 333-255545) and Form F-3 (File Number 333-239131), as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and majority shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Concentration Risks

The Company’s sales are made to customers that are located primarily in China. The Company has a concentration of its revenues with specific customers. For the year ended July 31, 2021, three customers accounted for 41%, 41% and 11% of the Company’s consolidated revenue, respectively. For the year ended July 31, 2020, one customer accounted for 97% of the Company’s consolidated revenue, respectively. For the year ended July 31, 2019, three customers accounted for approximately 44%, 29%, and 19% of the Company’s total revenue.

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

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-228750) for our IPO of up to 800,000 ordinary shares (as adjusted to reflect the Reverse Split), which was declared effective by the SEC on February 8, 2019, and the registration statement on Form F-3, as amended (File Number 333-239131) for the sale of our securities of up to an aggregate initial offering price not to exceed $50,000,000, which was declared effective by the SEC on September 21, 2020.

In April 2019, we completed our IPO in which we issued and sold an aggregate of 414,935 ordinary shares (as adjusted to reflect the Reverse Split) at a price of $25.00 per ordinary shares (as adjusted to reflect the Reverse Split) for a total offering size of approximately $10,373,360. The net proceeds raised from the IPO were $9,558,243 after deducting underwriting commissions and the offering expenses payable by us. Boustead Securities, LLC was the underwriter of our IPO.

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

In January 2021, we filed a registration statement on Form F-1, as amended (File Number 333-251924) relating to the resale of an aggregate of 947,826 ordinary shares (as adjusted for the Reverse Split) that are issuable upon the exercise of outstanding warrants by the selling shareholders identified herein. These warrants were issued in connection with a private placement we completed on November 5, 2020. We will not receive any of the proceeds from the sale by the selling shareholders of the ordinary shares. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

In April 2021, we filed a registration statement on Form F-1 (File Number 333-255545) to offer ordinary shares and warrants to purchase ordinary shares not to exceed an aggregate offering price of up to $15,000.000. We intend to use the net proceeds from such offerings in the manner as disclosed in our registration statement on Form F-1 (File Number 333-255545).

On August 12, 2021, our Board of Directors approved a reverse stock split (the “Reverse Split”) of the Company’s issued and outstanding ordinary shares, par value $0.001 per share, at a ratio of 5-for-1 so that every five (5) shares of US$0.001 par value in issue on the date of the Reverse Split was combined into one (1) share of US$0.005 par value. Shareholders otherwise entitled to receive a fractional share as a result of the reverse stock split will receive a whole share in lieu of such factional share, as relevant. Both immediately before and after completion of the Reverse Split, the Company is and will be authorized to issue 100,000,000,000 shares of US$0.001 par value each, divided into two classes. As a result of the Reverse Split, the Company’s issued and outstanding ordinary shares will be reduced from 45,806,952 ordinary shares of US$0.001 par value to approximately 9,161,390 ordinary shares of US$0.005 par value each. The par value of the ordinary shares will be $0.001 per share after completion of the Reverse Split, as the par value of each share was amended back to US$0.001.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of July 31, 2021. Based on that evaluation, our management has concluded that, as of July 31, 2021, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized, and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Our conclusion is based on the fact that we do not have sufficient full-time accounting and financial reporting personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, to address complex U.S. GAAP accounting issues and the related disclosures under U.S. GAAP. In addition, there was a lack of sufficient documented financial closing procedure and a lack of risk assessment in accordance with COSCO 2013 framework. Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, and (iii) establishing an internal audit function and standardizing the Company’s semi-annual and year-end closing and financial reporting processes.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. In assessing our internal control over financial reporting, prior to the offering in April 2019, we have been a private company with limited accounting personnel and other resources to address our internal controls and procedures. Our independent registered public accounting firm, has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the year ended July 31, 2021, we identified four “material weaknesses” in our internal control over financial reporting.

●	We did not have sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP. Specifically, our control did not operate effectively to ensure the appropriate and timely analysis of and accounting for unusual and non-routine transactions and certain financial statement accounts;

●	We have not established an internal control department and had a lack of adequate policies and procedures in internal audit function to ensure that our policies and procedures have been carried out as planned;

●	We have not established sufficient risk assessment in accordance with the requirement of COSCO 2013 Framework; and

●	We did not have sufficient documented financial closing policies and procedures.

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

Especially for the identified material weakness related to internal control, we will hire experts to improve and test our internal control and the set up a series of standard and recurring internal audit work procedures before April 2022 . We schedule to will perform self-assessment of internal control effectiveness on a continuous basis, which will be led by our accounting and risk management department within year 2022 . We will also hire more competent personnel and involve professional service companies to help us implement SOX 404 compliance together with the establishment of our internal audit function.

However, we cannot assure you that we will remediate our material weaknesses in a timely manner. See “Risk Factors—Risks Relating to Our Business and Industry—If we fail to implement and maintain an effective internal controls over financing reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.” in the annual report for the year ended July 31, 2021 .

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

Item 16B. CODE OF ETHICS

We adopted a code of ethics as of the date of the filing of our Form F-1, as amended (File Number 333-228750) on December 11, 2018, which is filed thereto as Exhibit 99.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Friedman LLP, who was our independent registered public accounting firm for the fiscal year ended July 31, 2020 and until March 3, 2021, and by ZH CPA, LLC, who became our independent registered public accounting firm on March 3, 2021 and for the fiscal year ended July 31, 2021.

	For the Fiscal Years Ended July 31,
	2021	2020
Audit Fees	$165,000	$270,000
Audit-Related Fees	0	0
Tax Fees	0	0
All Other Fees	0	0
Total	$165,000	$270,000

The policy of our audit committee is to pre-approve all audit and non-audit services provided by ZH CPA, LLC, our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above.

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

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective March 3, 2021, we dismissed the former auditors Friedman LLP (“Friedman”) and appointed ZH CPA, LLC as the successor auditor. In connection therewith, we provides that during the Company’s fiscal years ended July 31, 2019 and 2020 and through the subsequent interim period on or prior to the resignation of the former auditors: (a) there were no disagreements between the Company and the former auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement in connection with its report; and (b) no reportable events as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F have occurred.

Item 16G. CORPORATE GOVERNANCE

As a British Virgin Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market corporate governance listing standards. However, Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the Nasdaq Capital Market corporate governance listing standards. We intend to follow the following home country practices in lieu of the Nasdaq Listing Rules as follows:

●	Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the British Virgin Islands is that British Virgin Islands corporate law does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent.

●	We do not intend to follow Nasdaq Listing Rule 5620 requirements regarding annual meeting of shareholders or the provision of proxy statements for general meetings of shareholders. Pursuant to British Virgin Islands corporate law, we are not required to hold annual meeting of shareholders. In addition, British Virgin Islands corporate law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in British Virgin Islands. We do intend to provide shareholders with an agenda and other relevant documents for the general meeting of shareholders.

●	We do not intend to follow Nasdaq’s requirements regarding shareholder approval for certain issuances of securities under Nasdaq Listing Rule 5635. Pursuant to British Virgin Islands corporate law and the Company's memorandum and articles of association, our board of directors is authorized to issue securities including in connection with certain events such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us, rights issues at or below market price, certain private placements and issuance of convertible notes, and the issuance of 20% or more of our outstanding ordinary shares.

Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Capital Market corporate governance listing standards.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of ATIF Holdings Limited, and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
1.2	Amendment No. 1 to Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 1.2 to Form 6-K filed with the Securities and Exchange Commission on September 8, 2021)
1.3	Amendment No. 2 to Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 1.3 to Form 6-K filed with the Securities and Exchange Commission on September 8, 2021)
2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.1	Agreement of Website (CNNM) Transfer dated September 20, 2018, between ATIF HK and Shenzhen Shangyuan Electronic Commerce Ltd. (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.2	Voting Right Proxy Agreement dated September 30, 2018, between Qiuli Wang and Eno Group (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.3	Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.4	Form of Indemnification Agreement between directors and the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.5	Exclusive Service Agreement dated October 9, 2018, between WFOE and VIE (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.6	Equity Pledge Agreement dated October 9, 2018, between WFOE, Beneficial Owners, and VIE (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.7	Exclusive Call Option Agreement dated October 9, 2018, between WFOE, Beneficial Owners, and VIE (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)

Exhibit No.	Description
4.8	Shareholders’ Voting Rights Proxy Agreement dated October 9, 2018, between WFOE, Beneficial Owners, and VIE (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.9	Equity Transfer Agreement dated August 13, 2018, by and between WFOE and Yanru Zhou (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.10	Equity Transfer Agreement dated September 19, 2018, by and between WFOE and Zhuorong Cai (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.11	Equity Transfer Agreement dated September 19, 2018, by and between WFOE and Zehong Lai (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.12	Trust Deed dated December 11, 2017, by and between Ronghua Liu and Qiuli Wang (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.13	Letter of Undertaking by Qianhai Shareholder (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.14	English Translation of Lease Agreement dated October 31, 2019, by and between Qianhai and Shenzhen Dedian Investment Ltd. (incorporated herein by reference to Exhibit 4.14 to the annual report on Form 20-F, as amended, initially filed with the Securities and Exchange Commission on December 2, 2019)
4.15	Lease Agreement dated October 30, 2019, by and between ATIF HK and Begin Land Limited (incorporated herein by reference to Exhibit 4.15 to the annual report on Form 20-F, as amended, initially filed with the Securities and Exchange Commission on December 2, 2019)
4.16	Life Insurance Investment Agreement dated July 12, 2019, by and between ATIF HK and Manulife (International) Limited (incorporated herein by reference to Exhibit 4.15 to the annual report on Form 20-F, as amended, initially filed with the Securities and Exchange Commission on December 2, 2019)
4.17	Agreement for Sale and Purchase in Respect of Shares and Subordinated Loan of Sinofortune Securities Limited dated December 20, 2019, by and between ATIF Limited and Sinofortune Financial Holdings (BVI) Limited (incorporated herein by reference to Exhibit 10.1 to the report of foreign private issuer on Form 6-K initially filed with the Securities and Exchange Commission on December 28, 2019)
4.18	Second Amendment to Amended and Restated Consulting Agreement dated February 11, 2020, by and between Leaping Media Group Co., Ltd. and Qianhai Asia Era (Shenzhen) International Financial Services Co., Ltd. (incorporated herein by reference to Exhibit 10.1 to the report of foreign private issuer on Form 6-K initially filed with the Securities and Exchange Commission on February 12, 2020)
4.19	Share Exchange Agreement, dated April 8, 2020, by and among ATIF Holdings Limited, Leaping Group Co., Ltd., and each of the shareholders of Leaping Group Co., Ltd.(incorporated herein by reference to Exhibit 99.2 to the report of foreign private issuer on Form 6-K initially filed with the Securities and Exchange Commission on April 8, 2020)
4.20	Debt Conversion and Share Purchase Agreement, dated April 8, 2020, by and among ATIF Holdings Limited and Leaping Group Co., Ltd. (incorporated herein by reference to Exhibit 99.3 to the report of foreign private issuer on Form 6-K initially filed with the Securities and Exchange Commission on April 8, 2020)
4.21	Form of Warrant (incorporated herein by reference to Exhibit 4.1 to Form 6-K filed with the Securities and Exchange Commission on November 4, 2020)
4.22	Form of Placement Agent Warrant (incorporated herein by reference to Exhibit 4.2 to Form 6-K filed with the Securities and Exchange Commission on November 4, 2020)
4.23	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to Form 6-K filed with the Securities and Exchange Commission on November 4, 2020)

Exhibit No.	Description
4.24	Sale and Purchase Agreement regarding issued shares of Leaping Group Co., Ltd. (incorporated herein by reference to Exhibit 99.1 to Form 6-K filed with the Securities and Exchange Commission on January 19, 2021)
4.25	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 4.17 to Form F-1 filed with the Securities and Exchange Commission on April 27, 2021)
4.26	Form of Warrant (incorporated herein by reference to Exhibit 4.18 to Form F-1 filed with the Securities and Exchange Commission on April 27, 2021)
4.27	Form of Placement Agent Warrant (incorporated herein by reference to Exhibit 4.19 to Form F-1 filed with the Securities and Exchange Commission on April 27, 2021)
8.1*	List of subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1 **	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2 **	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23.1*	Consent of ZH CPA, LLC.
23.2*	Consent of Friedman LLP
23.3*	Consent of Dentons (Guangzhou) LLP
101. INS*	XBRL Instance Document
101. SCH*	XBRL Taxonomy Extension Schema Document
101. CAL*	XBRL Taxonomy Calculation Linkbase Document
101. DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101. LAB*	XBRL Taxonomy Extension Label Linkbase Document
101. PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ATIF Holdings Limited

	By:	/s/ Jun Liu
	Name:	Jun Liu
	Title:	Chief Executive Officer
Date: December 9, 2021

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ATIF Holdings Limited AND SUBSIDIARIES

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of ATIF Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ATIF Holdings Limited and its subsidiaries (collectively, the “Company”) as of July 31, 2021, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in stockholders’ equity, and cash flows for the year ended July 31, 2021, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2021, and the results of its operations and its cash flows for the year ended July 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matters

During the year ended July 31, 2021, the Company disposed Leaping Group Co., Ltd. (“LGC”), as described in Notes 1 and 4, terminated the Qianhai VIE agreements, as described in Note 5 and retrospectively restated its equity due to reverse split of its ordinary shares, as described in Note 15. The accompanying consolidated financial statements have properly reflected the effects of these significant transactions.

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

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ZH CPA, LLC
We have served as the Company’s auditor since 2021.
Denver, Colorado
December 9, 2021

1600 Broadway, Suite 1600, Denver, CO, 80202, USA. Phone: 1.303.386.7224 Fax: 1.303.386.7101 Email: admin@zhcpa.us

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

ATIF Holdings Limited.

Opinion on the Financial Statements

We have audited, before the effects of (1) the adjustments to classify certain amounts due to the discontinued operations classification of Leaping Group Co., Ltd (“LGC”), as described in Notes 1 and 4; (2) the termination of the Qianhai VIE agreement, as described in Note 5; and (3) the retrospective restatement associated with the reverse split of the Company’s ordinary shares, as described in Note 15, the accompanying consolidated balance sheet of ATIF Holdings Limited and its subsidiaries (the “Company”) as of July 31, 2020, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended July 31, 2020 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the 2020 and 2019 consolidated financial statements, before the effects of (1) the disposition of and related adjustments to reclassify certain amounts to discontinued operations classification, as described in Notes 1 and 4; (2) the termination of the VIE agreement, as described in Note 5; and (3) the retrospective restatement for the reverse split of the Company’s ordinary shares, as described in Note 15, present fairly, in all material respects, the financial position of the Company as of July 31, 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended July 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review or apply any procedures to the discontinued operations classification of LGC, as described in Notes 1 and 4, the termination of the Qianhai VIE agreement, as described in Note 5, and the retrospective restatement for the reverse split of the Company’s ordinary shares, as described in Note 15, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by ZH CPA, LLC (“ZH CPA”).

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements as included in the Company’s 2020 annual report, the Company has incurred significant losses from operations, has a significant working capital deficit, will require additional capital to fund its current operating plan and has stated that substantial doubt exists about its ability to continue as a going concern. Management’s evaluation of the events and conditions and plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ Friedman LLP
We have served as the Company’s auditor since 2019 through 2020
New York, New York
December 30, 2020

ATIF HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

	As of July 31,
	2021	2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$5,596,740	$409,657
Deposits	234,580	367,731
Investment in trading securities	1,027,509	918,675
Investment in life insurance contract	-	1,290,289
Due from buyers of Leaping Group Corporation (“LGC”) (Note 4)	2,300,000	-
Prepaid expenses and other current assets	688,451	696,529
Assets of disposal group	-	1,554,584
Total current assets	9,847,280	5,237,465

Property and equipment, net	572,027	606,240
Intangible assets, net	233,331	330,456
Right-of- use assets, net	745,125	620,593
Assets of disposal group, noncurrent	-	38,990,324
TOTAL ASSETS	$11,397,763	$45,785,078

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	$482	$482
Deferred revenue	370,948	512,238
Taxes payable	58,017	660,116
Accrued expenses and other current liabilities	514,863	441,351
Operating lease liabilities, current	382,298	433,904
Liabilities of disposal group	-	5,736,356
Total current liabilities	1,326,608	7,784,447

Operating lease liabilities, noncurrent	387,307	203,265
Liabilities of disposal group, noncurrent	-	3,179,624
TOTAL LIABILITIES	1,713,915	11,167,336

Commitments

EQUITY
Ordinary shares, $0.001 par value, 100,000,000,000 shares authorized, 9,161,390 shares and 9,402,935 shares issued and outstanding as of July 31, 2021 and 2020, respectively *	9,161	9,402
Additional paid-in capital	31,428,619	30,593,370
Statutory reserve	355,912	355,912
Accumulated deficit	(22,055,433)	(13,491,659)
Accumulated other comprehensive loss	(175,220)	(63,766)
Total ATIF Holdings Limited Stockholders’ equity	9,563,039	17,403,259

Noncontrolling interest	120,809	17,214,483

TOTAL LIABILITIES AND EQUITY	$11,397,763	$45,785,078

*	Retrospectively restated due to five for one reverse stock split, see Note 14

The accompanying notes are an integral part of these consolidated financial statements.

ATIF HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended July 31,
	2021	2020	2019

Revenues	$936,935	$645,127	$3,078,758

Operating expenses:
Selling expenses	439,174	2,467,547	1,096,195
General and administrative expenses	2,919,675	3,076,283	1,245,169
Provision for doubtful accounts	-	995,081	65,790
Impairment of long-lived assets	-	505,453	-
Total operating expenses	3,358,849	7,044,364	2,407,154

Loss from operations	(2,421,914)	(6,399,237)	671,604

Other income (expenses):
Interest income, net	313	437	1,994
Other income (expenses), net	305,989	(80,283)	32,452
Gain (Loss) from investment in trading securities	(258,738)	201,051	-
Total other income (expense), net	47,564	121,205	34,446

Income (loss) before income taxes	(2,374,350)	(6,278,032)	706,050

Income tax provision	-	-	276,823
Net loss from continuing operations	(2,374,350)	(6,278,032)	429,227

Net loss from discontinued operations	(6,625,898)	(11,012,336)	-

Net income (loss)	(9,000,248)	(17,290,368)	429,227

Less: Net loss attributable to non-controlling interests	436,474	2,407,669	-

Net income (loss) attributable to ATIF Holdings Limited	(8,563,774)	(14,882,699)	429,227

Other comprehensive loss:
Total foreign currency translation adjustment	(283,677)	(30,225)	(17,642)
Comprehensive income (loss)	(9,283,925)	(17,320,593)	411,585
Less: comprehensive loss attributable to non-controlling interests	295,985	2,449,843	-
Comprehensive income (loss) attributable to ATIF Holdings Limited	$(8,987,940)	$(14,870,750)	$411,585

Earnings (Loss) Per share – basic and diluted	$(0.90)	$(1.87)	$0.06
Earnings (Loss) Per share from continuing operations – basic and diluted	$(0.26)	$(0.79)	$0.06
Earnings (Loss) Per share from discontinued operations – basic and diluted	$(0.64)	$(1.08)	$-
Weighted Average Shares Outstanding*
Basic and diluted	9,483,010	7,958,104	7,104,586

*	Retrospectively restated due to five for one reverse stock split, see Note 14

The accompanying notes are an integral part of these consolidated financial statements.

ATIF HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED JULY 31, 2021, 2020, AND 2019

	Ordinary Share		Additional Paid in	Statutory	Retained Earnings (accumulated	Accumulated Other Comprehensive	Noncontrolling
	Shares*	Amount	Capital	Reserves	deficit)	Loss	interests	Total
Balance at July 31, 2018	7,000,000	$7,000	$748,139	$278,836	$1,038,889	$(58,073)	$-	$2,014,791
Proceeds from initial public offering	414,935	414	8,774,415	-	-	-	-	8,774,829
Appropriation to statutory reserve	-	-	-	77,076	(77,076)	-	-	-
Net income for the year	-	-	-	-	429,227	-	-	429,227
Foreign currency translation adjustment	-	-	-	-	-	(17,642)	-	(17,642)
Balance at July 31, 2019	7,414,935	$7,414	$9,522,554	$355,912	$1,391,040	$(75,715)	$-	$11,201,205
Acquisition of 51.2% equity interest in LGC	1,988,000	1,988	21,070,816	-	-	-	19,664,326	40,737,130
Net loss for the year	-	-	-	-	(14,882,699)	-	(2,407,669)	(17,290,368)
Foreign currency translation adjustment	-	-	-	-		11,949	(42,174)	(30,225)
Balance at July 31, 2020	9,402,935	$9,402	$30,593,370	$355,912	$(13,491,659)	$(63,766)	$17,214,483	$34,617,742
Cancellation of ordinary shares in connection with disposal of LGC	(1,111,110)	(1,111)	(5,998,881)	-	-	-	-	(5,999,992)
Issuance of ordinary shares pursuant to registered direct offering	869,565	870	2,790,087	-	-	-	-	2,790,957
Issuance of warrants pursuant to registered direct offering	-	-	744,043	-	-	-	-	744,043
Injection from shareholders	-	-	3,300,000	-	-	-	-	3,300,000
Disposal of LGC	-	-	-	-	-	(105,257)	(16,516,711)	(16,621,968)
Disposal of Qianhai	-	-	-	-	-	136,991	-	136,991
Net loss for the year	-	-	-	-	(8,563,774)	-	(436,474)	(9,000,248)
Foreign currency translation adjustment	-	-	-	-	-	(143,188)	(140,489)	(283,677)
Balance at July 31, 2021	9,161,390	$9,161	$31,428,619	$355,912	$(22,055,433)	$(175,220)	$120,809	$9,683,848

*	Retrospectively restated due to five for one reverse stock split, see Note 14

The accompanying notes are an integral part of these consolidated financial statements.

ATIF HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended July 31,
	2021	2020	2019
Cash flows from operating activities:
Net (loss) income	$(9,000,248)	(17,290,368)	429,227
Less: net loss from discontinued operations	6,625,898	11,012,336	-
Net loss from continuing operations	(2,374,350)	(6,278,032)	429,227
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities:
Depreciation and amortization	208,956	120,728	50,323
Changes in bad debt allowance	-	995,081	65,790
Amortization of right-of-use assets	513,082	270,892	-
Loss from disposal of property and equipment	-	12,388	-
Impairment of equipment and intangible assets	-	505,453	-
Loss (Gain) from investment in trading securities	258,738	(201,051)	-
Changes in operating assets and liabilities:
Accounts receivable	-	(667,036)	(1,411,180)
Deposits	133,848	-	-
Prepaid expenses and other current assets	11,922	674,011	(1,686,683)
Due from a related party	-	-	14,919
Accounts payable	-	482	-
Deferred revenue	(178,885)	37,323	(61,860)
Taxes payable	(643,789)	274	(185,246)
Accrued expenses and other liabilities	28,412	(447,065)	(234,128)
Lease liabilities	(505,372)	(254,388)	-
Net cash used in operating activities from continuing operations	(2,547,438)	(5,230,940)	(3,018,838)
Net cash used in operating activities from discontinued operations	(119,612)	(662,795)	-
Net cash used in operating activities	(2,667,050)	(5,893,735)	(3,018,838)

Cash flows from investing activities:
Purchase of property and equipment	(106,505)	(874,425)	(20,762)
Purchase of intangible assets	-	-	(458,100)
Prepayment for fixed assets purchase	-	-	(247,534)
Collection of third party loans			2,741,430
Payment for investment in trading securities	(367,571)	(717,624)	-
Investment deposit for life insurance contract	-	-	(1,275,950)
Collection of investment deposit for life insurance contract	1,217,456	-	-
Net cash provided by (used in) investing activities from continuing operations	743,380	(1,592,049)	739,084
Net cash provided by investing activities from discontinued operations	118,541	1,415,579	-
Net cash provided by (used in) investing activities	861,921	(176,470)	739,084

Cash flows from financing activities:
Capital contribution	3,300,000	-	-
Proceeds from issuance of ordinary shares pursuant to a registered direct offering, net of issuance cost	3,535,000	-	8,772,754
Proceeds from related party borrowings	-	876,330	-
Repayment of related party borrowings	-	-	(31,267)
Net cash provided by financing activities from continuing operations	6,835,000	876,330	8,741,487
Net cash used in financing activities from discontinued operations	-	(734,347)	-
Net cash provided by financing activities	6,835,000	141,983	8,741,487

Effect of exchange rate changes on cash	138,611	(103,222)	(74,996)
Net increase (decrease) in cash from continuing operations	5,187,083	(6,050,045)	6,386,737
Net increase (decrease) in cash from discontinued operations	(18,601)	18,601	-
Cash from continuing operations, beginning of year	409,657	6,459,702	72,965
Cash from discontinued operations, beginning of year	18,601	-	-
Cash, end of year	$5,596,740	$428,258	$6,459,702
Less: Cash from discontinued operations, end of year	-	(18,601)	-
Cash from continuing operations, end of year	$5,596,740	$409,657	$6,459,702

Supplemental disclosure of cash flow information:
Cash paid for interest expenses	$-	$608	$-
Cash paid for income tax	$-	$-	$490,397

Supplemental disclosure of Non-cash investing and financing activities of continuing operations
Collection of ordinary shares in connection with disposal of LGC	$5,999,992	$-	$-
Receivable in connection with disposal of LGC	$2,300,000	$-	$-
Right-of-use assets obtained in exchange for operating lease obligations	$807,531	$892,751	$-
Supplemental disclosure of Non-cash investing and financing activities of discontinued operations
Common shares issued for acquisition of LGC	$-	$21,072,804	$-
Debt conversion for acquisition of LGC	$-	$1,851,000	$-
Net assets acquired from LGC	$-	$3,064,269	$-
Net liabilities derecognized for termination of VIE	$(405,823)	$-	$-
Right-of-use assets obtained in exchange for operating lease obligations	$-	$3,211,080	$-

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

Qianhai originally owned a 100% controlled subsidiary Qianhai Asia Era (Shenzhen) International Fund Management Co., Ltd. (“Asia Era Fund”), which had limited operation since its inception on December 11, 2015. In connection with the reorganization of the legal structure for the initial public offering (“IPO”) of the Company, Asia Era Fund was spun off in two steps in August 2018 through September 2018.

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

Termination of VIE agreements with Qianai

On February 3, 2021, the Company closed termination of its variable interest entity (“VIE”) agreements with Qianhai Asia Times (Shenzhen) International Financial Services Co., Ltd. (“Qianhai”). Upon the termination, Qianhai transferred all of its business and employees to Huaya, a wholly owned subsidiary of the Company. The termination of the Qianhai VIE agreements did not contain any penalties or non-compete agreements.

Qianhai transferred all of its China-based business and employees to Huaya before termination of the VIE agreements. The termination of the VIE agreements did not discontinue our consulting service business because such services has been transferred to Huaya and ATIF Inc. to serve the clients located in China and the United States, respectively. The termination also did not cause material impairment of our long-lived assets (primarily including fixed assets such as office furniture and equipment and automobile) because all of the fixed assets have been transferred to our PRC subsidiary Huaya upon termination of the VIE agreements. The management believed the termination of Qianhai VIE agreements does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The termination is not accounted as discontinued operations in accordance with ASC 205-20 (see Note 5).

Initial Public Offering

On April 29, 2019, the Company completed its IPO of 2,074,672   ordinary shares (414,935 ordinary shares retrospectively restated for accounting purposes for effect of reverse stock split on August 30, 2021) at a public offering price of $5.00   per share ($25.00 per share retrospectively restated for accounting purposes for effect of reverse stock split on August 30, 2021). The gross proceeds were approximately $10.4 million before deducting the underwriter’s commissions and other offering expenses, resulting in net proceeds of approximately $8.8 million to the Company. In connection with the offering, the Company’s ordinary shares began trading on the NASDAQ Capital Market on May 3, 2019, under the symbol “ATIF.”

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS (continued)

Acquisition of Leaping Group Co,. Ltd. (“LGC”)

On April 22, 2020 , the Company completed an acquisition of 51.2% of the equity interest of Leaping Group Co., Ltd. (“LGC”) from its original shareholders for a total consideration of approximately $22.92 million, including cash consideration of $1.85 million and issuance of 9,940,002   shares (1,988,000 ordinary shares retrospectively restated for accounting purposes for effect of reverse stock split on August 30, 2021) of ATIF’s common stock with fair value of approximately $21.07 million (see Note 4). LGC, through its subsidiaries and similar VIE contractual agreements, controls Leaping Media Group Co., Ltd. (“LMG”), an operating entity located in Shenyang, China. LMG, along with its operating subsidiaries, is engaged in the multi-channel advertising business, event planning and execution business, film production business and movie theater operating business (collectively “media business”) in China. LMG used to be one of the Company’s clients that sought business advisory services. Upon closing of the acquisition, ATIF owns 51.2% equity interest of LGC and hereby consolidates operations of LGC.

Disposition of LGC

On January 29, 2021, the Company completed a disposition of 51.2% of the equity interest of LGC. The Company sold all of its shares of LGC to Jiang Bo, Jiang Tao and Wang Di (collectively, the “Buyers”) in exchange for (i) 5,555,548 ordinary shares (1,111,110 ordinary shares retrospectively restated for accounting purposes for effect of reverse stock split on August 30, 2021) of the Company owned by the Buyers and (ii) payment by the Buyers in the amount of $2,300,000 plus interest at an interest rate of 10% per annum on the unpaid amount if the principal amount of US$2,300,000 is not paid by January 14, 2022. All principal and accrued and unpaid interest shall be due on January 14, 2023.

In accordance with ASC 205-20, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. The disposition of LGC met the criteria in paragraph 205-20-45-1E and was reported as a discontinued operation (Note 4).

Setup of AITF GP and ATIF LP

On January 21, 2021, the Company incorporated ATIF-1 GP, LLC (“ATIF GP”) under the laws of Delaware of the United States. ATIF GP is a wholly owned subsidiary of the Company, and focuses on fund management business.

On February 16, 2021, ATIF-1, LP (“ATIF LP”) was established as a private equity fund through our indirectly-wholly owned subsidiary, ATIF-1 GP, LLC (“ATIF GP”), a Delaware limited liability company, as the general partner. The Company owns 31.25% limited partner interest in ATIF, LP. ATIF LP manages approximately $4.8 million  assets under management (“AUM”) as of September 30, 2021. The investment strategy of the fund involves directional long and short investments in equity securities, primarily issued by U.S. large capitalization companies, and American Depositary Receipts (“ADRs”) related to Chinese companies of various sizes, including private companies. The investment manager for the fund is ATIF Inc.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – LIQUIDITY and GOING CONCERN

For the years ended July 31, 2021, 2020 and 2019, the Company reported a net income (loss) from continuing operations of approximately $(2.4) million, $(6.3) million and $0.4 million, respectively, and operating cash outflows from continuing operations of approximately $2.5 million, $5.2 million and $3.0 million.

In assessing the Company’s ability to continue as a going concern, the Company monitors and analyzes its cash and its ability to generate sufficient cash flow in the future to support its operating and capital expenditure commitments.

As of July 31, 2021, the Company had cash of $5.6 million and short-term investment in trading securities of $1.0 million, which are highly liquid at the Company’s discretion. On the other hand, the Company had current liabilities of $1.3 million. The Company also had $2.3 million receivable from buyers of LGC in connection with the disposal of LGC. If we fail to collect the amount due from buyers of LGC, we may incur significant bad debt in the near future. In addition, due to the recent intense relationship between the U.S. and China, which has become more fragile as a result of the outbreak and spread of COVID-19, plus the tightening of U.S. legislation and public listing rules to curb some small Chinese companies to access the U.S. capital markets, an increasing number of Chinese companies are putting off or slowing down their plans for U.S. listings due to these uncertainties. Also, the PRC government has recently stated that it plans to propose new rules that would ban companies with large amounts of sensitive consumer data from going public in the U.S. which could deter PRC technology firms to list abroad. The PRC government has primarily focused on firms in the internet, telecommunications and education industry from listing abroad due to political or national-security concerns. As a result of these statements, this position by the PRC government could adversely affect our business consulting services which assist PRC companies to go public in the United States. Furthermore, due to the impact of COVID-19, some of our existing customers may experience financial distress or business disruptions, which could lead to potential delay or default on their payments. Any increased difficulty in collecting accounts receivable, or early termination of our existing consulting service agreements due to deterioration in economic conditions could further negatively impact our cash flows. Given these factors, our potential customers’ perception and confidence to go public in the United States has been negatively impacted and our operating revenue and cash flows may continue to underperform in the near terms. Although we had cash of $5.6 million as of July 31, 2021, given the above mentioned uncertainties, the management believes that the Company will continue as a going concern in the following 12 months from the date the Company’s 2021 consolidated financial statements are issued.

Currently, the Company intends to finance its future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from equity financings. On November 5, 2020, the Company closed a registered direct offering of 4,347,826 of its ordinary shares (869,565 of its ordinary shares retrospectively restated for effect of reverse stock split on August 30, 2021) at a purchase price of $0.92   per share ($4.60 per share retrospectively restated for effect of reverse stock split on August 30, 2021), for a net proceed of $3.5 million after deducting issuance costs. The Company has also issued to the investors unregistered warrants to purchase up to an aggregate of 4,347,826 of its ordinary shares (869,565 of its ordinary shares retrospectively restated for effect of reverse stock split on August 30, 2021) at an exercise price of $2.74  per share (as adjusted in connection with the reverse stock split on August 30, 2021 and pursuant to the terms and conditions of the warrants), subject to adjustment, in a concurrent private placement.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). The consolidated financial statements of the Company include the accounts of the Company and its subsidiaries. The consolidated financial statements of the Company also include the accounts of ATIF LP, for which the Company is an investment manager and has primary beneficiary over the ATIF LP. All intercompany balances and transactions have been eliminated upon consolidation.

As of July 31, 2021, the Company’s consolidated financial statements reflect the operating results of the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Parent company:
ATIF Holdings Limited (“ATIF”)	January 5, 2015	British Virgin Islands	Parent	Investment holding
Wholly owned subsidiaries of ATIF
ATIF Limited (“ATIF HK”)	January 6, 2015	Hong Kong	100%	Investment holding
ATIF Inc. (“ATIF USA”)	October 26, 2020	USA	100%	Consultancy and information technology support
Huaya Consultant (Shenzhen) Co., Ltd. (“Huaya”)	May 20, 2015	PRC	100%	WFOE, Consultancy and information technology support
ATIF-1 GP, LLC (“ATIF GP”)	January 21, 2021	USA	100%	Fund management
ATIF-1 LP, LLC (“ATIF LP”)	February 16, 2021	USA	31.25%	Investment

The VIE contractual arrangements

Foreign investments in domestic Chinese companies that engage in private equity investment business and media business are both restricted in China under current PRC laws and regulations. For the year ended July 31, 2020 and 2019 and before the termination of the Qianhai VIE agreements on February 3, 2021 (see Note 5) and disposition of LGC on January 31, 2021 (see Note 4), the Company was still operating under the VIE structure and the Company’s main operating entities Qianhai and LMG are controlled through contractual arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries.

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

The Company has not provided any financial support to the VIEs for the years ended July 31, 2021, 2020, and 2019.

The following financial statement amounts and balances of the VIEs were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	As of July 31,
	2021			2020
	Qianhai VIE	LMG VIE	Total	Qianhai VIE	LMG VIE	Total
Current assets	$-	$-	$-	$2,469,829	$1,554,585	$4,024,414
Non-current assets	-	-	-	184,740	5,493,284	5,678,024
Total assets	-	-	-	2,654,569	7,047,869	9,702,438
Current liabilities	-	-	-	1,441,148	5,736,358	7,177,506
Non-current liabilities	-	-	-	65,574	3,179,625	3,245,199
Total liabilities	-	-	-	1,506,722	8,915,983	10,422,705
Shareholders’ equity (deficit)	$-	$-	$-	$1,147,847	$(1,868,114)	$(720,267)

The summarized operating results of the VIEs are as follows:

	For the period from August 1, 2020 through February 3,	For the period from August 1, 2020 through January 31,		For the years ended July 31,
	2021	2021		2020			2019
	Qianhai VIE	LMG VIE	Total	Qianhai VIE	LMG VIE	Total	Qianhai VIE
Operating revenue	$380,954	$2,117,551	$2,498,505	$645,127	$40,872	$685,999	$2,777,618
Income (loss) from operations	$(60,242)	$(1,154,067)	$(1,214,309)	$(1,471,095)	$(4,781,593)	$(6,252,688)	$884,789
Income (loss) before income taxes	$(63,765)	$(1,166,287)	$(1,230,052)	$(1,562,037)	$(4,857,484)	$(6,419,521)	$930,361
Net income (loss)	$(63,765)	$(1,142,160)	$(1,205,925)	$(1,562,037)	$(4,933,748)	$(6,495,785)	$697,631

The summarized cash flow information of the VIEs are as follows:

	For the period from August 1, 2020 through February 3,	For the period from August 1, 2020 through January 31,		For the years ended July 31,
	2021	2021		2020			2019
	Qianhai VIE	LMG VIE	Total	Qianhai VIE	LMG VIE	Total	Qianhai VIE
Net cash provided by (used in) operating activities	$(286,657)	$(119,612)	$(406,269)	$175,530	$(662,795)	$(487,265)	$(3,380,071)
Net cash provided by (used in) investing activities	$-	$118,541	$118,541	$36,412	$1,415,579	$1,451,991	$2,700,687
Net cash provided by (used in) financing activities	$-	$-	$-	$-	$(734,347)	$(734,347)	$(14,626)

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Business Combination

In April 2020, the Company acquired 51.2% ownership interest in LGC (see Note 6). Business combination is accounted for under the purchase method of accounting. Under the purchase method, assets and liabilities of the business acquired are recorded at their estimated fair values as of the date of acquisition with any excess of the cost of the acquisition over the fair value of the net tangible and intangible assets acquired recorded as goodwill. Results of operations of the acquired business are included in the income statement from the date of acquisition.

Noncontrolling Interests

As of July 31, 2020, the non-controlling interests represent minority shareholders’ 48.8% ownership interest in LGC not acquired by the Company in connection with the Company’s acquisition of LGC. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the stockholders of the Company. Non-controlling interests in the results of the Company are presented on the face of the consolidated statements of operations and comprehensive income (loss) as an allocation of the total loss for the year between non-controlling interest holders and the stockholders of the Company. In January 2021, the Company disposed of LGC and did not have noncontrolling interest due to noncontrolling shareholders of LGC.

As of July 31, 2021, the non-controlling interest represent minority shareholders’ 68.75% ownership interest in ATIF LP, over which the Company had 31.25% ownership interest and acted as an investment manager through ATIF GP, its wholly owned subsidiary. The Company had non-controlling interest of $120,809 as of July 31, 2021.

Use of Estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, revenue recognition, provision necessary for contingent liabilities and realization of deferred tax assets. Actual results could differ from those estimates.

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

Accounts Receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss). Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of July 31, 2021 and 2020, the Company had allowance for uncollectible balances of $nil and $425,106 from its continuing operations, respectively. As of July 31, 2021 and 2020, the Company had allowance for uncollectible balances of Nil and $955,055 from its discontinued operations, respectively.

Investment in Trading Securities

Equity securities not accounted for using the equity method are carried at fair value with changes in fair value recorded in the consolidated statements of operations and comprehensive income (loss), according to ASC 321 “Investments — Equity Securities”. During the years ended July 31, 2021 and 2020, the Company purchased certain publicly-listed equity securities through various open market transactions and accounted for such investments as “investment in trading securities” and subsequently measure the investments at fair value. The Company made a loss of $258,738 and a gain of $201,051 from investment in trading securities for the years ended July 31, 2021 and 2020. There was no such transaction for the year ended July 31, 2019.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment, net

Property and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Useful life
Furniture, fixtures and equipment	3-5 years
Transportation vehicles	5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive income (loss) as other income or expenses.

Impairment of Long-lived Assets

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

For the years ended July 31, 2021, 2020 and 2019, the Company recorded impairment against long-lived assets of $nil, $505,453 and $nil from its continuing operations, respectively. For the year ended July 31, 2020, the impairment of $505,453 from its continuing operations was comprised of impairment against property and equipment of $120,961 and intangible assets of $384,492. For the year ended July 31, 2020, the Company also had impairment of property and equipment of $51,767 from its discontinued operations.

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 – inputs to the valuation methodology are unobservable.

Fair value of investment in trading securities are based on quoted prices in active markets. The carrying amounts of the Company’s other financial instruments including cash and cash equivalents, deposits, investment in life insurance contract, due from buyers of LGC and other current assets, accounts payable, and accrued expenses and other current liabilities approximate their fair values because of the short-term nature of these assets and liabilities. For lease liabilities, fair value approximates their carrying value at the year end as the interest rates used to discount the host contracts approximate market rates.

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

The Company currently generates its revenue from the following main sources:

(1)	Revenue from customer’s initial registration fee

In order to engage with the Company for various consulting services, a new customer is required to pay an initial non-refundable registration fee to the Company and the Company will then post the customer’s information and profiles on its website, at which point, the Company’s performance obligations are satisfied and such registration fee is recognized as revenue. The Company does not charge additional customer profile maintenance fee after the initial posting is completed as limited effort is required for the Company to maintain such information on an on-going basis. No revenues were generated from customer’s initial registration for the years ended July 31, 2021, and 2020 and 2019.

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

Revenue from LGC

Before the disposal of 51.2% equity interest in LGC, the Company generated revenue from Multi-Channel advertising, Event planning and execution, Movie Theater Operating and others. The revenues from these revenue streams were classified as a component of “net loss from discontinued operations” upon the close of the disposition. See Note 4.

(1)	Multi-Channel advertising

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

(2)	Event planning and execution

The Company’s event planning and execution business includes planning and arrangement of events, and production of related advertising materials. From the preparation of the events to executing it typically takes no more than one week. Revenue is realized when the service is performed in accordance with the client arrangement and upon the completion of the earnings process.

(3)	Movie Theater Operating

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

For the years ended July 31, 2021, 2020 and 2019, the disaggregation of revenues from continuing operations and discontinued operations was as below:

	For the years ended July 31,
	2021	2020	2019
Consulting service revenue from continuing operations*	$936,935	$645,127	$3,078,758
Revenue from discontinued operations (multi-channel advertising, event planning and execution and movie theater operation business under LGC)	$2,117,551	$40,872	$-

*	Qianhai transferred all of its China-based consulting service business and employees to Huaya before termination of the VIE agreement. The termination of the VIE agreement did not cause material impairment of our long-lived assets (primarily including fixed assets such as office furniture and equipment and automobile) because all of the fixed assets have been transferred to our PRC subsidiary Huaya upon termination of the VIE agreements and there was no assets held for sale or disposal. The management believed the termination of Qianhai VIE agreements does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The termination is not accounted as discontinued operations in accordance with ASC 205-20 (see Note 5).

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

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company did not have unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of July 31, 2021. As of July 31, 2021, all of the Company’s income tax returns for the tax years ended December 31, 2016 through December 31, 2020 remain open for statutory examination by relevant tax authorities.

Value Added Tax (“VAT”)

Sales revenue derived from advertising service revenues is subject to VAT. The applicable VAT rate for the Company is 3% for Huaya. All of the VAT returns of the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

Earnings (Loss) per Share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended July 31, 2021, 2020 and 2019, there were no dilutive shares.

Foreign Currency Translation

The functional currency for ATIF is the U.S Dollar (“US$”). ATIF HK uses Hong Kong dollar as its functional currency. However, ATIF currently only serve as the holding company   and did not have active material operations as of the date of this report. The Company operates its business through ATIF HK and Huaya as of July 31, 2021. The functional currency of the Huaya is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into US$.

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

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	July 31, 2021		July 31, 2020		July 31, 2019
Foreign currency	Period-end spot rate	Average rate	Period-end spot rate	Average rate	Period-end spot rate	Average rate
RMB: 1USD	0.1547	0.1521	0.1432	0.1420	0.1453	0.1463
HKD: 1USD	0.1282	0.1282	0.1290	0.1284	0.1278	0.1276

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss).

The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income (loss) in the consolidated statements of operations and comprehensive income (loss).

Operating Leases

The Company adopted ASU No. 2016-02—Leases (Topic 842) since August 1, 2019, using a modified retrospective transition method permitted under ASU No. 2018-11. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, the Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed the Company to carry forward the historical lease classification. The standard did not materially impact the consolidated net earnings and cash flows.

Upon adoption of ASC 842, the lease liabilities are recognized upon lease commencement for operating leases based on the present value of lease payments over the lease term. The right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. As the rates implicit in the lease cannot be readily determined, the incremental borrowing rates at the lease commencement date are used in determining the imputed interest and present value of lease payments. The incremental borrowing rates were determined using a portfolio approach based on the rates of interest that the Company would have to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Company recognizes the single lease cost on a straight-line basis over the remaining lease term for operating leases.

The Company has elected not to recognize right-of-use assets or lease liabilities for leases with an initial term of 12 months or less; expenses for these leases are recognized on a straight-line basis over the lease term.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the consolidated statements   of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Discontinued operation

In accordance with ASC 205-20, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. When all of the criteria to be classified as held for sale are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Segment reporting

The Company had four operating business lines, including Business Advisory and Consulting Services, Multi-channel Advertising Services, Event Planning and Execution Services and Movie Theater Operation Services. However, due to changes in our organizational structure associated with the LGC, which engaged in Multi-channel Advertising Services, Event Planning and Execution Services and Movie Theater Operation Services, as a discontinued operation (Note 4 – Discontinued operation), management has determined that the Company now operates in one operating segment with one reporting segment as of July 31, 2021, which is the consulting service business.

Reclassification

Certain items in the financial statements of comparative period have been reclassified to conform to the financial statements for the current period, primarily for the effects of discontinued operations of LGC (see Note 4 for detail) and reverse split of the Company’s ordinary shares (see Note 15 for detail).

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

In light of the PRC providing new guidance to and restrictions on China-based companies raising capital offshore, including PRC government-led cybersecurity reviews, the Chairman of the SEC has requested his staff to review disclosures from offshore issuers associated with China-based operating companies in connection with the filing of registration statements in the United States. In particular, the SEC Chairman was concerned about an investor’s understanding of a VIE contract structure. We previously conducted our consulting service business through Qianhai utilizing a VIE contract structure which relationship was terminated in February 2021. In connection with our internal reorganization in January and February 2021, we disclosed that Huaya, a wholly owned subsidiary of ATIF, will serve as our business center in PRC for clients located in the PRC and ATIF Inc., a newly established subsidiary in the United States, will serve our clients located in the United States. However, if we conduct business in the PRC in the future with a PRC entity using a VIE contract structure, that business structure may subject us to further review by the SEC.

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

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

As of July 31, 2021, $69,358 of the Company’s cash were on deposit at financial institutions in Mainland China, and each bank accounts is insured by the government authority with the maximum limit of RMB 500,000 (equivalent to approximately $77,400). As of July 31, 2021, the Company held cash and cash equivalents of $441,772 deposited in the banks located in Hong Kong and British Virgin Islands, which are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance, and held cash and cash equivalents of $132,760 deposited in the banks located in the U.S. which are insured by FDIC up to $250,000, and held cash and cash equivalents of $4,952,850 deposited in the investment bank accounts located in the U.S. which are not insured by FDIC.

(b)	Concentration risk

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

The Company’s sales are made to customers that are located primarily in China. The Company has a concentration of its revenues and receivables with specific customers. For the year ended July 31, 2021, three customers accounted for 41%, 41% and 11% of the Company’s consolidated revenue, respectively. For the year ended July 31, 2020, one customer accounted for 97% of the Company’s consolidated revenue, respectively. For the year ended July 31, 2019, three customers accounted for approximately 44%, 29%, and 19% of the Company’s total revenue.

For the years ended July 31, 2021 and 2020, substantially all of the Company’s revenues was generated from providing going public related consulting services to customers. The risk is mitigated by the Company’s plan to transition its consulting services from the PRC based customers to more international customers.

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

As of the date of this filing, the spread of COVID-19 in China have slowed down and most provinces and cities have resumed business activities under the guidance and support of the local government. Nevertheless, the continued uncertainties associated with COVID 19 may cause the Company’s revenue and cash flows to underperform in the next 12 months. A resurgence could negatively affect the execution of the going public consulting service agreements and the collection of the payments from customers. The extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the financial statement reporting date.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

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

In November 2019, the FASB issued ASU 2019-10, “Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842)” (“ASU 2019-10”). ASU 2019-10 (i) provides a framework to stagger effective dates for future major accounting standards and (ii) amends the effective dates for certain major new accounting standards to give implementation relief to certain types of entities. Specifically, ASU 2019-10 changes some effective dates for certain new standards on the following topics in the FASB Accounting Standards Codification (ASC): (a) Derivatives and Hedging (ASC 815) – now effective for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021; (b) Leases (ASC 842) – now effective for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021; (c) Financial Instruments — Credit Losses (ASC 326) – now effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years; and (d) Intangibles — Goodwill and Other (ASC 350) – now effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company does not expect the cumulative effect resulting from the adoption of this guidance will have a material impact on its consolidated financial statements.

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

Recently issued ASUs by the FASB, except for the ones mentioned above, have no material impact on the Company’s consolidated results of operations or financial position.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – DISCONTINUED OPERATION OF LGC

On January 29, 2021, the Company completed a disposition of 51.2% of the equity interest of LGC. The Company sold all of its shares of LGC to Jiang Bo, Jiang Tao and Wang Di (collectively, the “Buyers”) in exchange for (i) 5,555,548 ordinary shares (1,111,110 ordinary shares retrospectively restated for accounting purposes for effect of reverse stock split on August 30, 2021) of the Company owned by the Buyers and (ii) payment by the Buyers in the amount of $2,300,000 plus interest at an interest rate of 10% per annum on the unpaid amount if the principal amount of $2,300,000 is not paid by January 14, 2022. All principal and accrued and unpaid interest shall be due on January 14, 2023.

Upon completion of the Disposition, the Company does not bear any contractual commitment or obligation to the media business or the employees of LGC, nor to the Buyers.

On January 29, 2021, management was authorized to approve and commit to a plan to sell LGC, therefore the major assets and liabilities relevant to the disposal are reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes, are reported as components of net loss separate from the net loss of continuing operations in accordance with ASC 205-20-45. The following is a reconciliation of net loss of $5.5 million from disposition in the consolidated statements of operations and comprehensive loss:

As of January 29, 2021
Share consideration of 5,555,548 ordinary shares (1,111,110 ordinary shares retrospectively restated for accounting purposes for effect of reverse stock split on August 30, 2021), at $1.08 per share ($5.40 per share retrospectively restated for accounting purposes for effect of reverse stock split on August 30, 2021) on January 29, 2021	$5,999,992
Cash consideration	2,300,000
Consideration in exchange for the disposal	8,299,992
Noncontrolling interest of LGC	16,516,711
Less: Net liabilities (comprised of assets of $7,804,412 and liabilities of $11,001,011)	3,196,599
28,013,302
Impairment of goodwill relating to discontinued operations	(25,902,394)
Impairment of intangible assets relating to discontinue operations	(6,986,615)
Amortization of intangible assets arising from acquisition of LGC	(608,031)
Net loss from disposal of discontinued operations	$(5,483,738)

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – DISCONTINUED OPERATION OF LGC (continued)

The following is a reconciliation of the carrying amounts of major classes of assets and liabilities held for sale in the consolidated balance sheet as of January 29, 2021 and July 31, 2020.

	January 29, 2021	July 31, 2020

Carrying amounts of major classes of assets held for sale:
Cash	$6,297	$18,601
Accounts receivable	1,241,178	939,392
Other current assets	992,333	596,591
Goodwill		25,902,394
Intangible assets		7,594,646
Property and equipment, net	2,125,388	2,017,151
Right of use assets	3,422,985	3,147,825
Other noncurrent assets	16,231	328,308
Total assets of disposal group	$7,804,412	$40,544,908
Carrying amounts of major classes of liabilities held for sale:
Short-term borrowings	$154,842	$143,248
Taxes payable	3,618,661	3,344,048
Other current liabilities	3,502,209	1,932,614
Lease liabilities	3,725,299	3,496,070
Total liabilities of disposal group	$11,001,011	$8,915,980

The following is a reconciliation of the amounts of major classes of operations classified as discontinued operations in the consolidated statements of operations and other comprehensive loss for the years ended July 31, 2021, 2020 and 2019.

	For the years ended July 31,
	2021	2020	2019
Discontinued Operations
Revenues	$2,117,551	$40,872	$-
Cost of revenues	(1,557,277)	(227,410)	-
Total operating expenses	(1,714,341)	(5,000,409)	-
Loss from operations	(1,154,067)	(5,186,947)	-
Impairment of goodwill and property and equipment	-	(5,673,234)
Total other income (expense), net	12,220	(75,891)	-
Income tax expenses	(313)	(76,264)	-
Net loss from discontinued operations, net of tax	(1,142,160)	(11,012,336)	-
Net loss from disposal of discontinued operations	(5,483,738)	-	-
Net Loss from Discontinued Operations	$(6,625,898)	$(11,012,336)	$-

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – TERMINATION OF VIE AGREEMENTS WITH QIANHAI

On January 4, 2021, the Company established an office in California, USA, through its wholly owned subsidiary ATIF Inc., a California corporation, and launched, in addition to the business consulting services, additional service models consisting of asset management, investment holding and media services to expand the Company’s business with a flexible business concept to achieve a goal of high growth revenue and strong profit growth. Clients located within United States will be serviced by ATIF Inc., while clients outside United States will be supported by ATIF Inc.’s business center abroad. Huaya Consultant (Shenzhen) Co., Ltd. (“Huaya”), a wholly owned subsidiary of ATIF, will serve as ATIF Inc.’s business center in PRC for clients located in the PRC. As part of streamlining the management chain and to improve management control with a goal of lower costs, the Company transitioned the services from Qianhai to ATIF Inc. and Huaya and closed termination of the VIE agreements with Qianhai on February 3, 2021. The termination of the Qianhai VIE agreement did not discontinue the Company’s public listing related consulting service business, because such consulting service business has been transferred to Huaya to serve the client located in China and ATIF Inc. to serve the clients located within the United States. There were no penalties or non-compete agreements derived from the termination of the Qianhai VIE agreements.

Qianhai transferred all of its China-based business and employees to Huaya before termination of the VIE agreement. The termination of the VIE agreement did not cause material impairment of our long-lived assets (primarily including fixed assets such as office furniture and equipment and automobile) because all of the fixed assets have been transferred to our PRC subsidiary Huaya upon termination of the VIE agreement and there were no assets held for sale or disposal.

Prior to the termination, operating revenue generated through Qianhai VIE amounted to $645,127, and net loss amounted to $(1,562,037) for the year ended July 31, 2020, respectively, and net assets of Qianhai VIE amounted to $1,147,847   as of July 31, 2020.   as of the date of termination, Qianhai had total assets of $266,235 and total liabilities of $656,417, with a negative net assets of $0.4 million, the abstract amount accounted for 4% of the consolidated net assets of the Company as of July 31, 2021. In addition, Qianhai generated net income of approximately $0.4 million, the abstract amount of which accounted for 5% of consolidated net loss for the year ended July 31, 2021. The Company recorded a gain of $390,183 from the termination in the account of “other income (expenses), net” in the consolidated statements of operations and comprehensive income (loss).

The management believed the termination of Qianhai VIE agreements does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The termination is not accounted as discontinued operations in accordance with ASC 205-20.

NOTE 6 – BUSINESS COMBINATION

On April 8, 2020, the Company signed a Share Exchange Agreement and a Debt Conversion and Share Purchase Agreement with the shareholders of Leaping Group Co., Ltd (“LGC”), to acquire 51.2% of the equity interest of LGC. LGC is primarily engaged in multi-channel advertising, event planning and execution, film and TV program production, and movie theater operations in the PRC.

On April 22, 2020 (the “Closing Date”), the Company completed the acquisition of approximately 51.2% of the equity interest of LGC for a total consideration of approximately $22.92 million, including cash consideration of $1.85 million in the form of debt forgiveness and issuance of a total of 9,940,002   shares (1,988,000 ordinary shares retrospectively restated for accounting purposes for effect of reverse stock split on August 30, 2021) of ATIF’s common stock with the fair value of approximately $21.07 million based on the closing price of the Company’s stock at the Closing Date.

Under the terms of the Debt Conversion and Share Purchase Agreement, LGC issued 3,934,029 of its ordinary shares to the Company in exchange for (i) the satisfaction of the outstanding debt owed to the Company in the amount of US$1,851,000, and (ii) the issuance of 2,800,000 of  the Company’s ordinary shares (560,000 of the Company’s ordinary shares retrospectively restated for accounting purposes for effect of reverse stock split on August 30, 2021) to LGC. Concurrent with the closing of the Debt Conversion and Share Purchase Agreement, and under the terms of the Share Exchange Agreement, LGC assigned an aggregate of 6,283,001 of its ordinary shares to the Company in exchange for an aggregate of the Company’s 7,140,002 ordinary shares (1,428,000 ordinary shares retrospectively restated for accounting purposes for effect of reverse stock split on August 30, 2021).

The transaction was accounted for as a business combination using the purchase method of accounting in accordance with ASC 805-10-20. The purchase price allocation of the transaction was determined by the Company with the assistance of an independent appraisal firm based on the fair value of the assets acquired and liabilities assumed as of the acquisition date.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – BUSINESS COMBINATION (continued)

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

The amounts of revenue and net loss of LGC included in the Company’s consolidated statement of operations   and comprehensive income (loss) from the acquisition date to July 31, 2020 are as follows:

From acquisition date to July 31, 2020
Net Revenue	$40,872

Net loss	$(4,933,748)

As discussed in Note 4, on January 29, 2021, the Company completed a disposition of 51.2% of the equity interest of LGC.

NOTE 7 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets from the Company’s continuing operations consisted of the following:

	As of July 31,
	2021	2020
Prepayment for advertising service fee (a)	$600,000	$600,000
Prepaid service fees	20,000	64,189
Prepaid insurance service fee	58,150	-
Advance to vendors	10,000	10,000
Others	300	22,340
Total	$688,451	$696,529

(a)	Prepayment for advertising services represent the advance payments made by the Company to a third party advertising company for producing advertising contents. These prepayments are typically expensed over the period when the services are performed.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – PROPERTY, PLANT AND EQUIPMENT, NET

Property and equipment, net, from the Company’s continuing operations, consisted of the following:

	As of July 31,
	2021	2020
Furniture, fixtures and equipment	$187,053	$141,065
Vehicles	574,606	575,831
Total	761,659	716,896
Less: accumulated depreciation	(189,632)	(110,656)
Property and equipment, net	$572,027	$606,240

Depreciation expense was $124,661, $85,183 and $20,615 for the years ended July 31, 2021, 2020, and 2019, respectively.

NOTE 9 – INTANGIBLE ASSETS

Net intangible assets from the Company’s continuing operations consisted of the following:

	As of July 31,
	2021	2020
Financial and news platform	$56,250	$56,611
Software	320,000	339,569
Total	376,250	396,180
Less: accumulated amortization	(142,919)	(65,742)
Intangible assets	$233,331	$330,456

Amortization expense was $80,000, $35,545 and $29,707 for the years ended July 31, 2021, 2020, and 2019, respectively.

NOTE 10 – INVESTMENT IN LIFE INSURANCE CONTRACT

On July 29, 2019, the Company invested $1,290,289 (HKD10 million) to purchase a long-term life insurance investment instrument with Manulife (International) Limited (“Manulife”) in order to earn interest income, with ATIF Limited as the insurance beneficiary. The Company originally expects to hold this investment for five years in order to avoid surrender charge. Early redemption fee applies to subscription less than five years. The insurance company Manulife will invest the funds in certain portfolio of financial instruments, including money market funds, private fund, bonds or mutual funds, with variable rates of return on the investment. Historically, the rates of return on similar investment products with Manulife ranged from 8.69% to 11.49%, with an average of 9.48% per annum. Interest income is to be paid to the Company on a monthly basis. The interest earned will be recognized in the consolidated statements of operations over the contractual term of this investment, unless the Company elects to early terminate the contract. The life insurance policy became effective on August 3, 2019. In order to support the Company’s working capital need, on September 22, 2020, the Company early terminated the life insurance investment instrument and received a refund of $1,225,105 (HKD 9.5 million). The Company was subject to a penalty of $65,001 (HKD 0.5 million) on early termination, which was recorded in the consolidated statements of operations and comprehensive income (loss).

NOTE 11 – INVESTMENTS IN TRADING SECURITIES

As of July 31, 2021 and 2020, the balance of investments in trading securities represented certain equity securities of listed companies purchased through various open market transactions by the Company during the relevant periods. The investments are initially recorded at cost, and subsequently measured at fair value with the changes in fair value recorded in other income (expenses), net in the consolidated statement of income and comprehensive income (loss). For the years ended July 31, 2021 and 2020, the Company recorded a decrease in fair value of $258,738 and an increase in fair value of $201,051 such investments.

Investments in trading securities consisted of the following:

	As of July 31,
	2021	2020
Trading securities invested by ATIF	$871,809	$918,675
Trading securities invested by ATIF LP	155,700	-
	$1,027,509	$918,675

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – OPERATING LEASES

The Company leases offices space under non-cancelable operating leases, with lease terms ranging between 14 months to 36 months. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Rent expense associated with the Company’s continuing operations for the years ended July 31, 2021, 2020 and 2019 was $616,113, $537,262 and $515,010, respectively.

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

The following table presents the operating lease related assets and liabilities recorded on the balance sheets of the Company’s continuing operations as of July 31, 2021 and 2020.

	As of July 31,
	2021	2020

Right-of- use assets, net	$745,125	$620,593

Operating lease liabilities, current	382,298	433,904
Operating lease liabilities, noncurrent	387,307	203,265
Total operating lease liabilities	$769,605	$637,169

The weighted average remaining lease terms and discount rates for all of operating leases from the Company’s continuing operations were as follows as of July 31, 2021 and 2020:

	As of July 31,
	2021	2020
Remaining lease term and discount rate
Weighted average remaining lease term (years)	2.08	1.53
Weighted average discount rate	4.90%	4.90%

The weighted average remaining lease terms and discount rates for all of operating leases for the discontinued operations were as follows as of July 31, 2020:

2020
Remaining lease term and discount rate
Weighted average remaining lease term (years)	10.21
Weighted average discount rate	4.90%

The following is a schedule of maturities of lease liabilities as of July 31, 2021 and 2020:

As of July 31, 2021

2022	$409,922
2023	252,969
2024 and thereafter	150,468
Total lease payments	813,360
Less: imputed interest	(43,755)
Present value of lease liabilities	$769,605

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – OPERATING LEASES (continued)

As of July 31, 2020

2021	$462,840
2022	198,374
2023 and thereafter	-
Total lease payments	661,214
Less: imputed interest	(24,045)
Present value of lease liabilities	$637,169

NOTE 13 – RELATED PARTY TRANSACTIONS

During the year ended July 31, 2021 and 2019, the Company did not enter into transactions with related parties.

During the year ended July 31, 2020, the Company leased office space in Hong Kong from Asia Time (HK) International Finance Service Limited (“Asia Time HK”), an entity controlled by the Company’s controlling shareholder. The Company paid office lease expense of $79,875 to Asia Time HK for the year ended July 31, 2020.

NOTE 14 – TAXES

(a) VAT, Business Tax and related surcharges

Effective on September 1, 2012, a pilot program (the “Pilot Program”) for transition from the imposition of PRC business tax (“Business Tax”) to the imposition of VAT for revenues from certain industries and certain cities. On May 1, 2016, the transition from the imposition of Business Tax to the imposition of VAT, was expanded to all industries in China. Huaya qualifies as a Small and Low Profit Enterprise, and is subject to a preferential VAT of 3% and related surcharges on VAT payable at a rate of 12% since that date.

(b) Corporate Income Taxes (“CIT”)

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company is not subject to tax on income or capital gains in the British Virgin Islands. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

ATIF HK is subject to Hong Kong profits tax at a rate of 16.5%. However, ATIF HK did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended July 31, 2021, 2020, and 2019, and accordingly no provision for Hong Kong profits tax has been made in these periods.

PRC

The PRC Corporate Income Tax (“CIT”) is calculated based on the taxable income determined under the applicable CIT Law and its implementation rules, which became effective on January 1, 2008. CIT Law imposes a unified income tax rate of 25% for all resident enterprises in China, including both domestic and foreign invested enterprises. Huaya qualifies as a Small and Low Profit Enterprise, and is subject to a preferential EIT of 10%.

USA

For the US jurisdiction, the Company is subject to federal and state income taxes on its business operations. The federal tax rate is 21% and state tax rate is 8.84%. The Company also evaluated the impact from the recent tax reforms in the United States, including the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and Health and Economic Recovery Omnibus Emergency Solutions Act (“HERO Act”), which both were passed in 2020, no material impact on the Company is expected based on  the analysis. The Company will continue to monitor the potential impact going forward.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – TAXES (continued)

The following table reconciles the statutory rate to the Company’s effective tax rate associated with the Company’s continuing operations:

	For the years ended July 31,
	2021	2020	2019
	%	%	%
China income tax rate	25.0	25.0	25.0
Rate differential	(24.7)	(10.0)	15.8
Permanent difference on non-deductible expenses	0.0	0.0	0.1
Utilization of the Net Operating Loss (“NOL”) from prior years	1.3	0.0	(1.7)
Change in valuation allowance	(1.6)	(15.0)	0.00
Effective tax rate	0.0	0.0	39.2

The income tax expenses associated with the Company’s continuing operations consist of the following:

	For the years ended July 31,
	2021	2020	2019
Current income tax provision
BVI	$-	$-	$-
Hong Kong	-	-	-
China	-	-	276,823
Subtotal	-	-	276,823

Deferred income tax provision
BVI	-	-	-
Hong Kong	-	-	-
China	-	-	-
Total income tax provision	$-	$-	$276,823

Deferred tax assets

The Company’s deferred tax assets associated with its continuing operations are comprised of the following:

	As of July 31,
	2021	2020
Deferred tax assets:
Allowance for doubtful account	$105,059	$212,010
Net operating loss carry forwards	664,208	746,024
Deferred tax assets before valuation allowance	769,267	958,034
Less: valuation allowance	(769,267)	(958,034)
Net deferred tax assets	$-	$-

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – TAXES (continued)

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

The Company’s deferred tax assets primarily derived from the net operating loss (“NOL”) and allowance for doubtful accounts. For the year ended July 31, 2021 and 2020, the Company suffered net operating losses due to reduced number of customers for ATIF’s consulting service. The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion or all of the deferred tax assets will not be realized. The Company considers many factors when assessing the likelihood of future realization of the deferred tax assets, including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes, and other relevant factors. As of July 31, 2021 and 2020, management believes that the realization of the deferred tax assets appears to be uncertain and may not be realizable in the near future. Therefore, a 100% valuation allowance has been provided against the deferred tax assets.

(c) Taxes Payable

The Company’s taxes payable from its continuing operations consists of the following:

	As of July 31,
	2021	2020

Value added tax payable	$18,104	$73,031
Income tax payable	39,253	584,503
Other taxes payable	660	2,582
Total taxes payable	$58,017	$660,116

Uncertain tax positions

The Company accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized and recorded as necessary in the provision for income taxes. The Company is subject to income taxes in the PRC. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. There were no uncertain tax positions as of July 31, 2021 and 2020 and the Company does not believe that its unrecognized tax benefits will change over the next twelve months.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – EQUITY

Ordinary Shares

The Company was incorporated under the laws of the British Virgin Islands on January 5, 2015. Prior to the Reorganization, the Company was authorized to issue up to 100,000,000 ordinary shares with par value of $0.0004 per share and 50,000,000 shares were issued at par value. On August 21, 2018, the Company amended its Memorandum of Association and passed corporate authorizations to redeem and cancel the 50,000,000 issued shares and simultaneously increased the number of the authorized shares to 100,000,000,000 and increased the par value of each share to $0.001. In connection with the cancellation of the 50,000,000 shares, the Company issued 50,000 shares to the controlling shareholders at $0.001 per share.

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

On August 23, 2021, we completed a five (5) for one (1) reverse stock split (the “Reverse Split”) of our issued and outstanding ordinary shares, par value $0.001 per share.

From a BVI legal perspective, the Reverse Split applied to the issued shares of the Company on the date of the Reverse Split and does not have any retroactive effect on the Company's shares prior that date. However, for accounting purposes only (with no BVI legal effect), references to our ordinary shares in this annual report are stated as having been retroactively adjusted and restated to give effect to the Reverse Split, as if the Reverse Split had occurred by the relevant earlier date.

Initial Public Offering

On April 29, 2019, the Company completed its IPO of 2,074,672 ordinary shares (414,935 ordinary shares retrospectively restated for accounting purposes for effect of reverse stock split on August 30, 2021) at a public offering price of $5.00 per share ($25.00 per share retrospectively restated for accounting purposes for effect of reverse stock split on August 30, 2021). The gross proceeds were approximately $10.4 million before deducting the underwriter’s commissions and other offering expenses, resulting in net proceeds of approximately $8.8 million to the Company. In connection with the offering, the Company’s ordinary shares began trading on the NASDAQ Capital Market on May 3, 2019, under the symbol “ATIF.”

Shares issued for acquisition of LGC

As disclosed in Note 4 above, on April 22, 2020, the Company completed an acquisition of approximately 51.2% of the equity interest of LGC. In connection with the acquisition, the Company issued a total of 9,940,002 shares of its ordinary shares to LGC’s shareholders with fair value of approximately $21.07 million based on the closing price of the Company’s stocks at the Closing Date.

Shares cancelled in disposition of LGC

On January 29, 2021, the Company completed a disposition of 51.2% of the equity interest of LGC. The Company sold all of its shares of LGC to Jiang Bo, Jiang Tao and Wang Di (collectively, the “Buyers”) in exchange for (i) 5,555,548 ordinary shares of the Company owned by the Buyers and (ii) payment by the Buyers in the amount of $2,300,000 (Note 3). The Company bought back and subsequently cancelled those 5,555,548 ordinary shares.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – EQUITY (continued)

Shares issued in one registered direct offering

On November 3, 2020, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional accredited investors (the “Purchasers”), pursuant to which the Company agreed to sell (i) in a registered direct offering, an aggregate of 4,347,826 of the Company’s ordinary shares (869,565 of its ordinary shares retrospectively restated for accounting purposes for effect of reverse stock split on August 30, 2021), $0.001 par value, at a purchase price per share of $0.92 ($4.60 per share retrospectively restated for accounting purposes for effect of reverse stock split on August 30, 2021), for aggregate gross proceeds to the Company of approximately $4.0 million, before deducting placement agent fees and offering expenses payable by the Company, and (ii) in a concurrent private placement, warrants to purchase an aggregate of 4,347,826 Ordinary Shares (869,565 Ordinary Shares retrospectively restated for accounting purposes for effect of reverse stock split on August 30, 2021). FT Global acted exclusive placement agent for the registered direct offering and the private placement. As compensation, the Company paid FT Global a cash fee of equal to 7.5% of the gross proceeds of the registered direct offering, up to $30,000 in reimbursable expenses, and warrants to purchase 391,304 of its ordinary shares (78,260 of its ordinary shares retrospectively restated for accounting purposes for effect of reverse stock split on August 30, 2021) at an exercise price of $1.10 per share ($5.5 per share retrospectively restated for effect of reverse stock split on August 30, 2021).

The exercise price of each Warrant is $2.74 per share (as adjusted in connection with the reverse stock split on August 30, 2021 and pursuant to the terms and conditions of the warrants), and each Warrant is exercisable immediately and will expire five years from the date of issuance. After one-year, the exercise price may reset to the closing bid price if it is lower than the exercise price then in effect. In addition, the warrant exercise price may be subject to adjustment in the event that the Company issues certain securities at prices below the then exercise price. Further, the exercise price and the number of Warrant Shares issuable upon exercise of the Warrants are subject to adjustment upon the occurrence of specified events, including stock dividends, stock splits, combinations and reclassifications of the Ordinary Shares, as described in the Warrants.

On August 23, 2021, we completed a five (5) for one (1) reverse stock split (the “Reverse Split”) of our issued and outstanding ordinary shares, par value $0.001 per share. From a BVI legal perspective, the Reverse Split applied to the issued shares of the Company on the date of the Reverse Split and does not have any retroactive effect on the Company's shares prior that date. However, for accounting purposes only (with no BVI legal effect), references to our ordinary shares in this annual report are stated as having been retroactively adjusted and restated to give effect to the Reverse Split, as if the Reverse Split had occurred by the relevant earlier date.

As of July 31, 2021 and 2020, the Company had a total of 9,161,390 and 9,402,935 ordinary shares issued and outstanding, respectively.

Statutory reserve and restricted net assets

Huaya, the Company’s subsidiary incorporated the PRC, is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends.

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

In light of the foregoing restrictions, Huaya is restricted in its ability to transfer their net assets to the Company. Foreign exchange and other regulations in the PRC may further restrict its subsidiary in the PRC from transferring funds to the Company in the form of dividends, loans and advances.

As of July 31, 2021 and 2020, the restricted amounts as determined pursuant to PRC statutory laws totaled $355,912 and $355,912, respectively, and total restricted net assets from the Company’s continuing operations amounted to $962,374 and $962,374, respectively.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – CONTIGENCIES

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(a) Arbitration with Huale Group Co., Limited (“Huale”)

On November 4, 2019, the Company received an arbitration notice from Shenzhen Court of International Arbitration (the “Court”), pursuant to which, the Company’s former customer Huale Group Co., Limited (“Huale”) filed the arbitration with the Court against the Company and requested a refund of $300,000 consulting service fee that Huale paid to the Company in 2017. Huale suspended its original plan after the Company already provided certain consulting services outlined in their consulting agreement. Both parties were in dispute over whether or not the initial payment of $300,000 should be refunded.

On September 25, 2020, the Court issued a final judgment ruling in favor of Huale and required the Company to return a deposit of $250,000 to Huale and pay arbitration fee and counterclaim fee of $11,724 (RMB 81,844). Based on the Court ruling, the Company accrued legal liabilities of $261,724 for the year ended July 31, 2020, which was still outstanding by the date of this report.

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

On August 25, 2021, the United States District Court for the Southern District of New York granted ATIF’s motion to dismiss Boustead’s first amended complaint. In its order and opinion, the United States District Court for the Southern District of New York allowed Boustead to move for leave to amend its causes of action against ATIF as to breach of contract and tortious interference with business relationships, but not breach of the implied covenant of good faith and fair dealing and quantum meruit. On November 4, 2021, Boustead filed a motion seeking leave to file a second amended complaint to amend its cause of action for Breach of Contract.

ATIF is currently evaluating how it will respond to Boustead’s motion for leave. As such, the Boustead litigation is currently in the pleadings stage. ATIF’s management believes it is premature to assess and predict the outcome of this pending litigation.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – SUBSEQUENT EVENTS

(a)	Reverse stock split

On August 12, 2021, the Board of Directors of the Company approved a reverse stock split (the “Reverse Split”) of the Company’s issued and outstanding ordinary shares, par value $0.001 per share, at a ratio of 5-for-1 so that every five (5) shares of US$0.001 par value each in issue on the date of the Reverse Split was combined into one (1) share of US$0.005 par value. Shareholders otherwise entitled to receive a fractional share as a result of the reverse stock split will receive a whole share in lieu of such factional share, as relevant. In connection with the Reverse Split, a vote of the shareholders of the Company was not required and as such, no shareholder vote or meeting of shareholders was held.

The Reverse Split was effected by filing amendments to the Company’s Memorandum and Articles of Association with the Registrar of Corporate Affairs of the British Virgin Islands. The Company filed the amendments with the Registrar of Corporate Affairs of the British Virgin Islands on August 23, 2021 and the ordinary shares began trading on a split-adjusted basis on the Nasdaq Capital Market when the market opens on August 30, 2021.

(b)	Pending NASDAQ Compliance Issue

On July 26, 2021, the received a written notice (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) indicating that the Company is not in compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules (the “Listing Rules”). Based on the closing bid price of the Company’s listed securities for the last 30 consecutive business days from June 11, 2021 to July 23, 2021, the Company did not meet the minimum bid price requirement set forth in Listing Rule 5550(a)(2).

On September 14, Nasdaq provided confirmation to the Company that for at least 10 consecutive business days, from August 30 to September 13, 2021, the closing bid price of the Company’s ordinary shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2) and this matter is now closed.