Form 20-F
period 2025-07-31
ATIF Holdings Ltd
filed 2025-12-09
CIK 1755058

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                            to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 Date of event requiring this shell company report

Commission File Number: 001-38876

ATIF HOLDINGS LIMITED

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of the Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

420 Goddard

Irvine, CA 92618

(Address of principal executive offices)

Dr. Kamran Khan, Chief Executive Officer

Telephone: 308-888-8888

Email: kamrankhan@zbai.co

420 Goddard

Irvine, CA 92618

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

* Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Ordinary Shares, par value US$0.001 per share	ZBAI	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding ordinary shares as of July 31, 2025 was 23,639,787 ordinary shares, par value $0.001 per share. The Company effectuated a reverse share split of its outstanding ordinary shares, par value $0.001 per share, at a ratio of 1-for-18, on August 8, 2025. Following this reverse share split, the ordinary shares of the Company had a new par value of $0.018 per share. By resolution of the directors this was reduced to a par value of $0.001 per share again on August 15, 2025 (the “Ordinary Shares”).

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

Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTORY NOTES

Unless otherwise indicated or the context otherwise requires in this annual report:

All references to “We,” “us,” “our,” or “Company” are to ATIF Holdings Limited (“ATIF”), a British Virgin Islands business company, and its Affiliated Entities (defined below), as the case may be. Neither ATIF nor any of its Affiliated Entities are in any way or manner related to or associated with a digital publishing company incorporated and registered in Hong Kong, Asia Times Holdings Limited. ATIF is a holding company for its operating subsidiaries. We currently do not, and we do not plan to use variable interest entities to execute our business plan or to conduct China-based operations.

Unless the context otherwise requires, in this annual report on Form 20-F references to:

●	“ATIF BVI” shall hereinafter refer to ATIF Holdings Limited, a British Virgin Islands business company.

●	“ATIF USA” shall hereinafter refer to ATIF Inc., a California corporation and a wholly-owned subsidiary of ATIF.

●	“ATIF Investment” shall hereinafter refer to ATIF Investment Limited, a British Virgin Islands business company and a wholly-owned subsidiary of ATIF.

●	“ATIF BD” shall hereinafter refer to ATIF BD LLC, a California limited liability company and a wholly-owned subsidiary of ATIF USA.

●	“ATIF Consulting” shall hereinafter refer to ATIF Business Consulting LLC, a California LLC and a wholly-owned subsidiary of ATIF USA.

●	“ATIF Management” shall hereinafter refer to ATIF Business Management LLC, a California LLC and wholly-owned subsidiary of ATIF USA.

●	“we,” “us,” “Company,” “Group,” or the “registrant” or similar terms used in this registration statement refer to ATIF, ATIF USA, ATIF Investment, ATIF Consulting, ATIF Management, and ATIF BD, unless the context otherwise indicates.

●	“Affiliated Entities” shall refer to the ATIF USA, ATIF Consulting, ATIF Management, ATIF Investment and ATIF BD.

●	“China” or “PRC” are to the People’s Republic of China, including Hong Kong and Macau; however the only time such jurisdictions are not included in the definition of PRC and China is when we reference to the specific laws that have been adopted by the PRC. The same legal and operational risks associated with operations in China also apply to operations in Hong Kong. The term “Chinese” has a correlative meaning for the purpose of this prospectus;

●	“RMB” and “Renminbi” are to the legal currency of the PRC;

●	“SEC” are to the Securities and Exchange Commission;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“shares,” “Shares,” or “Ordinary Shares” are to the Ordinary Shares of the Company, par value $0.001 per share; and

●	“U.S. dollars” and “$” are to the legal currency of the United States.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended July 31, 2025, 2024, and 2023.

ii

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	our expectations regarding the market for our concrete products;

●	our expectations regarding demand for and market acceptance of our nutraceutical and dietary supplements products;

●	our plans to establish partnerships and develop new businesses;

●	our plans to invest in our business;

●	our relationships with our partners;

●	our future business development, results of operations and financial condition;

●	market conditions affecting our equity capital;

●	change in macroeconomic conditions;

●	competition in our industry; and

●	relevant government policies and regulations relating to our industry.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information—D. Key Information—Risk Factors.” We qualify all of our forward-looking statements by these cautionary statements. Those risks are not exhaustive. We operate in an evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement.

The forward-looking statements made in this annual report relate only to events or information as of the date on which these statements are made in this annual report. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect. You should not rely upon forward-looking statements as predictions of future events.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors.

An investment in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all other information contained in this annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Operating and Financial Review and Prospects” before you decide to invest in our ordinary shares. If any of the following risks, or any other risks and uncertainties that are not presently foreseeable to us, actually occur, our business, financial condition, results of operations, liquidity and our future growth prospects could be materially and adversely affected.

Summary of Risk Factors

Investing in our company involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our company. These risks include but not limited to the following:

Risk factors relating to our business include but not limited to the following:

●	We have a limited operating history and are subject to the risks encountered by early-stage companies. See a more detailed discussion of this risk factor on page 4 of this annual report.

●	We have incurred net losses for the year ended July 31, 2025 and expect losses to continue in the near future. See a more detailed discussion of this risk factor on page 5 of this annual report.

●	Raising additional capital may cause dilution to our existing stockholders. See a more detailed discussion of this risk factor on page 5 of this annual report.

●	If we fail to comply with the continued listing requirements of NASDAQ, we would face possible delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us. See a more detailed discussion of this risk factor on page 5 of this annual report.

●	Our historical financial results may not be indicative of our future performance. See a more detailed discussion of this risk factor on page 7 of this annual report.

●	Substantial doubt about our ability to continue as a going concern. See a more detailed discussion of this risk factor on page 8 of this annual report.

●	We may incur liability for unpaid taxes, including interest and penalties. See a more detailed discussion of this risk factor on page 8 of this annual report.

●	Changes in the U.S. capital markets could make our services less attractive to our clients and adversely affect our business and financial condition. See a more detailed discussion of this risk factor on page 8 of this annual report.

●	Failure to maintain or enhance our brand or image could have a material and adverse effect on our business and results of operations. See a more detailed discussion of this risk factor on page 8 of this annual report.

●	We may not be successful in implementing important new strategic initiatives, which may have an adverse impact on our business and financial results. See a more detailed discussion of this risk factor on page 8 of this annual report.

●	Increasing competition within our industry could have an impact on our business prospects. See a more detailed discussion of this risk factor on page 8 of this annual report.

●	Our results of operations and cash flows may fluctuate due to the non-recurring nature of our going public consulting services provided to our clients. See a more detailed discussion of this risk factor on page 9 of this annual report.

●	Arbitration proceedings, legal proceedings, investigations, and other claims or disputes are costly to defend and, if determined adversely to us, could require us to pay fines or damages, undertake remedial measures, or prevent us from taking certain actions, any of which could adversely affect our business. See a more detailed discussion of this risk factor on page 9 of this annual report.

●	We may be subject to damages resulting from unauthorized access or hacking and other cyber risks. See a more detailed discussion of this risk factor on page 10 of this annual report.

●	If we fail to hire, train, and retain qualified managerial and other employees, our business and results of operations could be materially and adversely affected. See a more detailed discussion of this risk factor on page 10 of this annual report.

●	Any failure to protect our trademarks and other intellectual property rights could have a negative impact on our business. See a more detailed discussion of this risk factor on page 11 of this annual report.

●	We depend heavily on a limited number of clients. See a more detailed discussion of this risk factor on page 11 of this annual report.

●	We rely on information management systems and any damage, interruption or compromise of our information management systems or data could disrupt and harm our business. See a more detailed discussion of this risk factor on page 11 of this annual report.

●	We may not be successful in the implementation of our business strategy or our business strategy may not be successful, either of which will impede our development and growth. See a more detailed discussion of this risk factor on page 12 of this annual report.

●	Our service offerings may not be accepted. See a more detailed discussion of this risk factor on page 12 of this annual report.

●	Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business and operations in the future. See a more detailed discussion of this risk factor on page 12 of this annual report.

●	The Chinese may government exerts substantial influence over the manner in which we conduct our business activities in PRC, if we continue our operation in China. See a more detailed discussion of this risk factor on page 13 of this annual report.

●	Changes in the policies of the PRC government could have a significant impact upon our ability to generate revenue from the PRC in the future. See a more detailed discussion of this risk factor on page 13 of this annual report.

●	In light of recent events indicating greater oversight by the CAC over data security, if we continue our operation in China in the future, we may be subject to a variety of PRC laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business, our listing on the Nasdaq Capital Market, financial condition, results of operations, and the offering. See a more detailed discussion of this risk factor on page 14 of this annual report.

●	We may face negative tax implications due to the termination of the VIE structure. See a more detailed discussion of this risk factor on page 15 of this annual report.

●	Risks related to a future determination that the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect or investigate our auditor completely. See a more detailed discussion of this risk factor on page 15 of this annual report.

●	We have a limited operating history in the BTC sector, which may make it difficult for you to evaluate our business and prospects. See a more detailed discussion of this risk factor on page 16 of this annual report.

●	The launch of our bitcoin related business could adversely affect our business, results of operations and financial condition. See a more detailed discussion of this risk factor on page 16 of this annual report.

●	Our Bitcoin-related business contains various risks, including those inherent to Bitcoin and the broader digital asset ecosystem. See a more detailed discussion of this risk factor on page 17 of this annual report.

●	Bitcoin is a highly volatile asset, and fluctuations in the price of Bitcoin are likely to influence our financial results. See a more detailed discussion of this risk factor on page 17 of this annual report.

●	The Warrants we sold in a Private Placement Completed on November 5, 2020 contain repricing features which may have the effect of limiting our ordinary share price and make it more expensive to raise capital in the future. See a more detailed discussion of this risk factor on page 18 of this annual report.

●	Sales of a significant number of our Ordinary Shares in the public market, or the perception that such sales could occur, could depress the market price of our Ordinary Shares. See a more detailed discussion of this risk factor on page 18 of this annual report.

●	We do not intend to pay dividends for the foreseeable future. See a more detailed discussion of this risk factor on page 18 of this annual report.

●	If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud. See a more detailed discussion of this risk factor on page 18 of this annual report.

●	Because we are a small company, the requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, and the requirements of the Sarbanes-Oxley Act and the Dodd-Frank Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner. See a more detailed discussion of this risk factor on page 19 of this annual report.

●	If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline. See a more detailed discussion of this risk factor on page 19 of this annual report.

●	The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance. See a more detailed discussion of this risk factor on page 20 of this annual report.

●	If we were deemed an investment company under the Investment Company Act of 1940, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business and the price of our Ordinary Shares. See a more detailed discussion of this risk factor on page 20 of this annual report.

●	Anti-takeover provisions in our amended and restated memorandum and articles of association may discourage, delay, or prevent a change in control. See a more detailed discussion of this risk factor on page 21 of this annual report.

●	Because we are a BVI company, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain. See a more detailed discussion of this risk factor on page 21 of this annual report.

●	Our board of directors may decline to register transfers of ordinary shares in certain circumstances. See a more detailed discussion of this risk factor on page 21 of this annual report.

●	Certain types of class or derivative actions generally available under U.S. law may not be available as a result of the fact that we are incorporated in the BVI. As a result, the rights of shareholders may be limited. See a more detailed discussion of this risk factor on page 21 of this annual report.

●	You may have more difficulty protecting your interests than you would as a shareholder of a U.S. corporation. See a more detailed discussion of this risk factor on page 22 of this annual report.

●	The laws of BVI provide limited protections for minority shareholders, so minority shareholders will not have the same options as to recourse in comparison to the United States if the shareholders are dissatisfied with the conduct of our affairs. See a more detailed discussion of this risk factor on page 22 of this annual report.

●	There are no pre-emptive rights in favor of holders of ordinary shares so you may not be able to participate in future equity offerings. See a more detailed discussion of this risk factor on page 23 of this annual report.

●	If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences. See a more detailed discussion of this risk factor on page 23 of this annual report.

●	Volatility in the market price of our ordinary shares could lead to losses by investors. See a more detailed discussion of this risk factor on page 24 of this annual report.

Risks related to Our Business

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

We are, and expect for the foreseeable future to be, subject to all the risks and uncertainties, inherent in a new business and in an industry which is in the early stages of development in China. As a result, we must establish many functions necessary to operate a business, including expanding our managerial and administrative structure, assessing and implementing our marketing program, implementing financial systems and controls and personnel recruitment. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays, and difficulties frequently encountered by companies with a limited operating history. These risks and challenges are, among other things:

●	we operate in an industry that is or may in the future be subject to increasing regulation by various governmental agencies in China, in the event that we continue our operation in China;

●	we may require additional capital to develop and expand our operations which may not be available to us when we require it;

●	our marketing and growth strategy may not be successful;

●	our business may be subject to significant fluctuations in operating results; and

●	we may not be able to attract, retain and motivate qualified professionals.

Our future growth will depend substantially on our ability to address these and the other risks described in this annual report. If we do not successfully address these risks, our business would be significantly harmed.

We have incurred net losses for the year ended July 31, 2025 and expect losses to continue in the near future.

For the fiscal year ended July 31, 2025, we incurred a net loss of $4.6 million. Our operations have been adversely affected by the effect of declining Economic environment. In addition, the PRC has recently issued statements that may have the effect of slowing down our business consulting services of assisting PRC companies to go public in the United States. As a result, until the PRC further clarifies its views and regulations regarding PRC companies seeking to go public in the United States, and PRC companies are comfortable with the business climate and seeking our services, we anticipate that we continue to experience losses in the future.

Raising additional capital may cause dilution to our existing stockholders

As of July 31, 2025, we had cash of approximately $9.0 million. We may seek additional capital through a combination of private and public equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, existing ownership interests will be diluted and the terms of such financings may include liquidation or other preferences that adversely affect the rights of existing stockholders. Debt financings may be coupled with an equity component, such as warrants to purchase shares, which could also result in dilution of our existing stockholders’ ownership. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business and may result in liens being placed on our assets and intellectual property. If we were to default on such indebtedness, we could lose such assets and intellectual property.

If we fail to comply with the continued listing requirements of NASDAQ, we would face possible delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us.

Stockholders’ Equity Requirement

As previously reported on November 22, 2023, the Company received a letter from Nasdaq (the Stockholder Equity Letter), regarding its non-compliance with the minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market. The letter notified the Company that its stockholders’ equity, reported at $1,539,353 in the Annual Report on Form 10-K for the period ending July 31, 2023, did not meet the Nasdaq Capital Market’s minimum stockholders’ equity requirement of $2,500,000 for continued listing as per Nasdaq Listing Rule 5550(b)(1) (the Stockholders’ Equity Requirement). Nasdaq gave the Company until January 8, 2024, to submit a plan to regain compliance with the minimum stockholders’ equity requirement under Nasdaq Listing Rule 5550(b)(1).

As previously reported in a Current Report on Form 8-K April 16, 2024 the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with a non- U.S investor named in the Purchase Agreement (the “Purchaser”), pursuant to which the Company agreed to sell an aggregate of 1,092,512 newly issued ordinary shares of the Company, $0.001 par value per ordinary share (the “Ordinary Shares”) at a purchase price of $1.23 per share (the “Private Placement”). In connection with the Private Placement, the Company received gross proceeds in the amount of $1,343,789.76. As previously reported in a Current Report on Form 8-K, on April 18, 2024, the Company entered into two securities purchase agreements (the “April 18 Purchase Agreements”) in a private placement (the “April 18 Private Placement”) of the Company’s 813,010 newly issued ordinary shares, par value $0.001 per ordinary share, with one (1) U.S. accredited investor, as defined under Rule 501 of Regulation D, and one (1) non-U.S. investor (individually, an “Investor” and collectively, the “Investors”), at the purchase price of $1.23 per ordinary share. The Company received gross proceeds in the amount of $1,000,002.38 in connection with the April 18 Private Placement.

As previously reported in a Form 8-K, on April 29, 2024, the Company entered into a deferred salary conversion agreement (“Deferred Salary Conversion Agreement”) with Mr. Jun Liu, the former president, chief executive officer and chairman of the board of directors of the Company. Pursuant to the Agreement, the Company issued 384,478 ordinary shares to Mr. Liu (“Deferred Salary Debt Shares”), $0.001 par value in lieu of an unpaid salary of $349,875 owed to Mr. Liu at a per share price of $0.91 which was the Nasdaq consolidated closing bid price per share of the Company’s ordinary shares on April 29, 2024.

On May 16, 2024, Nasdaq granted the Company an extension of time until May 20, 2024 to provide evidence of compliance, by filing a Current Report on Form 8-K which includes (1) disclosure of Nasdaq’s deficiency letter and the specific deficiency or deficiencies cited; (2) a description of the completed transaction or event that enabled the Company to satisfy the stockholders’ equity requirement for continued listing; (3) an affirmative statement that, as of the date of the report, the Company believes it has regained compliance with the stockholders’ equity requirement based upon the specific transaction or event referenced in item (2) above; and (4) a disclosure stating that Nasdaq will continue to monitor the Company’s ongoing compliance with the stockholders’ equity requirement and, if at the time of its next periodic report the Company does not evidence compliance, that it may be subject to delisting.

As of May 16, 2024, the Company submitted to Nasdaq that it believes its shareholders’ equity as of April 30, 2024, on a pro forma basis after giving effect to the transactions described above would be $2,683,042 and therefore, believes it has regained compliance with the stockholders’ equity requirement based upon the specific transactions and events referenced above. Nasdaq will continue to monitor the Company’s ongoing compliance with the stockholders’ equity requirement, and if at the time of its next periodic report, which will be its annual report on Form 10-K for the year ended July 31, 2024, the Company does not evidence compliance, it may be subject to delisting.

As previously reported in a final prospectus on Form 424B5, on February 3, 2025, the Company and certain investors (the “Purchasers”) party to a certain securities purchase agreement dated January 15, 2025 (the “SPA”) entered into a certain letter agreement to buy back and cancel an aggregate of 1,480,000 ordinary shares, par value $0.001 per share, issued to the Purchasers pursuant to the SPA in exchange for the payment of an aggregate of $1,850,000 to the Purchasers.

As previously reported in a Current Report on Form 8-K, on February 4, 2025, the Company and certain investors entered into a certain securities purchase agreement pursuant to which the Company agreed to sell (1) 1,580,000 ordinary shares, par value $0.001 per share, and (2) certain pre-funded warrants to purchase up to 887,553 Ordinary Shares (the “Pre-Funded Warrants”) in a registered direct offering, and (3) in a concurrent private placement, restricted warrants to purchase an aggregate of up to 2,467,553 ordinary shares (the “Restricted Warrants”), for aggregate gross proceeds of approximately $2.5 million (the “February Offering”). The February Offering closed on February 5, 2025.

As previously disclosed in a press release dated August 6, 2025, on June 30, 2025, the board of directors of the Company approved the reverse share split of the ordinary shares, at a ratio of 1-for-18, to be effective at the open of business on August 8, 2025. The reverse share split reduced the number of issued and outstanding shares of the Company’s Ordinary Shares from approximately 18.2 million to approximately 1.01 million.

As previously disclosed in a Current Report on Form 8-K, on July 22, 2025, the Company and certain non-U.S. investors entered into a securities purchase agreement (the “SPA”). Pursuant to the SPA, the Company agreed to sell, and the Investors agreed to purchase, severally and not jointly, an aggregate of 5,434,782 ordinary shares of the Company, par value $0.001 per share (the “Shares”), at a purchase price of $0.368 each Share (the “Offering”). The closing of the Offering and sale of the Shares occurred on July 29, 2025 when all the closing conditions of the SPA have been satisfied. The Company issued the Shares in exchange for gross proceeds of $2 million, before the deduction of customary expenses.

As previously reported in a Current Report on Form 6-K, on October 8, 2025, the Company entered into certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell up to an aggregate of 9,000,000 units, each unit consisting of one ordinary share of the Company, par value $0.001 per share and one warrant to purchase one share with an initial exercise price of $4.89 per Share, at a price of $3.26 per unit for an aggregate purchase price of approximately $29.34 million. The net proceeds from such offering will be used for working capital or other general corporate purposes.

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $4.89 per Share for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.

As of July 31, 2025, the Company’s stockholders’ equity was $$9,663,475.

There can be no assurance that the company will continue to have a minimum stockholders’ equity of $2,500,000 and satisfy Nasdaq’s requirements for continued listing under Nasdaq Listing Rule 5550(b)(1), the Stockholders’ Equity Requirement. If we fail to satisfy any of Nasdaq’s continued listing requirements, Nasdaq may take steps to delist our ordinary shares, which could have a materially adverse effect on our ability to raise additional funds as well as the price and liquidity.

If the Company fails to regain compliance with Nasdaq’s Listing Rules, we could be subject to suspension and delisting proceedings. If our securities lose their status on The NASDAQ Capital Market, our securities would likely trade in the over-the-counter market. If our securities were to trade on the over-the-counter market, selling our securities could be more difficult because smaller quantities of securities would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event our securities are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our securities, further limiting the liquidity of our securities. These factors could result in lower prices and larger spreads in the bid and ask prices for our securities. Such delisting from The NASDAQ Capital Market and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing, and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

Our historical financial results may not be indicative of our future performance.

We may not be able to sustain our historical rapid growth and/or may not be able to grow our business at all. Our net revenue was $1.2 million and $0.6 million for the years ended July 31, 2025 and 2024, respectively. Our net loss was $4.6 million and $3.2 million for the years ended July 31, 2025 and 2024, respectively. However, our historical growth rate, limited history of operation, changes to business operations, among other factors, make it difficult to evaluate our prospects.

Substantial doubt about our ability to continue as a going concern.

Because of our losses from operations, cash outflow in operating activities, and our requirement of additional capital to fund our current operating plan, at July 31, 2025, these factors indicate the existence of an uncertainty that raises substantial doubt about our ability to continue as a going concern and is dependent on our ability to raise addition working capital through debt or equity financings.

We may incur liability for unpaid taxes, including interest and penalties.

In the normal course of business, we may be subject to challenges from various taxing authorities regarding the amounts of taxes due. The taxing authorities may take the position that we owe more taxes than we have paid. We recorded income tax expenses of approximately $nil and $3,300 as of July 31, 2025 and 2024, respectively, for the possible underpayment of income and business taxes. It is possible that our tax for past taxes may be higher than those amounts if the authorities determine that we are subject to penalties or that we have not paid the correct amount. Although our management believes it may be able to negotiate with local taxing authorities a reduction to any amounts that such authorities may believe are due and a reduction to any interest or penalties thereon, we have no guarantee that we will be able to negotiate such a reduction. To the extent we are able to negotiate such amounts, national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such taxing authorities may attempt to collect unpaid taxes, interest and penalties in amounts greatly exceeding management’s estimates.

Changes in the U.S. capital markets could make our services less attractive to our clients and adversely affect our business and financial condition.

Our consulting services help our clients become public companies. For the year ended July 31, 2025, our clients were primarily based in Hong Kong and North America. We are expanding our consulting services to include Chinese domestic exchanges and the Hong Kong Stock Exchange, but currently, all of our former and current clients have chosen to go public in the U.S. We believe this is due to the more flexible rules provided by the U.S. OTC markets and exchanges than the Chinese domestic exchanges, as well as the attractive financing and growth opportunities the U.S. capital market, which has remained relatively stable comparing to the Chinese capital market, are perceived to be able to provide to the Chinese enterprises. As a result, our going public consulting business has flourished since its inception in 2015. However, changes in the U.S. capital markets could make our service less desirable to Chinese enterprises. For example, if the U.S. OTC markets and exchanges make their rules more stringent to Chinese enterprises, then fewer Chinese enterprises will be able to use our consulting services to go public in the U.S., and our business and financial condition will be adversely affected as a result.

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

We generated the bulk of our total revenues from going public consulting services provided to small and medium-sized enterprises. Unlike other service businesses that have the potential of retaining their clients for long-term and recurring services, our consulting contractual relationships with our clients usually last for 12 months; there is no recurring business from our clients once they become public companies. Therefore, we face the constant challenge of identifying and recruiting new clients in order to maintain our operations and cash flows, which are difficult for us to predict from year to year.

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

Arbitration proceedings, legal proceedings, investigations, and other claims or disputes are costly to defend and, if determined adversely to us, could require us to pay fines or damages, undertake remedial measures, or prevent us from taking certain actions, any of which could adversely affect our business.

In the course of our business, we are, and in the future may be, a party to arbitration proceedings, legal proceedings, investigations, and other claims or disputes, which have related and may relate to subjects including commercial transactions, intellectual property, securities, employee relations, or compliance with applicable laws and regulations. As discussed below, we are engaged in a lawsuit relating to certain engagement agreements we had in connection with our and Leaping Group Co.’s initial public offering.

On May 14, 2020, Boustead securities LLC (“Boustead”) filed a lawsuit against the Company and LGC for breaching the underwriting agreement Boustead had with each of the Company and LGC, in which Boustead was separately engaged as the exclusive financial advisor to provide financial advisory services to the Company and LGC.

In April 2020, the Company acquired 51.2% equity interest in LGC after LGC terminated its efforts to launch an IPO on its own. Boustead alleged that the acquisition transaction between the Company and LGC was entered into during the tail period of the exclusive agreement between Boustead and the Company, and therefore deprived Boustead of compensation that Boustead would otherwise have been entitled to receive under its exclusive agreement with the Company and LGC. Therefore, Boustead is attempting to recover from the Company an amount equal to a percentage of the value of the transaction it conducted with LGC.

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

On August 25, 2021, the United States District Court for the Southern District of New York granted ATIF’s motion to dismiss Boustead’s first amended complaint. In its order and opinion, the United States District Court for the Southern District of New York allowed Boustead to move for leave to amend its causes of action against ATIF as to breach of contract and tortious interference with business relationships, but not breach of the implied covenant of good faith and fair dealing and quantum meruit. On November 4, 2021, Boustead filed a motion seeking leave to file a second amended complaint to amend its cause of action for Breach of Contract. The Court granted Boustead’s motion for leave and Boustead filed the second amended complaint on December 28, 2021 alleging only breach of contract and dropping all other causes of action alleged in the original complaint. On January 18, 2022, the Company filed a motion to dismiss Boustead’s second amended complaint. Boustead filed its opposition on February 1, 2022 and the Company replied on February 8, 2022.

On July 6, 2022, the Court denied our motion to dismiss the second amended complaint. Thereafter, on August 3, 2022, the Company filed a motion to compel arbitration of Boustead’s claims in California. Briefing on the Company’s motion to compel concluded on August 23, 2022. Since the agreement between ATIF and Boustead contains a valid arbitration clause that applies to Boustead’s breach of contract claim, and the parties have not engaged in discovery, on February 14, 2023, the Court ordered that ATIF’s motion to compel arbitration is granted and this case is stayed pending arbitration.

On March 10, 2023, Boustead, filed Demand for Arbitration against ATIF (the Respondent) before JAMS in California and the assigned JAMS case Ref. No. is 5220002783. On May 25, 2023, ATIF filed its answer to deny Boustead’s Demand for Arbitration, which was unsuccessful and the arbitration process was initiated. The arbitrator ordered a motion to be filed by Boustead for a determination of contact interpretation, prior to extensive discovery into issues such as the alleged merits and damages, and to determine whether the contract interpretation should allow the matter to further proceed. Boustead had filed the Motion for Contract Interpretation Determination. ATIF filed its opposition to that Motion on October 16, 2023. The hearing on the motion was held on November 8, 2023, during which the arbitrator extended the hearing to February 29, 2024. The arbitrator also established December 15, 2023, as the deadline for Boustead to submit its reply regarding the contract interpretation issues raised by the Company. Simultaneously, the Company was granted until February 12, 2024, to present its response brief.

On September 24, 2024, the Company and Boustead entered into a settlement agreement, pursuant to which the Company shall pay a total amount of $1,000,000 to Boustead. The payment is made in three instalments, the first instalment of $250,000 is payable upon execution of the settlement agreement, the second instalment of $500,000 is payable before March 1, 2025, and the final instalment of $250,000 is payable before December 31, 2025.

On December 22, 2023, J.P Morgan Securities LLC (“JPMS”) filed a lawsuit in the Superior Court of California, County of Orange, bearing Case Number 30-2023-01369978-CU-FR-CJC against ATIF Holdings Limited (“Holdings”), ATIF Inc., ATIF-1 GP, LLC (ATIF-1 GP”), and two officers of Holdings and ATIF Inc., Jun Liu and Zhiliang “Ian” Zhou, alleging and asserting that it is entitled to recover $5,064,160 in damages plus interest and attorneys’ fees relating to a stock transaction by ATIF-1 GP.

The parties have agreed to attempt to mediate the dispute before proceeding to litigation. A mediation was held on May 6, 2024, but the parties could not come to a resolution. The Defendants’ time to respond to the lawsuit was May 20, 2024. On May 15, 2024, the Defendants filed a Petition with the Superior Court of California seeking to compel arbitration under the operative agreements and stay the underlying State Court action. On or about August 16, 2024, the parties agreed that JPMS and ATIF-1 GP, LLC would submit any disputes between the two of them only, to FINRA arbitration, and stay the California state court case pending such arbitration. ATIF-1 GP, LLC has not been the Company’s subsidiary since its disposition in 2022. The Company is awaiting the outcome of the FINRA arbitration before proceeding further with the stayed case in the Superior Court of California.

We may be subject to damages resulting from unauthorized access or hacking and other cyber risks.

Hacking is the process of attempting to gain or successfully gaining unauthorized access to computer system. As with any website, our websites may be subject to hacking regardless of whether we have in place securities systems which limit access to our platform. When a person engages in website hacking, he or she takes control of the website from the website owner. Password hacking is obtaining a user’s secret password from data that has been stored in or transmitted by a computer system. Computer hacking is obtaining access to and viewing, creating or editing material without authorization. Hackers can bring a website down by causing large numbers of users to seek to access the website without the knowledge of the users, which is known as denial-of-service hacking. Despite our disclaimers, injured parties may seek to obtain damages from us for their loss. Thus, in additional to any financial or reputation losses that we may sustain, it is possible that a court or administrative body may hold us liable for damages sustained by others. Any such losses could materially impair our financial condition and our ability to conduct business.

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

We believe our trademarks, “亞洲時代” in Hong Kong, “ATIF” in Hong Kong and China, “亚洲时代” in China, “CNNM” in Hong Kong “INTERNATIONAL SCHOOL OF FINANCE” in Hong Kong, “IPOEX” in China, the United Kingdom, the European Union, and Singapore, and is also in the process of registration with the trademark office of South Korea, and other intellectual property rights are critical to our success. Any unauthorized use of our trademarks and other intellectual property rights could harm our competitive advantages and business. Historically, China has not protected intellectual property rights to the same extent as the United States, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing unauthorized use are difficult. The measures we take to protect our intellectual property rights may not be adequate. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially.

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

We depend heavily on a limited number of clients.

We have derived, and believe that we will continue to derive, a significant portion of our revenue from a limited number of clients for which we perform large projects. In addition, revenue from a large client may constitute a significant portion of our total revenue in any particular quarter. The loss of any of our large clients for any reason, including as a result of the acquisition of that client by another entity, our failure to meet that client’s expectations, the client’s decision to reduce spending on projects, or failure to collect amounts owed to us from our client could have a material adverse effect on our business, financial condition and results of operations.

We rely on information management systems and any damage, interruption or compromise of our information management systems or data could disrupt and harm our business.

We rely upon information technology systems and networks, some of which are managed by third parties, to process, transmit, and store electronic information in connection with the operation of our business. Additionally, we collect and store data that is sensitive to our company. Operating these information technology systems and networks and processing and maintaining this data, in a secure manner, are critical to our business operations and strategy. Our information management systems and the data contained therein may be vulnerable to damage, including interruption due to power loss, system and network failures, operator negligence and similar causes.

The techniques used to obtain unauthorized access, disable or degrade service or sabotage systems are constantly evolving and often are not recognized until launched against a target, or even some time after. We may be unable to anticipate these techniques, implement adequate preventative measures or remediate any intrusion on a timely or effective basis even if our security measures are appropriate, reasonable, and/or comply with applicable legal requirements. Certain efforts may be state-sponsored and supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. Insider or employee cyber and security threats are also a significant concern for all companies, including ours. Given the unpredictability of the timing, nature and scope of such disruptions, we could potentially be subject to production downtimes, operational delays, other detrimental impacts on our operations or ability to provide products and services to our customers, the compromising, misappropriation, destruction or corruption of data, security breaches, other manipulation or improper use of our systems or networks, financial losses from remedial actions, loss of business or potential liability, and/or damage to our reputation, any of which could have a material adverse effect on our competitive position, results of operations, cash flows or financial condition. Any significant compromise of our information management systems or data could impede or interrupt our business operations and may result in negative consequences including loss of revenue, fines, penalties, litigation, reputational damage, inability to accurately and/or timely complete required filings with government entities including the SEC and the Internal Revenue Service, unavailability or disclosure of confidential information (including personal information) and negative impact on our stock price.

We may not be successful in the implementation of our business strategy or our business strategy may not be successful, either of which will impede our development and growth.

We do not know whether we will be able to continue successfully implementing our business strategy or whether our business strategy will ultimately be successful. In assessing our ability to meet these challenges, a potential investor should take into account our lack of operating history, our management’s relative inexperience, the competitive conditions existing in our industry and general economic conditions. Our growth is largely dependent on our ability to successfully implement our business strategy. Our revenues may be adversely affected if we fail to implement our business strategy or if we divert resources to a business strategy that ultimately proves unsuccessful.

Our service offerings may not be accepted.

We constantly seek to modify our service offerings to the marketplace. As is typically the case evolving service offerings, anticipation of demand and market acceptance are subject to a high level of uncertainty. The success of our service offerings primarily depends on the interest of our customers. In general, achieving market acceptance for our services will require substantial marketing efforts and the expenditure of significant funds, which we may not have available, to create awareness and demand among customers.

These risks could materially affect our business, results of operation or financial condition and affect the value of our securities. Additional risks and uncertainties that are not yet identified may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment. You could lose all or part of your investment. For more information, see “Where You Can Find More Information.”

Risks Relating to Doing Business in China

Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business and operations in the future.

In the future, if the Company is engaged by clients in mainland China and Hong Kong and we derive revenue from mainland China and Hong Kong, our business, financial condition, results of operations, and prospects may be influenced, to a degree, by political, economic, and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, including the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a significant portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industries by imposing regulatory guidance or policies. The Chinese government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policies, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government, or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, reduce demand for our services, and weaken our competitive position. The Chinese government has implemented various measures to encourage economic growth and guided the allocation of various types of resources. Some of these measures may benefit the overall Chinese economy, but others may have a negative effect on our operations.

The legal system in the PRC is not as developed as in some other jurisdictions, such as the U.S. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involves uncertainties. Uncertainties arising from the legal system in China, including uncertainties regarding the interpretation and enforcement of PRC laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer securities, result in a material adverse change to our client’s business operations and our ability to provide them services, which could materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

The Chinese government may exert substantial influence over the manner in which we conduct our business activities in PRC if we continue our operation in China.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulations and state ownership. In the future, if we continue to conduct business in China, our ability and our PRC clients’ ability to conduct business in China may be harmed by changes in its laws and regulations, including those relating to taxation, property and other matters, which could result in a material change in our operations, our future PRC clients’ operations. The central or local governments of these jurisdictions may impose new and restrictive regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China, and result in a material change in our operations and/or that of our clients.

For example, the Chinese cybersecurity regulator announced on July 2, 2021, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that Didi Global Inc.’s application be removed from all the smartphone application stores in China.

Given the example of Didi Global Inc. and recent statements of by the Chinese government indicating an intent to exert more oversight and control overseas offerings and foreign investments in Chinese companies, our Chinese clients’ business may be subject to various government and regulatory interference once our Chinese clients’ shares are listed on a US stock exchange and such regulatory actions could significantly limit or completely hinder our ability to offer or continue to offer our services to our clients in China and directly impact our revenue.

We currently do not have operation in China, but if we continue our operation in China in the future, it will be uncertain when and whether we will be required to obtain any permission from the PRC government to provide services to Chinese companies, and even when we obtain such permission in accordance with the new rules and regulations, it will be unclear whether such permission will be rescinded or revoked at some point in time.

Changes in the policies of the PRC government could have a significant impact upon our ability to generate revenue from the PRC in the future.

In the future, we may have clients operate and generate their revenue in the PRC. Accordingly, economic, political and legal developments in the PRC will significantly impact our future customers’ business, financial condition, results of operations and prospects. Policies of the PRC government can have significant effects on economic conditions in the PRC and the ability of businesses to operate profitably. As a result of our future customers’ business operation, our ability to conduct a profitable business in the PRC in the future may be adversely affected by changes in policies by the PRC government, including changes in laws, regulations or their interpretation. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor have we received any inquiry, notice, or sanction related to cybersecurity review under the Cybersecurity Review Measures.

We have been closely monitoring China’s regulatory developments regarding any approvals from the CSRC, the CAC, or other PRC regulatory authorities required for our business operations. However, significant uncertainty remains about enacting, interpreting, and implementing regulatory requirements related to overseas securities offerings and other capital markets activities. The PRC government may take actions to exert more oversight and control over offerings by China-based issuers conducted overseas and/or foreign investment in such companies, which could significantly limit or ultimately hinder our ability to offer or continue to offer services to companies looking to get listed outside China and which might impact our revenue. If it is determined in the future when we continue our operations in China that the approval or permissions of the CSRC, the CAC, or any other regulatory authority is required for the business operations and if we do not receive or maintain the approvals or permissions, or if we inadvertently conclude that such approvals or permissions are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approvals or permissions in the future, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, or take other actions prohibited from engaging in a relevant business or conducting any offering. In the future, these risks could result in a material adverse change in our operations, significantly impact our revenue or ultimately hinder our ability to offer or continue to offer securities to investors, or cause such securities to decline in value or become worthless.

In light of recent events indicating greater oversight by the CAC over data security, if we continue our operation in China in the future, we may be subject to a variety of PRC laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business, our listing on the Nasdaq Capital Market, financial condition, results of operations, and the offering.

The Chinese regulatory requirements with respect to cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations, and significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. Failure to comply with the PRC cybersecurity and data privacy requirements in a timely manner, or at all, may subject our clients to government enforcement actions and investigations, fines, penalties, suspension or disruption of their operations, among other things. The Chinese Cybersecurity Law, which was adopted by the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, provide that personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and the Cybersecurity Review Measures which became effective on February 15, 2022, provided that if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. Due to the lack of further interpretations, the exact scope of what constitute a “CIIO” remains unclear. Further, the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and also provides for a data classification and hierarchical protection system. The data classification and hierarchical protection system puts data into different groups according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations in case the data is falsified, damaged, disclosed, illegally obtained or illegally used. In addition, on December 28, 2021, a total of thirteen governmental departments of the PRC, including the PRC State Internet Information Office, issued the Measures of Cybersecurity Review, according to which, a cybersecurity review is conducted by the CAC, to assess potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Measures of Cybersecurity Review further, if effective, would require that critical information infrastructure operators and services and data processing operators that possess personal data of at least one (1) million users must apply for a review by the Cybersecurity Review Office of PRC, if they plan to conduct securities listings on foreign exchanges. In addition to the new Measures of Cybersecurity Review, it also remains uncertain whether any future regulatory changes may impose additional restrictions on our clients.

It remains uncertain as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. If we have clients in China, they may experience disruptions to their operations should they be required to have a cybersecurity review by the CAC. Any cybersecurity review could also result in uncertainty to their US stock exchange listing, future offerings, negative impacts on our share trading prices and diversion of our managerial and financial resources.

We may face negative tax implications due to the termination of the VIE structure.

We have terminated the VIE structure to mitigate the potential risks arising from the PRC government provision of new guidance to and restrictions on China-based companies raising capital offshore and currently have no VIE structure in the corporate group. However, if the relevant PRC tax authority determines that the Exclusive Service Agreement under the terminated VIE arrangements had no reasonable business purpose and involved unreasonable transfer pricing, there might be potential tax liabilities on ATIF BVI. According to the provision under the PRC Enterprise Income Tax Law, if the business transactions between related parties do not comply with principle of independent transaction and reduce the taxable income or income, the tax authorities are entitled to make an adjustment by using a reasonable method. Therefore, we cannot provide any assurance that there is no retrospective tax or other liabilities or consequences on us due to the winding-up of the VIE structure.

Risks related to a future determination that the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect or investigate our auditor completely.

The audit report included in our annual report on Form 20-F for the year ended on July 31, 2025 issued by Li CPA LLC, a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB, and Form 10-K for the years ended July 31, 2024 and 2023, was issued by ZH CPA, LLC, a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing Li CPA in the future or of engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. The PCAOB is currently unable to conduct inspections in China without the approval of Chinese government authorities. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate. In addition, under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges or in the over the counter trading market in the U.S. if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

On December 2, 2021, SEC has announced the adoption of amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act, or HFCAA. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (Commission-Identified Issuers). The final amendments require Commission-Identified Issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The amendments also require that a Commission-Identified Issuer that is a “foreign issuer,” as defined in Exchange Act Rule 3b-4, provide certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. Further, the adopting release provides notice regarding the procedures the SEC has established to identify issuers and to impose trading prohibitions on the securities of certain Commission-Identified Issuers, as required by the HFCAA. The SEC will identify Commission-Identified Issuers for fiscal years beginning after December 18, 2020. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified.

On December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023”, was signed into law, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Our financial statements have been audited by an independent registered public accounting firm that is headquartered in the United States who is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess an auditor’s compliance with the applicable professional standards, and has been inspected by the PCAOB on a regular basis. As such, as of the date of this prospectus, our auditor is not affected by the HFCAA and related regulations. However, there is a risk that our auditor cannot be inspected by the PCAOB in the future. The lack of inspection could cause trading in our securities to be prohibited under the HFCAA, and, as a result, Nasdaq may determine to delist our securities, which may cause the value of our securities to decline.

Risks Related to Our Bitcoin-Related Business

We have a limited operating history in the BTC sector, which may make it difficult for you to evaluate our business and prospects.

In June, 2025, we begun our strategic expansion into the BTC sector with a five-year plan to accumulate 1,000 BTC through a combination of direct purchases and mining operations. Our limited operating history in this new business line may not provide a meaningful basis for you to evaluate our business, financial performance and prospects. It is also difficult to evaluate the viability of our business model because we do not have sufficient experience to address the risks that we may encounter during our business operations. Certain members of our senior management team have worked together for a relatively short period of time and it may be difficult for us to evaluate their effectiveness, on an individual or collective basis, and their ability to address future challenges to our business. Because of our limited operating history, we may not be able to:

●	manage our relationships with relevant parties to retain existing concession rights and obtain new concession rights on commercially advantageous terms or at all;

●	manage our operations;

●	successfully launch new business and operate our existing business;

●	respond to competitive market conditions;

●	respond to changes in the PRC regulatory regime;

●	maintain adequate control of our costs and expenses; or

●	attract, train, motivate and retain qualified personnel.

The launch of our bitcoin related business could adversely affect our business, results of operations and financial condition.

We begun our strategic expansion into the BTC sector in 2025 with our long-term optimism about the Bitcoin (BTC) industry. We may generate revenue from this business and we might hold Bitcoins for our own account and/or sell at prices and times as determined by our executive management team in accordance with our corporate strategy. We have tentatively selected West Texas as the primary location for our planned mining operations, driven by several key factors including Texas’ favorable regulatory environment for digital asset mining, abundant and affordable land, and a well-developed, deregulated electricity market with competitive power costs. We have also engaged an industry professional to be responsible for the operation of the BTC business. As of the date of this report the Company has purchased 0.19 BTC in the open market. The launch of this business could cause disruptions in our business, which could have an adverse effect on our business, results of operations and financial condition. As such, the value of your investment in our ordinary shares could be materially and adversely affected.

Our Bitcoin-related business contains various risks, including those inherent to Bitcoin and the broader digital asset ecosystem.

We have made, and expect to make additional, investments in Bitcoin as part of our Bitcoin-related business. Our Bitcoin-related business contains various risks, which include, but are not limited to, the following:

●	Volatility. Bitcoin is a volatile digital asset that undergoes sharp fluctuations in trading price. The trading price of Bitcoin has significantly declined in the past and such declines may occur again in the future. For example, a hypothetical 50% increase or decrease in Bitcoin’s fair value would have impacted our net income for the nine months ended September 30, 2025 by approximately $135.1 million, reflecting the fair value accounting under ASU 2023-08.

●	Bitcoin does not pay interest or dividends. Bitcoin does not pay interest, dividends or other returns and we can only generate cash from our Bitcoin holdings if we sell our Bitcoin or implement strategies to create income streams or otherwise generate cash by using our Bitcoin holdings. Even if we pursue any such strategies, we may be unable to create income streams or otherwise generate cash from our Bitcoin holdings, and any such strategies may subject us to additional risks.

Bitcoin is a highly volatile asset, and fluctuations in the price of Bitcoin are likely to influence our financial results.

Bitcoin is a highly volatile asset, and fluctuations in the price of Bitcoin are likely to influence our financial results. Our financial results would be adversely affected, and our business and financial condition would be negatively impacted, if the price of Bitcoin decreased substantially, including as a result of:

●	decreased user and investor confidence in Bitcoin, including due to the various factors described herein;

●	investment and trading activities, such as trading activities of highly active retail and institutional users, speculators, miners and investors;

●	negative publicity, media or social media coverage, or sentiment due to events in or relating to, or perception of, Bitcoin or the broader digital assets industry;

●	changes in consumer preferences and the perceived value or prospects of Bitcoin;

●	competition from other digital assets that exhibit better speed, security, scalability or energy efficiency, that feature other more favored characteristics, that are backed by governments, including the U.S. government, or reserves of fiat currencies, or that represent ownership or security interests in physical assets;

●	regulatory, legislative, enforcement and judicial actions that adversely affect the price, ownership, transferability, trading volumes, legality or public perception of Bitcoin, or that adversely affect the operations of or otherwise prevent digital asset custodians, trading venues, lending platforms or other digital assets industry participants from operating in a manner that allows them to continue to deliver services to the digital assets industry;

●	a decrease in the price of other digital assets, including stablecoins, or the crash or unavailability of stablecoins that are used as a medium of exchange for Bitcoin purchase and sale transactions;

●	developments relating to the Bitcoin protocol, including (i) changes to the Bitcoin protocol that impact its security, speed, scalability, usability, or value, such as changes to the cryptographic security protocol underpinning the Bitcoin blockchain, changes to the maximum number of Bitcoin outstanding, changes to the mutability of transactions, changes relating to the size of blockchain blocks, and similar changes, (ii) failures to make upgrades to the Bitcoin protocol to adapt to security, technological, legal or other challenges, and (iii) changes to the Bitcoin protocol that introduce software bugs, security risks or other elements that adversely affect Bitcoin;

●	disruptions, failures, unavailability, or interruptions in service of trading venues for Bitcoin, such as, for example, the announcement by the digital asset exchange FTX Trading that it would freeze withdrawals and transfers from its accounts and subsequent filing for bankruptcy protection;

●	further reductions in mining rewards of Bitcoin, including due to block reward halving events, which are regularly occurring events that occur after a specific period of time that reduce the block reward earned by “miners” who validate Bitcoin transactions, or increases in the costs associated with Bitcoin mining, including increases in electricity costs and hardware and software used in mining, or new or enhanced regulation or taxation of Bitcoin mining, which could further increase the costs associated with Bitcoin mining, any of which may cause a decline in support for the Bitcoin network;

●	transaction congestion and fees associated with processing transactions on the Bitcoin network;

●	developments in mathematics or technology, including in digital computing, algebraic geometry and quantum computing, that could result in the cryptography used by the Bitcoin blockchain becoming insecure or ineffective; and

●	changes in national and international economic and political conditions.

Risks Relating to our Ordinary Shares

The Warrants we sold in a Private Placement Completed on November 5, 2020 contain repricing features which may have the effect of limiting our ordinary share price and make it more expensive to raise capital in the future.

In a November 5, 2020, private placement, we sold warrants to purchase 869,565 Ordinary Shares at an exercise price of $4.60 per Ordinary Share. Each warrant will expire five years from the date of issuance. The warrant exercise price may be subject to adjustment in the event that we issue certain securities at prices below the then exercise price. In connection with our reverse stock split, the exercise price for these warrants were repriced at $2.74 per ordinary share. Until these warrants all exercised, these repricing exercise features may have the effect of limiting our ordinary share price and make it more expensive to raise capital in the future. During the year ended July 31, 2022, 563,855 warrants have been exercised for 459,986 Ordinary Shares, among which 389,855 warrants were exercised at $2.74 per ordinary share for an aggregate total of $1.1 million, and the remaining 174,000 warrants were cashless exercises.

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

Because we are a small company, the requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, and the requirements of the Sarbanes-Oxley Act and the Dodd-Frank Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company with listed equity securities, we must comply with the federal securities laws, rules and regulations, including certain corporate governance provisions of the Sarbanes-Oxley Act and the Dodd-Frank Act, related rules and regulations of the SEC and the Nasdaq, with which a private company is not required to comply. Complying with these laws, rules and regulations occupies a significant amount of the time of our board of directors and management and significantly increases our costs and expenses. Among other things, we must:

●	maintain a system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

●	comply with rules and regulations promulgated by the NASDAQ;

●	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

●	maintain various internal compliance and disclosures policies, such as those relating to disclosure controls and procedures and insider trading in our ordinary shares;

●	involve and retain to a greater degree outside counsel and accountants in the above activities;

●	maintain a comprehensive internal audit function; and

●	maintain an investor relations function.

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

If we were deemed an investment company under the Investment Company Act of 1940, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business and the price of our Ordinary Shares.

We do not believe that we are an “investment company” under the Investment Company Act of 1940 (the “1940 Act”). Generally, a person is an “investment company” if it owns investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and would have a material adverse effect on our business and the price of our Ordinary Shares.

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

Because we are a BVI company, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain.

We are incorporated in the BVI and some of our directors and officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the BVI may not permit you to enforce a judgment against our assets outside of the United States or the assets of our directors and officers.

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

Depending on the amount of assets held for the production of passive income, it is possible that, for our 2024 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. For purposes of the PFIC analysis, in general, according to Internal Revenue Code Section 1297(c), a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the stock by value.

Volatility in the market price of our ordinary shares could lead to losses by investors.

The market price of our ordinary shares has experienced volatility in the past and may experience volatility in the future which could lead to losses for investors. Factors impacting volatility in the market price of our ordinary shares include, amongst others:

●	general market and economic conditions;

●	our results of operations;

●	issuance of new or changed securities analysts’ reports or recommendations;

●	developments impacting the industry or our competitors;

●	declines in the market prices of stocks generally;

●	strategic actions by us or our competitors;

●	announcements by us or our competitors of significant contracts, new products, acquisitions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;

●	the public’s reaction to press releases, other public announcements by us or third parties, including our filings with the SEC;

●	guidance, if any, that we provide to the public, any changes in this guidance or failure to meet this guidance;

●	changes in the credit rating of our debt;

●	sale, or anticipated sale, of large blocks of our stock;

●	additions or departures of key personnel;

●	regulatory or political developments;

●	our performance on ESG matters

●	litigation and governmental investigations;

●	changing economic conditions;

●	exchange rate fluctuations;

●	changes in accounting principles; and

●	other events or factors, including those resulting from natural disasters, war, acts of terrorism or responses to those events.

In addition, stock markets have from time to time experienced significant price and volume fluctuations unrelated to the operating performance of particular companies. Future fluctuations in stock markets may lead to volatility in the market price of our ordinary shares which could lead to losses by investors.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and development of the company.

ATIF Holdings Limited (“ATIF” or the “Company”), formerly known as Eternal Fairy International Limited and Asia Times Holdings Limited, was incorporated under the laws of the British Virgin Islands (“BVI”) on January 5, 2015, as a holding company to develop business opportunities in the People’s Republic of China (the “PRC” or “China”). The Company adopted its current name on March 7, 2019. The Company is primarily engaged in providing business advisory and financial consulting services to small and medium-sized enterprise customers. The Company’s address is 420 Goddard, Irvine, CA 92618. The Company’s telephone number is 308-888-8888.

We launched our consulting services in 2015. Our aim was to assist these Chinese enterprises by filling the gaps and forming a bridge between PRC companies and overseas markets and exchanges. We have a team of qualified and experienced personnel with legal, regulatory, and language expertise in several overseas jurisdictions. Our services are designed to help SMEs in China achieve their goal of becoming public companies. We create a going public strategy for each client based on many factors, including our assessment of the client’s financial and operational situations, market conditions, and the client’s business and financing requirements. Since our inception and up to July 31, 2025, we have successfully helped nine Chinese enterprises to be quoted on the U.S. OTC markets along with three client getting listed on Nasdaq Stock Market and are currently assisting our other clients in their respective going public efforts. Most of our clients are Chinese companies and American companies, and we have been expanding our operations to North America such as Mexico because we believe there is a huge market potential there.

Beginning in August 2018, to complement and facilitate the growth of our going public consulting service, we launched AT Consulting Center, an online platform, through our former variable interest entity, Qianhai (as defined below), to offer financial consulting programs in Shenzhen. In September 2018, we acquired CNNM, or www.chinacnnm.com, a news and media website focused on distributing financial news and information. In July 2019, we launched an investment and financing analysis reporting business. We have not generated any revenue from this financial and news platform since its acquisition, and based on our current financial condition and operating performance, our management has assessed that the likelihood of future use of the financial and news platform is remote, and we provided full impairment on the financial and news platform in the year ended July 31, 2020. During the fiscal year ended July 31, 2025, the AT Consulting Center stopped its operation due to the company’s business focus has shifted to regions outside mainland China.

On January 4, 2021, we announced the relocation of our operating headquarter to California, USA, through our wholly owned subsidiary ATIF Inc., a California corporation incorporated on October 26, 2020, and launched, in addition to our business consulting services, additional service models consisting of asset management, investment holding and media services to expand our business with a flexible business concept to achieve a goal of high growth revenue and strong profit growth. As part of this relocation and to streamline the management chain and to improve management control with a goal of lower costs, we transition the services from our variable interest entity (“VIE”), Qianhai Asia Times (Shenzhen) International Financial Services Co., Ltd. (“Qianhai”), to ATIF Inc. and Huaya, and terminated the VIE agreements with Qianhai on January 31, 2021. Before the termination, operating revenue generated through Qianhai VIE amounted to $645,127, and net income (loss) amounted to $(1,562,037) for the years ended July 31, 2020. The termination of the Qianhai VIE agreements did not cause a material impairment of our long-lived assets (primarily including fixed assets such as office furniture and equipment and automobile) because such assets only amounted to $184,740 and $68,375 as of July 31, 2020 and 2019, respectively. All of the fixed assets were transferred to Huaya upon termination of the VIE agreement. In addition, we had discussions with other business organizations to collaborate with a goal of leveraging their resources to assist us to grow our business centers in other jurisdictions. We believe that this streamlined management model and strategic partnership strategy is in line with the current fast-changing and competitive business environment and will provide us with strong growth capability. The termination of the VIE agreement with Qianhai did not adversely affect Huaya, our business, financial condition, and results of operations.

In April 2020, we acquired a 51.2% equity interest in Leaping Group Co., Ltd. (“LGC”). a multimedia service provider that have close business relationships with national advertising clients in China. LGC is engaged in three major businesses, multi-channel advertising, event planning and execution, film and TV program production and movie theater operation. Our revenue was mainly comprised of going public consulting services and event execution and planning services for the year ended July 31, 2020. On January 14, 2021, the Company entered into the Sale and Purchase Agreement with the majority shareholders of LGC consisting of Jiang Bo, Jiang Tao and Wang Di (collectively the “LGC Buyers”) to sell all interests in LGC. Pursuant to the Sales and Purchase Agreement, the Company sold 10,217,230 ordinary shares of LGC in exchange for (i) 5,555,548 ordinary shares of the Company owned by the LGC Buyers, and (ii) payment by the LGC Buyers in the amount of US$2,300,000 plus interest at an interest rate of 10% per annum on the unpaid amount if the principal amount of US$2,300,000 is not paid by January 14, 2022. All principal and accrued and unpaid interest shall be due on January 14, 2023. As of the date of this annual report, the 5,555,548 shares of ordinary shares owned by the LGC Buyers have been returned to the Company and the $2.3 million cash payment has not yet been received from the LGC Buyers. For the years ended July 31, 2021 and 2020, we reported net loss of $6.6 million and $11.0 million from discontinued operations of LGC as a separate component in the consolidated statements of operations. After completion of the transaction, the Company shall no longer hold any shares of LGC and LGC shall no longer be subsidiary of ATIF. The Sales and Purchase Agreement closed on January 29, 2021.

We entered into the Sale Purchase Agreement because we believed that due to the continued impact of COVID-19 in China, it would take longer, and additional capital would be required for traditional entertainment and cinemas businesses like LGC to recover. Further, in light of the Company moving its headquarter to California and transitioning to a new business model focusing on business consulting, asset management, investment holding and media services, the Company no longer believed that its business has synergy with LGC’s cinema advertising and cinema operation business. Our management and LGC’s management also had different views of LGC’s future business direction.

On February 16, 2021, we established ATIF-1, LP (“ATIF LP”) as a private equity fund through our indirectly-wholly owned subsidiary, ATIF-1 GP, LLC (“ATIF GP”), a Delaware limited liability company, as the general partner. As of July 31, 2022, we owned a 76.6% limited partner interest in ATIF LP. The investment strategy of the fund involved directional long and short investments in equity securities, primarily issued by U.S. large capitalization companies, and American Depositary Receipts (“ADRs”) related to Chinese companies of various sizes, including private companies. The investment manager for the fund is ATIF Inc. Due to significant volatility in stock market, the private equity fund lost $1.5 million in fiscal year 2022 as compared to gain $0.2 million in fiscal year 2021. On August 1, 2022, ATIF USA entered into and closed a Sale and Purchase Agreement with Asia Time (HK) International Finance Service Limited (the “Buyer”), pursuant to which ATIF USA sold all of its membership interests in ATIF GP (the “Agreement”) to the Buyer for cash consideration of US$50,000. Upon the closing of the Agreement on August 1, 2022, ATIF GP is no longer our subsidiary and ATIF USA ceased to be the investment manager of ATIF LP. On November 13th, 2023, ATIF LP was deregistered since it had no operations.

On May 31, 2022, we completed the transfer of our equity interest in ATIF HK and Huaya to Mr. Pishan Chi for $nil consideration. The transfer of equity interest was to mitigate the potential risks arising from the PRC government provision of new guidance to and restrictions on China-based companies raising capital offshore. We determined that the transfer of our equity interest in ATIF HK and Huaya did not have a major effect on our operations and financial results as we did not change our way of running business. We also determined that the transfer of equity interest does not represent a strategic shift in our business because there was no change to our operation of our consulting services. There was no change to the nature of our business, and did not affect our customers in North America, which is the major geographic market area of our business. However, we continue cooperating with Huaya in connection with the expansion and provision of our business services in Hong Kong. Before the disposal of ATIF HK and Huaya, operating revenue generated through Huaya amounted to $366,508 and $401,292, and net income (loss) amounted to $(812,434) and $86,758 for the years ended July 31, 2023 and 2022 respectively. The disposal of Huaya did not cause a material impairment of our long-lived assets (primarily including fixed assets such as office furniture and equipment and automobile) because it had no long-lived assets as of May 31, 2022.

On October 6 and October 7, 2022, ATIF Inc. established ATIF Business Consulting LLC (“ATIF BC”) and ATIF Business Management LLC (“ATIF BM”) under the laws of the State of California of the United States, respectively. On April 25, 2022, the Company established ATIF Investment Limited (“ATIF Investment”) under the laws of BVI. On December 22, 2021, ATIF Inc. established ATIF BD LLC (“ATIF BD”) under the laws of California of the United States. ATIF BC primarily provides commercial advisory services, including, but not limited to, listing consultancy, strategic consulting, operational consulting, and financial advisory services. ATIF BM is responsible for enterprise management services, including administration and operations management, human resources management, information technology management, and customer service management. ATIF Investment conducts the Company’s investment-related activities, including project investments and IPO-related investments. ATIF BD functions as a supplementary business unit and conducts all other business activities not encompassed by the foregoing categories.

In June 2025, and in alignment with our long-term optimism about the Bitcoin (BTC) industry, we have begun our strategic expansion into the BTC sector with a five-year plan to accumulate 1,000 BTC through a combination of direct purchases and mining operations.

Recent Developments

Share Cancellation

On February 3, 2025, the Company and certain investors (the “Purchasers”) party to a certain securities purchase agreement dated January 15, 2025 (the “SPA”) entered into a certain letter agreement to buy back and cancel an aggregate of 1,480,000 ordinary shares, par value $0.001 per share, issued to the Purchasers pursuant to the SPA in exchange for the payment of an aggregate of $1,850,000 to the Purchasers.

Registered Direct Offering

On February 4, 2025, the Company and certain investors entered into a certain securities purchase agreement pursuant to which the Company agreed to sell (1) 1,580,000 ordinary shares, par value $0.001 per share, and (2) certain pre-funded warrants to purchase up to 887,553 Ordinary Shares (the “Pre-Funded Warrants”) in a registered direct offering, and (3) in a concurrent private placement, restricted warrants to purchase an aggregate of up to 2,467,553 ordinary shares (the “Restricted Warrants”), for aggregate gross proceeds of approximately $2.5 million (the “February Offering”). The February Offering closed on February 5, 2025.

On June 30, 2025, the board of directors of the Company approved the reverse share split of the ordinary shares, at a ratio of 1-for-18, to be effective at the open of business on August 8, 2025. The reverse share split reduced the number of issued and outstanding shares of the Company’s Ordinary Shares from approximately 18.2 million to approximately 1.01 million.

Entry into Securities Purchase Agreement

On July 22, 2025, the Company and certain non-U.S. investors entered into a securities purchase agreement (the “SPA”). Pursuant to the SPA, the Company agreed to sell, and the Investors agreed to purchase, severally and not jointly, an aggregate of 5,434,782 ordinary shares of the Company, par value $0.001 per share (the “Shares”), at a purchase price of $0.368 each Share (the “Offering”).

The closing of the Offering and sale of the Shares occurred on July 29, 2025 when all the closing conditions of the SPA have been satisfied. The Company issued the Shares in exchange for gross proceeds of $2 million, before the deduction of customary expenses.

The Shares were issued in reliance on the exemption from registration provided by Regulation S under the Securities Act of 1933. Following the closing of the Offering, the Company has an aggregate of 23,639,787 ordinary shares issued and outstanding as of the date of this report.

On October 8, 2025, the Company entered into certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell up to an aggregate of 9,000,000 units, each unit consisting of one ordinary share of the Company, par value $0.001 per share and one warrant to purchase one share with an initial exercise price of $4.89 per Share, at a price of $3.26 per unit for an aggregate purchase price of approximately $29.34 million. The net proceeds from such offering will be used for working capital or other general corporate purposes.

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $4.89 per Share for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.

Corporate Structure

The following diagram illustrates our current corporate structure:

B.	Business overview.

Our Business

We are a British Virgin Islands business company. We are a business consulting company providing financial consulting services to small and medium-sized enterprises (“SMEs”). Since our inception in 2015, the focus of our consulting business has been providing comprehensive going public consulting services designed to help SMEs become public companies on suitable markets and exchanges. Our goal is to become an international financial consulting company with clients and offices throughout Asia and North America. On January 4, 2021, we established an office in California, USA, through our wholly owned subsidiary ATIF Inc., a California corporation, which was incorporated on October 26, 2020, and launched, in addition to our business consulting services, additional service models consisting of asset management, investment holding and media services to expand our business with a flexible business concept to achieve a goal of high growth revenue and strong profit growth.

On October 6 and October 7, 2022, ATIF Inc. established ATIF Business Consulting LLC (“ATIF BC”) and ATIF Business Management LLC (“ATIF BM”) under the laws of the State of California of the United States, respectively. On April 25, 2022, the Company established ATIF Investment Limited (“ATIF Investment”) under the laws of BVI. On December 22, 2021, ATIF Inc. established ATIF BD LLC (“ATIF BD”) under the laws of California of the United States. ATIF BC primarily provides commercial advisory services, including, but not limited to, listing consultancy, strategic consulting, operational consulting, and financial advisory services. ATIF BM is responsible for enterprise management services, including administration and operations management, human resources management, information technology management, and customer service management. ATIF Investment conducts the Company’s investment-related activities, including project investments and IPO-related investments. ATIF BD functions as a supplementary business unit and conducts all other business activities not encompassed by the foregoing categories.

As of the date of this report, we have provided financial consulting services to SMEs in Hong Kong, United States, Mexico, mainland China and Singapore, while we currently do not have operations in mainland China. The following table illustrates the breakdown of our total revenue, organized by customers’ locations for the years ended July 31, 2025, 2024 and 2023.

	Year ended July 31, 2025	Percentage of Total	Year ended July 31, 2024	Percentage of Total	Year ended July 31, 2023	Percentage of Total
	Revenue	revenue	Revenue	revenue	Revenue	revenue
Hong Kong	700,000	58%	-	-	600,000	24%
Mainland China	-	-	-	-	-	-
USA	250,000	21%	620,000	100%	1,200,000	49%
Mexico	-	-	-	-	650,000	27%
Singapore	250,000	21%	-	-	-	-
Total revenue, net	1,200,000	100%	$620,000	100%	2,450,000	100%

In June 2025, and in alignment with our long-term optimism about the Bitcoin (BTC) industry, we have begun our strategic expansion into the BTC sector with a five-year plan to accumulate 1,000 BTC through a combination of direct purchases and mining operations. We have tentatively selected West Texas as the primary location for our planned mining operations, driven by several key factors including Texas’ favorable regulatory environment for digital asset mining, abundant and affordable land, and a well-developed, deregulated electricity market with competitive power costs. We have also engaged an industry professional to be responsible for the operation of the BTC business. As of the date of this report the Company has purchased 0.19 BTC in the open market. In the future, we plan to recruit more professionals and allocate more resources to further expand and develop this business.

Our Services

Our Going Public Consulting Services

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

We charge our clients a fixed consulting fee in installments determined by the projected completion phases of services rendered. Our fees range from $800,000 to $2,500,000 based on the technical complexity and conditions of each individual client. In general, the first installment is due within three days following the signing of the service agreement; the second installment is due once we complete the work for Phase I; the third and the subsequent installments are due once we complete certain predefined milestones during the going public process. The installment payment schedule is designed to ensure that we get compensated in a timely manner while affording our clients flexibility in securing the funds for our consulting fees.

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

AT Consulting Center offered financial consulting programs structured to target three groups of clients, enterprises, families, and individual. For enterprise clients, the program was called “Becoming Public” with a fee of $20,000; for individual clients, the program was called “Family Wealth Management,” with fees ranging from $5,000 to $20,000; and for family clients, the program was called “Career Planning,” with fees ranging from $5,000 to $10,000.

Becoming Public targeted enterprise executive clients by offering a comprehensive and in-depth program covering various aspects of the domestic and foreign capital markets, as well as the processes, operations, and management of taking private companies public. Family Wealth Management targeted our family clients by offering a program designed to help families with financial planning, investment, and management. Career Planning targeted our individual clients by offering career planning and training consultations designed to help professionals achieve a more successful and rewarding career.

During the fiscal year ended July 31, 2025, the AT Consulting Center stopped its operation due to the company’s business focus has shifted to regions outside mainland China.

Competitive Strengths

We believe that the following strengths enable us to stand out in the financial service industry and differentiate us from our competitors:

Experienced and Highly Qualified Team

We have a highly qualified professional service team with extensive experience in going public consulting services. Our professional team members have an average of five years of experience in their respective fields of international finance, capital market, cross-border and domestic listing services, and marketing. The majority of the members of our team previously worked in the technology or finance industries. We highly value members of our qualified professional team and are on the constant lookout for new talents to join our team.

Recognition and Reputation Achieved from Our Previous Success

Since our inception in 2015, we have successfully helped nine clients to be quoted on the U.S. OTC markets and three client listed on the U.S Nasdaq market, respectively. We believe we are one of the few going public consulting service providers that possess the necessary resources and expertise to provide comprehensive personalized one-stop going public consulting services to clients.

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

Marketing and Sales

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

We also strive to maintain professional relationships with our former and prospective clients. Our former clients have benefited from our services and oftentimes are willing and able to introduce prospective clients to us. After nearly ten years operating as a consulting service provider specialized in cross-border going public services, we have developed a database consisting of former and prospective clients, using each as a resource for business connections and social relations.

Our employees have been working in various industries for many years, and accumulated networks of business and social relations including personal connections, corporate associations, and governmental affiliations, which are all valuable resources through which we can potentially obtain new clients.

We are constantly seeking new and effective marketing channels in order to grow into an international consulting company with clients and branches throughout Asia and North America.

In addition to our marketing efforts described above, we also market our consulting services, through:

●	Social media, principally WeChat and Weibo;

●	Newsletters to our prospective clients; and

●	Business relationships with well-known corporations and web platforms with large online traffics that can direct traffic to our website through links on their websites.

Competition

We face competition from a number of consulting companies providing going public consulting services such as Greenpro Capital Corp., Forward Capital, and Metalpha Technology Holding Limited, who entered going public consulting services in 2018. We believe that our relatively mature operating history of nearly ten years differentiates our company from other competitors. Our comprehensive one-stop consulting services, through which we are directly involved in each of the three pre-defined phases of our clients’ going public process, are unlike the services provided by many of our competitors, who often act as mere initial order takers, and then outsource a majority of services to third-party providers. But we expect competition will become more intense, and it is possible that we will not be able to maintain the growth rate we have achieved previously.

Major Customers

The majority of our clients are small to medium-sized enterprises seeking growth and expansion through going public on recognized exchanges, and $1.2 million, $0.6 million and $2.5 million was generated from our consulting services for the fiscal years ended July 31, 2025, 2024 and 2023, respectively. For the year ended July 31, 2025, our clients were mainly from Hong Kong. The number of our consulting service clients was five, eight and three for the fiscal years ended July 31, 2025, 2024 and 2023, respectively. Due to the nature of our consulting business, which requires us to dedicate a large amount of resources to each of our clients, we were able to generate a relatively large revenue from a small number of clients. As a result, we had five, two and four clients that accounted for more than 10% of our total revenues, for the fiscal years ended July 31, 2025, 2024 and 2023, respectively. As we continue to expand and grow the number of clients, we expect the risks arising from customer concentration will be mitigated accordingly.

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

Seasonality

We currently do not experience seasonality in our consulting operations.

Intellectual Property

We have received the approval for the following trademark registrations:

Trademark	Jurisdiction	Category	Effective Date	Expiration Date
ATIF	China	36	May 7, 2019	May 6, 2029
ATIF	Hong Kong	36	January 31, 2019	August 28, 2028
亚洲时代	China	36	May 14, 2017	May 13, 2027
亞洲時代	Hong Kong	35;36;41	November 26, 2019	April 11, 2029
CNNM	Hong Kong	35; 38	August 29, 2018	August 28, 2028
INTERNATIONAL SCHOOL OF FINANCE	Hong Kong	41	August 29, 2018	August 28, 2028
IPOEX	Hong Kong	36	October 27, 2020	October 26, 2030
IPOEX	European Union	36	January 30, 2021	October 15, 2030
IPOEX	China	36	July 28, 2021	July 27, 2031
IPOEX	Singapore	36	October 15, 2020	October 15, 2030
IPOEX	United Kingdom	36	February 19, 2021	October 19, 2030
IPOEX	Korea	36	February 21, 2022	February 21, 2032

We also own five domain names: ipoex.com, atifus.com, atifchina, chinacnnm.com and dpoex.com.

Below are images of our trademarks:

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. Except for the litigation disclosed below, we are not currently a party to any legal or arbitration proceeding the outcome of which, if ‘determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business, operating results, cash flows, or financial condition.

Legal Proceeding with Boustead Securities, LLC (“Boustead”)

On May 14, 2020, Boustead filed a lawsuit against the Company and LGC for breaching the underwriting agreement Boustead had with each of the Company and LGC, in which Boustead was separately engaged as the exclusive financial advisor to provide financial advisory services to the Company and LGC.

In April 2020, the Company acquired 51.2% equity interest in LGC after LGC terminated its efforts to launch an IPO on its own. Boustead alleged that the acquisition transaction between the Company and LGC was entered into during the tail period of the exclusive agreement between Boustead and the Company, and therefore deprived Boustead of compensation that Boustead would otherwise have been entitled to receive under its exclusive agreement with the Company and LGC. Therefore, Boustead is attempting to recover from the Company an amount equal to a percentage of the value of the transaction it conducted with LGC.

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

On August 25, 2021, the United States District Court for the Southern District of New York granted ATIF’s motion to dismiss Boustead’s first amended complaint. In its order and opinion, the United States District Court for the Southern District of New York allowed Boustead to move for leave to amend its causes of action against ATIF as to breach of contract and tortious interference with business relationships, but not breach of the implied covenant of good faith and fair dealing and quantum meruit. On November 4, 2021, Boustead filed a motion seeking leave to file a second amended complaint to amend its cause of action for Breach of Contract. The Court granted Boustead’s motion for leave and Boustead filed the second amended complaint on December 28, 2021 alleging only breach of contract and dropping all other causes of action alleged in the original complaint. On January 18, 2022, the Company filed a motion to dismiss Boustead’s second amended complaint. Boustead filed its opposition on February 1, 2022 and the Company replied on February 8, 2022.

On July 6, 2022, the Court denied our motion to dismiss the second amended complaint. Thereafter, on August 3, 2022, the Company filed a motion to compel arbitration of Boustead’s claims in California. Briefing on the Company’s motion to compel concluded on August 23, 2022. Since the agreement between ATIF and Boustead contains a valid arbitration clause that applies to Boustead’s breach of contract claim, and the parties have not engaged in discovery, on February 14, 2023, the Court ordered that ATIF’s motion to compel arbitration is granted and this case is stayed pending arbitration.

On March 10, 2023, Boustead, filed Demand for Arbitration against ATIF (the Respondent) before JAMS in California and the assigned JAMS case Ref. No. is 5220002783. On May 25, 2023, ATIF filed its answer to deny Boustead’s Demand for Arbitration, which was unsuccessful and the arbitration process was initiated. The arbitrator ordered a motion to be filed by Boustead for a determination of contact interpretation, prior to extensive discovery into issues such as the alleged merits and damages, and to determine whether the contract interpretation should allow the matter to further proceed. Boustead had filed the Motion for Contract Interpretation Determination. ATIF filed its opposition to that Motion on October 16, 2023. The hearing on the motion was held on November 8, 2023, during which the arbitrator extended the hearing to February 29, 2024. The arbitrator also established December 15, 2023, as the deadline for Boustead to submit its reply regarding the contract interpretation issues raised by the Company. Simultaneously, the Company was granted until February 12, 2024, to present its response brief.

On September 24, 2024, the Company and Boustead entered into a settlement agreement, pursuant to which the Company shall pay a total amount of $1,000,000 to Boustead. The payment is made in three instalments, the first instalment of $250,000 is payable upon execution of the settlement agreement, the second instalment of $500,000 is payable before March 1, 2025, and the final instalment of $250,000 is payable before December 31, 2025.

Pending Legal Proceeding with J.P Morgan Securities LLC (“JPMS”)

On December 22, 2023, J.P Morgan Securities LLC (“JPMS”) filed a lawsuit in the Superior Court of California, County of Orange, bearing Case Number 30-2023-01369978-CU-FR-CJC against ATIF Holdings Limited (“Holdings”), ATIF Inc., ATIF-1 GP, LLC (ATIF-1 GP”), and two officers of Holdings and ATIF Inc., Jun Liu and Zhiliang “Ian” Zhou, alleging and asserting that it is entitled to recover $5,064,160 in damages plus interest and attorneys’ fees relating to a stock transaction by ATIF-1 GP.

The parties have agreed to attempt to mediate the dispute before proceeding to litigation. A mediation was held on May 6, 2024, but the parties could not come to a resolution. The Defendants’ time to respond to the lawsuit was May 20, 2024. On May 15, 2024, the Defendants filed a Petition with the Superior Court of California seeking to compel arbitration under the operative agreements and stay the underlying State Court action. On or about August 16, 2024, the parties agreed that JPMS and ATIF-1 GP, LLC would submit any disputes between the two of them only, to FINRA arbitration, and stay the California state court case pending such arbitration. ATIF-1 GP, LLC has not been the Company’s subsidiary since its disposition in 2022. The Company is awaiting the outcome of the FINRA arbitration before proceeding further with the stayed case in the Superior Court of California.

Environment

ZBAI seeks to comply with all applicable statutory and administrative requirements concerning environmental quality. Expenditures for compliance with federal state and local environmental laws have not had, and are not expected to have, a material effect on ZBAI’s capital expenditures, results of operations or competitive position.

Properties

Our principal executive office and production facility is located in Lake Forest, California, USA, where we lease approximately 7,237 square feet of office space from a related party. The term of the lease is from June 1, 2022 to May 31, 2027, with monthly rental expenses of $20,000. On March 1, 2024, the Company modified the office lease arrangement, pursuant to which the remaining lease term was modified from 38 months to 24 months which will expire on February 28, 2026, and the office space is reduced from 7,237 square feet to 1,555 square feet. The monthly rental expense was reduced to $3,000.

In addition, we also lease an office space in Irvine, California, for approximately 4,182 square feet of office space for a term of three years from March 1, 2021 to February 29, 2024, and with monthly rental expenses of $20,073. As of August 25, 2022, we have subleased this office space to an unrelated third party company from August 25, 2022 to March 1, 2024. Our total rent expense was approximately $0.2 million and $0.5 million for the years ended July 31, 2024 and 2023, respectively. The Company did not extend the lease term upon maturity.

We believe that our current leased property is in good condition and suitable for the conduct of our business.

Government Regulations

Recent Regulatory Development

We are subject to a wide variety of complex laws and regulations in the United States and other jurisdictions in which we operate. The laws and regulations govern many issues related to our business practices, including those regarding consumer protection, worker classification, wage and hour, sick pay and leaves of absence, anti-discrimination and harassment, whistleblower protections, background checks, privacy, data security, intellectual property, health and safety, environmental, competition, fees and payments, pricing, product liability and disclosures, property damage, communications, employee benefits, taxation, unionization and collective bargaining, contracts, arbitration agreements, class action waivers, terms of service, and accessibility of our website.

These laws and regulations are constantly evolving and may be interpreted, applied, created, superseded, or amended in a manner that could harm our business. These changes may occur immediately or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal, state and local administrative agencies. As we expand our business into new markets or introduce new features or offerings into existing markets, regulatory bodies or courts may claim that we are subject to additional requirements, or that we are prohibited from conducting business in certain jurisdictions. This section summarizes the principal regulations applicable to our business.

Regulation on Intellectual Property Rights

Laws and Regulations Relating to Employment and Social Welfare in the U.S. and PRC

U.S. Labor and Employment Laws

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, unemployment tax rates, workers’ compensation rates, citizenship requirements and sales taxes. Additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits such as those to be imposed by recently enacted legislation in California, increased tax reporting and tax payment requirements for employees who receive gratuities, or a reduction in the number of states that allow tips to be credited toward minimum wage requirements could harm our operating results.

The Federal Americans with Disabilities Act prohibits discrimination on the basis of disability in public accommodations and employment. Although our office is designed to be accessible to the disabled, we could be required to make modifications to our office to provide service to, or make reasonable accommodations for, disabled persons.

U.S. Data Protection and Privacy Laws

California has several laws protecting the literary works read by California residents. The California Reader Privacy Act protects information about the books California residents read from electronic services. Such information cannot be disclosed except pursuant to an individual’s affirmative consent, a warrant or court order with limited exceptions, such as imminent danger of serious injury. California Education Code Section 99122 requires for-profit postsecondary educational institutions to post a social media privacy policy on their website.

The Digital Millennium Copyright Act (DMCA) provides relief for claims of circumvention of copyright protected technologies and includes a safe harbor intended to reduce the liability of online service providers for hosting, listing, or linking to third-party content that infringes copyrights of others.

The Communications Decency Act provides that online service providers will not be considered the publisher or speaker of content provided by others, such as individuals who post content on an online service provider’s website.

The California Consumer Privacy Act (CCPA), which went into effect on January 1, 2020, provides consumers the right to know what personal data companies collect, how it is used, and the right to access, delete, and opt out of the sale of their personal information to third parties. It also expands the definition of personal information and gives consumers increased privacy rights and protections for that information. The CCPA also includes special requirements for California consumers under the age of 16.

The California Privacy Rights Act (CPRA), Virginia Consumer Data Protection Act (CDPA) and Colorado Privacy Act (CPA) all will come into effect on January 1, 2023. These laws provide consumers with the right to know what personal data companies collect, how it is used, and the right to access, delete, and opt out of the sale of their personal information to third parties. The CPRA also includes special requirements for California consumers under the age of 16.

The Holding Foreign Companies Accountable Act

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (“HFCAA”) requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. On December 18, 2020, the Holding Foreign Companies Accountable Act or HFCAA was signed into law. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which became law in December 2020 and prohibits foreign companies from listing their securities on U.S. exchanges if the company has been unavailable for PCAOB inspection or investigation for three consecutive years. As a result of the HFCAA, trading in ATIF BVI’s securities may be prohibited if the PCAOB determines that it cannot inspect or fully investigate ATIF BVI’s auditor. Furthermore, in June 2021, the Senate passed the AHFCAA, which was signed into law on December 29, 2022, reducing the time period for delisting of foreign companies under the HFCAA to two consecutive years, instead of three years. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021, which found that the PCAOB was unable to inspect or investigate completely certain named registered public accounting firms headquartered in mainland China and Hong Kong. Our independent registered public accounting firm is headquartered in Denver, Colorado, and has been inspected by the PCAOB on a regular basis and as such, it is not affected by or subject to the PCAOB’s 2021 Determination Report. On August 26, 2022, the SEC issued a statement announcing that the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in China and Hong Kong, jointly agreeing on the need for a framework. On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the previous 2021 Determination Report to the contrary. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China to the PCAOB for inspection or investigation, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange and trading on “over-the-counter” markets, may be prohibited under the HFCAA and AHFCAA and/or PCAOB may consider the need to issue new determinations consistent with the HFCAA and Rule 6100.

The recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit.

Corporate Information

Our principal executive offices are located at 420 Goddard, Irvine, CA 92618. Our telephone number at that address is 308-888-8888. Our company website is https://ir.atifus.com.

C. Organizational structure

See “Item 4. A. History and Development of the Company.”

D. Property, Plants and Equipment

Information regarding our property, plants and equipment is described under the caption “Item 4. B. Business Overview.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not required.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. These forward-looking statements can be identified by the use of words such as “believes,” “estimates,” “could,” “possibly,” “probably,” anticipates,” “projects,” “expects,” “may,” “will,” or “should” or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. Forward-looking statements reflect management’s current expectations and are inherently uncertain. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Item 3. Key Information—D. Risk Factors.” All amounts included herein with respect to the fiscal years ended March 31, 2025, 2024, and 2023 are derived from our audited consolidated financial statements included elsewhere in this annual report. The audited consolidated financial statements for the fiscal years ended July 31, 2025, 2024, and 2023 have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP.

A. Operating Results

Business Overview

We offer financial consulting services to small and medium-sized enterprise customers in Asia and North America. Our goal is to become an international financial consulting company with clients and offices throughout Asia. Since our inception in 2015, the focus of our consulting business has been providing comprehensive going public consulting services designed to help SMEs become public companies on suitable markets and exchanges.

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

Currently we provide consulting services to the companies based in North America seeking listing in U.S.. We have a team of qualified and experienced personnel with legal, regulatory, and language expertise in several jurisdictions outside the U.S. Our services were designed to help small and medium-sized enterprises (“SME”) in China achieve their goal of becoming public companies. In May 2022, we shifted our geographic focus from China to North America emphasizing on helping mid and small companies in North America become public companies on the U.S. capital markets. We would create a going public strategy for each client based on many factors of such client, including our assessment of the client’s financial and operational situations, market conditions, and the client’s business and financing requirements. Since our inception and up to the date of this report, we have successfully helped nine Chinese enterprises to be quoted on the U.S. OTC markets, along with three clients getting listed on Nasdaq Stock Market, and are currently assisting our other clients in their respective going public efforts. Most of our current and past clients have been located in China or U.S., and we plan to expand our operations to other Asian countries, including Malaysia, Vietnam, and Singapore, while continuing to focus on the North American market in the coming years.

For the fiscal years ended July 31, 2025 and 2024, we provided consulting services to five and eight customers, respectively, which primarily engaged the Company to provide consulting services relating to going public in the US through IPO, reverse merger and acquisition. We focus on providing consulting services to customers based in North America and other areas.

Our total revenue generated from consulting services amounted to approximately $1.2 million and $0.6 million for the fiscal years ended July 31, 2025 and 2024, respectively.

Key Factors that Affect our Business

We believe the following key factors may affect our consulting services:

Our business success depends on our ability to acquire customers effectively.

Our customer acquisition channels primarily include our sales and marketing campaigns and existing customer referrals. In order to acquire customers, we have made significant efforts in building mutually beneficial long-term relationships with local government, academic institutions, and local business associations. In addition, we also market our consulting services through social media, such as WeChat and Weibo. If any of our current customer acquisition channels becomes less effective, we are unable to continue to use any of these channels or we are not successful in using new channels, we may not be able to attract new customers in a cost-effective manner or convert potential customers into active customers or even lose our existing customers to our competitors. To the extent that our current customer acquisition and retention efforts become less effective, our service revenue may be significantly impacted, which would have a significant adverse effect on our revenues, financial condition, and results of operations.

Our consulting business faces strong market competition.

We are currently facing intense market competition. Some of our current or potential competitors have significantly more financial, technical, marketing, and other resources than we do and may be able to devote greater resources to the development, promotion, and support of their customer acquisition and retention channels. In light of the low barriers to entry into the financial consulting industry, we expect more players to enter this market and increase the level of competition. Our ability to differentiate our services from other competitors will have a significant impact on our business growth in the future.

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

Results of Operations

Comparison of Operation Results for the Years Ended July 31, 2025 and 2024

The following table summarizes the results of our operations for the fiscal years ended July 31, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the year ended July 31,		Changes
	2025	2024	Amount Increase (Decrease)	Percentage Increase (Decrease)

Revenues – third parties	$1,200,000	$420,000	780,000	186%
Revenues – a related party	-	200,000	(200,000)	(100)%
	$1,200,000	$620,000	580,000	94%

Operating expenses
Selling expenses	(120,000)	(333,500)	213,500	(64)%
General and administrative expenses	(1,922,349)	(2,265,612)	343,263	(15)%
Reversal of provision against accounts receivable due from a related party	-	19,103	(19,103)	(100)%
Total operating expenses	(2,042,349)	(2,580,009)	537,660	(21)%

Loss from operations	(842,349)	(1,960,009)	1,117,660	(57)%

Other income (expenses)
Interest income	60,916	26	60,890	234192%
Other (expense) income, net	(260,046)	(846,871)	586,825	(69)%
Loss from investment in trading securities	(3,556,519)	(381,370)	(3,175,149)	833%
Total other (expense) income	(3,755,649)	(1,228,215)	(2,527,434)	206%

Loss before income taxes	(4,597,998)	(3,188,224)	(1,409,774)	44%

Income tax expenses	-	(3,300)	3,300	100%
Net loss	$(4,597,998)	$(3,191,524)	(1,406,474)	44%

Revenues. Our total revenue increased by approximately $0.6 million, or 94%, from approximately $0.6 million in fiscal year 2024, to $1.2 million in fiscal year 2025, primarily attributable to increase in revenue from consulting services to clients in Hong Kong and Singapore.

We provided services to five and eight customers for the years ended July 31, 2025 and 2024, respectively. The service completed in fiscal year 2025 were mainly for phase I work.

Selling expenses. Our selling expenses primarily consisted of advertising and promotion expenses. Selling expenses decreased by approximately $0.2 million, or 64%, from approximately $0.3 million in year ended July 31, 2024 to approximately $0.1 million in the year ended July 31, 2025. The decrease was primarily due to a decrease of amortization expenses of approximately $0.2 million TV promotion videos.

As a percentage of sales, our selling expenses were 10% and 54% of our total revenues for the fiscal years ended July 31, 2025 and 2024, respectively.

General and administrative expenses. Our general and administrative expenses primarily consisted of salary and welfare expenses of management and administrative team, professional expenses, and office expenses. The general and administrative expenses decreased by $0.4 million, or 15%, from approximately $2.3 million for the year ended July 31, 2024, to $1.9 million for the year ended July 31, 2025. The decrease was primarily due to decrease of payroll expenses from the compensation adjustments following changes in executive leadership roles.

Reversal of provision against accounts receivable due from a related party. For the fiscal year ended July 31, 2024, we reversed provision of $19,103 against the accounts receivable due from Huaya.

Loss from investment in trading securities. Loss from investment in trading securities represented fair value changes from investment in trading securities, which was measured at market price. For the fiscal years ended July 31, 2025 and 2024, we recorded an investment loss of approximately $3.6 million and $0.4 million, respectively.

Income taxes. We are incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, we are not subject to tax on income or capital gains in the British Virgin Islands. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

ATIF Inc, ATIF BD, ATIF BC and ATIF BM were established in the U.S and are subject to federal and state income taxes on their business operations. The federal tax rate is 21% and state tax rate is 8.84%. We also evaluated the impact from the tax reforms in the United States, including the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and Health and Economic Recovery Omnibus Emergency Solutions Act (“HERO Act”), which were both passed in 2020, No material impact on the ATIF US is expected based on our analysis. We will continue to monitor the potential impact going forward.

For the year ended July 31, 2025 and 2024, we recognized income tax expenses $nil and $3,300, respectively.

Net loss. As a result of foregoing, net loss was approximately $4.6 million for the fiscal year ended July 31, 2025, an increase of loss of $1.4 million from net loss of $3.2 million in fiscal year 2024.

Comparison of Operation Results for the Years Ended July 31, 2024 and 2023

The following table summarizes the results of our operations for the fiscal years ended July 31, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the years ended		Changes
	July 31, 2024	July 31, 2023	Amount Increase (Decrease)	Percentage Increase (Decrease)

Revenues – third parties	$420,000	$1,150,000	$(730,000)	(63)%
Revenues – a related party	200,000	1,300,000	(1,100,000)	(85)%
Revenues	$620,000	$2,450,000	$(1,830,000)	(75)%

Operating expenses:
Selling expenses	333,500	207,238	126,262	61%
General and administrative expenses	2,265,612	2,241,626	23,986	1%
(Reversal of provision) provision against accounts receivable due from a related party	(19,103)	762,000	(781,103)	(103)%
Total operating expenses	2,580,009	3,210,864	(630,855)	(20)%

Loss from operations	(1,960,009)	(760,864)	1,199,145	158%

Other income (expenses):
Interest income, net	26	1,874	(1,848)	(99)%
Other (expenses) income, net	(846,871)	314,518	(1,161,389)	(369)%
Provision against due from buyers of LGC	-	(2,654,767)	(2,654,767)	(100)%
(Loss) gain from investment in trading securities	(381,370)	192,102	(573,472)	(299)%
Gain from disposal of subsidiaries and VIE	-	56,038	(56,038)	(100)%
Total other expense, net	(1,228,215)	(2,090,235)	(862,020)	(41)%

Loss before income taxes	(3,188,224)	(2,851,099)	337,125	12%

Income tax provision	(3,300)	(31,200)	(27,900)	(89)%
Net loss	$(3,191,524)	$(2,882,299)	$309,225	11%

Revenues. Our total revenue decreased by approximately $1.8 million, or 75%, from approximately $2.5 million in fiscal year 2023, to approximately $0.6 million in fiscal year 2024, primarily attributable to a decrease of approximately $0.7 million and $1.1 million, respectively, from consulting services to third parties and related parties.

The decrease in revenues from third parties was primarily because we provided listing related consulting services for seven customers and earned consulting service fees of approximately $0.4 million for the fiscal year ended July 31, 2024, while we provided phase completed phase I and phase II services for two customers and earned consulting service fees of approximately $1.2 million for the fiscal year ended July 31, 2023. The phase I and phase II service fees are higher than listing related consulting services, because the phase I and phase II services take longer time.

The decrease in revenues from related parties was primarily because we provided consulting services to less customers on behalf of related parties. For the fiscal year ended July 31, 2024 and 2023, we provided consulting services to one and two customers on behalf of a related party, respectively.

Selling expenses. Selling expenses increased by approximately $0.1 million, or 61%, from approximately $0.2 million in year ended July 31, 2023 to approximately $0.3 million in the same period ended July 31, 2024. Our selling expenses primarily consisted of promotion and advertising expenses. The increase in our selling expenses was primarily due to an increase of amortization expenses of approximately $0.1 million for TV promotion videos.

As a percentage of sales, our selling expenses were 54% and 8% of our total revenues for the fiscal years ended July 31, 2024 and 2023, respectively.

General and administrative expenses. Our general and administrative expenses kept stable at $2.3 million and $2.2 million for the fiscal years ended July 31, 2024 and 2023, respectively. Our general and administrative expenses primarily consisted of salary and welfare expenses of management and administrative team, professional expenses, office expenses, operating lease expenses. The increase in general and administrative expenses was primarily due to an increase of legal expenses of approximately $0.5 million for legal proceedings with both Boustead Securities, LLC and J.P Morgan Securities LLC, partially offset by a decrease of approximately $0.2 million in rental expenses because we modified an office lease agreement, a decrease of approximately $0.1 million in payroll expenses because we adjusted monthly payroll expenses to Mr. Jun Liu from $20,000 to $1 since February 2024, and a decrease of approximately $0.1 million in office expenses.

As a percentage of sales, our general and administrative expenses were 365% and 91% of our total revenues for the fiscal years ended July 31, 2024 and 2023, respectively.

(Reversal of provision) provision against accounts receivable due from a related party. For the fiscal year ended July 31, 2023, we provided full provision of $762,000 against the accounts receivable due from Huaya as the management assessed it is remote to collect the outstanding balance. For the fiscal year ended July 31, 2024, we reversed provision of $19,103 against the accounts receivable due from Huaya.

Provision against due from buyers of LGC. For the fiscal year ended July 31, 2023, we provided full provision of $2,654,767 against the balances due from buyers of LGC as the management assessed it is remote to collect the outstanding balance. The balance due from buyers of LGC arose from our disposition of 51.2% of the equity interest of LGC in January 2021. We did not incur such expenses for the fiscal year ended July 31, 2024.

Loss (gain) from investment in trading securities. Loss (gains) from investment in trading securities represented fair value changes from investment in trading securities, which was measured at market price. For the fiscal years ended July 31, 2024 and 2023, we recorded an investment loss of approximately $0.4 million and an investment gain of approximately $0.2 million, respectively.

Income taxes. We are incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, we are not subject to tax on income or capital gains in the British Virgin Islands. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

ATIF Inc, ATIF BD, ATIF BC and ATIF BM were established in the U.S and are subject to federal and state income taxes on its business operations. The federal tax rate is 21% and state tax rate is 8.84%. We also evaluated the impact from the recent tax reforms in the United States, including the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and Health and Economic Recovery Omnibus Emergency Solutions Act (“HERO Act”), which were both passed in 2020, No material impact on the ATIF US is expected based on our analysis. We will continue to monitor the potential impact going forward.

Income tax expense was $3,300 for the fiscal years ended July 31, 2024, because three of our US subsidiaries are subject to state taxes during the year of 2024. Income tax expense was $31,200 for the fiscal years ended July 31, 2023, because our USA subsidiaries were making taxable income during the year of 2023.

Net loss. As a result of foregoing, net loss was approximately $3.2 million for the fiscal year ended July 31, 2024, an increase of $0.3 million from net loss of $2.9 million in fiscal year 2023.

B. Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations, working capital loans from our major shareholders, proceeds from our initial public offering, and equity financing through public offerings of our securities. We plan to support our future operations primarily from cash generated from our operations and cash on hand. However, the Company may need to raise the cash flow from related parties, and there is no assurance that the Company will be able to obtain funds on commercially acceptable terms, if at all.

Liquidity and Going concern

For the year ended July 31, 2025 and 2024, we reported a net loss of approximately $4.6 million and $3.2 million, respectively, and operating cash outflows approximately $2.5 million and approximately $0.1 million. In assessing the ability to continue as a going concern, we monitor and analyze cash and our ability to generate sufficient cash flow in the future to support our operating and capital expenditure commitments. A history of net losses from operations, cash out from operating activities, and the requirement of additional capital to fund our current operating plan during the year ended July 31, 2025, these factors indicate the existence of an uncertainty that raises substantial doubt about our ability to continue as a going concern.

In January 2025, we issued and sold 212,222 ordinary shares to certain non-affiliated institutional investors at a price of US$22.5 per share for gross proceeds of US$4.8 million. We recorded net proceeds of approximately $4.8 million.

In February 2025, we issued and sold 87,778 ordinary shares at a price of US$18 per share, and pre-funded warrants to purchase up to 49,309 Ordinary Shares, and in a concurrent private placement, restricted warrants to purchase an aggregate of up to 137,086 Ordinary Shares to certain non-affiliated institutional investors for gross proceeds of US$2.5 million. We recorded net proceeds of approximately $2.1 million.

In July 2025, we issued and sold 301,932 ordinary shares to certain purchasers whom are “non-U.S. Persons” at a price of US$6.624 per share for gross proceeds of US$2 million. We recorded net proceeds of approximately $2 million.

On June 30, 2025, the board of directors of the Company approved the reverse share split of the Ordinary Shares, at a ratio of 1-for-18, to be effective at the open of business on Friday, August 8, 2025. As required by U.S. GAAP, the above share and per share data have been retroactively restated to reflect reverse stock split effected on August 8, 2025.

As of July 31, 2025, we had cash of approximately $9.0 million, accounts receivables of approximately $0.8 million and short-term investments in trading securities of approximately $0.1 million, which were highly liquid. On the other hand, we had current liabilities of approximately $0.8 million. The cash and short-term investments in trading securities could well cover the current liabilities. Our ability to continue as a going concern is dependent on management’s ability to successfully execute our business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtain financing from outside sources.

We have not declared nor paid any cash dividends to our shareholders. We do not plan to pay any dividends out of our restricted net assets as of July 31, 2025.

The following table sets forth summary of our cash flows for the years indicated:

	For the Years Ended July 31,
	2025	2024	2023

Net cash used in operating activities	(2,457,396)	(120,483)	(2,333,899)
Net cash provided by (used in) investing activities	1,262,072	(1,579,955)	459,816
Net cash provided by financing activities	8,896,719	2,343,792	729,968

Net increase (decrease) in cash	7,701,395	643,354	(1,144,115)
Cash, beginning of year	1,249,376	606,022	1,750,137

Cash, end of year	$8,950,771	$1,249,376	$606,022

Operating Activities

Net cash used in operating activities was approximately $2.5 million in fiscal year ended July 31, 2025. Net cash used in operating activities was primarily comprised of net loss of approximately $4.6 million, adjusted for loss of approximately $3.6million from investment in trading securities, and net changes in our operating assets and liabilities, principally comprising of (i) an increase of $0.6 million in accounts receivable attributed to the increase in revenue, (ii) an increase of $0.5million in prepaid expenses and other current assets, and (iii) a decrease of approximately $0.5 million in accounts payable, accrued expenses and other current liabilities mainly because we paid litigation liabilities of approximately $0.8 million.

Net cash used in operating activities was approximately $0.1 million in fiscal year ended July 31, 2024. Net cash used in operating activities was primarily comprised of net loss of approximately $3.2 million, adjusted for loss of approximately $0.4 million from investment in trading securities, and net changes in our operating assets and liabilities, principally comprising of (i) a decrease of accounts receivable of approximately $0.7 million due from third parties and $0.4 million due from a related party, respectively. The decrease was because we collected outstanding balance due from customers, (ii) a decrease of prepaid expenses and other current assets of approximately $0.3 million, which was due to amortization of advertising service fees, and (iii) an increase of accrued expenses and other current liabilities of approximately $1.3 million.

Net cash used in operating activities was approximately $2.3 million in fiscal year ended July 31, 2023. Net cash used in operating activities was primarily comprised of net loss of approximately $2.9 million, adjusted for provision of approximately $2.7 million against due from buyers of LGC, and provision of approximately $0.8 million against accounts receivable due from a related party, and net changes in our operating assets and liabilities, principally comprising of (i) an increase of accounts receivable of approximately $0.7 million due from third parties and approximately $0.6 million due from a related party, respectively. The increase was in line with increase of revenues, and (ii) a decrease of accrued expenses and other current liabilities of approximately $2.0 million as the Company was no longer liable to an investment bank for loss making since disposal of ATIF GP.

Investing Activities

Net cash provided by investing activities was $1.3 million in fiscal year 2025, primarily consisting of net proceeds from investment in trading securities of approximately $0.4 million and collection of borrowings from a related party of $0.9 million.

Net cash used in investing activities was approximately $1.6 million in fiscal year 2024, primarily consisting of loans of approximately $0.9 million made to a related party and investment of approximately $0.7 million in trading securities.

Net cash provided by investing activities was approximately $0.4 million in fiscal year 2023, primarily consisting of proceeds of approximately $0.3 million from disposal of investments in two equity securities, redemption of $94,799 from short-term investments, proceeds of $72,000 from disposal of property and equipment, and collection of loans of $59,000 from a related party, partially offset against loans of approximately $0.1 million made to a related party.

Financing Activities

Net cash provided by financing activities was approximately $8.9 million in fiscal year 2025, which represented proceeds from issuance of ordinary shares and warrants.

Net cash provided by financing activities was approximately $2.3 million in fiscal year 2024, which was provided by proceeds of approximately $2.3 million from issuance of ordinary shares pursuant to a private placement

Net cash provided by financing activities was approximately $0.7 million in fiscal year 2023, which was provided by borrowings of approximately $0.7 million from a related party.

C. Research and development, patents, and licenses, etc.

Please refer to Item 4 Subparagraph B “Information on the Company—Business Overview—Research and Development”, “Information on the Company—Business Overview— Trademarks, Copyrights, Patents and Domain Names” and “Information on the Company—Business Overview—Licenses, Permits and Government Regulations.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Critical Accounting Estimates

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and related allowance for doubtful accounts, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, inventory reserve, goodwill impairment, income taxes related to realization of deferred tax assets and uncertain tax position, provisions necessary for contingent liabilities and contingent consideration. The current economic environment has increased the degrees of uncertainty inherent in those estimates and assumptions, actual results could differ from those estimates.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

As of the date of this annual report, our directors and executive officers are as follows:

Name	Age	Position(s)
Dr. Kamran Khan	41	Chief Executive Officer, Chairman and Director
Shibin Yu	42	Chief Financial Officer and Director
Zhelun Zhou	28	Independent Director
Syed Iqbal Sha	37	Independent Director
Yingying Guo	38	Independent Director

Below is a summary of the business experience of each of our executive officers and directors:

Dr. Kamran Khan has served as the chief technology officer of Malipo Fintech Co., Ltd. in South Africa from January 2021 until his appointment with the Company. Dr. Khan was also a researcher in AI research in the University of Florida from January 2007 to October 2020. Dr. Khan received a doctorate degree in Computer Science and Technology from the University of Copenhagen, Denmark in 2011, and a Master of Digital Media Technology (Engineering) from the University of Florida.

Shibin Yu has served as the Chief Financial Officer of UTime Limited (Nasdaq: WTO) since December 2019 and has been the financial manager and controller of UTime SZ since March 2019. From June 2017 to March 2019, Mr. Yu served as a senior associate at BDO China Shu Lun Pan Certified Public Accountants LLP. From November 2013 to April 2017, Mr. Yu served as the Taxation Supervisor at Edan Instruments, Inc, a Medical Electronic Equipment manufacturer (currently publicly traded on SZSE: 300326). From February 2012 to September 2013, Mr. Yu served as the Accounting Head at Shenzhen Dazu Photovoltaic Technology Co., Ltd, a photovoltaic equipment provider. Mr. Yu received a B.A. from Dezhou University. Mr. Yu is also qualified as a Certified Public Accountants in China and is a CFA Charterholder.

Zhelun Zhou has served as the assistant controller of the finance department of Green Giant Inc from March 2023 to April 2024. From October 2022 to January 2023, Mr. Zhou served as a financial services office auditor at Ernst & Young Hua Ming LLP Shanghai Branch. Mr. Zhou received a bachelor’s degree in accounting and finance from the University of Birmingham in 2020, and a master’s degree in psychological sciences from the University College London in 2021.

Syed Iqbal Shah has served the general manager of Market Masters since September 2020 where he plans and designs IM products. Mr. Shah also served as an AI designer at Ronald Lu & Partners from 2014 to 2020. Mr. Shah received a bachelor’s degree in information technology from University of California, Berkeley in 2014.

Yingying Guo founded Shenzhen Yucai Consulting Management Co., Ltd. in 2016 and serves as its Chief Financial Officer. From October 2015 to May 2016, Mr. Guo served as a financial manager of Xiake Internet Financial Services Co., Ltd. Mr. Guo also served as a financial supervisor of Shenzhen Wantong Financing Guarantee Co., Ltd. from March 2013 to May 2016. Mr. Yingying Guo received a bachelor’s degree in accounting from Jiangnan University in China in 2010.

None of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Board Diversity

Our board of directors desires to seek members from diverse professional backgrounds who combine a strong professional reputation and knowledge of our business and industry with a reputation for integrity. Our board of directors does not have a formal policy with respect to diversity and inclusion but is in process of establishing a policy on diversity. Diversity of experience, expertise and viewpoints is one of many factors the nominating and corporate governance committee considers when recommending director nominees to our board of directors. Further, our board of directors is committed to actively seeking highly qualified women and individuals from minority groups to include in the pool from which new candidates are selected. Our board of directors also seeks members that have experience in positions with a high degree of responsibility or are, or have been, leaders in the companies or institutions with which they are, or were, affiliated, but may seek other members with different backgrounds, based upon the contributions they can make to our company.

We believe that our current board composition reflects our commitment to diversity in the areas of gender and professional background.

Board Diversity Matrix (as of July 31, 2025)

Total Number of Directors	5
	Female	Male
Part I: Gender Identity
Directors	-	5
Part II: Demographic Background
Asian	-	5

Family relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

Director and Executive Officer Compensation Table

The following table sets forth information regarding the compensation paid to our directors and our executive officers during the year ended July 30, 2025, 2024, and 2023.

	Compensation Paid
Name and Principal Position	Years ended July 30,	Salary (US$)	Bonus (US$)	Other Compensation (US$)	Total (US$)
Dr. Kamran Khan	2025	60,000	-	-	60,000
President and Chairman, and CEO of ATIF	2024	-	-	-	-
	2023	-	-	-	-
Shibin Yu	2025	50,000			50,000
CFO of ATIF	2024	-	-	-	-
	2023	-	-	-	-
Zhelun Zhou	2025	30,000			30,000
Independent Director	2024
	2023
Syed Iqbal Shah	2025	35,000			35,000
Independent Director	2024
	2023
Yingying Guo	2025	25,000			25,000
Independent Director	2024
	2023

We are required by PRC laws and regulations to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment, and other statutory benefits. We paid retirement and similar benefits for our executive officers for the fiscal years ended July 31, 2025, 2024 and 2023.

Benefit Plans

We do not have any profit sharing plan or similar plans for the benefit of our officers, directors or employees. However, we may establish such plan in the future.

Equity Compensation Plan Information

We do not have any equity compensation plan or similar plans for the benefit of our officers, directors or employees. However, we may establish such plan in the future.

Outstanding Equity Awards as of July 31, 2025

We had no outstanding equity awards as of July 31, 2025.

Nonqualified Deferred Compensation

Our named executive officers did not participate in, nor earn any benefits under, a nonqualified deferred compensation plan during the fiscal year ended July 31, 2025.

Hedging or Offsetting Against Compensatory Securities

We have adopted a policy that our employees (including officers) and directors shall not purchase securities or other financial instruments, or otherwise engage in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of equity securities granted as compensation to, or held directly or indirectly by, those persons.

We also have adopted a formal claw-back policy for the recovery of incentive-based executive compensation erroneously awarded to executive officers based on misstated financial reporting measures once Nasdaq’s listing standards.

Employment Agreements and Arrangements

Pursuant to employment agreements, the form of which is filed as Exhibit 10.3 to our F-1 registration statement filed with the SEC on December 11, 2018, we agree to employ each of our executive officers for a specified time period, which will be renewed upon both parties’ agreement one month before the end of the current employment term, with cash compensation payable accordingly. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, misconducts himself and such conduct being inconsistent with the due and faithful discharge of the employee’s material duties, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

Our employment agreement with Jun Liu, our former President and CEO, is for a term of three years beginning on June 6, 2019, and provides for an annual salary of $240,000. On July 10, 2020, we amended our employment agreement with Jun Liu to clarify that he had ceased to be employed as our CEO and had been appointed as our president. On August 4, 2021, we amended our employment agreement with Jun Liu to include his appointment as the chief executive officer. On February 29, 2024, we entered into a new employment agreement for a term of three years beginning on February 1, 2024 with Jun Liu which provides for a monthly salary of $1.

On April 29, 2024, the Company entered into a deferred salary conversion agreement (“Deferred Salary Conversion Agreement”) with Mr. Jun Liu, the president, chief executive officer and chairman of the board of directors of the Company.

Pursuant to the Agreement, the Company agreed to issue and Mr. Liu agreed to accept 384,478 ordinary shares (“Deferred Salary Debt Shares”), $0.001 par value in lieu of an unpaid salary of $349,875 owed to Mr. Liu at a per share price of $0.91 which was the Nasdaq consolidated closing bid price per share of the Company’s ordinary shares on April 29, 2024.

Effective on January 22, 2025, Jun Liu resigned from his positions as the Chief Executive Officer, director and Chairman of the board of directors.

Effective January 22, 2025, the Board appointed Dr. Kamran Khan as the Chief Executive Officer of the Company, director and Chairman of the Board, to fill the vacancy created by the resignation of Jun Liu. Dr. Kamran Khan receives a monthly salary of $10,000 pursuant to his employment agreement with the Company.

Our employment agreement with Yue Ming, our CFO, is for a term of three years beginning on August 9,2021, and provides for an annual salary of US$36,566.

Effective on February 20, 2025, Yue Ming resigned from her positions as the Chief Financial Officer and director of the board of directors.

Effective February 20, 2025, the Board appointed Shibin Yu as the Chief Financial Officer of the Company and director of the Board, to fill the vacancy created by the resignation of Yue Ming. Shibin Yu receives a monthly salary of $10,000 pursuant to his employment agreement with the Company.

Other Benefits

Our employees are eligible to participate in various employee benefit plans, including medical, dental, and vision care plans, flexible spending accounts for health and dependent care, life, accidental death and dismemberment, disability, and paid time off.

C. Board Practices

Pursuant to our amended and restated articles of association, the minimum number of directors shall consist of not less than one person. Unless removed, died or resigned, each director shall be appointed for a term fixed by the resolution of members or resolution of directors appointing the director; otherwise the director serves indefinitely until his removal, death, or resignation.

Board of Directors

Our board of directors consist of five directors as of the date of this annual report. Our board of directors is responsible for establishing broad corporate policies and for overseeing our overall performance. Our board of directors reviews significant developments affecting us and acts on other matters requiring its approval.

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

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. All of our executive officers are appointed by and serve at the discretion of our board of directors. Our current directors were re-elected by our shareholders at our 2024 Annual General Meeting, which was held on July 26, 2024, until the next shareholders meeting and until their successors are duly elected and qualified.

Qualification

There is currently no shareholding qualification for directors.

Board Composition, Committees and Independence

Under the rules of NASDAQ, “independent” directors must make up a majority of a listed company’s Board of Directors. In addition, applicable NASDAQ rules require that, subject to specified exceptions, each member of a listed company’s audit and compensation committees be independent within the meaning of the applicable NASDAQ rules. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act.

Our Board has undertaken a review of the independence of each director and considered whether any director has a material relationship with us that could compromise the director’s ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our Board determined that Zhelun Zhou, Syed Iqbal Sha, and Yingying Guo are independent directors as defined in the listing standards of NASDAQ and SEC rules and regulations. A majority of our directors are independent, as required under applicable NASDAQ rules. As required under applicable NASDAQ rules, our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Copies of the charters for each committee are available at http://ir.atifchina.com. Each committee’s members and functions are described below.

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

Director Qualifications

In accordance with its charter, our nominating and corporate governance committee develops and recommends to our board of directors appropriate criteria, including desired qualifications, expertise, skills and characteristics, for selection of new directors and periodically reviews the criteria adopted by our board of directors and, if appropriate, recommends changes to such criteria.

D. Employees

As of July 31, 2025, we had six full-time employees, including five in China and one in America. None of our employees are subject to collective bargaining agreements governing their employment with us.

None of our employees are represented by a union. We believe that our relationship with our employees has historically been good, and this is expected to continue.

The functional distribution of our full-time employees as of July 31, 2025 is as follows:

Function	Number
Executive Office	1
Legal Department	1
Financial Department	2
IPO Department	1
Marketing Department	1
Total	6

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 10,313,373 Ordinary Shares outstanding as of December 3, 2025.

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

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers(1):
Dr. Kamran Khan	0	0%
Shibin Yu	0	%
Zhelun Zhou	0	%
Syed Iqbal Shah	0	%
Yingying Guo	0	%
All directors and executive officers as a group (five persons):	0	0%

5% Shareholders:-

*	Less than 1%

(1)	Unless otherwise indicated, the business address of each of the individuals is 420 Goddard, Irvine, CA 92618.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

N/A

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B. Related Party Transactions

In the ordinary course of business, from time to time, we carry out other transactions and enter into other arrangements with other related parties. None of these transactions or arrangements are considered to be material except for the following.

The table below sets forth the major related parties and their relationships with the Company, with which the Company entered into transactions during the years ended July 31, 2025, 2024 and 2023, or recorded balances as of July 31, 2025 and 2024.

Name	Relationship with the Company
Mr. Jun Liu*	The former Chief Executive Officer of the Company
Huaya	Wholly owned by Mr. Pishan Chi, the former Chief Executive Officer of the Company
Asia International Securities Exchange Co., Ltd.	Wholly owned by Mr. Jun Liu
Zachary Group LLC (“Zachary Group”)	Wholly owned by Mr. Jun Liu

* On January 22, 2025, Mr. Jun Liu resigned from his position as the Chief Executive Officer, director and Chairman of the board of directors of the Company, effective immediately. In accordance with applicable accounting standards (ASC 850), he and the companies owned by him were no longer considered as related parties.

The table below sets forth our material related party transactions for the periods indicated:

	Year ended July 31,
	2025	2024	2023
Provision of consulting services to related parties
Asia International Securities Exchange Co., Ltd.	$-	$200,000	$1,300,000
	$-	$200,000	$1,300,000

Balances with related parties

	As of July 31,
	2025	2024
Accounts receivable:
Asia International Securities Exchange Co., Ltd.	$-	$200,000
	$-	$200,000

Other receivable:
Asia International Securities Exchange Co., Ltd. (a)	$-	$900,000
	$-	$900,000

(a)	The balance due from Asia International Securities Exchange Co., Ltd. represented a prepayment for security purchase. However, the transaction was subsequently cancelled. The Company fully collected the prepayments.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended the combined and consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

See “Item 4. Information on the Company-B. Business Overview-Legal Proceedings.”

Dividend Policy

We did not declare or pay any dividends for the years ended July 31, 2025, 2024 and 2023.

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Subject to the BVI Act and our memorandum and articles of association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. There is no further British Virgin Islands statutory restriction on the amount of funds which may be distributed by us by dividend.

When considering the distribution of a dividend in the future, our Board will take into account, among other things, the following factors when deciding whether to propose a dividend and in determining the dividend amount: (a) operating and financial results; (b) cash flow situation; (c) business conditions and strategies; (d) future operations and earnings; (e) taxation considerations; (f) interim dividend paid, if any; (g) capital requirement and expenditure plans; (h) interests of shareholders; (i) statutory and regulatory restrictions; (j) any restrictions on payment of dividends; and (k) any other factors that our Board may consider relevant. The payment of dividends, in certain circumstances, may also be subject to the approval of our shareholders, the BVI Act and our amended and restated memorandum and articles of association as well as any other applicable laws. Currently, we do not have any predetermined dividend distribution ratio and we may not declare any dividends for the foreseeable future.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares had been listed on the Nasdaq Capital Market since May 3, 2019, under the symbol “ATIF.” On December 18, 2024, the Company changed the ticker symbol of our ordinary shares listed on the Nasdaq Capital Market from “ATIF” to “ZBAI”.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares had been listed on the Nasdaq Capital Market since May 3, 2019, under the symbol “ATIF.” On December 18, 2024, the Company changed the ticker symbol of our ordinary shares listed on the Nasdaq Capital Market from “ATIF” to “ZBAI”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report our amended and restated memorandum and articles of association, Exhibit 1.1-1.3 attached hereto, the description of our Ordinary Shares (filed as Exhibit 2.2 hereof), and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333- 228750), as amended, initially filed with the SEC on December 11, 2018.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

There are no exchange control regulations or currency restrictions applicable.

E. Taxation

British Virgin Islands Taxation

The British Virgin Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the British Virgin Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the British Virgin Islands. No stamp duty is payable in the British Virgin Islands on the issue of shares by, or any transfers of shares of, British Virgin Islands companies (except those which hold interests in land in the British Virgin Islands). The British Virgin Islands is not party to any double tax treaties that are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the British Virgin Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the British Virgin Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to British Virgin Islands income or corporation tax.

British Virgin Islands Economic Substance Legislation

The British Virgin Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the Economic Substance (Companies and Limited Partnerships) Act, 2018 (the “ESA”) came into force in the British Virgin Islands introducing certain economic substance requirements for British Virgin Islands tax resident companies which are engaged in certain “relevant activities.” However, it is not anticipated that the Company itself will be subject to any such requirements. Although it is presently anticipated that the ESA will have little material impact on the Company or its operations, as the legislation is new and remains subject to further clarification and interpretation it is not currently possible to ascertain the precise impact of these legislative changes on the Company.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	advertising investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a Trust.

Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC (defined below) rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the British Virgin Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

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

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

We were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended July 31, 2025. With any assets held for the production of passive income, it is possible that, for our taxable year ending July 31, 2026 or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse US federal income tax consequences for US taxpayers who are shareholders. We will make this determination following the end of any particular tax year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. However, we must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year.

In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Ordinary Shares are regularly traded on Nasdaq and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

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

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street NE, Washington, D.C. 20549. You may also visit us at https://pavs.ai. However, information contained on our website does not constitute a part of this annual report.

I. Subsidiary Information

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in U.S dollars. In general our exposure to foreign exchange risks should be limited. However, we are exposed to currency risk through our significant cash and cash equivalents held in bank located in the United Arab Emirates, which may be denominated in local currencies. A depreciation of these currencies against the U.S. dollar would lead to a reduction in the U.S. dollar value of these deposits when converted. We have not used any derivative financial instruments to hedge exposure to such risk. We did not have any currency hedging instruments as of December 31, 2025, 2024 and 2023, however, our management monitors movements in exchange rates closely.

Concentration and credit risk

Financial instruments that potentially expose our Company to concentrations of credit risk consist primarily of accounts receivable. Our Company generally does not require collateral or other security from our customers. Our Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. Our Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

Interest Rate Risk

Fluctuations in market interest rates may negatively affect our Company’s financial condition and results of operations. Our Company may be exposed to floating interest rate risk on cash deposit and borrowings rate, and such risks due to changes in interest rates are not material. Our Company has not used any derivative financial instruments to manage our Company’s interest risk exposure.

Inflation Risk

We do not believe that inflation has a material effect on our business, financial condition or results of operations, other than its impact on the general economy. Nonetheless, if our costs were to become subject to inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

There is no other information to disclose in response to this Item.

Item 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures.

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of July 31, 2025. Based on that evaluation, our management has concluded that, as of July 31, 2025, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized, and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Our conclusion is based on the fact that we do not have sufficient full-time accounting and financial reporting personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, to address complex U.S. GAAP accounting issues and the related disclosures under U.S. GAAP. In addition, there was a lack of sufficient documented financial closing procedure and a lack of risk assessment in accordance with COSCO 2013 framework. Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, and (iii) establishing an internal audit function and standardizing the Company’s semi-annual and year-end closing and financial reporting processes.

(b)	Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. In assessing our internal control over financial reporting, prior to the offering in April 2019, we have been a private company with limited accounting personnel and other resources to address our internal controls and procedures. Our independent registered public accounting firm, has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the year ended July 31, 2025, we identified four “material weaknesses” in our internal control over financial reporting.

●	We did not have sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP. Specifically, our control did not operate effectively to ensure the appropriate and timely analysis of and accounting for unusual and non-routine transactions and certain financial statement accounts;

●	We have not established an internal control department and had a lack of adequate policies and procedures in internal audit function to ensure that our policies and procedures have been carried out as planned;

●	We have not established sufficient risk assessment in accordance with the requirement of COSCO 2013 Framework; and

●	We did not have sufficient documentations and descriptions on journal entries;

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

Especially for the identified material weakness related to internal control, we will hire experts to improve and test our internal control and the set up a series of standard and recurring internal audit work procedures before July 2025. We schedule to will perform self-assessment of internal control effectiveness on a continuous basis, which will be led by our accounting and risk management department within year 2025. We will also hire more competent personnel and involve professional service companies to help us implement SOX 404 compliance together with the establishment of our internal audit function.

However, we cannot assure you that we will remediate our material weaknesses in a timely manner.

(c)	Attestation report of the registered public accounting firm.

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding the effectiveness of the Company’s internal control over financial reporting, as such report is not required due to the Company’s status as a smaller reporting company.

(d)	Changes in internal control over financial reporting.

Except as disclosed above, there have been no changes in our internal controls over financial reporting that occurred during fiscal year ended July 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Zhelun Zhou qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Zhelun Zhou satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

We adopted a code of ethics as of the date of the filing of our Form F-1, as amended (File Number 333-228750) on December 11, 2018, which is filed thereto as Exhibit 11.1.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Independent Auditor

For the years ended July 31, 2025 and 2024, the Company’s independent public accounting firm were Li CPA LLC and ZH CPA, LLC respectively.

Fees Paid to Principal Independent Registered Public Accounting Firm

The aggregate fees billed by our Independent Registered Public Accounting Firm, for the years ended July 31, 2025 and 2024 are as follows:

	For the Fiscal Years Ended July 31,
	2025	2024
Audit Fees(1)	$150,000	$165,000
Audit-Related Fees(2)	-	-
Tax Fees(3)	-	-
All Other Fees(4)	-	-
Total	$150,000	$165,000

(1)	Audit fees represent fees for professional services provided in connection with the audit of our annual financial statements and the review of our quarterly financial statements and those services normally provided in connection with statutory or regulatory filings or engagements including comfort letters, consents and other services related to SEC matters. This information is presented as of the latest practicable date for this annual report.

(2)	Audit-related fees represent fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and not reported above under “Audit Fees.”

(3)	Li CPA did not provide us with tax compliance, tax advice or tax planning services for the year ended July 31, 2025

(4)	All other fees include fees billed by our independent auditors for products or services other than as described in the immediately preceding three categories. No such fees were incurred during the fiscal years ended July 31, 2025 and 2024.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Li CPA LLC, our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above.

Our independent registered public accounting firm and management are required to periodically report to the audit committee regarding the extent of services provided by our independent registered public accounting firm in accordance with this preapproval, and the fees for the services performed to date.

All of the services relating to the fees described in the table above were approved by our audit committee.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The disclosure regarding the change in the Registrant’s certifying accountant was filed in the Current Report on Form 8-K dated February 26, 2025.

During the two most recent fiscal years and through February 26, 2025, the effective date of the change, the Company has not consulted with the new accountant regarding (1) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and either a written report was provided to the Company or oral advice was provided that the new accountant concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (2) any matter that was the subject of a disagreement or a reportable event described in Items 304(a)(1)(iv) or (v), respectively, of Regulation S-K.

Item 16G. CORPORATE GOVERNANCE

As a British Virgin Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market corporate governance listing standards. However, Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the Nasdaq Capital Market corporate governance listing standards. We intend to follow the following home country practices in lieu of the Nasdaq Listing Rules as follows:

●	Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the British Virgin Islands is that British Virgin Islands corporate law does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent.

●	We do not intend to follow Nasdaq Listing Rule 5620 requirements regarding annual meeting of shareholders or the provision of proxy statements for general meetings of shareholders. Pursuant to British Virgin Islands corporate law, we are not required to hold annual meeting of shareholders. In addition, British Virgin Islands corporate law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in British Virgin Islands. We do intend to provide shareholders with an agenda and other relevant documents for the general meeting of shareholders.

●	We do not intend to follow Nasdaq’s requirements regarding shareholder approval for certain issuances of securities under Nasdaq Listing Rule 5635. Pursuant to British Virgin Islands corporate law and the Company’s memorandum and articles of association, our board of directors is authorized to issue securities including in connection with certain events such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us, rights issues at or below market price, certain private placements and issuance of convertible notes, and the issuance of 20% or more of our outstanding ordinary shares.

Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Capital Market corporate governance listing standards.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. Insider trading policies

Our insider trading policy are included in our code of ethics (as defined in Item 16B(b)) and the code of ethics is filed as an exhibit pursuant to Item 16B(c)(1).

Item 16K. Cybersecurity

Cybersecurity Risk Management and Strategy

Our company recognizes the critical importance of cybersecurity in our digital operations and has established a risk management program to address both internal and external cybersecurity threats. Despite our comprehensive efforts and critical resource allocation, we acknowledge the challenges posed by the evolving nature of cyber threats and the limitations in fully mitigating these risks. We have not observed any significant impacts from known cybersecurity threats or previous incidents on our operational, strategic, or financial aspects. Nevertheless, given the unpredictable nature of cyber threats, we cannot assure complete immunity against potential future impacts.

The likelihood of cybersecurity incidents is influenced by frequency risk factors. External factors include market trends in cybercrime, technological advancements in hacking methods, and geopolitical developments. Internal factors are shaped by our policies, the effectiveness of employee training, and robustness of system updates and maintenance procedures. External cybersecurity incidents events may include and are not limited to service disruptions due to email borne threat activities, ransomware, or denial of service attacks against us or our suppliers, while internal events may comprise of internal threats, subcontractors, or governance failures among other events.

Cybersecurity incident response plans are regularly updated to include structured processes encompassing identification, containment, eradication, recovery, and post-incident review. Continuous monitoring of systems and networks allows for the detection and response to potential cybersecurity threats. Response capabilities are regularly reviewed to align with the evolving cyber threat landscape and processes are fully integrated into our broader risk management system.

Criteria used to determine the materiality of an incident includes, but is not limited to, evaluating the scope, nature, type, systems, data, operational impact, and pervasiveness of the incident. This approach involves continuous oversight and improvement based on evolving cyber threats. Materiality also considers both quantitative and qualitative factors in determining impact.

Third-party engagement processes include risk evaluation across various domains such as cybersecurity, data privacy, supply chain, and regulatory compliance. We are committed to transparently disclosing material and unauthorized cybersecurity incidents involving third-party service providers, considering factors like operational technology system damages, information breaches, and interconnected attacks exploiting vulnerabilities.

Cybersecurity Governance

Our Board of Directors plays a pivotal role in overseeing the organization’s preparedness for cyber threats. This involves a comprehensive understanding of our risk profile, ensuring appropriate cybersecurity controls are in place, regularly reviewing the effectiveness of these measures, and maintaining a robust incident response plan. The Board’s involvement extends beyond compliance and budget approvals to active participation in continuous cybersecurity strategy improvement.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

See the Index to Consolidated Financial Statements accompanying this report beginning page F-1.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
1.2	Amendment No. 1 to Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 1.2 to Form 6-K filed with the Securities and Exchange Commission on September 8, 2021)
1.3	Amendment No. 2 to Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 1.3 to Form 6-K filed with the Securities and Exchange Commission on September 8, 2021)
2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
2.2	Description of registrant’s securities (incorporated herein by reference to Exhibit 4(vi) to the annual report for the year ended July 31, 2022 filed with the Securities and Exchange Commission on November 2, 2022)
2.3	Form of Warrant (incorporated herein by reference to Exhibit 4.1 to Form 6-K filed with the Securities and Exchange Commission on November 4, 2020)
2.4	Form of Placement Agent Warrant (incorporated herein by reference to Exhibit 4.2 to Form 6-K filed with the Securities and Exchange Commission on November 4, 2020)
2.5	Form of Warrant (incorporated herein by reference to Exhibit 4.18 to Form F-1 filed with the Securities and Exchange Commission on April 27, 2021)
2.6	Form of Placement Agent Warrant (incorporated herein by reference to Exhibit 4.19 to Form F-1 filed with the Securities and Exchange Commission on April 27, 2021)
4.1	Agreement of Website (CNNM) Transfer dated September 20, 2018, between ATIF HK and Shenzhen Shangyuan Electronic Commerce Ltd. (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.2	Voting Right Proxy Agreement dated September 30, 2018, between Qiuli Wang and Eno Group (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.3	Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
4.4	Form of Indemnification Agreement between directors and the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)

Exhibit No.	Description
4.5	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to Form 6-K filed with the Securities and Exchange Commission on November 4, 2020)
4.6	Sale and Purchase Agreement regarding issued shares of Leaping Group Co., Ltd. (incorporated herein by reference to Exhibit 99.1 to Form 6-K filed with the Securities and Exchange Commission on January 19, 2021)
4.7	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 4.17 to Form F-1 filed with the Securities and Exchange Commission on April 27, 2021)
4.8	Consulting Agreement entered into between ATIF Holdings Limited and Massimo Motor Sports, LLC dated August 10, 2022 (incorporated herein by reference to Exhibit 10.1 to Form 8-K filed with the Securities and Exchange Commission on August 18, 2022)
4.9	Share Transfer Agreement dated May 20, 2022 between ATIF Holdings Inc. and Pishan Chi (incorporated herein by reference to Exhibit 10.8 to the annual report for the year ended July 31, 2022 filed with the Securities and Exchange Commission on November 2, 2022)
4.10	Form of Securities Purchase Agreement dated August 1, 2022 between ATIF Inc. and Asia Time (HK) International Finance Service Limited (incorporated herein by reference to Exhibit 10.9 to the annual report for the year ended July 31, 2022 filed with the Securities and Exchange Commission on November 2, 2022)
4.11	Form of Securities Purchase Agreement dated January 15, 2025 between ATIF Holdings Limited and certain non-affiliated institutional investors (incorporated herein by reference to Exhibit 10.1 to the current report on Form 8-K initially filed with the Securities and Exchange Commission on January 21, 2025)
4.12	Form of Securities Purchase Agreement dated February 4, 2025 between ATIF Holdings Limited and certain non-affiliated institutional investors (incorporated herein by reference to Exhibit 10.1 to the current report on Form 8-K initially filed with the Securities and Exchange Commission on February 5, 2025)
4.13	Form of Securities Purchase Agreement dated July 15, 2025 between ATIF Holdings Limited and certain “non-U.S. Persons” (incorporated herein by reference to Exhibit 10.1 to the current report on Form 8-K initially filed with the Securities and Exchange Commission on July 22, 2025)
4.14	Form of Securities Purchase Agreement dated October 8, 2025 between ATIF Holdings Limited and certain “non-U.S. Persons” (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K initially filed with the Securities and Exchange Commission on October 15, 2025)
8.1*	List of subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-228750), as amended, initially filed with the Securities and Exchange Commission on December 11, 2018)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1 *	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23.1*	Consent of Li CPA LLC.
23.2*	Consent of ZH CPA, LLC.
101. INS*	Inline XBRL Instance Document
101. SCH*	Inline XBRL Taxonomy Extension Schema Document
101. CAL*	Inline XBRL Taxonomy Calculation Linkbase Document
101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ATIF Holdings Limited

	By:	/s/ Dr. Kamran Khan
	Name:	Dr. Kamran Khan
	Title:	Chief Executive Officer
Date: December 9, 2025

FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of ATIF Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of ATIF Holdings Limited. (the “Company”) as of July 31, 2025, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for the year ended July 31, 2025, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2025, and the result of its operations and its cash flows for the year ended July 31 2025, in conformity with accounting principles generally accepted in the United States of America.

The Company’s ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred significant losses and negative cash flows from operating activities. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Cash and cash equivalents

The Company’s cash and cash equivalents totaled approximately US$8.9 million as of July 31, 2025, representing substantially 93% of the Company’s total cash and cash equivalents that are held in a single foreign financial institution.

We identified and evaluated cash and cash equivalents as a critical audit matter due to the significance of these balances to the financial statements, concentration of cash and cash equivalents in a single financial institution, and the inherent risk of misappropriation.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to this critical audit matter included, among others:

-	Obtaining bank confirmations directly from the financial institutions to verify the existence of bank balances.

-	Reviewing the design and operating effectiveness of internal controls over treasury management.

-	Performing testing on significant transactions on a sampling basis.

-	Evaluate and assess the adequacy of disclosures related to cash and cash equivalents.

/s/ LI CPA, LLC

We have served as the Company’s auditor since 2025.

Aurora Colorado

December 9, 2025

PCAOB ID Number 7093

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

ATIF Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ATIF Holdings Limited and its subsidiaries (the “Company”) as of July 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended July 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended July 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

The Company’s ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred significant losses and negative cash flows from operating activities. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ ZH CPA, LLC

We have served as the Company’s auditor since 2021.
Denver, Colorado
November 13, 2024

ATIF HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

	As of July 31,
	2025	2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$8,950,771	$1,249,376
Accounts receivable	750,000	200,000
Deposits	-	3,000
Investment in trading securities	116,557	424,148
Due from related parties	-	900,000
Prepaid expenses and other current assets	622,091	122,224
Total current assets	10,439,419	2,898,748

Property and equipment, net	-	60,047
Right-of-use lease assets, net	-	53,793
Total Assets	$10,439,419	$3,012,588

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable, accrued expenses and other current liabilities	$505,959	$957,057
Taxes payable	19,985	19,985
Lease liabilities, current	-	11,375
Current portion of long-term payables	250,000	-
Total current liabilities	775,944	988,417

Lease liabilities, noncurrent	-	20,417
Long-term payables	-	250,000
Total liabilities	775,944	1,258,834

Equity
Ordinary shares, $0.001 par value, 100,000,000,000 shares authorized, 1,313,373 shares and 662,081 shares issued and outstanding as of July 31, 2025 and 2024, respectively	23,640	11,917
Additional paid-in capital	45,095,981	32,599,985
Accumulated deficit	(35,456,146)	(30,858,148)
Total Shareholders’ Equity	9,663,475	1,753,754
Total Liabilities and Shareholders’ Equity	$10,439,419	$3,012,588

All share and per share data have been retroactively restated to reflect reverse stock split effected on August 8, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

ATIF HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended July 31,
	2025	2024	2023

Revenues – third parties	$1,200,000	$420,000	$1,150,000
Revenues – a related party	-	200,000	1,300,000
	1,200,000	620,000	2,450,000

Operating expenses
Selling expenses	(120,000)	(333,500)	(207,238)
General and administrative expenses	(1,922,349)	(2,265,612)	(2,241,626)
Reversal (Provision) against accounts receivable due from a related party	-	19,103	(762,000)
Total operating expenses	(2,042,349)	(2,580,009)	(3,210,864)

Loss from operations	(842,349)	(1,960,009)	(760,864)

Other income (expenses)
Interest income	60,916	26	1,874
Other Income (Expense)	(260,046)	(846,871)	314,518
Provision against due from buyers of LGC	-	-	(2,654,767)
Gain (loss) from investment in trading securities	(3,556,519)	(381,370)	192,102
Gain from disposal of subsidiaries and VIE	-	-	56,038
Total other expense, net	(3,755,649)	(1,228,215)	(2,090,235)

Loss before income taxes	(4,597,998)	(3,188,224)	(2,851,099)

Income tax provision	-	(3,300)	(31,200)
Net loss and comprehensive loss	$(4,597,998)	$(3,191,524)	$(2,882,299)

Loss per share – basic and diluted	$(5.57)	$(5.61)	$(5.39)

Weighted Average Shares Outstanding – Basic and diluted	825,518	569,304	534,859

All share and per share data have been retroactively restated to reflect reverse stock split effected on August 8, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

ATIF HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED JULY 31, 2025 AND 2024

	Ordinary Share		Additional paid in	Accumulated	Noncontrolling
	Shares	Amount	capital	deficit	interests	Total
Balance at July 31, 2022	534,859	$9,627	$29,496,350	$(24,784,325)	$(369,045)	$4,352,607
Net loss for the year	-	-	-	(2,882,299)	-	(2,882,299)
Disposal of ATIF GP	-	-	(300,000)	-	369,045	69,045
Balance as at July 31, 2023	534,859	$9,627	$29,196,350	$(27,666,624)	$-	$1,539,353
Issuance of ordinary shares	105,862	1,906	2,341,886	-	-	2,343,792
Net loss for year	-	-	-	(3,191,524)	-	(3,191,524)
Issuance of ordinary shares to settle payroll payable due to a management	21,360	384	349,491	-	-	349,875
Waive of liabilities by a related party	-	-	712,258	-	-	712,258

Balance as at July 31, 2024	662,081	$11,917	$32,599,985	$(30,858,148)	$-	$1,753,754
Net loss for the year	-	-	-	(4,597,998)	-	(4,597,998)
Capital contribution	-	-	3,611,000	-	-	3,611,000
Issuance of ordinary shares	601,983	10,835	7,437,934	-	-	7,448,769
Issuance of warrants	-	-	1,447,950	-	-	1,447,950
Exercise of warrants	49,309	888	(888)	-	-	-

Balance as at July 31, 2025	1,313,373	$23,640	$45,095,981	$(35,456,146)	$-	$9,663,475

All share and per share data have been retroactively restated to reflect reverse stock split effected on August 8, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

ATIF HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended July 31,
	2025		2024	2023
Cash flows from operating activities:

Net loss		$(4,597,998)	$(3,191,524)	$(2,882,299)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization		6,282	112,009	138,805
Amortization of right of use assets		9,000	273,367	434,135
Reversal of provision against accounts receivable due from a related party		-	(19,103)	762,000
Loss on disposal of property and equipment		53,765	-	49,702
Loss from early termination of an operating lease		13,000	7,690	-
Loss from investment in trading securities		3,556,519	381,370	(192,102)
Provision against due from buyers of LGC		-	-	2,654,767
Loss from disposal of a subsidiary		-	-	69,045
Changes in operating assets and liabilities:
Accounts receivable		(550,000)	650,000	(650,000)
Accounts receivable - related parties		-	400,000	(600,000)
Deposits		3,000	83,000	55,000
Prepaid expenses and other current assets		(499,866)	309,636	221,644
Deferred revenue		-	(70,000)	(20,785)
Taxes payable		-	(11,215)	31,200
Accrued expenses and other current liabilities		(451,098)	1,303,432	(1,982,117)
Lease liabilities		-	(349,145)	(422,894)
Net cash used in operating activities		(2,457,396)	(120,483)	(2,333,899)

Cash flows from investing activities
Purchases of property and equipment		-	(5,086)	(1,444)
Proceeds from disposal of property and equipment		-	-	72,000
Net investment in short-term investments		362,072	(674,869)	429,799
Collection (prepayment) made to a related party		900,000	(900,000)	-
Loans to (collection of loans from) a related party		-	-	(40,539)
Net cash provided by (used in) investing activities		1,262,072	(1,579,955)	459,816

Cash flows from financing activities:
Borrowings from a related party		-	-	729,968
Proceeds from issuance of ordinary shares		8,896,719	2,343,792	-
Net cash provided by financing activities		8,896,719	2,343,792	729,968

Net increase (decrease) in cash		7,701,395	643,354	(1,144,115)
Cash, beginning of period		1,249,376	606,022	1,750,137
Cash, end of period		$8,950,771	$1,249,376	$606,022
Check
Supplemental disclosure of cash flow information:
Cash paid for interest expenses		$-	$-	$-
Cash paid for income tax		$6,680	$14,515	$-

Supplemental disclosure of Non-cash financing activities
Right-of-use assets obtained in exchange for operating lease obligations	$		$67,571	$109,492
Issuance of ordinary shares to settle payroll payable due to a management		$-	$349,875	$-
Waive of liabilities by a related party		$-	$712,258	$-
Disposal of right-of-use assets with decrease of operating lease obligations		$-	$799,232	$-
Capital contribution from a shareholder in the form of trading securities		$3,611,000	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

ATIF Holdings Limited (“ATIF” or the “Company”), formerly known as Eternal Fairy International Limited and Asia Times Holdings Limited, was incorporated under the laws of the British Virgin Islands (“BVI”) on January 5, 2015, as a holding company to develop business opportunities in the People’s Republic of China (the “PRC” or “China”). The Company adopted its current name on March 7, 2019. The Company is primarily engaged in providing business advisory and financial consulting services to small and medium-sized enterprise customers.

On October 6 and October 7, 2022, ATIF Inc., a wholly owned subsidiary of ATIF, established ATIF Business Consulting LLC (“ATIF BC”) and ATIF Business Management LLC (“ATIF BM”) under the laws of the State of California of the United States, respectively. On April 25, 2022, the Company established ATIF Investment Limited (“ATIF Investment”) under the laws of BVI. On December 22, 2021, ATIF Inc. established ATIF BD LLC (“ATIF BD”) under the laws of California of the United States.

Enter into a sales agreement of ATIF GP

On January 21, 2021, the Company incorporated ATIF-1 GP, LLC (“ATIF GP”) under the laws of Delaware of the United States. ATIF GP is a wholly owned subsidiary of the Company, and focuses on fund management business.

On February 16, 2021, ATIF-1, LP (“ATIF LP”) was established as a private equity fund through our indirectly-wholly owned subsidiary, ATIF-1 GP, LLC (“ATIF GP”), a Delaware limited liability company, as the general partner. As of July 31, 2022, the Company owns 76.6% limited partner interest in ATIF, LP.  The investment manager for the fund is ATIF Inc.

On August 1, 2022, the Company entered into a sales agreement with a third party, pursuant to which the Company sold all of its equity interest in ATIF GP at the cost of $50,000. The management believed the disposition does not represent a strategic shift because it is not changing the way it is running its consulting business. The Company has not shifted the nature of its operations. The termination is not accounted as discontinued operations in accordance with ASC 205-20. Upon the closing of the Agreement, ATIF GP is no longer our subsidiary and ATIF USA ceased to be the investment manager of ATIF LP.

Disposal of ATIF HK and Huaya

On May 20, 2022, the Company entered into a share transfer agreement with Mr. Pishan Chi, pursuant to which the Company transferred all of its equity interest in ATIF HK and its wholly owned subsidiary, Huaya to Mr. Chi at $nil consideration. Mr. Chi was the Company’s former Chief Executive Officer for the period from July 10, 2020 through August 4, 2021. The transfer of equity interest was closed on May 31, 2022.

The transfer of equity interest in ATIF HK and Huaya was for the purpose of mitigation of restrictions on China-based companies raising capital offshore by the PRC government. Upon the transfer of ATIF HK and Huaya, the Company would continue its effort to provide financial consulting services to clients from North America and other areas. The management believed the disposition does not represent a strategic shift because it is not changing the way it is running its business. The Company has not shifted the nature of its operations, not is it exiting the North America market, which is the Company’s major geographic market area. The termination is not accounted as discontinued operations in accordance with ASC 205-20.

As of July 31, 2025, the Company’s consolidated financial statements reflect the operating results of the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Parent company:
ATIF Holdings Limited (“ATIF”)	January 5, 2015	British Virgin Islands	Parent	Investment holding
Wholly owned subsidiaries of ATIF
ATIF Inc. (“ATIF USA”)	October 26, 2020	USA	100%	Consultancy and information technology support
ATIF Investment LLC (“ATIF Investment”)	April 25, 2022	BVI	100%	Consultancy and information technology support
ATIF BD	December 22, 2021	USA	100% owned by ATIF USA	Consultancy and information technology support
ATIF BC	October 6, 2022	USA	100% owned by ATIF USA	Consultancy and information technology support
ATIF BM	October 6, 2022	USA	100% owned by ATIF USA	Consultancy and information technology support

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – LIQUIDITY AND GOING CONCERN

For the years ended July 31, 2025 and 2024, the Company reported a net loss of approximately $4.6 million and $3.2 million, respectively, and operating cash outflows approximately $2.5 million and approximately $0.1 million. In assessing the Company’s ability to continue as a going concern, the Company monitors and analyzes its cash and its ability to generate sufficient cash flow in the future to support its operating and capital expenditure commitments. A history of net losses from operations, cash out from operating activities, and the requirement of additional capital to fund the Company’s current operating plan for the year ended July 31, 2025, these factors indicate the existence of an uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern.

In January 2025, the Company issued and sold 212,222 ordinary shares to certain non-affiliated institutional investors at a price of US$22.5 per share for gross proceeds of US$4.8 million. The Company recorded net proceeds of approximately $4.8 million.

In February 2025, the Company issued and sold 87,778 ordinary shares at a price of US$18 per share, and pre-funded warrants to purchase up to 49,309 Ordinary Shares, and in a concurrent private placement, restricted warrants to purchase an aggregate of up to 137,086 Ordinary Shares to certain non-affiliated institutional investors for gross proceeds of US$2.5 million. The Company recorded net proceeds of approximately $2.1 million.

In July 2025, the Company issued and sold 301,932 ordinary shares to certain purchasers whom are “non-U.S. Persons” at a price of US$6.624 per share for gross proceeds of US$2 million. The Company recorded net proceeds of approximately $2 million.

On June 30, 2025, the board of directors of the Company approved the reverse share split of the Ordinary Shares, at a ratio of 1-for-18, to be effective at the open of business on Friday, August 8, 2025. As required by U.S. GAAP, the above share and per share data have been retroactively restated to reflect reverse stock split effected on August 8, 2025.

As of July 31, 2025, the Company had cash of approximately $9.0 million, accounts receivables of approximately $0.8 million and short-term investments in trading securities of approximately $0.1 million, which were highly liquid. On the other hand, the Company had current liabilities of approximately $0.8 million. The cash and short-term investments in trading securities could well cover the current liabilities. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtain financing from outside sources.

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

The consolidated financial statements of the Company include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

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

Accounts Receivable, net

On August 1, 2023, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets. The adoption of the guidance had no impact on the allowance for credit losses for accounts receivable.

After the adoption of ASU 2016-13, The Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of operations and comprehensive loss. The Company uses loss-rate methods to estimate allowance for credit loss. The Company assesses collectability by reviewing accounts receivable on an individual basis because the Company had limited customers and each of them has difference characteristics, primarily based on business line and geographical area. In determining the amount of the allowance for credit losses, the Company multiplied the loss rate with the amortized cost of accounts receivable. The loss rate refers to the corporate default rate published by credit rating companies, which considers current economic conditions, reasonable and supportable forecasts of future economic conditions. Delinquent account balances are written-off against the allowance for credit losses after management has determined that the likelihood of collection is not probable.

Investment in Trading Securities

Equity securities not accounted for using the equity method are carried at fair value with changes in fair value recorded in the consolidated statements of operations and comprehensive income (loss), according to ASC 321 “Investments — Equity Securities”. During the year ended July 31, 2025 and 2024, the Company purchased certain publicly-listed equity securities through various open market transactions and accounted for such investments as “investment in trading securities” and subsequently measure the investments at fair value. In addition, during the year ended July 31, 2025, the Company was also granted ordinary shares of a listed company as capital contribution from a shareholder. The Company initially accounted for the share as “investment in trading securities” at fair value by reference to the prevailing market price on shares grant date, and subsequently measure the share awards at fair value. The Company recognized a loss of $3,556,519 and $381,370 and a gain of $192,102 from investment in trading securities for the years ended July 31, 2025, 2024 and 2023, respectively.

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

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive loss as other income or expenses.

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

For the years ended July 31, 2025, 2024 and 2023, the Company did not record impairment against long-lived assets.

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

Fair value of investment in trading securities are based on quoted prices in active markets. The carrying amounts of the Company’s other financial instruments including cash and cash equivalents, accounts receivable, deposits, due from and due to related parties, other current assets, accounts payable, and accrued expenses and other current liabilities approximate their fair values because of the short-term nature of these assets and liabilities. For lease liabilities and long-term payable, fair value approximates their carrying value at the year-end as the interest rates used to discount the host contracts approximate market rates. For the years end July 31, 2025 and 2024, there are no transfers between different levels of inputs used to measure fair value.

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

For the years ended July 31, 2025, 2024 and 2023, the Company primarily generated revenues from consulting services to customers who would like to go public. As of July 31, 2025, the Company had uncompleted performance obligation s of $2.2 million.

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

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company did not have unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of July 31, 2025. As of July 31, 2025, all of the Company’s income tax returns for the tax years ended December 31, 2019 through December 31, 2024 remain open for statutory examination by relevant tax authorities.

Loss per Share

The Company computes loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net loss divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended July 31, 2025, 2024 and 2023, there were no dilutive shares.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Operating Leases

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

Government grants

Government grants include cash subsidies from various government agencies received by the subsidiaries of the Company. Government grants are recognized as other income when all conditions attached to the grants are fulfilled and recorded in the unaudited condensed consolidated statements of operations and comprehensive loss. For the fiscal years ended July 31, 2025 and 2024, the Company received Employee Retention Tax Credit of $nil and $51,896 from Internal Review Service (“IRS”) of the United States.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are formulated based upon the local currencies.

Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s CODM is Dr. Kamran Khan, the CEO.

The Company’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but not limited to, customer base, homogeneity of service and technology. The Company’s operating segments are based on such organizational structure and information reviewed by the CODM to evaluate the operating segment results. Based on management’s assessment, the management has determined that the Company now operates in one operating segment with one reporting segment as of July 31, 2025 and 2024, which is the consulting service business.

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

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainty

(a)	Credit risk

As of July 31, 2025, the Company held cash and cash equivalents of $630,824 deposited in the bank located in the U.S., which were insured by FDIC up to $250,000, and held and cash and cash equivalents of $8,319,947 deposited in the bank located in the United Arab Emirates, which is not insured by FDIC.

(b)	Concentration risk

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

The Company has a concentration of its revenues and receivables with specific customers. For the year ended July 31, 2025, four customers accounted for 83% of the Company’s consolidated revenue, with each customer contributing an equal share to the total revenue. For the year ended July 31, 2024, two customers accounted for 40% and 32% of the Company’s consolidated revenue, respectively. For the year ended July 31, 2023, three customers accounted for 53%, 25% and 22% of the Company’s consolidated revenue, respectively.

As of July 31, 2025, three customers accounted for 100% of the Company’s consolidated accounts receivable, with each customer contributing an equal share of 33.3%. As of July 31, 2024, one related party customer accounted for 100% of the Company’s consolidated accounts receivable.

For the years ended July 31, 2025, 2024 and 2023, substantially all of the Company’s revenues was generated from providing going public related consulting services to customers. The risk is mitigated by the Company’s effort to transition its consulting services from the China based customers to more international customers.

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

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — Codification Amendments in Response to SEC’s Disclosure Update and Simplification Initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of the above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal. The Company is in the process of evaluating the impact of ASU 2023-06 on the consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures, which emphasizes the importance of providing more granular and detailed expense information in financial statements. The update requires entities to disaggregate expenses by nature and function on the income statement, offering a clearer picture of an entity’s cost structure and operational efficiency. This enhanced disclosure is intended to improve the transparency and comparability of financial reporting. Entities must apply the new guidance retrospectively to all periods presented in the financial statements. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is in the process of assessing the impact of these changes on its financial reporting and will implement the necessary adjustments to comply with the updated standards.

In July 2025, the FASB issued targeted amendments to ASC 326 (Credit Losses) to simplify expected credit loss calculations for long-term consulting contracts with variable payment terms under ASC 606 (Revenue), allowing entities to use practical expedients for low-risk contracts and align loss estimates with revenue recognition timing. The update, effective for annual periods after December 15, 2025 (with interim periods thereafter), permits prospective application to new or modified contracts and early adoption to reduce earnings volatility. The Company is assessing the impact on credit risk disclosures and cash flow forecasting processes for client engagements in volatile industries.

Recently issued ASUs by the FASB, except for the ones mentioned above, have no material impact on the Company’s consolidated results of operations or financial position.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of July 31,
	2025	2024
Prepayment for advertising service fee (a)	$-	$120,000
Prepayment for consulting service fee (b)	600,000	-
Others	22,091	2,224
Total	$622,091	$122,224

(a)

Prepayment for advertising services represents the advance payments made by the Company to a third party advertising company for producing advertising contents. These prepayments were expensed in the second quarter of fiscal year of 2025 when the services were performed.

(b)	The balance includes amounts paid to Mr. Liu Jun, the former CEO of the Company, in advance for consultancy services. These prepaid amounts will be recognized as expense over the period the services are rendered.

NOTE 5 – PROPERTY, PLANT AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of July 31,
	2025	2024
Furniture, fixtures and equipment	$-	$209,290
Less: accumulated depreciation	-	(149,243)
Property and equipment, net	$-	$60,047

Depreciation expense was $6,282, $38,677 and $58,805 for the years ended July 31, 2025, 2024 and 2023, respectively.

In November 2024, the lease agreement with related party lessor was terminated prematurely, resulting in the disposal of all furniture, fixtures, and equipment located at the leased premises. Loss on disposal of the property and equipment was $53,765, which was recorded as other (expense) income in the consolidated statements of operations and comprehensive loss as of for the year ended July 31, 2025.

NOTE 6 – INTANGIBLE ASSETS

Net intangible assets consisted of the following:

	As of July 31,
	2025	2024
Total	$320,000	$320,000
Less: accumulated amortization	(320,000)	(320,000)
Intangible assets	$-	$-

Amortization expense was $nil, $73,331 and $80,000 for the years ended July 31, 2025, 2024 and 2023, respectively.

NOTE 7 – INVESTMENTS IN TRADING SECURITIES

As of July 31, 2025 and 2024, the balance of investments in trading securities represented: (i) certain equity securities of listed companies purchased through various open market transactions by the Company during the relevant periods,. The investments are initially recorded at cost, and subsequently measured at fair value with the changes in fair value recorded in other income (expenses), net in the condensed consolidated statement of operations and comprehensive loss. These securities were sold during the fiscal year 2025 and the balance was $nil and $424,148 as of July 31, 2025 and 2024, respectively; and (ii) 7,850,000 ordinary shares of a listed company (“the Listed Company”) granted by a shareholder as capital contribution. The ordinary shares were granted on October 28, 2024 and were subject to 1933Act restrictions until March 2025. In April 2025, the Board of Directors of the Listed Company approved a reverse share split for its ordinary shares, at a ratio of 1-for-25, which came into effect on May 5, 2025. As a result, the 7,850,000 ordinary shares were consolidated into 314,000 ordinary shares. As of July 31, 2025, the fair value of the 314,000 ordinary shares was $116,557. The Company initially accounted for the share as “investment in trading securities” at fair value by reference to the prevailing market price on shares grant date, and subsequently measure the share awards at fair value.

For the years ended July 31, 2025, 2024 and 2023, the Company recognized a decrease in fair value of investments of $3,556,519 and $381,370 and an increase in fair value of $192,102, respectively, respectively.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – OPERATING LEASES

The Company leased offices space under one non-cancelable operating lease with a related party lessor (Note 10). This lease agreement was terminated in November 2024, resulting in a loss from early termination amounting to $13,000. The loss comprised prepaid rental and lease deposit that were non-recoverable upon early termination, was recorded under other (expense) income in the consolidated statement of operations and comprehensive loss for the year ended July 31, 2025.

During the year ended July 31, 2024, the Company early terminated a car lease arrangement, and recognized losses of $62,282 arising from early termination in the consolidated statements of operations comprehensive loss. The losses of $62,282 was comprised of $7,690 arising from the derecognition of operating right-of-use assets and operating lease liabilities, and $54,592 arising from penalties.

On March 2, 2025, the Company entered into a lease agreement with Sat Hing Pat for a term of one year, securing office space with a monthly rental fee of $1000.

Rent expenses for the years ended July 31, 2025, 2024 and 2023 were $17,000, $240,771 and $497,746, respectively.

NOTE 9 – ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES, AND OTHER LONG-TERM LIABILITIES

Accounts payable, accrued expenses and other current liabilities consisted of the following:

	As of July 31,
	2025	2024
Accounts payable, accrued expenses and other current liabilities:
Accrued litigation fee, current (a)	$-	$750,000
Investment securities payable	-	69,621
Payable to Li Meng (b)-	328,747	-
Accrued payroll	164,585
Accrued rental	5,000
Others	7,627	137,436
	$505,959	$957,057
Current portion of long-term payables:
Accrued litigation fee (a)	250,000	-
Other long-term liabilities:
Accrued litigation fee, noncurrent (a)	$-	$250,000

(a)

On September 24, 2024, the Company and Boustead Securities, LLC (“Boustead”) entered into a settlement agreement, pursuant to which the Company would compensate Boustead in the amount of $1,000,000 (Note 14). The compensation is payable in three instalments, with first instalment of $250,000 payable with execution of settlement agreement, the second instalment of $500,000 payable before March 1, 2025, and the final instalment of $250,000 payable before December 31, 2025. The Company made the first and second instalment payments totaling 750,000 as schedule.

(b)	It represents a refundable advance from Mr. Li Meng for a financial advisory service that was subsequently cancelled. It was recorded in accounts payable, accrued expenses and other current liabilities as of July 31, 2025.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – RELATED PARTY TRANSACTIONS

1)	Nature of relationships with related parties

The table below sets forth the major related parties and their relationships with the Company, with which the Company entered into transactions during the years ended July 31, 2025 and 2024, or recorded balances as of July 31, 2025 and 2024:

Name	Relationship with the Company
Mr. Jun Liu*	The former Chief Executive Officer of the Company
Huaya	Wholly owned by Mr. Pishan Chi, the former Chief Executive Officer of the Company
Asia International Securities Exchange Co., Ltd.	Wholly owned by Mr. Jun Liu
Zachary Group LLC (“Zachary Group”)	Wholly owned by Mr. Jun Liu

*	On January 22, 2025, Mr. Jun Liu resigned from his position as the Chief Executive Officer, director and Chairman of the board of directors of the Company, effective immediately. In accordance with applicable accounting standards (ASC 850), he and the companies owned by him were no longer considered as related parties.

2)	Transactions with related parties

	As of July 31,
	2025	2024	2023
Provision of consulting services to related parties
Asia International Securities Exchange Co., Ltd.	$-	$200,000	1,300,000
	$-	$200,000	$1,300,000

In June 2022, the Company entered into an office lease agreement (“Lease Agreement”) with Zachary Group. Pursuant to the agreement, the Company would lease the office space for a lease term of 5 years, matured in May 2027. The monthly rental fee was $20,000, payable on a monthly basis. On March 1, 2024, the Company and Zachary Group modified the lease agreement to reduce the lease term and office space. The modified agreement was for a lease term of 2 years through February 2026, and monthly rental fee was $3,000, payable on a monthly basis. On November 30, 2024, the Company entered into an agreement with Zachary Group and agreed that the Lease Agreement would be terminated effective November 1, 2024. For the year ended July 31, 2025 and 2024, the Company recorded rental expenses of $12,000 and $95,000, respectively.

For the year ended July 31, 2025, the Company extended a loan of $93,013 to Mr. Jun Liu and subsequently collected loan of same amount from him.

3)	Balances with related parties

As of July 31, 2025 and 2024, the balances due from related parties were as follows:

	As of July 31,
	2025	2024
Accounts receivable:
Asia International Securities Exchange Co., Ltd.	$-	$200,000
	$-	$200,000

Other receivable:
Asia International Securities Exchange Co., Ltd. (a)	$-	$900,000
	$-	$900,000

(a)	The balance due from Asia International Securities Exchange Co., Ltd. represented a prepayment for security purchase. However the transaction was subsequently cancelled. The Company fully collected the prepayments.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – TAXES

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company and ATIF Investment are not subject to tax on income or capital gains in the British Virgin Islands. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

USA

For the US jurisdiction, ATIF Inc., ATIF BD, ATIF BC and ATIF BM are subject to federal and state income taxes on its business operations. The federal tax rate is 21% and state tax rate is 8.84%. The Company also evaluated the impact from the recent tax reforms in the United States, including the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and Health and Economic Recovery Omnibus Emergency Solutions Act (“HERO Act”), which both were passed in 2020, no material impact on the Company is expected based on the analysis. The Company will continue to monitor the potential impact going forward.

For the year ended July 31, 2025, the Company did not incur income tax expenses. For the year ended July 31, 2024, the Company incurred current income tax expenses of $3,300, all of which was state income tax expenses.

The following table reconciles the statutory federal rate of 21% for the years ended July 31, 2025, 2024 and 2023 to the Company’s effective tax rate:

	For the Years Ended July 31,
	2025	2024	2023
	%	%	%
Statutory federal rate	21.0	21.0	21.0
State tax rate, net of statutory federal effect	8.8	8.8	8.8
Rate differential	(8.9)	(17.2)	(23.8)
Permanent difference on non-deductible expenses	(22.6)	(0.1)	(0.1)
Permanent difference on non-taxable income	-	0.5	-
Utilization of net operation losses brought forward	1.7	-	(4.8)
Change in valuation allowance	-	(13.1)	(2.2)
Effective tax rate	-	(0.1)	(1.1)

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – TAXES (continued)

Deferred tax assets and liabilities

The Company’s deferred tax assets and liabilities are comprised of the following:

	As of July 31,
	2025	2024

Net operating losses	$664,513	$743,120
Operating lease	-	-
Property, equipment and others	-	-
Gross deferred tax assets	664,513	743,120

Operating lease	-	(6,565)
Property, equipment and others	-	(10,262)
Gross deferred tax liabilities	-	(16,827)
Gross deferred tax assets, net of gross deferred tax liabilities	664,513	726,293
Less: valuation allowance	(664,513)	(726,293)
Deferred tax assets, net of valuation allowance	$-	$-

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

The Company’s deferred tax assets primarily derived from the net operating loss (“NOL”). For the years ended July 31, 2025, 2024 and 2023, the Company suffered net operating losses due to limited number of customers for ATIF’s consulting service. The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion or all of the deferred tax assets will not be realized. The Company considers many factors when assessing the likelihood of future realization of the deferred tax assets, including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes, and other relevant factors. As of July 31, 2025 and 2024, management believes that the realization of the deferred tax assets appears to be uncertain and may not be realizable in the near future. Therefore, a 100% valuation allowance has been provided against the deferred tax assets.

Uncertain tax positions

The Company accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized and recorded as necessary in the provision for income taxes. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. There were no uncertain tax positions as of July 31, 2025 and 2024 and the Company does not believe that its unrecognized tax benefits will change over the next twelve months.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – WARRANTS

On February 4, 2025, the Company entered into certain securities purchase agreement with certain non-affiliated institutional investor (the “Purchaser”) pursuant to which the Company agreed to sell (1) 87,778 ordinary shares, par value $0.001 per share (the “Ordinary Shares”), and (2) certain pre-funded warrants to purchase up to 49,309 Ordinary Shares (the “Pre-Funded Warrants”) in a registered direct offering, and (3) in a concurrent private placement, restricted warrants to purchase an aggregate of up to 137,086 Ordinary Shares (the “Restricted Warrants”), for aggregate gross proceeds of approximately $2.5 million (the “Offering”).

Each Pre-Funded Warrant is exercisable for one Ordinary Share at an exercise price of USS0.18. The Company are offering the Pre-Funded Warrants to the Purchaser whose purchase of the Ordinary Shares in this offering would otherwise result in such purchase, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchase, 9.99%) of outstanding Ordinary Shares immediately following the consummation of this offering. The Pre-Funded Warrants were exercised in full in June 2025.

Each Restricted Warrant is exercisable six months after the date of issuance at an exercise price of $21.6 per Ordinary Share and expires five and a half years from the date of issuance.

The following table summarizes information relating to outstanding and exercisable warrants as of July 31, 2025:

	Year ended July 31, 2025
	Number	Weighted average exercise price
Outstanding at beginning of the year	-	$-
Issued during the period - Pre-Funded Warrants	49,309	0.18
Issued during the period - Restricted Warrants	137,086	21.6
Exercised during the year	(49,309)	0.18
Outstanding at end of the year	137,086	$21.6

	Warrants Outstanding			Warrants Exercisable
	Number of Shares	Weighted Average Remaining Contractual life (in years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Restricted Warrants	137,086	5.02	21.6	-	-

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – EQUITY

Ordinary shares

As of July 31, 2024, the Company had a total of 662,081 ordinary shares issued and outstanding.

On October 28, 2024, the Company was granted 7,850,000 ordinary shares of a listed company by a shareholder as capital contribution. The ordinary shares were subject to 1933 Act restrictions until March 2025. The Company initially accounted for the share as “investment in trading securities” at fair value of $3,611,000, with corresponding account charged to “additional paid-in capital”.

On January 21, 2025, the Company issued and sold 212,222 ordinary shares to certain non-affiliated institutional investors at a price of US$22.5 per share. The Company recorded net proceeds of $4,774,895. The difference of $4,771,075 between the par value of ordinary shares and the gross proceeds were recorded as additional paid-in capital.

On February 5, 2025, the Company issued and sold 87,778 ordinary shares at a price of US$18 per share, and pre-funded warrants to purchase up to 49,309 Ordinary Shares, and in a concurrent private placement, restricted warrants to purchase an aggregate of up to 137,086 Ordinary Shares to certain non-affiliated institutional investors for gross proceeds of US$2.5 million. The Company recorded net proceeds of $2,129,824. The difference of $2,128,244 between the par value of ordinary shares and the gross proceeds were recorded as additional paid-in capital.

On July 29, 2025, the Company issued and sold 301,932 ordinary shares to certain purchasers whom are “non-U.S. Persons” at a price of US$6.624 per share for gross proceeds of US$2 million. The Company recorded net proceeds of $1,992,000. The difference of $1,986,565 between the par value of ordinary shares and the gross proceeds were recorded as additional paid-in capital.

As of July 31, 2025, the Company had a total of 1,313,373 ordinary shares issued and outstanding.

Additional paid-in capital

As of July 31, 2024, the Company had additional paid-in capital of $32,599,985.

As mentioned in Note 13 – Equity - ordinary shares, for the year ended July 31, 2025 the Company had an increase in additional paid-in capital of $3,611,000 for capital contribution and an increase of $8,884,996 in for issue of ordinary shares and exercise of warrants.

As of July 31, 2025, the Company had additional paid-in capital of $45,095,981.

Under the laws of the British Virgin Islands, the Company may pay dividends or make other distributions only if the directors of the Company are satisfied, on reasonable grounds, that the Company will, immediately after the distribution, satisfy the "solvency test" (as defined in section 56(a) the BVI Act). Section 56(a) of the BVI Act states that a company satisfies the solvency test if "(i) the value of the company's assets exceeds its liabilities; and (ii) the company is able to pay its debts as they fall due.

NOTE 14 – CONTIGENCIES

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

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – CONTIGENCIES (continued)

Boustead’s Complaint alleges four causes of action against the Company, including breach of contract; breach of the implied covenant of good faith and fair dealing; tortious interference with business relationships and quantum meruit.

On October 6, 2020, ATIF filed a motion to dismiss Boustead’s Complaint pursuant to Federal Rule of Civil Procedure 12(b)(6)and 12(b)(5). On October 9, 2020, the United States District Court for the Southern District of New York directed Boustead to respond to the motion or amend its Complaint by November 10, 2020. Boustead opted to amend its complaint and filed the amended complaint on November 10, 2020. Boustead’s amended complaint asserts the same four causes of action against ATIF and LGC as its original complaint. The Company filed another motion to dismiss Boustead’s amended complaint on December 8, 2020.

On August 25, 2021, the United States District Court for the Southern District of New York granted ATIF’s motion to dismiss Boustead’s first amended complaint. In its order and opinion, the United States District Court for the Southern District of New York allowed Boustead to move for leave to amend its causes of action against ATIF as to breach of contract and tortious interference with business relationships, but not breach of the implied covenant of good faith and fair dealing and quantum meruit. On November 4, 2021, Boustead filed a motion seeking leave to file a second amended complaint to amend its cause of action for Breach of Contract. The Court granted Boustead’s motion for leave and Boustead filed the second amended complaint on December 28, 2021 alleging only breach of contract and dropping all other causes of action alleged in the original complaint. On January 18, 2022, the Company filed a motion to dismiss Boustead’s second amended complaint. Boustead filed its opposition on February 1, 2022 and the Company replied on February 8, 2022.

On July 6, 2022, the Court denied our motion to dismiss the second amended complaint. Thereafter, on August 3, 2022, the Company filed a motion to compel arbitration of Boustead’s claims in California. Briefing on the Company’s motion to compel concluded on August 23, 2022. Since the agreement between ATIF and Boustead contains a valid arbitration clause that applies to Boustead’s breach of contract claim, and the parties have not engaged in discovery, on February 14, 2023, the Court ordered that ATIF’s motion to compel arbitration is granted and this case is stayed pending arbitration.

On March 10, 2023, Boustead, filed Demand for Arbitration against ATIF (the Respondent) before JAMS in California and the assigned JAMS case Ref. No. is 5220002783. On May 25, 2023, ATIF filed its answer to deny Boustead’s Demand for Arbitration, which was unsuccessful and the arbitration process was initiated. The arbitrator ordered a motion to be filed by Boustead for a determination of contact interpretation, prior to extensive discovery into issues such as the alleged merits and damages, and to determine whether the contract interpretation should allow the matter to further proceed. Boustead had filed the Motion for Contract Interpretation Determination. ATIF filed its opposition to that Motion on October 16, 2023. The hearing on the motion was held on November 8, 2023, during which the arbitrator extended the hearing to February 29, 2024. The arbitrator also established December 15, 2023, as the deadline for Boustead to submit its reply regarding the contract interpretation issues raised by the Company. Simultaneously, the Company was granted until February 12, 2024, to present its response brief.

On September 24, 2024, the Company and Boustead entered into a settlement agreement, pursuant to which the Company shall pay a total amount of $1,000,000 to Boustead. The payment is made in three instalments, the first instalment of $250,000 is payable upon execution of the settlement agreement, the second instalment of $500,000 is payable before March 1, 2025, and the final instalment of $250,000 is payable before December 31, 2025. The Company made the first and second instalment payments totaling 750,000 as schedule.

ATIF HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – CONTIGENCIES (continued)

Pending Legal Proceeding with J.P Morgan Securities LLC (“JPMS”)

On December 22, 2023, J.P Morgan Securities LLC (“JPMS”) filed a lawsuit in the Superior Court of California, County of Orange, bearing Case Number 30-2023-01369978-CU-FR-CJC against ATIF Holdings Limited (“Holdings”), ATIF Inc., ATIF-1GP, LLC (ATIF-1 GP”), and two officers of Holdings and ATIF Inc., Jun Liu and Zhiliang “Ian” Zhou, alleging and asserting that itis entitled to recover $5,064,160 in damages plus interest and attorneys’ fees relating to a stock transaction by ATIF-1 GP.

The parties have agreed to attempt to mediate the dispute before proceeding to litigation. A mediation was held on May 6, 2024,but the parties could not come to a resolution. The Defendants’ time to respond to the lawsuit was May 20, 2024. On May 15,2024, the Defendants filed a Petition with the Superior Court of California seeking to compel arbitration under the operative agreements and stay the underlying State Court action. On or about August 16, 2024, the parties agreed that JPMS and ATIF-1 GP,LLC would submit any disputes between the two of them only, to FINRA arbitration, and stay the California state court case pending such arbitration. ATIF-1 GP, LLC has not been the Company’s subsidiary since its disposition in 2022. The Company is awaiting the outcome of the FINRA arbitration before proceeding further with the stayed case in the Superior Court of California.

On January 22, 2025, Jun Liu resigned from his position as the Chief Executive Officer, director and Chairman of the board of directors of the Company, effective immediately.

NOTE 15 – SUBSEQUENT EVENTS

On June 30, 2025, the board of directors of the Company approved the reverse share split of the Ordinary Shares, at a ratio of 1-for-18, to be effective at the open of business on Friday, August 8, 2025.As required by U.S. GAAP, all share and per share data in the consolidated financial statements have been retroactively adjusted to reflect the reverse share split. The number of outstanding shares as of July 31, 2025, on a pre-split basis, was 1,313,373.

On October 8, 2025, the Company entered into certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell up to an aggregate of 9,000,000 units, each unit consisting of one ordinary share of the Company, par value $0.001 per share and one warrant to purchase one share with an initial exercise price of $4.89 per Share, at a price of $3.26 per unit for an aggregate purchase price of approximately $29.34 million. The net proceeds from such offering will be used for working capital or other general corporate purposes.

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $4.89 per Share for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.